Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

April 26, 2024

Dear Stockholder:

You are cordially invited to attend our 2024 Annual Meeting of Stockholders. The Annual Meeting of Stockholders will be held at 401 Congress Avenue, Suite 1850, Austin, Texas 78701 on Wednesday, June 5, 2024, at 11:00 a.m. Central Daylight Time.

The matters expected to be acted upon at the Annual Meeting are described in detail in the accompanying Notice of 2024 Annual Meeting of Stockholders and Proxy Statement.

In accordance with U.S. Securities and Exchange Commission “notice and access” rules, we are using the Internet as our primary means of furnishing proxy materials to our stockholders. Because we are using the Internet, most stockholders will not receive paper copies of our proxy materials. We will instead send our stockholders a notice with instructions for accessing the proxy materials and voting via the Internet. This notice also provides information on how our stockholders may obtain paper copies of our proxy materials if they so choose. We believe the use of the Internet makes the proxy distribution process more efficient and less costly and helps in conserving natural resources.

The Proxy Statement, the accompanying form of proxy card, the Notice of 2024 Annual Meeting of Stockholders and our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are available at www.proxyvote.com and may also be accessed through our website at www.uplandsoftware.com under the “SEC Filings” section of the “Investors” page. If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Instructions on voting are located on the accompanying proxy card. Your vote by proxy will ensure your representation at the Annual Meeting regardless of whether or not you attend in person. Casting your vote by proxy does not deprive you of your right to attend the Annual Meeting and vote your shares in person.

The Board and management look forward to your participation at the Annual Meeting.

Sincerely,

Matthew H. Smith
General Counsel & Secretary

Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 5, 2024

To the Stockholders of Upland Software, Inc.:

The Annual Meeting of Stockholders for Upland Software, Inc. ("Upland", "we", "us", "our" or the "Company") will be held at 401 Congress Avenue, Suite 1850, Austin, Texas 78701 on Wednesday, June 5, 2024, at 11:00 a.m. Central Daylight Time (the "Annual Meeting"), to consider the following matters:

1. To elect two Class I directors to serve on the board of directors until our 2027 annual meeting of stockholders, or until a successor is duly elected and qualified;
2. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024;
3. To vote on a non-binding advisory basis to approve the compensation of our named executive officers;
4. To vote to approve the adoption of the Upland Software, Inc. 2024 Omnibus Incentive Plan;
5. To vote to approve the adoption of the 2024 Tax Benefit Preservation Plan;
6. To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Our board of directors (the "Board") has fixed the close of business on April 12, 2024, as the record date for determining holders of our common stock entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof (the "Record Date"). A complete list of such stockholders will be available for examination at our offices in Austin, Texas, during normal business hours for a period of ten days prior to the Annual Meeting. This Notice of 2024 Annual Meeting of Stockholders is being distributed or made available to stockholders beginning on or about April 26, 2024.

By Order of the Board of Directors

John T. McDonald
Chief Executive Officer and Chair

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 5, 2024.

This Notice of Annual Meeting of Stockholders, the Proxy Statement, accompanying form of proxy card and our Annual Report to Stockholders/Form 10-K for the fiscal year ended December 31, 2023 are available at www.proxyvote.com.

ATTENDING THE ANNUAL MEETING

You do not need to attend to vote. You may vote by submitting a proxy card in advance, by telephone or through the Internet.

If you wish to attend the meeting:

- Doors open at 10:30 a.m. Central Daylight Time on Wednesday, June 5, 2024.
- The meeting starts at 11:00 a.m. Central Daylight Time.
- All stockholders and proxy holders must register at the reception desk and provide evidence of ownership as of the Record Date, and only such persons will be permitted to enter the room and attend the meeting.
- The meeting will follow the agenda and rules of conduct provided to all stockholders and proxy holders upon entering the meeting.
- Subject to meeting rules, only stockholders of record or their proxy holders will be allowed to address the meeting and only after having been recognized. All questions and comments must be directed to the chair of the meeting.
- The purpose and order of the meeting will be strictly observed, and the chair's or secretary's determinations in that regard will be final, including any postponements or adjournments of the meeting.
- Media will not be allowed to attend the meeting. The taking of photographs and the use of audio and video recording devices will not be allowed.

QUESTIONS

For Questions Regarding:	Contact:
The Annual Meeting	Upland Software, Inc. - Investor Relations (512) 960-1031
Stock ownership for registered holders	Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717 shareholder@broadridge.com (866) 321-8022 (within the U.S. and Canada) or (720) 378-5956 (worldwide)
Stock ownership for beneficial owners	Please contact your broker, bank or other nominee
Voting for registered holders	Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717 shareholder@broadridge.com (866) 321-8022 (within the U.S. and Canada) or (720) 378-5956 (worldwide)
Voting for beneficial owners	Please contact your broker, bank or other nominee

TABLE OF CONTENTS

Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

PROXY STATEMENT INFORMATION ON VOTING

Our Board solicits your proxy for the 2024 Annual Meeting of Stockholders (the "Annual Meeting") and at any postponement or adjournment of the meeting for the matters set forth in the "Notice of 2024 Annual Meeting of Stockholders." The Annual Meeting will be held at 401 Congress Avenue, Suite 1850, Austin, TX 78701 on June 5, 2024 at 11:00 a.m. Central Daylight Time. We made this Proxy Statement available to stockholders beginning on April 26, 2024.

Record Date	April 12, 2024
Quorum	A majority of combined shares of our common stock, par value $0.0001 per share (the "Common Stock") and Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") (on an as-converted basis) outstanding on the Record Date must be present in person or by proxy to constitute a quorum at the Annual Meeting. Abstentions and any broker non-votes will be counted toward fulfillment of quorum requirements. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.
Shares Outstanding	There were 27,857,845 shares of Common Stock outstanding as of April 12, 2024.
Inspector of Election	A representative from Broadridge Financial Solutions, Inc. ("Broadridge") will serve as the inspector of election.
Voting by Proxy	Stockholders of record on the Record Date may submit their proxy on the Internet, by phone, or by mail.
Appointment of Proxy Holders	The Board asks you to appoint Michael D. Hill and Matthew H. Smith as your proxy holders to vote your shares at the Annual Meeting. You may make this appointment by voting the enclosed proxy card or by using one of the voting methods described below.
Voting Instructions; Voting at the Meeting	***We encourage stockholders to vote in advance of the Annual Meeting, even if they plan to attend the meeting.*** Stockholders can vote in person during the meeting. Stockholders of record (those whose shares are registered directly in their name with Upland's transfer agent, Broadridge) who attend the Annual Meeting in person may obtain a ballot from the inspector of election. Beneficial owners whose shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization and who attend the Annual Meeting in person must obtain a proxy from their broker, bank, or other nominee prior to the date of the Annual Meeting and present it to the inspector of election with their ballot. Voting in person during the meeting will replace any previous votes.

Voting Instructions; Voting by Proxy

All shares represented by valid proxies received prior to the meeting will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instructions. If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board or you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Voting Instructions; What Happens if no Voting Instructions are Provided

If, on the Record Date, your shares were held in an account at a brokerage firm or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the meeting.

As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. If you do not provide instructions for voting the shares that you beneficially own, your custodian will not be permitted to vote your shares with respect to "non-discretionary" items, which includes all matters on the agenda other than the ratification of the appointment of the independent registered public accounting firm. This is generally referred to as a "broker non-vote."

We urge you to provide voting instructions to your broker or agent to vote your shares.

A number of brokers and banks enable beneficial holders to give voting instructions via telephone or the Internet. Please refer to the voting instructions provided by your bank or broker. You are also invited to attend the meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you provide a valid proxy from your broker or other agent.

Routine and Non-Routine Matters

Proposals One, Three, Four, and Five are each considered non-routine matters under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and, therefore, broker non-votes may exist in connection with Proposals One, Three, Four, and Five. Proposal Two, the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024, is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and, therefore, no broker non-votes are expected to exist in connection with Proposal Two.

Votes Required; Effect of Broker Non-Votes and Abstentions

Each holder of shares of our Common Stock outstanding on the Record Date is entitled to one vote for each share of Common Stock held as of the Record Date. Except as provided by the Certificate of Designation of Series A Convertible Preferred Stock of the Company (the "Certificate of Designation") or applicable law, the holders of Series A Preferred Stock will have the right to vote together as a single class with the holders of the Common Stock on each matter submitted for a vote or consent by the holders of the Common Stock.

With respect to Proposal One, the director nominees are elected by a plurality of the voting power of the shares of our Common Stock and shares of our Series A Preferred Stock (on an as-converted basis) present in person or represented by proxy and entitled to vote at the Annual Meeting. Therefore, the two nominees receiving the most "FOR" votes will be elected as directors to serve until the third annual meeting of stockholders following their election. For Proposal One, there is no cumulative voting and abstentions and broker non-votes will have no effect on the outcome of the vote.

The ratification of our independent registered public accounting firm in Proposal Two requires the affirmative vote of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. Proposal Two is a routine matter and no broker non-votes are expected to exist in connection with Proposal Two.

Votes Required; Effect of Broker Non-Votes and Abstentions (continued)	Proposal Three, the advisory vote to approve executive compensation, requires the approval of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. However, because Proposal Three is an advisory vote, the result will not be binding on the Company or our Board. The Board, the Compensation Committee and/or another committee of the Board will consider the outcome of the vote when establishing or modifying the compensation of our named executive officers and determining how often we should submit to the stockholders an advisory vote to approve the compensation of our named executive officers included in our proxy statement. Proposals Four and Five require the approval of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. Broker non-votes will have the effect of voted “AGAINST” Proposals Three, Four, and Five. For purposes of Proposals Two, Three, Four, and Five, abstentions are treated as shares present and entitled to vote for the purposes of such proposal and, therefore, will have the same effect as a vote “AGAINST” the proposal.
Changing Your Vote	Stockholders of record may revoke their proxy at any time before the polls close by submitting a later-dated vote in person at the Annual Meeting, via the Internet, by telephone, by mail, or by delivering instructions to our Corporate Secretary before the Annual Meeting. If you hold shares through a broker, bank, or other nominee, you may revoke any prior voting instructions by contacting that firm.
Voting Results	We will announce preliminary results at the Annual Meeting. We will report final results at http://investor.uplandsoftware.com and in a filing with the U.S. Securities and Exchange Commission (the “SEC”) on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.

Important

Please promptly vote and submit your proxy by signing, dating, and returning the enclosed proxy card in the postage-prepaid return envelope, or vote by telephone or via the Internet so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

PROPOSAL ONE: ELECTION OF DIRECTORS

Our Board is comprised of six directors. In accordance with our Certificate of Incorporation (the "Certificate of Incorporation") and our Amended and Restated Bylaws (the "Bylaws"), our Board is divided into three classes, the members of each of which serve for staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

- the Class I directors are Stephen E. Courter and Teresa Miles Walsh, and their terms will expire at our annual meeting of stockholders to be held in 2024; and
- the Class II directors are David D. May, Timothy W. Mattox and David Chung, and their terms will expire at our annual meeting of stockholders to be held in 2025; and
- the Class III director is John T. (Jack) McDonald, and his term will expire at our annual meeting of stockholders to be held in 2026.

This year's nominees for election to our Board as Class I directors are Stephen E. Courter and Teresa Miles Walsh. The proxies given to the proxy holders will be voted or not voted as directed and, if no direction is given, will be voted "FOR" the nominees. Mr. Courter and Ms. Walsh are independent directors as determined by the Board of Directors.

The nominees have been nominated by our Board upon the recommendation of the Nominating and Governance Committee. Certain biographical information about the nominees is set forth below, including the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee to recommend that the nominees should continue to serve on our Board. There are no family relationships among the nominees and any of our directors or executive officers.

Stephen E. Courter has served as a member of our Board since September 2014. Mr. Courter is on the faculty of the McCombs School of Business, University of Texas at Austin, which he joined in August 2007, teaching courses in the Masters in Business Administration program and leading study abroad programs in Thailand, Vietnam, India, and Indonesia. Prior to joining the University of Texas at Austin, Mr. Courter served as Chief Executive Officer and board member of Broadwing Communications from 2006 to 2007. Previously, Mr. Courter served as Chairman and Chief Executive Officer of Neon Communications from 2000 to 2006 and Chief Executive Officer of Enertel, a Dutch telecommunications company based in Rotterdam from 1998 to 2000. Mr. Courter currently serves on the board of directors of Cadiz Inc. (Nasdaq: CDZI), a land and water resource development company, which he joined in 2008. Mr. Courter holds a B.S. in Finance from The Pennsylvania State University and an M.B.A. from The George Washington University. Mr. Courter holds the rank of Major in the U.S. Army Reserves.

We believe Mr. Courter is qualified to serve as a member of our Board as a result of his experience in executive-level management positions at technology companies and the knowledge he gained from service on the boards of public and private companies.

Teresa Miles Walsh has served as member of our Board since March 2020. She founded Access Media Advisory Limited in the UK ("AMA"), a corporate advisory boutique focused on media sector clients, in 2003 and Access Media Advisory LLC in the US in 2008. She currently serves as chief executive officer of both. Ms. Walsh is also a limited partner and registered representative of Pickwick Capital Partners, LLC, a FINRA regulated broker dealer. From November 2020 to June 2021, Ms. Walsh was an independent member of the board of directors and Chair of the Audit Committee of Forest Road Acquisition Corp (NYSE: FRX. U). From 1989 to 2002, Ms. Walsh held positions at Merrill Lynch including Vice Chair and Managing Director, European Telecommunications, Media and Technology (2002), Head of the European Media Investment Banking Group (1997-2002), and other investment banking roles in media, utilities and structured finance groups of the investment banking division at Merrill Lynch (1989-1997). Ms. Walsh holds a B.A. in Economics, Magna Cum Laude, from Duke University and an M.B.A., with distinction, from the Fuqua School of Business at Duke University.

We believe Ms. Walsh is qualified to serve as a member of our Board as a result of her experience in the international business sector and with mergers and acquisition, as well as her executive-level management positions with investment banking entities.

Vote Required

The nominees receiving the highest number of affirmative votes of the shares of Common Stock and Series A Preferred Stock (on an as-converted basis) voting together as a single class, present in person or represented by proxy and entitled to vote for them will be elected as Class I directors to serve until the third annual meeting following their election or until their successor, if any, is duly elected and qualified, or until their earlier death, resignation, or removal. Unless you otherwise instruct, proxies will be voted for election of the nominees who are listed above as the Class I director nominees. The Company has no reason to believe that the nominees will be unable to serve, but in the event that the nominees are unwilling or unable to serve as a directors and the Board does not, in that event, choose to reduce the size of the Board, the persons voting the proxy may vote for the election of another person in accordance with their judgment.

Recommendation of the Board

The Board unanimously recommends that stockholders vote “FOR” the election of Mr. Courter and Ms. Walsh.

DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance Highlights

Independence

- The Board currently has 6 members, 4 of whom are independent.
- There are three standing committees with all members being independent directors.
- Directors regularly meet without management present with the Lead Independent Director presiding.

Board Practices

- The Board and its standing committees perform self-evaluations on an annual basis.
- Each standing committee operates under a committee charter.
- The Board oversees risk management practices.
- The Board receives information concerning, and provides input on, succession planning.
- The Board has adopted an insider trading policy, a related person policy, corporate governance guidelines, and a code of business conduct and ethics.

Leadership Structure

- The Board leadership structure consists of a Chair, a Lead Independent Director and committee chairs.

Directors

The Nominating and Governance Committee of the Board and the Board believe the skills, qualities, attributes, and experience of its directors provide Upland with business acumen and a diverse range of perspectives to engage each other and management to effectively address the evolving needs of Upland and represent the best interests of our stockholders. In the event the nominees for director are elected, following the Annual Meeting, our Board would consist of the following individuals:

Name	Position with Upland	Age as of the Annual Meeting	Director Since
David Chung	Director	56	2022
Stephen E. Courter	Director	69	2014
David D. May	Lead Independent Director	61	2016
John T. (Jack) McDonald	Director, Chief Executive Officer and Chair	60	2010
Timothy W. Mattox	Director	58	2024
Teresa Miles Walsh	Director	60	2020

The following presents biographical information for each of our continuing directors listed above in the table. The biographical information includes the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee to recommend that the director should serve on the Board.

David Chung has served as a director of the Company since August 2022. Mr. Chung is a Partner and Co-Chief Investment Officer of HGGC, LLC ("HGGC"). Mr. Chung is a member of HGGC's Management Committee and Fund IV Investment Committee. He is involved in all aspects of HGGC's investment sourcing, underwriting, execution and portfolio management and realization. Mr. Chung brings 29 years of experience as a private equity, public equity and hybrid public/private investor. Prior to joining HGGC in December 2016, he was an independent investor through Arrowhead Holdings LLC, an Investment Partner at Blum Capital Partners, a Partner at Standard Pacific Capital, and a Director at KKR, where he began his private equity career in 1995. Previously, he was a strategy consultant at McKinsey & Co. and an investment banker at Hambrecht & Quist. Mr. Chung holds a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School.

We believe that Mr. Chung is qualified to serve as a member of our Board as a result of his experience in the private equity industry and experience serving in executive and senior management roles.

Stephen E. Courter has served as a member of our Board since September 2014. Mr. Courter is on the faculty of the McCombs School of Business, University of Texas at Austin, which he joined in August 2007, teaching courses in the Masters in Business Administration program and leading study abroad programs in Thailand, Vietnam, India, and Indonesia. Prior to joining the University of Texas at Austin, Mr. Courter served as Chief Executive Officer and board member of Broadwing Communications from 2006 to 2007. Previously, Mr. Courter served as Chair and Chief Executive Officer of Neon Communications from 2000 to 2006 and Chief Executive Officer of Enertel, a Dutch telecommunications company based in Rotterdam from 1998 to 2000. Mr. Courter currently serves on the board of directors of Cadiz Inc. (Nasdaq: CDZI), a land and water resource development company, which he joined in 2008. Mr. Courter holds a B.S. in Finance from The Pennsylvania State University and an M.B.A. from The George Washington University. Mr. Courter holds the rank of Major in the U.S. Army Reserves.

We believe Mr. Courter is qualified to serve as a member of our Board as a result of his experience in executive-level management positions at technology companies and the knowledge he gained from service on the boards of public and private companies.

David D. May joined our Board in June 2016 and was named Lead Independent Director in October 2017. He is a vice president of Luther King Capital Management, and Senior Advisor to LKCM Headwater Investments, which he joined in August 2013. From January 2005 to August 2013, he was the co-founder and portfolio manager of Third Coast Capital Management, an Austin-based long-short equity hedge fund formed in 2004. From 1998 to 2003, Mr. May was a co-founder and Managing Partner of Ridgecrest Partners, a New York City-based hedge fund founded in 1998. From 1996 to 1998, Mr. May was a Partner at Ardsley Partners, a Connecticut-based hedge fund, where he served as an analyst and a portfolio manager. Prior to this, he was a Vice President at Luther King Capital Management and served as a portfolio manager for a broad range of investment portfolios and co-founded the LKCM Mutual Funds, serving as President of the Fund Group. Mr. May formerly sat on the Board of Perficient Inc. (Nasdaq: PRFT), an information technology consulting firm, where he served on the Audit Committee and was the Chair of the Compensation Committee. He has previously served on the boards of privately held companies and philanthropic organizations. Mr. May holds a B.A. in Business and an M.B.A. from Texas Christian University. He is a CFA charter holder.

We believe that Mr. May is qualified to serve as a member of our Board as a result of his experience as a director of publicly traded technology companies and his background in the institutional investment industry.

John T. (Jack) McDonald founded the Company and has served as our Chief Executive Officer and Chair of our Board since our founding in July 2010. Prior to founding Upland in 2010, Mr. McDonald was Chief Executive Officer of Perficient, Inc. (Nasdaq: PRFT), an information technology consulting firm, from 1999 to 2009, and chairman from 2001 to 2010. Mr. McDonald started his career as an attorney with Skadden, Arps, Slate, Meagher & Flom LLP in New York, focusing on mergers and acquisitions and corporate finance, from 1987 to 1993. Mr. McDonald served as a director and member of the Compensation Committee of BigCommerce Holdings, Inc. (Nasdaq: BIGC), from August 2019 to July 2022. Mr. McDonald served as chairman of the Greater Austin Chamber of Commerce and as a member of the board of directors of a number of privately held companies and non-profit organizations. Mr. McDonald holds a B.A. in Economics from Fordham University and a J.D. from Fordham Law School.

We believe that Mr. McDonald is qualified to serve as a member of our Board because of his experience as our Chief Executive Officer and his background in the technology industry, including previously serving as Chair and Chief Executive Officer of a public technology company.

Timothy W. Mattox has served as a member of our Board since January 2024. Mr. Mattox previously served as President and Chief Operating Officer for Upland from July 2014 until March 2021, and most recently as a Strategic Advisor to Upland from March 2021 until his appointment to the Board. Prior to Upland, Mr. Mattox's career included extensive strategic, operational, new business, and private equity experience in software, hardware, and web/cloud services. From 1998 to 2013, he worked at Dell, Inc. during which he held several leadership positions, including Vice President of Corporate Strategy, followed by Vice President of Worldwide Enterprise Product Management. Preceding Dell, Mr. Mattox worked for Bain & Company as a Manager from 1994 to 1998, and Oracle Corporation as a Senior Product Line Manager from 1989 to 1992. Mr. Mattox has led businesses with revenue of $25 million to $10 billion and has a strong track record of stockholder value creation at the corporate and divisional level. Mr. Mattox holds B.S. and M.S. degrees in electrical engineering and computer science from MIT and an M.B.A. from Stanford's Graduate School of Business.

We believe that Mr. Mattox is qualified to serve as a member of our Board as a result of his significant software executive leadership experience, as well as his previous understanding and history of the Company.

Teresa Miles Walsh has served as member of our Board since March 2020. She founded Access Media Advisory Limited in the UK ("AMA"), a corporate advisory boutique focused on media sector clients, in 2003 and Access Media Advisory LLC in the US in 2008. She currently serves as chief executive officer of both. Ms. Walsh is also a limited partner and registered representative of Pickwick Capital Partners, LLC, a FINRA regulated broker dealer. From November 2020 to June 2021, Ms. Walsh was an independent member of the board of directors and Chair of the Audit Committee of Forest Road Acquisition Corp (NYSE: FRX.U). From 1989 to 2002, Ms. Walsh held positions at Merrill Lynch including Vice Chair and Managing Director, European Telecommunications, Media and Technology (2002), Head of the European Media Investment Banking Group (1997-2002) and other investment banking roles in media, utilities and structured finance groups of the investment banking division at Merrill Lynch (1989-1997). Ms. Walsh holds a B.A. in Economics, Magna Cum Laude, from Duke University and an M.B.A., with distinction, from the Fuqua School of Business at Duke University.

We believe Ms. Walsh is qualified to serve as a member of our Board as a result of her experience in the international business sector and with mergers and acquisition, as well as her executive-level management positions with investment banking entities.

Director Qualifications and Information

Director Qualifications — The Board believes that individuals who serve on the Board should have demonstrated notable or significant achievements in business, education, or public service; should possess the requisite intelligence, education, and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our stockholders. The following are qualifications, experience and skills for Board members which are important to our business and its future:

- Leadership Experience **—** We seek directors who demonstrate extraordinary leadership qualities. Strong leaders bring vision, strategic agility, diverse and global perspectives, and broad business insight to the company. They demonstrate practical management experience, skills for managing change, and deep knowledge of industries, geographies, and risk management strategies relevant to the company. They have experience in identifying and developing the current and future leaders of the company. The relevant leadership experience we seek includes a past or current leadership role in a major public company or recognized privately held entity; a past or current leadership role at a prominent educational institution or senior faculty position in an area of study important or relevant to the company; or a past or current senior managerial or advisory position with a highly visible nonprofit organization.
- Finance Experience — We believe that all directors should possess an understanding of finance and related reporting processes. We also seek directors who qualify as an "audit committee financial expert" as defined in the SEC's rules for service on the Audit Committee.
- Business Experience — We seek directors who have relevant experience in businesses and markets that are relevant to our business and/or to the business of our customers. We value experience in our high priority areas, including mergers and acquisitions, corporate finance and public markets, SaaS and cloud based businesses, new or expanding businesses, customer segments or geographies, organic and inorganic growth strategies, existing and new technologies; deep or unique understanding of the company's business environments; and experience with, exposure to, or reputation among a broad subset of our customer base.

Director Qualifications Matrix — The Nominating and Governance Committee selects, evaluates and recommends to the full Board qualified candidates for election or appointment to the Board. The Nominating and Governance Committee has developed the following matrix outlining specific qualifications to ensure that the company's directors bring to the Board a diversity of experience, background and perspective. The matrix allows the Nominating and Governance Committee to identify areas of expertise and experience that may benefit the Board in the future as well as gaps in those areas that may arise as directors retire. The Nominating and Governance Committee uses this information as part of its process for identifying and recommending new directors for the Board.

DIRECTOR QUALIFICATION MATRIX

	Leadership			Financial	
Name of Director	Technical Industry	Academic	Active/ Recent CEO	Financial Literacy	Audit Committee Financial Expert
Mr. Chung	X		X	X	X
Mr. Courter	X	X	X	X	X
Mr. May	X			X	X
Mr. McDonald	X		X	X	
Mr. Mattox	X			X	
Ms. Walsh	X		X	X	X

Board Diversity — In August 2021, the SEC approved a Nasdaq Stock Market proposal to adopt new listing rules relating to board diversity and disclosure. As approved by the SEC, the new Nasdaq listing rules require all Nasdaq listed companies to disclose consistent, transparent diversity statistics regarding their boards of directors. The Board Diversity Matrix below presents the Board's diversity statistics in the format prescribed by the Nasdaq rules.

BOARD DIVERSITY MATRIX
(*as of April 26, 2024*)

Total Number of Directors	**6**			
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	1	5		
Part II: Demographic Background				
African-American or Black				
Alaskan Native or Native American				
Asian		1		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	1	4		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				

Board Corporate Governance Guidelines

Our Board maintains Corporate Governance Guidelines, which are intended to reflect our core values and provide the foundation for our governance and management systems and our interactions with others. A copy of those guidelines is posted on the investor relations portion of our website at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Structure of the Board of Directors

Our business and affairs are managed under the direction of our Board. As noted above, our Board currently consists of six members and is divided into three classes with staggered three-year terms.

Pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) by and between the Company and Ulysses Aggregator, LP, (the “Purchaser”), the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, have the right to elect, for so long as Ulysses Aggregator, LP and its affiliates (including HGGC, LLC) beneficially own in the aggregate at least 5% of the shares of Common Stock on a fully diluted basis including the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, one member (the “Series A Director”) of the Board. The Series A Director is entitled to serve on each committee of the Board, subject to applicable rules and regulations of the Nasdaq Global Market. As of August 23, 2022, Mr. Chung was appointed as the Series A Director.

We expect that any additional directorships resulting from an increase in the authorized number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in our control or management.

Our Certificate of Incorporation and Bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally at an election of directors. Our directors are elected by a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on the election of directors. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal.

Director Independence

The Nasdaq Global Market listing standards require that a majority of the members of our Board qualify as “independent” as defined by those standards. In April 2024, our Board, following consultation with our Nominating and Governance Committee, undertook a review of the independence of the directors and nominee for director and considered whether any director or nominee has a material relationship with us that could compromise his or her ability to exercise judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that four of our six current directors, Messrs. Courter, May, and Chung and Ms. Walsh, are “independent directors” as defined under the applicable requirements of the Nasdaq Global Market listing standards and SEC rules and regulations. In making that determination, our Board considered whether each director and nominee has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Note from our Lead Independent Director

It is my privilege to serve as Upland’s Lead Independent Director, a role I have held since October 2017. I would like to share a few of the important ways our Board works to provide independent oversight of management as fiduciaries to you, our stockholders.

As Lead Independent Director, I work closely with our Chair and CEO, Jack McDonald, to facilitate continuous communication among management and the Board’s independent directors. Our Board currently has six members, four of whom are independent. It is important to Upland that we have significant input and guidance from independent directors.

Our Board and Upland’s management highly value the input of our independent directors. Mr. McDonald and his executive team regularly communicates with our independent directors between meetings of our Board to ensure that they are informed and that the Company has the benefit of their input on a real-time basis.

Finally, our Board participates in an annual self-assessment process conducted by an outside third-party to ensure that the Board is well-functioning and that each director has the opportunity to anonymously communicate their thoughts on the Board’s operation for the prior year and to set goals for the coming year.

I thank you for your support and look forward to serving our stockholders interests as we move forward.

Sincerely,



David D. May
Lead Independent Director

Board Leadership and Lead Independent Director

The Chair of our Board is currently our Chief Executive Officer, John T. (Jack) McDonald. The Board does not have a policy with regard to whether the roles of Chair of our Board and Chief Executive Officer should be separate or combined. Rather, the Board believes that the present structure, which includes a Lead Independent Director with well-defined responsibilities, provides the Company and the Board with exemplary leadership, appropriate independent oversight of management, continuity of experience that complements ongoing Board refreshment and the ability to communicate the Company's business and strategy to stockholders, the investor community, employees and other stakeholders. Further, the Board believes that Mr. McDonald is best suited to serve as the combined Chair and Chief Executive Officer because he has provided the Company with invaluable leadership since our founding, is the director most familiar with our business, and is best suited to lead the discussion and execution of our strategy.

The Company has adopted corporate governance guidelines that provide that one of our independent directors should serve as Lead Independent Director at any time when our Chief Executive Officer serves as the Chair of our Board, or if the Chair is otherwise not independent. Because Mr. McDonald is our Chair and Chief Executive Officer, our Board has appointed Mr. May to serve as lead independent director to preside over periodic meetings of our independent directors, serve as the liaison between our Chair and the independent directors, and perform additional duties as our Board may otherwise determine or delegate from time to time.

Committees of the Board of Directors

Our Board has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. The current members of the committees are identified in the table below:

Name of Director	Audit	Compensation	Nominating And Governance
David Chung	Member	Member	Member
Stephen E. Courter	Chair	Member	—
David D. May	Member	Chair	Member
Teresa Miles Walsh	Member	—	Chair

The continuing members of the committees following the Annual Meeting are expected to remain the same. Messrs. McDonald and Mattox do not serve on any committees. Prior to his resignation in January 2024, Joe Ross served as a member of the Nominating and Governance Committee. Following Mr. Ross' resignation, Mr. May was appointed to the Nominating and Governance Committee.

Audit Committee

Our Audit Committee is composed of Messrs. Courter, May and Chung and Ms. Walsh, with Mr. Courter serving as chair. Our Board has determined that each of Messrs. Courter, May and Chung and Ms. Walsh meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Nasdaq Global Market listing standards. Our Board has also determined that Messrs. Courter, Chung and May and Ms. Walsh qualify as an "audit committee financial expert" within the meaning of SEC regulations.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

- evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate its services;
- determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
- reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm's assessment of our annual and quarterly financial statements and reports;
- reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;
- conferring with management and our independent registered public accounting firm regarding the scope, adequacy, and effectiveness of our internal control over financial reporting;

- establishing procedures for the receipt, retention, and treatment of any complaints we receive regarding accounting, internal accounting controls, or auditing matters;

- reviewing and approving related party transactions;

- overseeing compliance with the requirements of the SEC and the Foreign Corrupt Practices Act,

- providing oversight and review of the Company's risk management policies, including its enterprise risk management program and investment policies; and;

- reviewing at least semi-annually the Company's cybersecurity risk mitigation activities and procedures.

The Audit Committee met 4 times in 2023.

Compensation Committee

Our Compensation Committee is composed of Messrs. May, Courter and Chung, with Mr. May serving as chair. Our Board has determined that each of Messrs. May, Courter and Chung are independent within the meaning of applicable Nasdaq Global Market listing standards, is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act, and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986.

The primary purpose of our Compensation Committee is to discharge the responsibilities of our Board to oversee our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our Compensation Committee include:

- determining the compensation and other terms of employment of our Chief Executive Officer and reviewing and approving corporate performance goals and objectives relevant to such compensation;

- in consultation with the Chief Executive Officer, determining the compensation and other terms of employment of our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

- evaluating, approving, and administering the compensation plans and programs advisable for us and evaluating and approving the modification or termination of existing plans and programs;

- reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management, as appropriate; and

- reviewing and recommending to our Board the compensation of our directors.

The Compensation Committee may form subcommittees for any purpose that the Compensation Committee deems appropriate and may delegate to such subcommittees such power and authority as the Compensation Committee deems appropriate, except that the Compensation Committee shall not delegate to a subcommittee any power or authority required by law, regulation, or listing standard to be exercised by the Compensation Committee as a whole. The Compensation Committee also has the authority, in its sole discretion, to select and retain any compensation consultant to be used by the Company to assist with the execution of the Compensation Committee's duties and responsibilities, or to engage independent counsel or other advisers as it deems necessary or appropriate to carry out its duties. The Compensation Committee currently retains the services of a compensation consultant, NFP Compensation Consulting ("NFP") (formerly Longnecker & Associates), and did so in the last fiscal year.

The Compensation Committee met 4 times in 2023.

Nominating and Governance Committee

Our Nominating and Governance Committee was composed of Messrs. Ross and Chung and Ms. Walsh, with Ms. Walsh serving as chair. In January 2024, Mr. Ross stepped down from the Board as noted above and Mr. May was appointed to this committee. Our Board has determined that each of Messrs. May, Chung and Ms. Walsh are independent within the meaning of applicable Nasdaq Global Market listing standards. Mr. Ross was also determined to be independent.

The specific responsibilities of our Nominating and Governance Committee include:

- reviewing proposed changes to the Certificate of Incorporation and the Bylaws and making recommendations to the Board;

- overseeing compliance by the Board with applicable laws and regulations;

- identifying, reviewing, evaluating, and recommending for selection candidates for membership to our Board;

- reviewing, evaluating, and considering the recommendation for nomination of incumbent members of our Board for reelection to our Board and monitoring the size of our Board;
- considering the recommendation for nomination of candidates for election to our Board and proposals submitted by our stockholders;
- reviewing the Company's environmental, social and governance ("ESG") position; and
- reviewing the performance of our Board, recommending areas of improvement to our Board, and assessing the independence of members of our Board.

The Nominating and Governance Committee met 5 times in 2023.

Committee Charters

Our Audit Committee, Compensation Committee, and Nominating and Governance Committee operate under written charters adopted by the Board. These charters are posted on the "Investor Relations" page of our website, https://investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Risk Oversight

Our business is subject to various types of risk, including business risks relating to our strategy, competitive position, operations and financial structure, technological risks, legal and compliance risks, and others. Management is responsible for the day-to-day management of risks we face, while our Board, as a whole and through its committees, oversees our risk management processes implemented by management and regularly reviews reports from members of senior management on areas of material risk. The committees of the Board are charged with overseeing certain types of risks. Our Audit Committee is responsible for overseeing the management of financial and operational risks, including cybersecurity risks. Our Compensation Committee is responsible for overseeing the management of risks relating to executive compensation. Our Nominating and Governance Committee is responsible for overseeing the management of risks relating to corporate governance. Our full Board regularly receives reports from each committee on the management of these risks and is charged with the management of all other risks.

Code of Business Conduct and Ethics

Our Board has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The code of business conduct and ethics, any amendments that may be adopted from time to time and any waivers of the requirements of the code of business conduct and ethics, are posted on the "Investor Relations" page of our website located at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx. The information on our website is not part of this Proxy Statement.

Communications with the Board of Directors

The Board provides a process for stockholders to send communications to the Board. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to our Secretary at 401 Congress Avenue, Suite 1850, Austin, Texas 78701, with a request to forward the communication to the intended recipient or recipients. Our Secretary monitors these communications and will provide a summary of all received messages to the Board at each regularly scheduled meeting of the Board. Where the nature of a communication warrants, our Secretary may determine, in his judgment, to obtain the more immediate attention of the appropriate committee of the Board or non-management director, of independent advisers or of Company management, as our Secretary considers appropriate. Our Secretary reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials, or to decide in the exercise of his or her judgment whether a response to any stockholder communication is necessary.

Director Nomination Procedures

The Nominating and Governance Committee has the responsibility for reviewing and recommending to the Board candidates for director positions. The Nominating and Governance Committee will consider nominations made by stockholders. There are no differences in the manner in which the Nomination and Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or whether the recommendation comes from another source. To have a candidate considered by the Nominating and Governance Committee, a stockholder must submit such stockholder's recommendation in writing in accordance with the procedures described in the section of this Proxy Statement entitled "Other Matters—2025 Stockholder Proposals or Nominations" and must include the information specified in our Bylaws, including information concerning the nominee and information about the stockholder's ownership of and agreements related to our stock.

The Nominating and Governance Committee, in evaluating Board candidates, considers issues such as character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, and other commitments and the like, all in the context of an assessment of the needs of the Board at the time. The committee's objective is to maintain a Board of individuals of the highest personal character, integrity, and ethical standards, and that reflects a range of professional backgrounds and skills relevant to our business. The Nominating and Governance Committee does not have a formal policy with respect to diversity; however, the committee considers diversity in identifying nominees for director, including personal characteristics such as race and gender, as well as diversity in the experience and skills that contribute to the Board's performance of its responsibilities in the oversight of a global technology business.

The Nominating and Governance Committee believes that the minimum qualifications for serving as a director are that a nominee demonstrate knowledge of our industry, accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of our business and affairs, independence under Nasdaq rules, lack of conflicts of interest, and a record and reputation for leadership, integrity and ethical conduct in both his or her professional and personal activities. In addition, the Nominating and Governance Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, interpersonal skills, and compatibility with the Board, and ability to complement the competency and skills of the other Board members.

The Nominating and Governance Committee annually reviews with the Board the requisite skills and characteristics of Board members, as well as the composition of the Board as a whole. This assessment is based on the factors stated above. In addition, Directors are also expected to constructively challenge management through their active participation and questioning. In particular, the Nominating and Governance Committee seeks directors with established strong professional reputations and expertise in areas relevant to the strategy and operations of our business.

In performing its duties, the Nominating and Governance Committee may consult with internal or external legal counsel and expert advisers.

Board Meetings and Attendance

The Board held five meetings in 2023. During 2023, each member of the Board then serving as a Director attended 80% or more of the aggregate of (i) the total number of Board meetings held during the period of such member's service and (ii) the total number of meetings held by all Board committees on which such member served during the period of such member's service. Directors are encouraged to attend our annual stockholder meetings. Directors Jack McDonald, David D. May, Joe Ross and Stephen E. Courter attended the 2023 annual stockholder meeting.

DIRECTOR COMPENSATION

Standard Director Compensation Arrangements

Upland's non-employee director compensation policy is designed to provide appropriate amount and form of compensation to our non-employee directors.

The current annual retainer for non-employee Board members is $30,000. The lead independent director receives an additional annual retainer of $20,000. Members of our committees who are non-employee directors receive the following annual cash fees for Board committee service:

Committee	Chair Fee	Member Fee
Audit Committee	$ 20,000	$ 10,000
Compensation Committee	$ 12,000	$ 5,000
Nominating and Governance Committee	$ 7,500	$ 2,500

The Amended and Restated Upland Software, Inc. Stock Plan (as amended, the "2014 Plan") provides for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance units, and performance shares to employees, directors, and consultants. In 2023, each person who first became a non-employee director received an initial grant of RSUs valued at $125,000, as soon as practical after the date such person became a non-employee director. For continuing non-employee directors who served on our Board for at least the preceding six months, each was granted, following the annual meeting of stockholders for 2023, an annual award of RSUs with a value of approximately $240,000. At the recommendation of our independent compensation consultant and after review with the Board, the Board determined that the annual equity award will be reduced to $175,000 in 2024, which the Company believes aligns the directors with the executives slightly above the 25th percentile and below the 50th percentile, as compared to its peer group. Both the initial awards and annual awards of RSUs vest in equal quarterly installments beginning approximately on the 3-month anniversary of the vesting commencement date, provided the participant continues as a director through such dates. The vesting commencement date for annual awards generally is the 16th day of the month in which the annual meeting occurs. The vesting commencement date for initial awards generally is the 16th day of the month in which the director becomes a non-employee director, or the following month if the director becomes a non-employee director after the 16th day of a month.

The number of shares of RSUs awarded is calculated based on the average closing price of the common stock for 30 days prior to the date of grant, as measured by the closing price of the common stock on the NASDAQ Stock Market.

Members of our Board are also reimbursed for actual expenses incurred in attending Board meetings, if any. The Compensation Committee, in consultation with our independent compensation consultant, periodically reviews our director compensation practices. The Compensation Committee believes that our director compensation is fair and appropriate in light of the responsibilities and obligations of our directors.

2023 Director Compensation

The following table presents information regarding the compensation earned or paid during 2023 to our non-employee directors who served on the Board during the year. Mr. McDonald, our sole employee director, does not receive compensation for his service as a member of the Board.

Name of Director	Fees Earned or Paid in Cash	Restricted Stock Units(1)	Total
David Chung	$ 47,500	$ 248,123	$ 295,623
Stephen E. Courter	$ 55,000	$ 248,123	$ 303,123
David D. May	$ 72,000	$ 248,123	$ 320,123
Joe Ross(2)	$ 32,500	$ 248,123	$ 280,623
Teresa Miles Walsh	$ 47,500	$ 248,123	$ 295,623

(1) The amounts reported in the column represent the grant date fair value of the annual director grants, computed in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation—Stock Compensation*, of the 62,816 RSUs granted on July 31, 2023.

(2) Mr. Ross stepped down from the Board in January 2024.

Name of Director	Unvested Restricted Stock Units (#)	Outstanding Option Awards (#)
David Chung[1]	31,408	—
Stephen E. Courter[1]	31,408	37,941
David D. May[1]	31,408	24,809
Joe Ross[1]	31,408	18,414
Teresa Miles Walsh[1]	31,408	—

(1) The number of unvested shares of RSUs and the number of shares underlying stock options held by each of the non-employee directors as of December 31, 2023. All stock options held by the directors were fully vested as of December 31, 2023.

EXECUTIVE OFFICERS

The following sets forth certain information regarding our executive officers as of April 12, 2024. Additional information pertaining to Mr. McDonald, who is both an officer and a director of Upland, may be found in the section of this Proxy Statement entitled “Directors and Corporate Governance – Directors.”

Michael D. Hill has served as our Chief Financial Officer and Treasurer since our founding in July 2010. He also served as our Corporate Secretary from March 2015 to March 2019 and Assistant Secretary from July 2010 to March 2015. Prior to joining Upland, Mr. Hill served as Chief Financial Officer of Perficient, Inc. (Nasdaq: PRFT), an information technology consulting firm, from February 2004 to August 2006 and then as its Vice President, Strategic Finance from August 2006 to May 2007. Mr. Hill started his career with Ernst & Young LLP in Austin, in the Assurance and Advisory Business Services practice, from 1991 to 1999. Mr. Hill holds a B.B.A. in Accounting from the University of Texas at Austin.

Karen Cummings has served as our Executive Vice President and Senior General Manager of Upland since March 2021. Previously, Ms. Cummings was Senior Vice President and General Manager of Upland from October 2005 to March 2021. In January 2024, Ms. Cummings was promoted to President and Chief Operating Officer of the Company. Ms. Cummings holds a B.A. in Applied Mathematics and Computer Science from the State University of New York at Buffalo.

Matt Breslin has served as our Chief Revenue Officer since February 6, 2024. Mr. Breslin was previously an Executive Vice President at Infor where he worked for over 9 years. Mr. Breslin holds a B.A. in Business Administration in Accounting from the University of Notre Dame and an M.B.A. from Northwestern University – Kellogg School of Management.

Daniel Doman has served as our Chief Product Officer since May 2021, where he oversees product strategy and development. Prior to joining us, Mr. Doman served as Chief Technology Officer and Head of Corporate Development for Khoros from 2019 to 2021 and Senior Vice President of Business & Corporate Development from 2011 to 2019. At Khoros, Mr. Doman was responsible for product strategy, development, and M&A activities. Mr. Doman holds a B.A. in Economics from Northwestern University and an M.B.A. from Carroll School of Management at Boston College.

Matthew H. Smith has served as our General Counsel and Secretary since October 2023. Prior to joining Upland, Mr. Smith has served in executive leadership roles, including Chief Legal Officer, for three separate technology and consumer products companies since 2005, leading legal, compliance, regulatory, human resources and other functions. Mr. Smith holds a B.A. in History and Psychology from the University of North Carolina, Chapel Hill and a J.D. from the UNC Law School.

Oliver Yates has served as our Chief Sales Officer since January 2023. Prior to joining Upland, Mr. Yates led multiple sales teams at Infor as Vice President of Sales from 2016 to 2023. Mr. Yates holds a B.A. in English at the University of Liverpool and an M.A. in Organizational Communication from the University at Albany, SUNY.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of April 12, 2024 (the "Record Date") by:

- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock, on an as-converted basis;
- each of our named executive officers;
- each of our directors; and
- all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of the Record Date and RSUs vesting within 60 days of the Record Date (not taking into account the withholding of shares of common stock to cover applicable taxes) as well as any unvested restricted stock awards. These shares are deemed to be outstanding and beneficially owned by the person holding the applicable options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Upland Software, Inc., 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

	Common Stock		Series A Preferred Stock		Combined Voting Power(1)	
Name and Address of Beneficial Owner	**Number**	**Percent(2)**	**Number**	**Percent**	**Number**	**Percent**
5% or Greater Stockholders:						
Entities affiliated with HGGC, LLC(3)	251,727	0.9%	115,000	100.0%	7,312,773	20.9%
The Vanguard Group(4)	1,897,228	6.8%	—	—	1,897,228	5.4%
Named Executive Officers, Nominees and Directors:						
John T. (Jack) McDonald(5)	1,765,219	6.3%	—	—	1,765,219	5.1%
Michael D. Hill(6)	296,413	1.1%	—	—	296,413	*
Matthew Smith(7)	2,703	*	—	—	2,703	*
Paul Miller(8)	105,220	*	—	—	105,220	*
Karen Cummings(9)	132,243	*	—	—	132,243	*
Oliver Yates(10)	49,067	*	—	—	49,067	*
Daniel Doman(11)	86,844	*	—	—	86,844	*
Matt Breslin(12)	—	*	—	—	—	*
David Chung(13)	58,780	*	—	—	58,780	*
Stephen E. Courter(14)	58,528	*	—	—	20,587	*
David D. May(15)	125,733	*	—	—	100,924	*
Timothy W. Mattox(16)	391,011	1.4%	—	—	371,287	1.1%
Teresa Miles Walsh(17)	78,786	*	—	—	78,786	*
All executive officers and directors as a group (13 persons)	3,150,547	11.3%	—	—	3,068,073	8.8%

*Represents less than one percent.

(1) As of the close of business on the Record Date, April 12, 2024, there were 27,857,845 shares of our Common Stock and 115,000 shares of our Series A Preferred Stock outstanding and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote on each matter voted upon. Holders of shares of Series A Preferred Stock are entitled to vote with the holders of shares of

Common Stock, and not as a separate class, on an as-converted basis. As of the Record Date, the shares of Series A Preferred Stock held by Ulysses Aggregator, LP ("Aggregator LP" or the "Purchaser," and, the Purchaser, together with each transferee of the Purchaser to whom shares of Series A Preferred Stock or shares of Common Stock that shares of Series A Preferred Stock are converted into, the "Purchaser Parties") are convertible into an aggregate of 7,061,046 shares of Common Stock, calculated as the sum of the principal investment amount and accrued dividends, divided by the Conversion Price (as defined herein) of $17.50.

(2) The percentage is based upon 27,857,845 shares of Common Stock issued and outstanding on the Record Date.

(3) The address and principal business office of Ulysses Aggregator, LP ("Aggregator LP") is 1950 University Avenue, Suite 350, Palo Alto, CA 94303. HGGC Fund IV GP, Ltd. ("Fund IV GP Ltd.") is the ultimate general partner of Aggregator LP and is the sole member of Ulysses Aggregator GP, LLC ("Aggregator GP"), and its investment committee exercises sole voting and investment discretion over the securities held by Aggregator LP. Aggregator GP exercises sole voting and investment discretion over the securities. Richard F. Lawson, Jr. and J. Steven Young are directors of Fund IV GP Ltd. and therefore may be deemed to beneficially own the reported securities but disclaim such beneficial ownership. 251,727 shares of common stock are directly held by Bloom Acquisitions 1, LP, an affiliate of Aggregator LP.

(4) Based on a Schedule 13G filed with the SEC on February 13, 2024. The address of The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

(5) Includes 263,738 shares held by National Financial Services as Cust FBO J. McDonald RRA. John T. McDonald may be deemed to indirectly beneficially own the shares held by National Financial Services as Cust FBO J. McDonald RRA. The address for National Financial Services as Cust FBO J. McDonald RRA is 499 Washington Blvd, Jersey City, NJ 07310. Does not include 360,937 shares issuable pursuant to unvested RSUs held by Mr. McDonald, 350,000 target number of PSUs, and 125,000 shares held in a trust for the benefit of Mr. McDonald's children of which The Bryn Mawr Trust Company of Delaware is the trustee.

(6) Includes 160,042 shares held by MDH Trust. Michael D. Hill may be deemed to indirectly beneficially own the shares held by MDH Trust. Does not include 201,874 shares issuable pursuant to unvested RSUs held by Mr. Hill.

(7) Does not include 95,833 shares issuable pursuant to unvested RSUs held by Mr. Smith.

(8) Based on a Form 4 filed with the SEC on December 19, 2023. Does not include 104,167 shares issuable pursuant to unvested RSUs held by Mr. Miller which were forfeited January 29, 2024 when Mr. Miller stepped down from his position with the Company.

(9) Does not include 258,751 shares issuable pursuant to unvested RSUs held by Ms. Cummings.

(10) Does not include 202,500 shares issuable pursuant to unvested RSUs held by Mr. Yates.

(11) Does not include 239,169 shares issuable pursuant to unvested RSUs held by Mr. Doman.

(12) Does not include 150,000 shares issuable pursuant to unvested RSUs held by Mr. Breslin.

(13) Does not include 15,704 shares issuable pursuant to unvested RSUs held by Mr. Chung.

(14) Does not include 15,704 shares issuable pursuant to unvested RSUs held by Mr. Courter. Includes 37,941 shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of the Record Date.

(15) Does not include 15,704 shares issuable pursuant to unvested RSUs held by Mr. May. Includes 24,809 shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of the Record Date.

(16) Does not include 20,765 shares issuable pursuant to unvested RSUs held by Mr. Mattox. Includes 19,724 shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of the Record Date.

(17) Does not include 15,704 shares issuable pursuant to unvested RSUs held by Ms. Walsh.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Apart from Mr. Mattox's consulting services noted below, since January 1, 2023, there has not been, nor is there any proposed transaction which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers, beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest, other than compensation, termination, and change of control arrangements that are described under the section titled "Executive Compensation" in this Proxy Statement or that were approved by our Compensation Committee.

Mr. Mattox was a strategic consultant for Upland during 2023 and was paid $165,451 in cash compensation for his services in 2023, and received an equity award of 13,777 RSUs on 1/5/2023 with a grant date fair value of $104,154 vesting quarterly through December 16, 2023. His consulting agreement was terminated when he joined the Board in January 2024.

Other

For a description of other relationships we have with our directors and executive officers, see the sections titled "Directors and Corporate Governance – Director Compensation" and "Executive Compensation" in this proxy statement. In 2023, we made no related party transactions, as described in this section, pursuant to (i) any directors and officers insurance policies, (ii) Upland's Certificate of Incorporation or Bylaws, and/or (iii) any policy, agreement or instrument previously approved by Upland's Board, such as indemnification agreements.

Policies and Procedures for Related Party Transactions

On an annual basis, we require each officer and director to complete a questionnaire that solicits information in regards to various matters, including but not limited to,

- other directorships;
- beneficial reporting compliance;
- involvement in certain legal proceedings;
- injunctions or limitations as to engaging in certain activities and information regarding any transactions with related persons such as: any family relationships to any director, executive officer or nominee of the Company;
- any direct or immediate family member material interest in any actual or proposed material transaction to which the Company was or is to be a party; and
- other certain business relationships and transactions with clients that create or appear to create a conflict of interest.

This questionnaire is completed in conjunction with our filing of our annual proxy statement. In addition, our directors, officers and employees are required to comply with our written Code of Business Conduct and Ethics (our "Code of Conduct") and Related Party Transaction Policy ("RPT Policy"), which require that they perform their duties and exercise judgment on behalf of the Company without influence or impairment, or the appearance of impairment, due to any activity, interest or relationship that arises outside of the Company. Furthermore, Company's directors, officers and employees have a duty to avoid all relationships that are or might be conflicts of interest or otherwise comprise the integrity of our business. Our Code of Conduct and RPT Policy require that any time a director, officer or employee believes a conflict of interest could exist, including due to a potential transaction with a related person, he or she should immediately report the situation.

Our Code of Conduct and RPT Policy serve as our policies with respect to transactions with related persons. Any transactions with related persons, as defined by SEC rules and regulations, are subject to limitations on conflicts of interest contained in our Code of Conduct and RPT Policy, and are generally discouraged by us. To the extent any such transactions are proposed, they are subject to the approval by the Audit Committee in accordance with the Audit Committee's charter. Further, any approved transactions with related persons must be conducted in such a way that no preferential treatment is given to that business.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section explains how our executive compensation program is designed and operates with respect to our named executive officers ("NEOs") listed in the 2023 Summary Compensation Table below. Our NEOs consist of individuals who served, during 2023, as our principal executive officer and our principal financial officer and the other individuals who served as executive officers at the end of 2023. Our NEOs in 2023 were:

Name	Office
John T. (Jack) McDonald	Chief Executive Officer and Chair of the Board
Michael D. Hill	Chief Financial Officer and Treasurer
Daniel Doman	Chief Product Officer
Oliver Yates	Chief Sales Officer
Paul Miller *	Former Chief Operating Officer

*Mr. Miller stepped down from his position at the Company effective January 31, 2024.

Executive Summary

Our business philosophy is to build long-term value through the efficient allocation of capital in the enterprise cloud software market. Upland implements this philosophy through acquisitions, innovation, and operational efficiency that drive growth in revenue, Adjusted EBITDA and cash flow per share. Our executive compensation philosophy aligns to this strategy by focusing on pay for performance through Adjusted EBITDA growth, both organically and through acquisitions, that drives total shareholder return ("TSR") and aligns our NEOs with stakeholders.

Our Compensation Program Benefits Our Stockholders

What We Do	What We Do Not Do
☑ Rigorous, objective performance goals with aggressive bonus targets	☒ No "golden parachute" gross-ups
☑ Limited perquisites	☒ No hedging/pledging/short sales of company stock
☑ Competitive stock ownership guidelines	☒ No options/SARs granted below FMV
☑ Clawback policy covering performance-based incentive awards	☒ No repricing of options without stockholder approval
☑ Double-trigger and Retention-oriented CIC provisions	☒ No excessive severance
☑ Independent compensation consultant and Board Compensation Committee	☒ No guaranteed salary increases, bonuses, or long-term incentive awards
☑ Annual risk assessment of compensation policies and programs	

Stockholder Outreach

We are committed to maintaining an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Throughout the year, we regularly engage in outreach with investors through public communications, including our quarterly earnings calls. We value the input received during stockholder outreach discussions.

Compensation Philosophy

We compensate our NEOs for achievement of short term and long term financial and operating goals by having modest base salaries, limited perks, and no deferred compensation, pensions or gross ups, and compensation tied to significant equity upside to align performance with shareholder return and market- based competitive severance.

Attract, Develop and Retain Key Talent

Our compensation program is designed to attract top tier executives with proper expertise and experience to continue driving our strategic initiatives while being flexible enough to adapt to economic, social and regulatory changes all while taking into account the compensation programs of our peer companies.

Stockholder Alignment

Our compensation program aligns the interest of our executives with the interest of stockholders by tying a significant majority of total compensation to the creation of long-term stockholder value through awards that are "at-risk".

Compensation Components

Upland establishes total direct compensation for NEOs consisting of the following components:

- *Base Salary:* A market salary at the low end of the competitive range that sufficiently covers a fixed income component on which the employee can rely. The fixed salary is set at a level that provides the ability to attract talent and promote long-term retention while allowing Upland to maintain conservative fixed general and administrative expense levels.
- *Performance Bonus:* The bonus plans are tied to quantitative performance objectives which we believe are directly aligned with stockholders interest. The performance objectives are proposed by management, but are subject to the Compensation Committee's consideration and ultimately Board approval. Bonus objectives are set to support growth in Adjusted EBITDA resulting from increases in operating revenue and the achievement of scale with respect to operating expenses and the addition of Adjusted EBITDA through new acquisitions during the year. Additionally, the Compensation Committee has the ability to apply positive and negative discretion to modify performance-bonus payments. Reflecting the rigor of our goal setting, in 2023, as in 2022 and 2021, our named executive officers earned less than their target bonus opportunities. Our Compensation Committee did exercise discretion to pay limited discretionary bonuses to two key executives in early 2024 for retention measures and for work performed in 2023, as explained below. In addition, one executive Mr. Yates, who does not participate in the corporate bonus plans, is under a commission based plan as explained below.
- *Equity Awards:* Restricted Stock Units ("RSUs") and Performance-based Restricted Stock Units ("PSUs") reward employees for longer service and TSR growth. Equity Award compensation ensures retention of key executives by using longer-term vesting periods and helps maximize our return to stockholders through executive alignment.

Alignment of Pay with Performance

A significant portion of our executive compensation is at risk as it is subject to either achievement of preset performance goals (Target Performance Bonuses) or tied to our stock price performance (RSUs and PSUs). We believe this creates a pay for performance structure that aligns with long-term shareholder returns while providing competitive total compensation for retaining our executives.

The charts below show the ratio of compensation components for 2023 for each NEO based on target performance bonus amounts and equity award values based on the grant date fair value of the awards.


Mr. McDonald Pay Ratio - 2023
Base Salary, 10%
Target Performance Bonus, 20%
Long Term Equity Awards - RSUs, 25%
Long Term Equity Awards - PSUs, 45%


Mr. Hill Pay Ratio - 2023
Base Salary, 20%
Target Performance Bonus, 25%
Long Term Equity Awards - RSUs, 55%

Mr. Doman Pay Ratio - 2023


Target Performance Bonus, 12%
Base Salary, 23%
Long Term Equity Awards - RSUs, 65%

Mr. Miller Pay Ratio - 2023


Target Performance Bonus, 12%
Base Salary, 23%
Long Term Equity Awards - RSUs, 65%

Mr. Yates Pay Ratio - 2023


Target Performance Bonus, 19%
Base Salary, 18%
Long Term Equity Awards - RSUs, 63%

FISCAL YEAR 2023 COMPENSATION

The main elements of our executive compensation program include: (1) base salary, (2) performance bonus, and (3) equity awards. We describe each of these elements below and explain what we paid in 2023 and why.

Base Salary

The Compensation Committee did not approve any increases in the base salaries of our NEOs in 2023. The chart below outlines each named executive officer's base salary for the year ended December 31, 2022, and each named executive officer's base salary for the year ended December 31, 2023. Excluding Mr. Yates, each of the named executive officer's base salaries are at or below the 25th percentile of our peer group.

	Base Salary	
	As of the year ended December 31,	
Name	**2023**	**2022**
Mr. McDonald	$325,000	$325,000
Mr. Hill	$300,000	$300,000
Mr. Doman	$300,000	$300,000
Mr. Yates	$325,000	n/a
Mr. Miller	$300,000	$300,000

Corporate and M&A Bonus Program and Sales Commission Plan

Overview and Executive Earning Potential

The named executive officers, with the exception of Mr. Yates as described below, are eligible for annual cash bonus awards which are comprised primarily of two components—awards under our Corporate Bonus Plan, which are tied to operating performance, and awards under our M&A Bonus Plan, which are tied to the execution of our acquisition strategy. Other employees of the Company also participate in these two performance incentive plans. Mr. Yates' cash commissions, as Chief Sales Officer ("CSO"), are tied to sales quota attainment under the Company's Sales Commission Plan. The bonus and commission opportunities are offered to reward management for implementing and monitoring the objectives of the Company in line with the Company's financial and operational goals. The form and structure of all bonus and commission opportunities provided to our named executive officers are approved by the Compensation Committee. The Compensation Committee may also adjust the goals following the occurrence of unanticipated changes to our business.

The chart below details our NEOs' combined 2023 target bonus and commission opportunities (in both percentage to base salary and dollar amounts) under the Corporate Bonus Plan, the M&A Bonus Plan, and Sales Commission Plan and the allocation of the 2023 target bonus and commission opportunity between the plans.

Name	Target Bonus Percent of Base Salary	Bonus Percentage Attributable to Corporate Bonus Plan	Bonus Percentage Attributable to M&A Bonus Plan	Commission Percentage Attributable to Sales Commission Plan
Mr. McDonald	200%	25%	75%	—%
Mr. Hill	125%	50%	50%	—%
Mr. Doman	50%	50%	50%	—%
Mr. Yates	—%	—%	—%	100%
Mr. Miller	50%	50%	50%	—%

	2023 Bonus and Sales Commission Targets			
Name	**Corporate Bonus**	**M&A Bonus**	**Sales Commission**	**Total**
Mr. McDonald	$162,500	$487,500	$—	$650,000
Mr. Hill	$187,500	$187,500	$—	$375,000
Mr. Doman	$75,000	$75,000	$—	$150,000
Mr. Yates	$—	$—	$325,000	$325,000
Mr. Miller	$75,000	$75,000	$—	$150,000

Performance Criteria and Plan Targets

In 2023, the performance criteria for the Corporate Bonus Plan consisted of Adjusted EBITDA and Adjusted EBITDA Margin, where the primary threshold was Adjusted EBITDA and the secondary threshold was Adjusted EBITDA margin. For the M&A Bonus Plan, the annualized Adjusted EBITDA attributable to companies acquired during the year was the performance criterion. The Company defines Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, interest expense, net, other expense (income), net, provision (benefit) for income taxes, stock-based compensation expense, acquisition-related expenses, non-recurring litigation costs, purchase accounting adjustments for deferred revenue and impairment of goodwill. The Company defines Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue. If an acquisition is completed during the year, the corresponding amount of incremental additional Adjusted EBITDA generated by such acquisition during the year is added to the Adjusted EBITDA threshold under the Corporate Bonus Plan, so that bonuses are not paid on the same Adjusted EBITDA under both the Corporate Bonus Plan and the M&A Bonus Plan.

For 2023, the Company set the Corporate Bonus Plan initial Adjusted EBITDA threshold at $69 million based on our previously disclosed organic growth plan as described in the Company's 2023 public filings, which includes without limitation, significant investments in sales, marketing, and product development. The Corporate Bonus Plan Adjusted EBITDA threshold was reduced $2.8 million in August 2023 as a result of lower revenue due to accelerated "when not if" Sunset Asset churn (as defined in the Company's most recent 10-K filing), lower perpetual license and professional services revenue and incremental growth investments in our CLA product group. For the 2023 M&A Bonus Plan, the Company set the target of $18.0 million of annualized Adjusted EBITDA based on the Company's acquisition targets for the year.

With respect to the Corporate Bonus Plan, if the Company exceeds the primary threshold Adjusted EBITDA and then the secondary threshold Adjusted EBITDA margin, then 80% of the amount by which the threshold Adjusted EBITDA has been exceeded is identified as the bonus pool. Thus, the Corporate Bonus Plan is only funded by over performance. With respect to the M&A Bonus Plan, the bonus pool is funded based on the percentage achievement of the target annual Adjusted EBITDA attributable to acquisitions during the performance measurement year. Bonuses are paid following the issuance of the Company's audited financial statements for the performance year.

With respect to our CSO's sales commission plan, the amount of the team commission earned each quarter is determined by multiplying the quota attainment percentage by the quarterly team commission target. The CSO's sales commission compensation is subject to a multiplier when the sales team performance exceeds 100% of quota. If sales team quota attainment is between 100% and 109.9%, the multiplier is 100%, and if the sales team quota attainment is greater than 110%, the multiplier is 125%.

The following tables show, for the Corporate Bonus Plan, the threshold Adjusted EBITDA goal and, for the M&A Bonus Plan, the target annualized Adjusted EBITDA attributable to companies acquired during the year goal for 2023, actual results, Corporate Bonus Pool generated and the percentage of the bonus opportunity actually earned under the M&A Bonus Plan.

	Corporate Bonus Plan		
Year	**Adjusted EBITDA Threshold ($, in millions)**	**Adjusted EBITDA Actual Results ($, in millions)**	**Bonus Pool Generated ($)**
2023	66.2	64.4	—

	M&A Bonus Plan		
Year	**Adjusted EBITDA From Acquisitions Target ($, in millions)**	**Adjusted EBITDA From Acquisitions Actual Results ($, in millions)**	**Amount Earned (as a percentage of Target)**
2023	18.0	0.00	— %

Performance Achievement

In 2023, the Company did not achieve its Adjusted EBITDA primary threshold under the Corporate Bonus Plan resulting in no bonuses earned by our named executive officers.[1] For the M&A Bonus Plan, the Company did not close any acquisitions in 2023, resulting in no bonuses earned by our named executive officers under the M&A Bonus Plan. Total commissions earned by our CSO under the sales commission plan was $219,788 based on his attained sales performance.

The Compensation Committee, in its discretion, issued limited bonus payments to certain NEOs for retention purposes and to recognize their performance in 2023 leading the Company through significant internal restructuring and business realignment. The decision was made taking into consideration (i) no increases in base salary in 2023; (ii) no earned cash incentive awards through the Corporate Bonus Plan; (iii) no earned cash incentive awards through the M&A Bonus Plan; and (iv) smaller equity grants in 2023 as compared to 2022, with a corresponding significant decrease in equity grant values in 2023 (as noted in *Grants of Plan-Based Awards Table.*)

The Company believes the historical payouts under our annual bonus program, and limited discretionary adjustments by our Compensation Committee when pre-established goals are not achieved, evidence the rigor of our annual bonus program.

[1] The Adjusted EBITDA margin secondary threshold target did not factor into any 2023 analysis as the Company did not first achieve its Adjusted EBITDA primary threshold targets.

Threshold and target levels of performance for each metric were set based on the Company's publicly announced guidance and, therefore, required strong performance. Set forth below are the target and actual bonuses and sales commissions earned by our named executive officers in 2023.

	Corporate Bonus		M&A Bonus		Sales Commission		Discretionary	Total	
Name	Target	Actual	Target	Actual	Target	Actual	Actual	Target	Actual
Mr. McDonald	$162,500	$—	$487,500	$—	$—	$—	$250,000	$650,000	$250,000
Mr. Hill	$187,500	$—	$187,500	$—	$—	$—	$75,000	$375,000	$75,000
Mr. Doman	$75,000	$—	$75,000	$—	$—	$—	$—	$150,000	$—
Mr. Yates	$—	$—	$—	$—	$325,000	$219,788	$—	$325,000	$219,788
Mr. Miller	$75,000	$—	$75,000	$—	$—	$—	$—	$150,000	$—

Equity Awards

In 2023, the Company awarded the following number of RSUs and PSUs to our named executive officers as part of our annual equity award program:

Name	RSUs	PSUs
Mr. McDonald	100,000	100,000
Mr. Hill	100,000	—
Mr. Doman	100,000	—
Mr. Yates	135,000	—
Mr. Miller	100,000	—

See description of vesting schedules in footnotes to the *Outstanding Equity Awards at Fiscal Year-End* table.

Similar to 2022, Mr. McDonald's 2023 equity grants shifted from all RSUs to an even split between RSUs and PSUs, which the Compensation Committee believes continues to align a significant part of Mr. McDonald's compensation with the interests of shareholders. Moreover, the equity grant value for 2023 was significantly lower (i.e. less than one-third (1/3) of the value) than provided in 2022. (See *Summary Compensation Table*).

Other Perquisites and Benefits

The Company provided limited perquisites to our NEOs. The aggregate value of perquisites provided to each of our NEOs was less than $1,000 in 2023, with the exception of approximately $15,000 paid for executive administrative assistance provided to Mr. McDonald in 2023. The only perquisites provided to any of our NEOs were parking and the limited executive administrative assistant compensation noted above. The Company has a 401(k) plan (with no employer match) and no deferred compensation plan for executives. Our employment agreements with the NEOs are disclosed in the section titled "*Executive Employment and Other Arrangements.*"

Compensation Governance Components

Compensation Governance Provisions

The following policies and the chart below align management and stockholder interests, and mitigate any potential incentive for management to take inappropriate risks:

- **Stock Ownership Policy:** In April of 2020, we adopted a stock ownership policy under which our NEOs are expected to acquire and hold shares of our common stock with a market value equal to a multiple of their respective base salaries, as indicated in the table below, within seven years of (i) commencement of service in their position or (ii) for named executive officers serving in that position in April 2020, from the date of adoption of the policy. Our stock ownership policy more closely aligns the interests of our NEOs with the interests of our stockholders and exposes our NEOs to downside equity performance risk.

Position	Required Multiple of Salary
CEO	6
Other named executive officers	4

As of April 12, 2024, all of our NEOs were targeted to be in compliance with our stock ownership requirements at the end of the seven year measurement period.

- **Insider Trading Policy:** This policy applies to all employees, directors and contractors. All employees, directors and contractors are blocked from selling during predetermined closed selling periods. In addition, executive officers and directors are required to obtain pre-clearance from the Company's General Counsel prior to making any trades or entering into any 10b5-1 trading plans.
- **Hedging and Pledging:** All executive officers, directors, and employees are prohibited from engaging in short sales of our securities, establishing margin accounts, pledging our securities as collateral for a loan, buying or selling puts or calls on our securities or otherwise engaging in hedging transactions (such as zero-cost collars, exchange funds, and forward sale contracts) involving our securities under our Insider Trading Policy.
- **Clawbacks:** The Compensation Committee adopted our current clawback policy in October 2023 to recoup compensation if our financial statements must be restated due to the material noncompliance of the Company with any financial reporting requirement under the applicable U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or to correct an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period . Under the policy, the Compensation Committee shall recover promptly from any person, who is or was an "Executive Officer," as such term is defined in Rule 10D-1 adopted under the Securities Exchange Act of 1934 the excess incentive compensation (whether cash- or equity-based) such officer received during the three fiscal years preceding the year the restatement is determined to be required relative to an applicable restated performance measure or target.

Compensation Program Risk Management

Our Compensation Committee is required to assess whether our compensation policies and practices and, in particular, our performance-based compensation practices, encourage executive officers or other employees to take unnecessary or unreasonable risks that could threaten the long-term value of the Company or that are reasonably likely to have a material adverse effect on the Company. The Company believes that our practices adequately manage this risk because:

- our executive compensation is compared by our independent compensation consultant to compensation provided by peer companies with which the Company competes for talent;
- the primary criteria used for performance compensation components are "bottom line" measures such as Adjusted EBITDA, which the Company believes are less susceptible to manipulation for short-term gain than "top line" measures;
- our cash bonus plan preserves discretion to permit the Compensation Committee to elect not to pay otherwise achieved bonus amounts for any reason;
- a meaningful component of compensation is provided through equity grants with extended vesting periods designed to ensure that our executives value and focus on the Company's long-term performance;
- NEOs have substantial equity positions in Upland and are subject to stock ownership policies, which the Company believes increases their focus on long-term stockholder value; and
- executive incentive compensation is subject to our "claw-back" policy.

Compensation Process

The Compensation Committee begins its process of deciding how to compensate Upland's NEOs by considering the competitive market data provided by NFP, the Compensation Committee's independent compensation consultant, and the Company's Human Resources Department. The Compensation Committee engaged NFP, to provide advice and recommendations on competitive market practices and specific compensation decisions.

Peer Selection Methodology, Rationale and Comparison

Upland's peer group is reviewed annually by NFP using a defined methodology that identifies companies with attributes reasonably and objectively similar to Upland in terms of industry, industry profile, size, and market capitalization to revenue ratio, profit margins and external perception by stockholders. Below is the peer group used in 2023:

Peer Group Symbol	Peer Group Name
EGHT	8X8, Inc.
AGYS	Agilsys, Inc.
BNFT	Benefitfocus, Inc.
CCSI	Consensus Cloud Solutions, Inc.
KLTR	Kaltura, Inc.
LPSN	LivePerson, Inc.
MODN	Model N, Inc.
ONTF	ON24, Inc.
PRO	PROS Holdings, Inc.
RMNI	Rimini Street, Inc.
SPSC	SPS Commerce, Inc.
WK	Workiva Inc.
YEXT	Yext, Inc.

How Upland Uses Our Peer Group

The positions of our NEOs are compared to their counterpart positions in our peer group, and the compensation levels for comparable positions in that peer group are examined for guidance in determining:

- base salaries;
- performance bonuses; and
- the amount and mix of long-term equity-based incentive awards.

The Compensation Committee establishes base salaries, performance bonuses, and long-term equity-based incentive awards on a case-by-case basis for each named executive officer taking into account, among other things, individual and company performance, role expertise and experience and the competitive market, advancement potential, recruiting needs, internal equity, retention requirements, unrealized equity gains, succession planning and best compensation governance practices. The Compensation Committee does not tie individual compensation to specific target percentiles.

Making Decisions and Policies

The Compensation Committee may occasionally seek input and recommendations from the CEO and Upland's Human Resource group, but makes all executive compensation and benefits determinations without delegation. Our CEO also does not participate in determinations with respect to his own compensation. The major topics covered at each Compensation Committee meeting are reported to the Board of Directors. NFP, our independent compensation consultant, provides the Compensation Committee assistance in satisfying its duties, but NFP will not undertake a project for management except at the request of the Compensation Committee chair, in the capacity of the Compensation Committee's agent, and where such a project is consistent with the Compensation Committee's charter. The Compensation Committee assessed the independence of NFP in 2023, taking into consideration applicable SEC rules and regulations, and Nasdaq independence factors regarding advisor independence, and believes that there are no conflicts of interest.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis, included elsewhere in this proxy statement, with management, and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in Upland's Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Board of Directors:

David D. May (Chair)

Stephen E. Courter

David Chung

Compensation Committee Interlocks and Insider Participation

The following directors served on the Compensation Committee during 2023: David D. May, Stephen E. Courter and David Chung, none of whom (i) were a Company officer or employee during 2023, (ii) were formerly a Company officer, or (iii) had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2023, none of our executive officers served as a member of a board of directors or as a member of a compensation committee of any entity that has one or more individuals serving as a member on our Board or any committee of our Board.

Summary Compensation Table

The following table provides information regarding the compensation awarded to or earned during our fiscal years ended December 31, 2023, 2022 and 2021 by our named executive officers. Mr. Yates and Mr. Miller became executive officers in July 2023 and January 2023, respectively, and, in accordance with SEC rules, the table below reflects only the amounts earned as an executive officer in 2023. Mr. Doman became an executive officer in August 2022 and the table below reflects only the amounts earned in 2022 and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[(1)] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John T. (Jack) McDonald	2023	325,000	250,000	2,325,000 (3)	—	15,546 (2)	2,915,546
Chief Executive Officer and Chair	2022	325,000	—	7,749,375	255,398	664	8,330,437
	2021	325,000	—	8,319,184	446,404	—	9,090,588
Michael D. Hill	2023	300,000	75,000	852,000	—	—	1,227,000
Chief Financial Officer and Treasurer	2022	275,000	—	1,918,425	98,438	—	2,291,863
	2021	270,000	—	3,297,375	154,524	—	3,721,899
Daniel Doman	2023	300,000	—	852,000	—	—	1,152,000
Chief Product Officer	2022	291,667	—	1,513,550	39,375	—	1,844,592
Oliver Yates	2023	311,458	—	1,084,050	219,788	—	1,615,296
Chief Sales Officer							
Paul Miller	2023	300,000	—	852,000	—	—	1,152,000
Former Chief Operating Officer							

(1) The amounts reported in the "Stock Awards" column do not reflect compensation actually received by the named executive officer but represent the aggregate grant date fair value computed in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"). The valuation assumptions used in determining such amounts are described in "Note 2 – Summary of Significant Accounting Policies" and "Note 13 – Stockholder's Equity" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 22, 2024.

(2) Mr. McDonald's other compensation relates to $664 paid for parking and $14,882 paid for executive administrative assistance in 2023.

(3) For Mr. McDonald, the grant date fair value of his 2023 PSU was $1,473,000 (per share fair value of $14.73 using the Monte Carlo simulation model) times the target number of PSUs (100,000)). If maximum performance levels were achieved, the award would vest at 200% of the target number of the PSUs. The grant date fair value of his 2023 RSUs was $852,000.

Grants of Plan-Based Awards Table

The following table presents, for each of our named executive officers, information concerning each grant of cash or equity awards made during fiscal year 2023. This information supplements the information about these awards set forth in the Summary Compensation Table.

Name	Estimated Future Payouts Under Non-Equity Incentive Awards (3)			Grant Date		Estimated Future Payouts Under Equity Incentive Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
	Threshold ($)	Target ($)	Maximum ($)			Threshold (#)	Target (#)	Maximum (#)		
John T. (Jack) McDonald		650,000								
				2/21/2023	(2)	50,000	100,000	200,000		1,473,000
				2/21/2023	(1)				100,000	852,000
Michael D. Hill		375,000								
				2/21/2023	(1)				100,000	852,000
Daniel Doman		150,000								
				2/21/2023	(1)				100,000	852,000
Oliver Yates		325,000	406,250							
				1/09/2023	(1)				135,000	1,084,050
Paul Miller		150,000								
				2/21/2023	(1)				100,000	852,000

(1) The amounts reported reflect shares of common stock underlying RSU awards granted in 2023 under the Upland Software, Inc. 2014 Equity Incentive Plan. The RSU awards vest in twelve equal quarterly installments, provided the named executive officer continues to be a service provider to the Company on the applicable date. The grant date fair value of RSU awards is determined in accordance with ASC 718,*Compensation — Stock Compensation,* without regard to estimated forfeitures. The valuation assumptions used in determining such amounts are described in "*Note 2 — Summary of Significant Accounting Policie*s" and "*Note 13 — Stockholder's Equity*" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 22, 2024. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

(2) The amount reported reflects the target number shares of common stock underlying the PSU award granted to Mr. McDonald in 2023 under the Upland Software, Inc., 2014 Equity Incentive Plan based on the achievement of threshold, target and maximum performance pursuant to the vesting schedule of Mr. McDonald's award which is described in note five to the *2023 Outstanding Equity Awards at Fiscal Year-End* table. The grant date fair value of PSU awards is determined in accordance with ASC 718,*Compensation — Stock Compensation,* using the Monte Carlo simulation model as described in "*Note 2 — Summary of Significant Accounting Policie*s" and "*Note 13 — Stockholder's Equity*" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 22, 2024. These amounts do not correspond to the actual value that will be recognized by Mr. McDonald.

(3) Non-equity incentive awards reported represent the formulaic performance-based incentive cash awards each named executive officer could earn pursuant to our Corporate Bonus Plan, M&A Bonus Plan and Sales Commission Plan as described in the "*Corporate and M&A Bonus Program and Sales Commission Plan" section above.*

Outstanding Equity Awards At Fiscal Year-End Table

The following table provides information about outstanding equity awards held by each of our named executive officers at December 31, 2023.

Name	Number of shares or units of stock that have not vested[(1)] (#)		Market value of shares or units of stock that have not vested[(1)] ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
John T. (Jack) McDonald	31,250	(2)	132,188			
	58,333	(3)	246,749			
	66,666	(4)	281,997			
				100,000	(5)	423,000
Michael D. Hill	22,500	(6)	95,175			
	40,833	(7)	172,724			
	66,666	(4)	281,997			
Daniel Doman	9,168	(8)	38,781			
	18,334	(9)	77,553			
	29,167	(10)	123,376			
	66,666	(4)	281,997			
Oliver Yates	90,000	(11)	380,700			
Paul Miller	8,334	(12)	35,253			
	29,167	(12)	123,376			
	66,666	(12)	281,997			

(1) Market value calculated using the closing price of our common stock as of December 29, 2023 of $4.23.

(2) Represents the remaining unvested RSUs of an original award of 93,750 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2022 and ending on December 16, 2024, subject to executive continuing to be a service provider to the Company on each applicable date.

(3) Represents the remaining unvested RSUs of an original award of 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on December 16, 2022 and ending on September 16, 2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(4) Represents the remaining unvested RSUs of an original award of 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2023 and ending on December 16, 2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(5) The number of PSUs reported is based on achievement of threshold performance. The market value was calculated using the closing price of our common stock as of December 29, 2023 of $4.23. PSUs are earned based upon the achievement of the absolute total shareholder return ("TSR") goals set forth below during the period beginning on February 28, 2023 and ending on December 31, 2025 (the "Performance Period") in accordance with the following schedule, will vest on the Vesting Dates (as defined below):

Absolute TSR	Number of Performance Units Vesting as a Percentage of Target Performance Units	Threshold/Target/Maximum
20.00%	200%	**Maximum**
19.25%	188%	
18.50%	175%	
16.75%	163%	
15.00%	150%	
13.75%	138%	
12.50%	125%	
11.25%	113%	
10.00%	100%	**Target**
8.75%	87.5%	
7.50%	75%	
6.25%	62.5%	
5.00%	50%	**Threshold**
< 5.00%	0%	

Stock price hurdles will be calculated based on the closing price of Upland Common Stock on February 27, 2023 (the "Reference Price") of $5.89. Each stock price hurdle will be achieved on the first date on which the closing price of a Share for any thirty consecutive trading days immediately preceding such date during the Performance Period equals or exceeds a stock price hurdle calculated by multiplying the corresponding Absolute TSR hurdle listed above by the Reference Price (the "Vesting Date"). Following achievement of any stock price hurdle, the number of Performance Units earned with respect to such stock price hurdle cannot subsequently be earned upon achievement of the same stock price hurdle or forfeited if the price per Share falls below such stock price hurdle. At the end of the Performance Period, a number of Performance Units (if any) will vest based on the closing price per Share on the last day of the Performance Period using linear interpolation.

To receive the vesting of the Performance Units described above, Mr. McDonald must continue to be a Service Provider through the Vesting Date. Any Performance Units which have not vested following the completion of the Performance Period shall immediately expire and be forfeited.

Notwithstanding the foregoing, in the event of Mr. McDonald's termination by the Company for any reason other than Cause or if Mr. McDonald leaves for Good Reason, in each case, after a Change in Control that occurs during Mr. McDonald 's period of continuous service as a Service Provider, then 100% of the Target Performance Units subject to this Agreement, to the extent they have not already vested, shall become fully vested, and any Performance Units in excess of the Target Performance Units shall immediately expire and be forfeited.

Further notwithstanding the foregoing, in the event Mr. McDonald leaves for Good Reason or is terminated other than for Cause prior to or on the last day of the Performance Period, the vesting of any unvested Performance Units shall accelerate such that the aggregate amount of Performance Units vested as of such date Mr. McDonald ceases to be a Service Provider is equal to the amount of Target Performance Units that would have been vested as of such date assuming the application of the following vesting schedule:

- The PSUs vest in 34 equal monthly installments starting on March 31, 2023 through December 31, 2025.

(6) Represents the remaining RSUs of an original award of 67,500 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2022 and ending on December 16, 2024, subject to executive continuing to be a service provider to the Company on each applicable date.

(7) Represents the remaining RSUs of an original award of 70,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on December 16, 2022 and ending on September 16, 2024, subject to executive continuing to be a service provider to the Company on each applicable date.

(8) Represents the remaining unvested RSUs of an original award of 55,000 RSUs that vest pursuant to the following vesting schedule: 33.33% on June 16, 2022 and then eight equal quarterly installments starting on September 16, 2022 and ending on June 16, 2024, subject to executive continuing to be a service provider to the Company on each applicable vesting date.

(9) Represents the remaining unvested RSUs of an original award of 55,000 RSUs that vest pursuant to the following vesting schedule: 30% on November 16, 2022 and then eight equal quarterly installments starting on March 16, 2023 and ending on December 16, 2024, subject to executive continuing to be a service provider to the Company on each applicable vesting date.

(10) Represents the remaining RSUs of an original award of 50,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on December 16, 2022 and ending on September 16, 2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(11) Represents the remaining unvested RSUs of an original award of 135,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on March 16, 2023 and ending on December 16, 2025, subject to executive continuing to be a service provider to the Company on each applicable date.

(12) Upon Mr. Miller stepping down from his position with the Company effective January 31, 2024, these unvested awards were forfeited.

Option Exercises and Stock Vesting Table

The following table sets forth certain information with respect to the vesting of restricted stock or RSUs awards held by our named executive officer in fiscal year 2023. There were no outstanding stock options held by our named executive officers in fiscal year 2023.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting [(1)] ($)**
John T. (Jack) McDonald	118,397	494,899
Michael D. Hill	101,668	424,972
Daniel Doman	88,740	372,052
Oliver Yates	45,000	188,100
Paul Miller	67,609	283,113

(1) Reflects the closing price of our common stock on the vesting date multiplied by the number of RSUs vested.

Executive Employment and Other Arrangements

A summary of our at-will employment agreements as of December 31, 2023 with our named executive officers and other arrangements with our named executive officers providing for potential employment termination-based compensation is set forth below.

John T. (Jack) McDonald. Mr. McDonald is party to an employment agreement with us dated March 28, 2017, as amended on March 13, 2019 and on November 12, 2020. This employment agreement has no specific term and constitutes at-will employment. Mr. McDonald's employment agreement provides for a base salary of $325,000, subject to annual review and adjustment by the Board. Mr. McDonald is also eligible to receive employee benefits that are substantially similar to those of our other employees. His original employment agreement sets forth his target bonus, which was set at 100% of his then-current base salary. On March 13, 2019, Mr. McDonald and the Company entered into Amendment #1 to this employment agreement to increase his target bonus to 200%, with 25% being based upon our achievement of Adjusted EBITDA targets and 75% being based upon the achievement of acquisition targets. On November 12, 2020, Amendment #2 contained the same terms as Amendment #1, and noted that the amounts could be lower or greater contingent on actual performance. Payment of any bonus to Mr. McDonald is subject to approval by our Board.

Michael D. Hill. Mr. Hill is party to an employment agreement with us dated March 28, 2017, as amended on March 13, 2019 and on November 12, 2020. Mr. Hill's employment has no specific term and constitutes at-will employment. Mr. Hill's employment agreement, as amended, provides for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Hill is also eligible to receive employee benefits that are substantially similar to those of our other employees. His employment agreement sets forth his target bonus, which is set at 125% of his base salary, with 50% being based upon our achievement of Adjusted EBITDA targets and 50% being based upon the achievement of acquisition targets.

Daniel Doman. Mr. Doman is party to an employment agreement with us dated November 1, 2022. Mr. Doman's employment has no specific term and constitutes at-will employment. Mr. Doman's employment agreement, provides for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Doman is also eligible to receive employee benefits that are substantially similar to those of our other employees. His target bonus was set at 50% of Mr. Doman's current base salary, with 50% being based upon our achievement of Adjusted EBITDA targets and 50% being based upon the achievement of acquisition targets.

Oliver Yates. Mr. Yates is a party to an employment agreement with us dated January 9, 2023. Mr. Yates' employment has no specific term and constitutes at-will employment. Mr. Yates' employment agreement provides for a base salary of $325,000, subject to annual review and adjustment by the Board. Mr. Yates is also eligible to receive employee benefits that are substantially similar to those of our other employees. Mr. Yates' employment agreement allows him to participate in an annual sales commission plan. For 2023, his sales commission plan target was set at 100% of his salary.

Paul Miller. Mr. Miller was party to an employment agreement with us dated November 1, 2022. Mr. Miller's employment had no specific term and constituted at-will employment. Mr. Miller's employment agreement provided for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Miller was also eligible to receive employee benefits that were substantially similar to those of our other employees. His target bonus was set at 50% of his then-current base salary. His employment agreement designated his bonus as 50% based upon our achievement of Adjusted EBITDA targets and 50% based upon the achievement of acquisition targets.

Potential Payments upon Termination or Change in Control

The information below describes certain compensation that would have become payable to our named executive officers under existing plans and contractual arrangements assuming a termination of employment and change of control of the Company had occurred on December 31, 2023 and based upon a price of $4.23 per share for our common stock, which was the closing price on NASDAQ on December 29, 2023 (the last trading day of 2023), given the named executive officers' compensation and service levels as of such date. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. As of December 31, 2023, we have cash severance arrangements for our named executive officers, partial acceleration of unvested equity awards, acceleration of unvested awards upon death or Disability, as well as "double trigger" vesting acceleration for equity awards of all named executive officers, each as described below.

Cash Severance Payments

As described above under "Executive Employment and Other Arrangements" the Company entered into an employment agreement with each of our named executive officers. Under these agreements if the named executive officer is

terminated for any reason other than “cause” or resigns for “good reason” the Company will be obligated to pay him as severance (i) earned but unpaid bonus, (ii) 100% of his then current monthly base salary for 12 months, and (iii) reimburse him for any health care benefit continuation premiums for a period of 12 months, provided he timely elects continuation of coverage under COBRA or applicable state law; provided further, that such COBRA premium reimbursements shall terminate upon commencement of new employment by an employer that offers health care coverage to its employees.

Death or Disability

All equity awards contain provisions that accelerate the vesting of outstanding unvested awards upon the death or permanent disability of the holder. These provisions are generally applicable to all of our employees, including executive officers.

Acceleration of Equity Awards upon Termination without Cause or Resignation with Good Reason

The equity grant agreements with our named executive officers provide that if a named executive officer leaves for good reason or is terminated other than for cause (as each is defined in that named executive officer’s employment agreement) prior to completion of the vesting schedule the named executive shall vest in enough additional units or shares as is necessary so that the total vested units or shares equals the amount that would have vested as of the termination date assuming the vesting over thirty-six equal monthly installments starting on January 1 of the year of grant. This means that our named executive officers may receive no additional vesting, or up to two months of additional vesting, upon a termination without cause or a resignation for good reason.

Double Trigger Vesting Acceleration of Equity Awards

The equity award agreements provide for “double trigger” vesting acceleration of unvested awards, such that the vesting with respect to 100% of their outstanding and unvested awards will be accelerated in the event of their termination without cause or resignation with good reason in connection with change of control (as each is defined in the applicable equity grant documentation with such named executive officers).

Definitions

For purposes of each named executive’s equity grant documentation and employment agreement:

“Cause” means (i) Executive’s willful failure to perform the duties and obligations of executive’s position with the Company; (ii) any material act of personal dishonesty, fraud or misrepresentation taken by executive which was intended to result in substantial gain or personal enrichment of executive at the expense of the Company; (iii) executive’s violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be materially injurious to the Company; (iv) executive’s conviction of, or plea of nolo contendere or guilty to, a felony under the laws of the United States or any State, excluding felonies for minor traffic violation and vicarious liability (so long as executive did not know of the felony and did not willfully violate the law); or (v) executive’s material breach of the terms of that executive’s employment agreement or proprietary information agreement.

“Good Reason” means, (i) without executive’s consent, a material reduction of executive's duties or responsibilities relative to executive’s duties or responsibilities as in effect immediately prior to such reduction; provided, however, any reduction in executive's duties or responsibilities resulting solely from the Company being acquired by and made a part of a larger entity shall not constitute Good Reason; (ii) without executive’s written consent, a material reduction in the base salary of executive as in effect immediately prior to such reduction, unless such reduction is part of a reduction in expenses generally affecting senior executives of the Company; (iii) without executive's consent, a material reduction by the Company in the kind or level of employee benefits to which executive was entitled immediately prior to such reduction, with the result that executive's overall benefits package is materially reduced, unless such reduction is part of a reduction in benefits generally affecting senior executives of the Company or (iv) without executive’s consent, his relocation to a facility or a location more than twenty-five (25) miles from his present working locations. Good Reason shall not exist unless executive provides (i) notice to the Company within ninety (90) days of the initial existence of the condition triggering Good Reason and (ii) the Company the opportunity of at least thirty (30) days to cure such condition.

For purposes of each named executive’s equity documentation:

“Change in Control” generally means, (i) A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (for purposes of this definition, a “Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control; (ii) a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or (iii) a change in the ownership of

a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Internal Revenue Code Section 409A. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

Potential Payments

The table below estimates payments and benefits that would have become payable to our named executive officers under the plans and contractual arrangements in effect on December 31, 2023 assuming a termination of employment and change of control of the Company had occurred on December 31, 2023 and based upon a price of $4.23 per share for our common stock, which was the closing price on NASDAQ on December 29, 2023 (the last trading day of 2023), given the named executive officers' compensation and service levels as of such date.

Name	Severance Payments upon Termination without Cause or Resignation for Good Reason[1] ($)	Acceleration of Equity Awards upon Termination without Cause or Resignation for Good Reason in Connection with a Change of Control ($)	Acceleration of Equity Awards upon Termination without Cause or Resignation for Good Reason not in Connection with a Change in Control ($)	Acceleration of Equity Awards upon Death or Disability ($)
John T. (Jack) McDonald	1,000,131	1,083,933	—	1,083,933
Michael D. Hill	693,208	549,896	—	549,896
Daniel Doman	458,009	521,707	—	521,707
Oliver Yates	664,926	380,700	—	380,700
Paul Miller[2]	450,000	440,626	—	440,626

(1) Includes earned but unpaid bonus as of December 31, 2023, assuming performance at target levels, continued salary payments for 12 months and reimbursement for health care benefit continuation premiums for 12 months.

(2) Mr. Miller stepped down from his position on January 31, 2024, received no severance and his unvested equity awards were forfeited.

CEO Pay Ratio

Presented below is the ratio of annual total compensation of our CEO to the annual total compensation of our median employee. The ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act. SEC rules for identifying the median employee allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

As determined in accordance with SEC rules, the 2023 annual total compensation was $2,915,546 for our CEO as reported in the Summary Compensation Table and $73,038 for our median employee, and the ratio of these amounts is $39.92 to $1.

As permitted by SEC rules, to identify our median employee, the Company elected to use the annual total cash compensation of each employee as of the end of 2023. For these purposes, annual total cash compensation included annual salary or hourly wages, 2023 grants of RSUs (grant date "fair value" per ASC 718), 2023 bonus earned, commissions paid, and comparable cash elements of compensation in non-U.S. jurisdictions and was calculated using internal human resources records with all foreign currencies converted to U.S. dollars. All amounts were annualized for permanent employees who did not work for the entire year. The Company identified our median employee from 1,285 full-time and part-time workers who were included as employees on our payroll records during 2023. We did not exclude any employees pursuant to any permitted exclusion.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company's aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

In accordance with the SEC's Pay Versus Performance ("PvP") rules, below is the required tabular disclosure for the Principal Executive Officer ("PEO") and the average NEO (excluding the PEO) for reporting years 2020, 2021, 2022 and 2023.

Pay Versus Performance Table

					Value of Initial Fixed $100 Investment Based On:			
Year[(1)]	Summary Compensation Table Total for PEO[(2)] ($)	Compensation Actually Paid to PEO[(1)(3)] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[(1)(4)] ($)	Average Compensation Actually Paid to Non-PEO NEOs[(1)(5)] ($)	Total Shareholder Return[(6)]	Peer Group Total Shareholder Return[(7)]	Net Loss ($, in millions)	Adjusted EBITDA ($, in millions)
2023	2,915,546	1,065,152	1,286,574	604,442	11.9	221.1	179.9	64.4
2022	8,330,437	1,666,533	2,023,148	571,224	20.0	132.8	68.4	97.1
2021	9,090,588	(33,614)	4,395,365	1,078,429	50.2	206.8	58.2	96.7
2020	8,626,209	10,369,020	5,125,166	5,742,921	128.5	150.0	51.2	99.9

(1) The PEO in all reporting years is John T. (Jack) McDonald. The NEOs in the 2023 reporting year are: Michael D. Hill, Daniel Doman, Oliver Yates, and Paul Miller. The NEOs in the 2022 reporting year are: Michael D. Hill, Kin Gill, Daniel Doman, Ian Burk and Rodney C. Favaron. The NEOs in the 2021 reporting year are: Michael D. Hill, Kin Gill and Rodney C. Favaron. The NEOs in the 2020 reporting year are: Michael D. Hill, Rodney C. Favaron and Timothy W. Mattox.

(2) The dollar amounts reported are the amounts of total compensation reported for Mr. McDonald for each corresponding year in the "Total" column of the Summary Compensation Table ("SCT"). Refer to "Executive Compensation — 2023 Summary Compensation Table."

(3) The dollar amounts reported represent the amount of compensation actually paid ("CAP") to Mr. McDonald, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. McDonald during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following "Pay Versus Performance Calculation Detail" table displays the adjustments made to Mr. McDonald's total compensation for each year to determine the CAP.

(4) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding the PEO) in the "Total" column of the SCT in each applicable year.

(5) The dollar amounts reported represent the average amount of CAP to the NEOs as a group (excluding the PEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding the applicable PEO) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following "Pay Versus Performance Calculation Detail" table displays the adjustments made to the NEOs' (excluding the applicable PEO) total compensation for each year to determine the CAP.

(6) Represents the year-over-year value, as of the end of the applicable fiscal year, of a hypothetical initial investment of $100 made on December 31, 2019 in the Company. The Company has not paid any cash dividends and, therefore, the Cumulative TSR calculation on its Common Stock is based solely upon stock price appreciation or depreciation and does not include any reinvestment of cash dividends.

(7) The peer group used for this purpose is the Nasdaq Computer Technology Index, which is consistent with the disclosure required under Regulation S-K Item 201(e).

Pay Versus Performance Calculation Detail

	PEO				NEO AVERAGE			
	2023	2022	2021	2020	2023	2022	2021	2020
Summary Compensation Table Total	$ 2,915,546	$ 8,330,437	$ 9,090,588	$ 8,626,209	$ 1,286,574	$ 2,023,148	$ 4,395,365	$ 5,125,166
Less: Reported Fair Value of Equity Awards[(a)]	$(2,325,000)	$(7,749,375)	$(8,319,184)	$(8,035,196)	$ (910,013)	$(1,724,570)	$(3,989,417)	$(5,056,500)
Add: Year-End Fair Value of Equity Awards Granted in the Year and Remain Unvested	$ 845,997	$ 1,132,023	$ 744,002	$ 8,502,148	$ 306,673	$ 367,775	$ 982,933	$ 3,824,243
Add: Change in Fair Value of Equity Awards Granted in Prior Years and Remain Unvested	$ (259,791)	$ (221,378)	$ (617,667)	$ 610,800	$ (114,190)	$ (127,923)	$ (776,423)	$ 254,500
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	$ 139,336	$ 439,625	$ 746,243	$ 769,776	$ 151,527	$ 247,244	$ 945,402	$ 1,636,069
Add: Changes in Fair Value of Equity Awards Granted in Prior Years that vested in the Year	$ (250,936)	$ (264,799)	$(1,677,596)	$ (104,717)	$ (116,129)	$ (214,450)	$ (479,431)	$ (40,557)
Compensation Actually Paid	$ 1,065,152	$ 1,666,533	$ (33,614)	$10,369,020	$ 604,442	$ 571,224	$ 1,078,429	$ 5,742,921

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" columns in the *Summary Compensation Table* for the applicable year. Refer to *Executive Compensation — Summary Compensation Table.*

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted EBITDA
- Relative TSR (the Company's TSR as compared to a peer group established by the Compensation Committee)

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable and at-risk pay philosophy, with a significant portion of our named executive officer' pay tied to our stock price performance, which is reflected in the CAP amounts shown in the tables above and below. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The relationship between (a) the amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and (b) the Company's cumulative TSR over the period is reflected below.


Compensation Actually Paid (CAP) vs Company TSR
$16,000,000
$8,000,000
$—
$(8,000,000)
$150.00
$100.00
$50.00
$—
$128.51
$50.24
$19.97
$11.85
2020
2021
2022
2023
PEO
NEOs Avg
Indexed TSR

Compensation Actually Paid and Net Loss

The relationship between (a) the amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and (b) the Company's net loss for the years ended December 31, 2020, 2021, 2022 and 2023 is reflected in the graph below.


Compensation Actually Paid (CAP) vs Net Loss
$16,000,000
$8,000,000
$—
$(8,000,000)
$100.00
$—
$(100.00)
$(200.00)
$(51.20)
$(58.20)
$(68.40)
$(179.90)
2020
2021
2022
2023
PEO
NEOs Avg
Net Loss (in millions)

Compensation Actually Paid and Adjusted EBITDA

As described above, Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, interest expense, net, other expense (income), net, provision (benefit) for income taxes, stock-based compensation expense, acquisition-related expenses, non-recurring litigation costs, purchase accounting adjustments for deferred revenue and impairment of goodwill. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted EBITDA is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes Adjusted EBITDA when setting goals in the Company's short-term incentive compensation program, as well as for setting goals for the performance-based RSUs that are awarded to the NEOs.

The relationship between (a) the amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and (b) the Company's Adjusted EBITDA for the years ended December 31, 2020, 2021, 2022 and 2023 is reflected below.


Compensation Actually Paid (CAP) vs Adjusted EBITDA
$16,000,000
$8,000,000
$—
$(8,000,000)
$105.00
$90.00
$75.00
$60.00
$99.90
$96.70
$97.10
$64.40
2020
2021
2022
2023
PEO
NEOs Avg
Adjusted EBITDA (in millions)

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

The Company's cumulative TSR from December 31, 2019 to December 31, 2023 was (88)% while the cumulative TSR of the peer group presented for this purpose, the Nasdaq Computer Technology Index, was 121% over the same period. For more information regarding the Company's performance and the companies that the Compensation Committee considers when determining compensation, refer to "Executive Compensation – Compensation Discussion and Analysis."

The following graph sets forth the Company's cumulative TSR and the cumulative TSR of the peer group presented for this purpose, the Nasdaq Computer Technology Index, from December 31, 2019 to December 31, 2023.


Cumulative TSR of the Company
vs
Cumulative TSR of Peer Group
(Nasdaq Computer Technology Index)
$300
$200
$100
$—
$100
$150
$207
$133
$221
$100
$129
$50
$19.97
$11.85
2019
2020
2021
2022
2023
Company Cumulative TSR
Peer Group TSR
(Nasdaq Computer Technology Index)

AUDIT COMMITTEE REPORT

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by Upland under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving the Company’s accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by the Company’s independent accountants and reviewing their reports regarding the Company’s accounting practices and systems of internal accounting controls as set forth in a written charter adopted by our Board. The Company’s management is responsible for preparing the Company’s financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent registered public accountants.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

In connection with the 2023 audit, the Audit Committee has:

- reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 with Ernst & Young LLP, the Company’s independent registered public accounting firm;
- discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and approved by the SEC; and
- received from and discussed with Ernst & Young LLP the written disclosures and the letter from Ernst & Young LLP required by the PCAOB regarding Ernst & Young LLP’s communications with the Audit Committee concerning independence, and discussed with Ernst & Young LLP the firm’s independence from the Company and considered whether Ernst & Young LLP’s provision of non-audit services to the Company is compatible with maintaining the firm’s independence from Company.

Based on the review and discussions described in the preceding bullet points, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

The Audit Committee has adopted a charter and a process for pre-approving services to be provided by Ernst & Young LLP.

The members of the Audit Committee have been determined to be independent in accordance with the requirements of the Nasdaq listing standards and the requirements of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

Respectfully submitted on April 26, 2024, by the members of the Audit Committee of the Board:

Stephen E. Courter (Chair)
David D. May
Teresa Miles Walsh
David Chung

PROPOSAL TWO: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP ("EY") as our independent registered public accounting firm and auditors of our consolidated financial statements for the fiscal year ending December 31, 2024.

At the Annual Meeting, the stockholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for 2024. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of Upland and our stockholders. Representatives of EY are expected to be present at the Annual Meeting to make a statement if such representatives desire to do so and to respond to appropriate questions.

Fees Paid to Ernst & Young LLP

The following table sets forth the fees paid to our independent registered public accounting firm for the years ended December 31, 2023 and 2022.

Audit and Non-Audit Fees

	Years Ended	
	2023	**2022**
Audit Fees [1]	$ 1,515,000	$ 1,630,000
Audit-Related Fees[2]	6,000	81,000
Tax Fees[3]	541,000	1,319,325
All Other Fees	—	—
Total	$ 2,062,000	$ 3,030,325

(1) Audit fees relate to professional services rendered in connection with the audit of our annual financial statements included in our Annual Report on Form 10-K and quarterly reviews of financial statements in our Quarterly Reports on Form 10-Q.

(2) Audit-related fees represent services that were provided in connection with the issuance of consents and comfort letters.

(3) Tax fees relate to non-recurring technical fees associated with technical tax advice and international tax planning as well as tax compliance and tax return preparation services.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

We maintain an auditor independence policy that bans our auditors from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that our Audit Committee approve the audit and non-audit services and related budget in advance, and that our Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that we may not enter into auditor engagements for non-audit services without the express approval of our Audit Committee. In accordance with this policy, our Audit Committee pre-approved all services to be performed by our independent registered public accounting firm.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Two requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting.

Recommendation of the Board

The Board unanimously recommends that stockholders vote "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024.

PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory or nonbinding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

Our Compensation Committee and our Board believe that our compensation program for our named executive officers, as described in the section titled "Executive Compensation – Compensation Discussion and Analysis," the compensation tables and the related narratives and other materials in this Proxy Statement reflects our goals of linking our executive compensation with our performance. Our Compensation Committee and our Board believe that the executive compensation program is rational and effective in that it aligns the interests of our executive officers with both the short-term and long-term interests of our stockholders, and enables us to support, attract and retain the best talent and support a high-performance culture by rewarding excellence and achievement.

This proposal gives you as a stockholder the opportunity to endorse or not endorse the compensation of our named executive officers through the following resolution:

"RESOLVED, that the Company's compensation program for named executive officers, as described in the section titled "Executive Compensation – Compensation Discussion and Analysis," the compensation tables and the related narratives and other materials in this Proxy Statement are hereby approved."

Because this vote is advisory, it will not be binding upon our Board or our Compensation Committee. However, our Compensation Committee will strongly consider the outcome of the vote when determining future executive compensation arrangements. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Three requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy as a single class and voting at the Annual Meeting. If you abstain from voting on the proposal, it will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of the vote.

Recommendation of our Board of Directors

The Board unanimously recommends that stockholders vote "FOR" the approval of the advisory vote on the compensation of our named executive officers.

PROPOSAL FOUR: APPROVAL OF THE UPLAND SOFTWARE, INC. 2024 OMNIBUS INCENTIVE PLAN

We are asking stockholders to approve the Upland Software, Inc. 2024 Omnibus Incentive Plan (the "2024 Plan"), a copy of which is attached as Appendix A to this Proxy Statement.

We currently grant equity compensation under the Upland Software, Inc. 2014 Equity Incentive Plan (the "Prior Plan"). The Prior Plan is set to expire in November 2024. On February 21, 2024, our Board, at the recommendation of the Compensation Committee, approved the 2024 Plan, subject to approval by our stockholders at the Annual Meeting. If stockholders approve the 2024 Plan, it will become effective on the date of the Annual Meeting (the "Effective Date") and no further awards will be made under the Prior Plan as of the Effective Date. Outstanding awards under the Prior Plan will remain outstanding and subject to the terms of the Prior Plan and the respective award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms.

Approval of the 2024 Plan is intended to enable us to continue granting stock-based incentive awards, which our Board believes is a fundamental element of our compensation program and vital to our continued ability to attract and retain skilled people in our competitive industry. We use stock-based awards to align the financial interests of award recipients with those of the Company's stockholders. We believe that providing an equity stake in the future success of our business encourages and motivates award recipients to strive to achieve our business goals and to increase stockholder value.

If this proposal is not approved by our stockholders, we generally will not be able to continue to issue stock-based incentive compensation after November 5, 2024. As a result, we would lose a critical compensation tool that enables us to compete for, incentivize and retain employees, directors and consultants.

Accordingly, we believe approving the 2024 Plan is in the best interest of our stockholders, and the Board unanimously recommends approval of the 2024 Plan.

Background

The cloud-based software industry is extremely competitive with an active and mobile talent pool. We believe that recruiting and retaining key employees in our industry requires having a sufficient number of shares available for grant as part of our equity compensation, and in turn, is a critical element of our overall compensation approach.

We have determined the size of the 2024 Plan taking into account a range of factors, including our historical equity grant practices as well as anticipated future needs. We have sized the share reserve in the 2024 Plan with the objective that it be sufficient for our needs for up to three (3) years of future equity awards. The exact rate at which we use shares under the 2024 Plan may be more or less than our anticipated future usage and will depend upon various unknown factors, such as our future stock price, participation levels, long-term incentive award mix and vehicles, and forfeiture rates.

Information Regarding 2024 Plan Share Reserve

The 2024 Plan provides for the issuance of up to 3,200,000 shares of common stock pursuant to awards granted under the 2024 Plan, plus the number of shares that remain available for future grants under the Prior Plan as of the date of the Effective Date, plus any shares covered by awards granted under the Prior Plan if the award (or a portion of such award) is forfeited, is canceled or expires without the issuance of shares.

The following table sets forth certain information, as of December 31, 2023, concerning shares of our common stock authorized for issuance under all of our equity compensation plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column) (1)
Equity compensation plans approved by stockholders	154,321	$ 11.44	737,581
Equity compensation plans not approved by stockholders	—	—	—
Total equity compensation plans	154,321	$ 11.44	737,581

(1) Pursuant to the terms of the 2014 Plan, the number of shares available for issuance under the 2014 Plan was increased on the first day of each fiscal year in an amount equal to the lesser of (i) four percent (4%) of the outstanding shares of our Common Stock on the last day of the immediately preceding fiscal year, or (ii) such number of shares determined by the Board. This plan expires in 2024.

As of March 31, 2024, 183,494 shares of common stock remained available for future grants under the Prior Plan and there were 3,287,337 shares subject to outstanding awards under the Prior Plan. Additionally, as of March 31, 2024, there were 140,944 outstanding stock options that were previously granted under the Amended and Restated Upland Software, Inc. 2010 Stock Option Plan (the “2010 Plan”) and the Prior Plan. No future awards may be granted under the 2010 Plan and the Company no longer grants stock options under the Prior Plan; however, if the outstanding stock options were to be forfeited or otherwise canceled without the issuance of shares before the Effective Date, the shares underlying those stock options would become available for issuance under the Prior Plan. Accordingly, the maximum theoretical number of shares that could be issued under the 2024 Plan if (a) all outstanding stock options granted under the 2010 Plan were forfeited before the Effective Date and (b) all outstanding awards granted under the Prior Plan as of March 31, 2024 were forfeited, canceled or expired without issuance of shares after the Effective Date is 6,811,775 shares.

The table below shows the awards granted under the Prior Plan that were outstanding as of March 31, 2024:

Total number of stock options outstanding		140,944
Weighted average exercise price of outstanding options	$	11.77
Weighted average remaining contractual life of outstanding options		2.13 years
Total number of shares subject to full value awards outstanding (including time-based RSUs and performance units) (1)		3,287,337
Total number of shares remaining available for future grant under the Prior Plan (2)		183,494
Total number of shares of common stock outstanding as of March 31, 2024		27,996,656

(1) The number of shares subject to full-value awards outstanding includes performance units outstanding assuming performance at target performance level.

(2) The Prior Plan is the only equity plan under which we may currently grant new equity awards. The number of shares remaining available for future grant under the Prior Plan assumes outstanding performance units are earned at target levels.

As of March 31, 2024, the closing price of our common stock as reported on Nasdaq was $3.09 per share.

Dilution, Burn Rate, and Equity Overhang

The Compensation Committee reviews our burn rate and equity overhang activity in order to thoughtfully manage our long-term stockholder dilution. Our average 3-year (i) gross burn rate is approximately 5.7%[1], (ii) net burn rate is 4.25%[2], and the equity overhang is 7.4%[3].

(1) Gross burn rate is calculated as (a) the number of new stock awards granted, divided by (b) the total number shares of common stock outstanding as of the end of the fiscal year.

(2) Net burn rate is calculated as (a) the number of new stock awards granted, net of stock awards cancelled and forfeited, divided by (b) the total number shares of common stock outstanding as of the end of the fiscal year.

(3) Equity overhang is calculated on a fully-diluted basis as (a) the number of shares subject to outstanding stock awards plus the number of shares available for grant under the Prior Plan, divided by (b) the number of shares subject to outstanding stock awards, plus the number of shares available for grant under the Prior Plan, plus the total number of shares of common stock outstanding as of the end of the fiscal year.

Best Practices

We recognize the dilutive impact of stock-based incentive awards on our stockholders. We strive to balance the impact of dilution with our need to attract and retain talent. As such, we have incorporated a number of shareholder-friendly practices into the 2024 Plan, including the following:

No Liberal Share Recycling. Shares retained by or delivered to the Company to pay the exercise price or purchase price of any awards, shares delivered to or withheld by the Company to pay withholding taxes related to any awards, and unissued shares resulting from the settlement of SARs in stock will all count against the 2024 Plan’s share reserve. Additionally, shares purchased by the Company in the open market using the proceeds of option exercises would not become available for issuance as future awards under the 2024 Plan.

No Repricing of Stock Options or Stock Appreciation Rights Without Stockholder Approval. The 2024 Plan prohibits, without stockholder approval, actions to reprice, replace, or repurchase options or SARs when the exercise price per share of an option or SAR exceeds the fair market value of the underlying shares.

Clawback. All awards granted under the 2024 Plan are subject to the Company's clawback policies, pursuant to which the Company may recoup or seek reimbursement for erroneously awarded incentive compensation to executive officers and employees.

Limits on Non-Employee Director Compensation. The 2024 Plan includes a limit of $750,000 on the combined value of equity awards and cash compensation provided to any non-employee director in any fiscal year (or $1,000,000 in the calendar year in which a non-employee director commences service on the Board).

No Dividends on Unearned Awards. The 2024 Plan prohibits the payment of dividends or dividend equivalent rights on unearned full value awards (whether performance or time-based), and it does not permit dividend equivalents with respect to stock options and SARs, whether vested or unvested.

No Evergreen Provision; Stockholder Approval Required for Additional Shares. The 2024 Plan does not contain an annual "evergreen" provision that provides for automatic increases of shares of common stock authorized for issuance under the plan. The 2024 Plan authorizes a fixed share reserve. Therefore, we would have to obtain stockholder approval to increase the 2024 Plan's share reserve.

No Discounted Stock Options or Stock Appreciation Rights. Stock options and SARs must be granted with an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or SAR is granted.

No "liberal change in control" definition. A change in control transaction must actually be consummated in order for the change in control provisions in the 2024 Plan to be triggered.

No Automatic Grants. The 2024 Plan does not provide for "reload" or other automatic grants to participants.

No Tax Gross-ups. The 2024 Plan does not provide for any tax gross-ups.

Shares Subject to the 2024 Plan

The number of shares authorized for issuance under the 2024 Plan (including pursuant to incentive stock options ("ISOs")) is 3,200,000, plus the number of shares that remain available for future grants under the Prior Plan as of the date of the Effective Date, plus shares covered by awards granted under the Prior Plan if the award (or a portion of such award) is forfeited, is canceled or expires without the issuance of shares after the Effective Date. All share amounts authorized under the 2024 Plan will be subject to adjustment for stock splits and other changes in the Company's capitalization. The shares issued pursuant to awards granted under the 2024 Plan may be shares that are authorized and unissued or issued shares that were reacquired by the Company.

In the case of a stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding shares as a class without the Company's receipt of consideration, we will adjust (a) the maximum number and kind of shares reserved for issuance under the 2024 Plan, (b) the number and kind of shares covered by outstanding awards and, with respect to options and SARs, the exercise or base price per share, and (c) any other terms that the Compensation Committee determines requires adjustment, as proportionately adjusted. Any such adjustments shall be made in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2024 Plan.

Shares subject to awards that have been canceled, expired, forfeited, settled in cash, or otherwise not issued under an award will not count as shares issued under the 2024 Plan. The 2024 Plan provides that shares delivered to, or withheld by, the Company to pay the exercise price or purchase price of any awards or to pay withholding taxes related to any awards, unissued shares resulting from the settlement of SARs in stock, and shares purchased by us in the open market using the proceeds of option exercises will not be returned to the 2024 Plan's share reserve.

The plan administrator may issue awards in settlement or assumption of, or in substitution for, outstanding awards in connection with the Company or its subsidiary acquiring another entity, an interest in another entity or an additional interest in another entity in connection with a merger, stock purchase, asset purchase or other form of transaction, and the shares underlying such awards will not be counted against the share limit. Additionally, to the extent permitted by the rules of the stock exchange on which are shares of common stock are listed, available shares under a stockholder approved plan of an acquired company, as appropriately adjusted to reflect such acquisition, may be used for awards under the 2024 Plan without reducing the 2024 Plan share reserve.

Certain Plan Terms and Conditions

The summary of the 2024 Plan provided herein sets forth the principal features of the 2024 Plan. This summary does not purport to be a complete description of all of the provisions of the 2024 Plan. It is qualified in its entirety by reference to the full text of the 2024 Plan, a copy of which is attached as Appendix A to this proxy statement.

General. The 2024 Plan permits the Company to issue stock options (non-qualified options and ISOs), SARs, restricted stock, restricted stock units, performance units, dividend equivalent rights and other equity and cash awards.

Eligibility. Employees, non-employee directors and consultants of the Company and any parent or subsidiary entities would be eligible to receive awards under the 2024 Plan. As of March 31, 2024, we had approximately 1,070 employees, 5 non-employee directors and approximately 595 consultants who could become eligible to be selected to receive awards under the 2024 Plan. Such persons are eligible to participate in the 2024 Plan on the basis that such participation provides an incentive, through ownership of our common stock, to continue in service to us and any parent and subsidiary entities, and to help us compete effectively with other enterprises for the services of qualified persons.

Limit on Awards to Directors. The 2024 Plan includes a limit of $750,000 on the combined value of equity awards and cash compensation provided to any non-employee director in any fiscal year (or a limit of $1,000,000 in the calendar year in which a non-employee director commences service on the Board).

Share Reserve. The maximum number of shares of common stock that may be issued pursuant to the 2024 Plan is described above under the heading "Shares Subject to the 2024 Plan."

Administration. Generally, the Compensation Committee will administer the 2024 Plan, unless the Board elects to administer the 2024 Plan or the Board or the Compensation Committee authorizes one or more officers or employees to administer the 2024 Plan with respect to awards granted to employees or consultants. Subject to the terms of the 2024 Plan, the administrator may determine and interpret the terms and conditions of awards, select the employees, directors and consultants who will receive awards, determine the exercise price of any options, the number of shares subject to awards, the vesting schedule and exercisability of awards, whether and when an award vests and performance goals are achieved, adjustments to performance goals or results to take into account changes in law or other extraordinary or unforeseeable, nonrecurring or infrequently occurring circumstances, the restrictions on transferability of awards and the form of consideration payable upon exercise or settlement of an award. The Board or the Compensation Committee may also delegate any or all of its powers and duties under the 2024 Plan to a subcommittee of directors or to one or more officers or employees of the Company, provided that such delegation does not violate applicable law or result in the loss of an exemption under Rule 16b-3(d)(1) of the Securities Exchange Act of 1934.

Except in connection with equity restructurings and other situations in which share adjustments are specifically authorized, the 2024 Plan prohibits repricing of any outstanding stock option or SAR awards without the prior approval of our stockholders. Specifically, without prior approval of our stockholders, the Company may not (a) reduce the per share exercise price of an option or base amount of a SAR, (b) cancel, surrender, replace or otherwise exchange any outstanding option or SAR where the fair market value of a share of our common stock underlying such option or SAR is less than its per share exercise price or base amount for a new stock option or SAR, another award, cash, shares or other securities or (c) take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the our shares of common stock are listed or quoted.

Stock Options. The 2024 Plan will allow for the grant of non-qualified stock options and ISOs. ISOs may be granted only to employees. Non-qualified stock options may be granted to employees, directors and consultants. The exercise price of all options granted under the 2024 Plan must at least be equal to the fair market value of our common stock on the date of grant, and the term of an option granted under the 2024 Plan may not exceed ten years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term of an ISO must not exceed five years, and the exercise price must equal at least 110% of the fair market value on the grant date. After the service of an employee, director or consultant terminates, the option may be exercised, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights (SARs). The 2024 Plan will allow for the grant of SARs. SARs allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator will determine the terms of SARs, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount for the cash or shares to be issued pursuant to the exercise of a SAR will be no less than 100% of the fair market value per share on the date of grant and a SAR will not have a term of more than 10 years. After the continuous service of an employee, director or consultant terminates, the SAR may be exercised, to the extent vested, for the period of time specified in the SAR agreement. However, a SAR may not be exercised later than the expiration of its term.

Restricted Stock Awards. The 2024 Plan will allow for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to forfeiture.

Restricted Stock Units and Performance Stock Units. The 2024 Plan will allow for the grant of time-based restricted stock units and performance-based restricted stock units, or performance units. Restricted stock units and performance units are awards that will result in payment in shares or cash to a recipient at the end of a specified period if applicable vesting or other criteria established by the administrator are achieved or the award otherwise becomes eligible for settlement. The administrator may impose whatever conditions to vesting, or restrictions and conditions to settlement, that it determines to be appropriate. The administrator may establish vesting conditions or restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made in shares of our common stock, cash or a combination thereof.

Dividends and Dividend Equivalents. Dividends may be credited with respect to restricted stock awards and dividend equivalents may be credited with respect to other awards (other than stock options and SARs). However, participants are not entitled to receive any such credited dividends or dividend equivalents unless and until the award upon which the dividend or dividend equivalent is based vests. The administrator may determine to pay such dividends or dividend equivalent rights in cash or to convert into additional awards.

Other Awards. The 2024 Plan also provides for the issuance of other awards relating to the Company's shares (including shares or share-based awards that are not subject to vesting conditions or other restrictions) and cash-based awards.

Terms of Awards. Subject to the terms of the 2024 Plan, the administrator will determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies, and satisfaction of any performance criteria. Subject to compliance with applicable tax and other laws, awards under the 2024 Plan may be deferred pursuant to any deferred compensation plan or program that we may adopt.

Performance Goals. The 2024 Plan allows for vesting, payment, settlement and other entitlements with respect to awards to be subject to items or events that contain vesting or other terms that relate to one or more performance goals. Such performance goals may be based on (by way of example and not as an exhaustive list) one of, or combination of the following: cash flow, earnings measures (including earnings per share and earnings before interest, taxes and/or amortization and/or depreciation), stock price, return on equity, total stockholder return, return on capital, return on assets or net assets, revenue (including revenue from direct labor, subcontractors or any other category), income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, market share, contract win, renewal or extension, days sales outstanding, contract bookings, cost control, cash management, debt reduction, customer satisfaction, delivery schedule, cycle-time improvement, productivity, quality, workforce diversity, comparisons to budget items, implementation or completion of specified projects or processes, employee turnover, forecast accuracy of any performance criteria, staff hiring, and/or completion of mergers or acquisitions.

Additionally, the administrator may adjust performance goals or evaluation of performance with respect to performance goals to take into account unusual or unanticipated occurrences or events, including asset write-downs, litigation, claims, judgments, settlements, currency fluctuations and other non-cash charges, changes in applicable law, rule or regulation or accounting principles, accruals for reorganization and restructuring programs, costs incurred in the pursuit of acquisition opportunities, strikes, delays or similar disruptions, macroeconomic conditions, terrorism and other international hostilities, significant regional weather events asset write-downs, litigation or claim judgments or settlements, or any other significant unusual or infrequently occurring items or events.

Clawback. The 2024 Plan and all awards granted under the 2024 Plan would be subject to any written clawback policies that the Company, with the approval of the Board or an authorized committee of the Board, may adopt or amend either prior to or following the Effective Date, including the Company policy adopted to conform to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the United States Securities and Exchange Commission and that the Company determines should apply to awards. Any such policy may subject a participant's awards and amounts paid or realized with respect to awards to reduction, cancellation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including an accounting restatement due to the Company's material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy.

Transferability of Awards. Incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the award recipient, only by the award recipient. Awards other than incentive stock options will be allowed to be transferred (i) by will or by the laws of descent and distribution, (ii) during the lifetime of the award recipient, to the extent and in the manner authorized by the administrator, but only to the extent such transfers are made in accordance with applicable laws to family members, to family trusts, to family controlled entities, to charitable organizations, and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the award recipient and (iii) as otherwise expressly permitted by the administrator and in accordance with applicable laws.

Certain Adjustments. Subject to any required action by the Company's stockholders, applicable laws and the change in control provisions as discussed below, (i) the number and kind of shares or other securities or property covered by any outstanding award, (ii) the number and kind of shares that have been authorized for issuance under the 2024 Plan, (iii) the exercise price, base amount or purchase price of any outstanding award and (iv) any other terms that the administrator determines require adjustment, will be proportionately adjusted for: (A) any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification, or similar transaction affecting the shares that would be considered an "equity restructuring" within the meaning of ASC 718 and, in each case, that would result in an additional compensation expense to the Company pursuant to the provisions of ASC Topic 718; (B) any other increase or decrease in the number of issued shares of our common stock effected without receipt of consideration by the Company; or (C) any other transaction with respect to the shares of our common stock, including any distribution of cash, securities or other property to stockholders (other than a normal cash dividend), a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete), a "corporate transaction" as defined in Section 424 of the Internal Revenue Code of 1986 (the "Code") or any similar transaction. Such adjustments to outstanding awards will be effected in a manner that is intended to preclude the enlargement or diminution of rights and benefits under such awards. Except as the administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, will affect, and no adjustment will be made with respect to, the number or price of shares of our common stock subject to an award.

Changes in Control. Upon a merger, consolidation, reorganization or other transaction in which the Company does not survive or a change in control, all outstanding awards shall be treated in the manner described in the definitive transaction agreement to which the Company is a party (or, if there is no such agreement, in the manner determined by the administrator), which agreement or determination need not treat all awards in an identical manner. The treatment specified in the definitive transaction agreement or as determined by the administrator may include one or more of the following with respect to each outstanding award: (a) the cancellation of unvested awards, (b) the acceleration of vesting of awards, (c) the assumption or substitution of awards with appropriate adjustments as to the number and kind of shares or other securities or property and applicable exercise price, base amount or purchase price, (d) the cancellation of vested awards, together with a payment to the award recipients holding such vested awards so canceled of an amount based upon the consideration being paid per Share in connection with such transaction or change in control in cash or, in the sole discretion of the administrator, in the form of such other consideration necessary for an award recipient to receive property, cash or securities (or a combination thereof) as the award recipient would have been entitled to receive upon such transaction or change in control, if the award shares had been, immediately prior to such transaction or change in control, the holder of the number of shares covered by the award at such time, less any applicable exercise price or base amount; provided, however, that holders of vested options and vested SARs shall be entitled to such consideration only if the per-share consideration exceeds the applicable exercise price or base amount, and to the extent that the per-share consideration is less than or equal to the applicable exercise price or base amount, such vested options and vested SARs shall be cancelled for no consideration, or (d) the replacement of awards with a cash incentive program that preserves the value of the awards so replaced.

A change in control means, generally, (a) the acquisition by any person of 50% or more of the voting power of all classes of stock entitled to vote, (b) the current members of our Board, or their approved successors, cease to be a majority of the Board, or (c) a reorganization, merger, consolidation or sale or disposition of all or substantially all of our assets, unless our stockholders hold 50% or more of the voting power of the resulting company, no person owns 50% or more of the voting power of all classes of stock entitled to vote (except to the extent such ownership existed prior to the corporate transaction and at least a majority of the current members of our remain members of the Board following the corporate transaction. A transaction will not constitute a change in control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

Plan Amendments and Termination. The 2024 Plan will have a term of ten years unless we terminate it sooner. In addition, our Board has the authority to amend, suspend or terminate the 2024 Plan, subject to stockholder approval in the event such approval is required by law. Upon expiration of the term, no further awards may be granted under the plan. No amendment, suspension or termination of the 2024 Plan or any award shall materially adversely affect the rights under any outstanding award without the holder's written consent. However, an amendment that may cause an incentive stock option to become a non-qualified stock option or the administrator considers necessary or advisable to comply with applicable laws will not be treated as materially adversely affecting the rights under any outstanding award.

*Certain Interests of Directors and Officer*s. In considering the recommendation of the Board with respect to the approval of the 2024 Plan, stockholders should be aware that, as discussed above and below, directors and officers are eligible to receive awards under the 2024 Plan. The Board recognizes that approval of this proposal may benefit our directors and officers and their successors.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES

The following is a summary of U.S. federal taxes applicable to awards that may be provided under the 2024 Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards, based on provisions of the Code and the regulations thereunder in effect on the date of this proxy statement. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local, and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirements of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Non-Qualified Stock Options. The grant of a non-qualified stock option under the 2024 Plan generally will not result in any U.S. Federal income tax consequences to the award recipient or to the Company. Upon exercise of a non-qualified stock option, the award recipient is generally subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option exercise price and the fair market value of the shares on the date of exercise. For employees, this income is generally subject to withholding for U.S. Federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the income recognized by the award recipient, subject to possible limitations imposed by Section 162(m) or Section 280G of the Code. Any gain or loss on the award recipient's subsequent disposition of the shares of our common stock will receive long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. The Company does not receive a tax deduction for any such gain.

Incentive Stock Options. The grant of an incentive stock option under the 2024 Plan will not result in any U.S. Federal income tax consequences to the award recipient or to the Company. An award recipient recognizes no U.S. Federal taxable income upon exercising an incentive stock option (subject to the alternative minimum tax rules discussed below), and the Company receives no deduction at the time of exercise. In the event of a disposition of stock acquired upon exercise of an incentive stock option, the tax consequences depend upon how long the award recipient has held the shares of our common stock. If the award recipient does not dispose of the shares within two years after the incentive stock option was granted, nor within one year after the incentive stock option was exercised, the award recipient will recognize a long-term capital gain (or loss) equal to the difference between the sale price of the shares and the exercise price. The Company is not entitled to any deduction under these circumstances.

If the award recipient fails to satisfy either of the foregoing holding periods, the award recipient must recognize ordinary income in the year of the disposition, which is referred to as a "disqualifying disposition." The amount of such ordinary income generally is the lesser of (i) the difference between the amount realized on the disposition and the exercise price or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. Any gain in excess of the amount taxed as ordinary income will be treated as a long or short-term capital gain, depending on whether the stock was held for more than one year. The Company, in the year of the disqualifying disposition, may be entitled to a deduction equal to the amount of ordinary income recognized by the award recipient, subject to possible limitations imposed by Section 162(m) and Section 280G of the Code.

The "spread" under an incentive stock option – i.e., the difference between the fair market value of the shares at exercise and the exercise price—is classified as an item of adjustment in the year of exercise for purposes of the alternative minimum tax. If an award recipient's alternative minimum tax liability exceeds such award recipient's regular income tax liability, the award recipient will owe the larger amount of taxes. In order to avoid the application of alternative minimum tax with respect to incentive stock options, the award recipient must sell the shares within the same calendar year in which the incentive stock options are exercised. However, such a sale of shares within the same year of exercise will constitute a disqualifying disposition, as described above.

Stock Appreciation Rights. Recipients of SARs generally should not recognize income until such rights are exercised, assuming there is no ceiling on the value of the right and Section 409A of the Code does not apply. Upon exercise, the award recipient will normally recognize taxable ordinary income for U.S. Federal income tax purposes equal to the amount of cash and fair market value the shares, if any, received upon such exercise. For employees, this income is generally subject to withholding for U.S. Federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the income recognized by the award recipient, subject to possible limitations imposed by Section 162(m) or Section 280G of the Code. Award recipients will recognize gain upon the disposition of any shares received on exercise of a SAR equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long or short-term capital gain depending on whether the shares were held for more than one year.

Restricted Stock. Restricted stock will generally subject the recipient to ordinary compensation income on the excess of the amount paid for such shares of stock, if any, over the fair market value of the shares on the date that the restrictions lapse. For employees, this income is generally subject to withholding for U.S. Federal income and employment tax purposes. The

Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient, subject to possible limitations imposed by Section 162(m) and Section 280G of the Code. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. The Company does not receive a tax deduction for any such gain.

Recipients of restricted stock may make an election under Section 83(b) of the Code (a "Section 83(b) Election") to recognize as ordinary compensation income in the year that such restricted stock are granted, the amount equal to the excess of the amount paid for such shares, if any, over the fair market value of the shares on the date of grant. If such an election is made, the recipient recognizes no further amounts of compensation income upon the lapse of any restrictions and any gain or loss on subsequent disposition will be long or short-term capital gain to the recipient. The Section 83(b) Election must be made within thirty days from the time the restricted stock are granted.

The Company (or a subsidiary) generally will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the award recipient, subject to possible limitations imposed by Section 162(m) and Section 280G of the Code.

Restricted Stock Units and Performance Units. Recipients of restricted stock units or performance units generally should not recognize income until such units are converted into cash or shares of stock unless Section 409A of the Code applies. Upon conversion, the award recipient will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value the shares, if any, received upon such conversion. For employees, this income is generally subject to withholding for U.S. Federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the income recognized by the award recipient, subject to possible limitations imposed by Section 162(m) or Section 280G of the Code. Award recipients will recognize gain upon the disposition of any shares received upon settlement of the restricted stock units or performance units equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long or short-term capital gain depending on whether the shares were held for more than one year.

Other Stock-Based and Cash-Based Awards. Upon receipt of share-based awards, generally the value of shares and amount of cash received will be taxable as ordinary income to the participant. Upon receipt of cash in settlement of a cash-based award, a participant generally will recognize ordinary income equal to the cash received, and the Company (or a subsidiary) generally will be allowed a corresponding federal income tax deduction at that time, subject to potential deduction limitations under Sections 162(m) and 280G of the Code.

Dividends and Dividend Equivalents. Recipients of stock-based awards that earn dividends or dividend equivalents will recognize taxable ordinary income on any dividend and dividend equivalent payments received with respect to such awards, which income is subject to withholding for U.S. federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the income recognized by a participant, subject to possible limitations imposed by Sections 162(m) or 280G of the Code and so long as the Company withholds the appropriate taxes with respect to such income, if required, and the individual's total compensation is deemed reasonable in amount.

Compliance with Section 409A of the Code. To the extent applicable, it is intended that the 2024 Plan and any grants made under the 2024 Plan will comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The 2024 Plan and any grants made under the 2024 Plan will be administered and interpreted in a manner consistent with this intent.

The foregoing is only a summary of the U.S. Federal income tax consequences of 2024 Plan transactions, and is based upon U.S. Federal income tax laws in effect on the date of this proxy statement. Reference should be made to the applicable provisions of the Code. This summary does not purport to be complete, and does not discuss the tax consequences of an award recipient's death or the tax laws of any municipality, state or foreign country to which the award recipient may be subject.

NEW PLAN BENEFITS

On January 29, 2024, the Compensation Committee granted the Company's Chairman and Chief Executive Officer, John T. McDonald, a long-term performance based restricted stock unit award. If, over a three-year period, the maximum stockholder return goals under such performance award are achieved, up to 500,000 shares of common stock could be earned under the 2024 Plan (the "Contingent Award"). If those stockholder return goals are not achieved or if stockholders do not approve the 2024 Plan or another equity plan, no shares will be issued pursuant to the Contingent Award.

Except for the Contingent Award and the anticipated 2024 annual director awards noted below, awards under the 2024 Plan, if approved by stockholders, would be discretionary and no specific determination has been made as to the grant or allocation of awards under the 2024 Plan. Therefore, at this time the benefits that may be received by the Company's employees, directors or consultants under the 2024 Plan are not presently determinable.

The following table provides information concerning the Contingent Award. No other awards have been granted under the 2024 Plan. If stockholders do not approve the 2024 Plan, the Contingent Award will automatically be canceled.

Name and Principal Position	**Dollar Value ($)**		**Number of Units (#)**	
John T. McDonald - *Chief Executive Officer and Chair*	1,545,000	(1)	500,000	(2)
Michael D. Hill - *Chief Financial Officer and Treasurer*	-		-	
Oliver Yates - *Chief Sales Officer*	-		-	
Daniel Doman - *Chief Product Officer*	-		-	
Paul K. Miller - *Chief Operations Officer*	-		-	
All current executive officers as a group	1,545,000		500,000	
All current directors who are not executive officers as a group (3)	875,000		283,172	
Each nominee for election as a director	-		-	
All current employees, including current officers who are not executive officers, as a group	-		-	

(1) The dollar value was calculated by multiplying the number of shares that may be issued pursuant to the award under the 2024 Plan by $3.09, the closing price per share of our common stock on March 28, 2024 (last trading day of March 2024).

(2) Reflects the maximum number of shares that may be issued pursuant to the Contingent Award.

(3) Assumes RSU awards for five (5), non-employee directors valued at $175,000 each, currently estimated using $3.09, the closing price per share of our common stock on March 31, 2024, which will be adjusted based on when the grants are made.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Four requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present at the meeting or represented by proxy as a single class and voting at the Annual Meeting. If you abstain from voting on the proposal, it will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of the vote.

Recommendation of our Board of Directors

The Board unanimously recommends that stockholders vote "FOR" the approval of the Upland Software, Inc. 2024 Omnibus Incentive Plan.

PROPOSAL FIVE:

APPROVAL OF THE 2024 TAX BENEFIT PRESERVATION PLAN

Stockholders are being asked to approve the adoption by our Board of a Tax Benefit Preservation Plan in the form of a Tax Benefit Preservation Plan, by and between the Company and Broadridge Corporate Issuer Solutions, LLC., as Rights Agent (the "2024 Tax Benefit Preservation Plan"), a copy of which is attached as Appendix B to this Proxy Statement. On April 12, 2024, the Board authorized and directed the Company to present the 2024 Tax Benefit Preservation Plan to the Company's stockholders for their consideration and approval at the Annual Meeting of stockholders. If our stockholders do not approve the 2024 Tax Benefit Preservation Plan at the Annual Meeting of stockholders, the Board shall not have the authority to implement the 2024 Tax Benefit Preservation Plan as designed.

The Board believes that the 2024 Tax Benefit Preservation Plan serves as an important tool to help protect potentially valuable assets of the Company. Through year-end 2023, as described below, the Company had net operating loss carryforwards ("NOLs") of approximately $304 million worldwide, with approximately $101 million of usable U.S. Federal NOLs which could potentially be used to offset the Company's future U.S. federal income tax expense. As discussed below, the Board believes the stockholders should assess the importance of this plan to the Company, so the Board has made its approval of the 2024 Tax Benefit Preservation Plan conditional on the approval by the Company's stockholders.

Accordingly, we believe approving the 2024 Tax Benefit Preservation Plan is in the best interests of our stockholders, and the Board unanimously recommends approval of the 2024 Tax Benefit Preservation Plan.

Background

Like many companies, we have generated net operating losses that, under current tax laws, can be "carried forward" to offset our taxable income in future years. As of December 31, 2023, we had approximately $304 million of worldwide NOLs, of which the U.S. portion available is approximately $101 million. Additional information with respect to these NOLs is contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 which we filed with the Securities and Exchange Commission on February 22, 2024.

On May 2, 2023, the Board adopted a similar tax benefit preservation plan (the "Prior Tax Benefit Preservation Plan") to reduce the risk that we could experience an "ownership change" as defined in Section 382 ("Section 382") of the United States Internal Revenue Code of 1986, as amended (the "Code"). If an "ownership change" were to occur, it could substantially limit or in the case of our pre-2018 NOLs, potentially eliminate our ability to utilize our NOLs against future taxable income. While the amount and timing of our future taxable income cannot be predicted with any certainty and, accordingly, we cannot predict when we would be able to utilize our NOLs or in what amount, to the extent that the NOLs do not otherwise become limited, these NOLs are a valuable asset to us and may be material to our financials and enterprise value. The Prior Tax Preservation Plan expired on May 1, 2024. The Board has adopted, and has recommended that the stockholders of the Company approve, the 2024 Tax Benefit Preservation Plan in order to protect our ability to utilize our NOLs as described above. The 2024 Tax Benefit Preservation Plan is described further below and is substantially the same as the Prior Tax Benefit Preservation Plan except that the expiration of the 2024 Tax Benefit Preservation Plan will be two years and 364 days from the date of approval by the stockholders.

In general, under Section 382, an "ownership change" occurs if a stockholder or a group of stockholders that is deemed to own at least 5% of our common stock increases their ownership (individually, or collectively with other such "5-percent stockholders") by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an ownership change occurs, Section 382 would impose an annual limit on the amount of our NOLs that can be used to offset our federal taxable income equal to the product of the total value of our outstanding equity immediately prior to the ownership change (reduced by certain items specified in Section 382) and the federal long-term tax-exempt interest rate in effect for the month of the ownership change. A number of complex rules apply to calculating this annual limit and there are several special rules that, depending on the rule involved, may apply to reduce or increase such limit. If an ownership change were to occur, the limitations imposed by Section 382 could result in a substantial delay in the timing of the usage of our NOLs or, in the case of our pre-2018 NOLs, in a material amount or all of such NOLs expiring unused and, therefore, significantly impair or eliminate the value of such NOLs. While we periodically monitor our NOLs and currently believe that we have not experienced a prior ownership change, the complexity of Section 382's provisions make it difficult to determine whether an ownership change has in fact occurred. In addition, some of the limitations associated with Section 382 focus on the relative size of a corporation's "non-business assets," or investment assets (including cash, cash equivalents and marketable securities), to its total assets. In light of our current cash position, if we were to currently experience an ownership change, we could be required to reduce the value of our equity for purposes of determining the annual Section 382 limitation.

The 2024 Tax Benefit Preservation Plan, pursuant to which we intend to issue certain preferred stock purchase rights (the "Rights") with terms designed to deter transfers of our common stock that could result in an ownership change, is described below, and its full terms can be found in the accompanying Appendix B. The Board urges stockholders to read carefully the proposal, the items discussed below under the heading "Certain Considerations Related to the 2024 Tax Benefit Preservation Plan" and the full terms of the 2024 Tax Benefit Preservation Plan.

It is important to note that the 2024 Tax Benefit Preservation Plan does not offer a complete solution, and an ownership change may occur even if the 2024 Tax Benefit Preservation Plan is approved. The 2024 Tax Benefit Preservation Plan may deter, but ultimately cannot prevent, transfers of our common stock that could cause an ownership change. The limitations of the 2024 Tax Benefit Preservation Plan are described in more detail below.

The Board believes that the 2024 Tax Benefit Preservation Plan serves as an important tool to help prevent an ownership change that could substantially reduce or, in the case of our pre-2018 NOLs, eliminate, the potential benefits of our NOLs and, accordingly, to protect these valuable tax assets. Importantly, the Board recognizes that plans of this type may be viewed as containing anti-takeover measures and, in turn, while it supports and recommends the plan, it has not adopted the plan in advance of the stockholders meeting, as it believes the stockholders should assess the importance of this plan to the Company.

Approval of the 2024 Tax Benefit Preservation Plan

The proposal to approve the Board's adoption of the 2024 Tax Benefit Preservation Plan will require the affirmative vote of the holders of a majority of the outstanding shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) as of the Record Date that are present in person or represented by proxy as a single class at the Annual Meeting and entitled to vote on such matter. As explained above, the Board believes the stockholders of the Company should approve the Board's adoption of the 2024 Tax Benefit Preservation Plan in an effort to protect a potentially valuable asset and preserve our future ability to use our NOLs. In the event stockholders do not approve the Board's adoption of the 2024 Tax Benefit Preservation Plan at the Annual Meeting, the Board will not implement the 2024 Tax Benefit Preservation Plan.

Section 382 Ownership Change Determinations

The rules of Section 382 are very complex and are beyond the scope of this summary discussion. Some of the factors that must be considered in determining whether a Section 382 ownership change has occurred include the following:

- All stockholders who each own less than 5% of our common stock are generally (but not always) treated as a single "5-percent stockholder" (referred to as a "public group") for purposes of Section 382. Transactions in the public markets among stockholders who are members of a public group are generally (but not always) excluded from the Section 382 calculation.
- Acquisitions by a person that cause the person to become a Section 382 "5-percent stockholder" may result in a 5% (or more) change in ownership, regardless of the size of the final purchase(s) that caused the threshold to be exceeded.
- Certain constructive ownership rules, which generally attribute ownership of stock owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner thereof, or to related individuals, are applied in determining the level of stock ownership of a particular stockholder. Special rules can result in the treatment of options (including warrants) or other similar interests as having been exercised if such treatment would result in an ownership change.
- A redemption or buyback of our common stock may increase the ownership of any Section 382 "5-percent stockholders" (including groups of stockholders who are not themselves 5-percent stockholders) and can contribute to an ownership change. In addition, it is possible that a redemption or buyback of shares could cause a holder of less than 5% to become a Section 382 "5-percent stockholder," resulting in a 5% (or more) change in ownership.

Description of the 2024 Tax Benefit Preservation Plan

The Rights

The Rights will be issued in respect of all shares of Common Stock outstanding on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock, and the record holders of shares of Common Stock will be the record holders of the Rights. The Rights will be evidenced only by certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) that represent shares of Common Stock. Rights will also be issued in respect of any shares of Common Stock that shall become outstanding after the Record Date (including upon conversion of any shares of Series A Preferred Stock, par value $0.001 per share, of the Company) and, subject to certain exceptions specified in the 2024 Tax Benefit Preservation Plan, prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below).

Exercise; Distribution Date; Transfer of Rights; Right Certificates

The Rights are not exercisable until the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the "Series B Preferred"), at a purchase price of $15.25 per one one-thousandth of a share of Series B Preferred (the "Purchase Price"), subject to adjustment as provided in the 2024 Tax Benefit Preservation Plan.

The "Distribution Date" is the earlier of (i) the close of business on the tenth day after the public announcement that a person or group has become an Acquiring Person (as defined below) or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the Board shall become aware of the existence of an Acquiring Person (the date described in this clause (i), the "Stock Acquisition Date") and (ii) the close of business on the tenth business day (or such later date as the Board of Directors shall determine prior to such time as any person or group becomes an Acquiring Person) after the date that a tender or exchange offer by any person is commenced, the consummation of which would result in such person becoming an Acquiring Person. A person or group becomes an "Acquiring Person" upon acquiring beneficial ownership of 4.9% or more of the outstanding shares of Common Stock, except in certain situations specified in the 2024 Tax Benefit Preservation Plan, including if any person beneficially owns 4.9% or more of the Common Stock immediately prior to certification of the voting results of the Annual Meeting (until such time as such person shall, after certification of the voting results of the Annual Meeting, become the beneficial owner of one or more additional shares of Common Stock or, in the case of Ulysses Aggregator, LP, become the beneficial owner of, in the aggregate, a number of additional shares of Common Stock equal to 1% or more of the shares of Common Stock then outstanding).

Until the Distribution Date, the Rights will be transferred with and only with the Common Stock, and any transfer of shares of Common Stock will constitute a transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Common Stock and, as soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

Expiration Date

The Rights will expire on the earliest of (a) the close of business on the day that is two years and 364 days following the certification of the voting results of the Annual Meeting, (b) the time at which the Rights are redeemed or exchanged pursuant to the 2024 Tax Benefit Preservation Plan, or (c) the time at which the Board of Directors determines that the Tax Benefits are utilized in all material respects or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes (such earliest date, the "Expiration Date"). "Tax Benefits" are NOLs, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers, foreign tax credit carryovers, any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382, of the Company or any of its subsidiaries and any other tax attribute the benefit of which is subject to possible limitation under Section 382.

Process to Seek Exemption

The 2024 Tax Benefit Preservation Plan includes a procedure whereby the Board of Directors will consider requests, prior to the Stock Acquisition Date, from any person who desires to effect any acquisition of Common Stock that would, if consummated, result in such person beneficially owning 4.9% or more of the then outstanding shares of Common Stock. The Board of Directors will only grant an exemption in response to an exemption request if the Board of Directors determines that the acquisition of shares of Common Stock by the requesting person (A) will not adversely impact in any material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits or (B) is in the best interests of the Company despite the fact that it may adversely impact in a material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits.

Consequences of a Person or Group Becoming an Acquiring Person

Flip-In Trigger. If any person or group becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the Purchase Price.

Flip-Over Trigger. If, after any person or group has become an Acquiring Person, the Company is acquired in a merger, consolidation or combination or 50% or more of its consolidated assets, cash flow or earning power are transferred, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person (or its parent) with whom the Company has engaged in the foregoing transaction having a market value of two times the Purchase Price.

Exchange Feature. At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by an Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void), in whole or in part, for shares of Common Stock or fractions of Series B Preferred (such a share of Common Stock or a fraction of Series B Preferred, as applicable, an "Exchange Security"), at an exchange ratio of one Exchange Security per Right.

Redemption of the Rights

At any time before the Distribution Date, the Board of Directors may redeem the Rights in whole, but not in part, for $0.0001 per Right (the "Redemption Price"). The Redemption Price is payable, at the option of the Company, in cash, Common Stock or such other form of consideration as the Board of Directors shall determine. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Redemption Price will be subject to adjustment.

Amendment

For so long as the Rights are then redeemable, the Company may amend the 2024 Tax Benefit Preservation Plan in any manner. After the Rights are no longer redeemable, the Company may amend the 2024 Tax Benefit Preservation Plan in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof).

Stockholder Rights

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company by virtue of holding such Right, including, without limitation, the right to vote and to receive dividends.

Anti-Dilution Provisions

The Board of Directors may adjust the Purchase Price, the number of shares of Series B Preferred issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series B Preferred or Common Stock or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.

Description of the Series B Preferred

Each one one-thousandth of a share of Series B Preferred, if issued:

•Will not be redeemable.

•Will entitle holders to quarterly dividend payments of $0.001 per one one-thousandth of a share of Series B Preferred, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater.

•Will entitle holders upon liquidation either to receive $0.001 per one one-thousandth of a share of Series B Preferred, or an amount equal to the payment made on one share of Common Stock, whichever is greater.

•Will have the same voting power as one share of Common Stock.

•If shares of Common Stock are exchanged as a result of a merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

The value of one one-thousandth of a share of Series B Preferred should approximate the value of one share of Common Stock.

Certain Considerations Related to the 2024 Tax Benefit Preservation Plan

The Board believes that attempting to protect the tax benefits of our NOLs as described above is in our stockholders' best interests. However, we cannot eliminate the possibility that an ownership change will occur even if the 2024 Tax Benefit Preservation Plan is implemented. Please consider the factors discussed below in voting on this proposal.

Potential for IRS to Challenge to the Tax Benefits. The Internal Revenue Service ("IRS") could challenge the amount of our NOLs or claim we experienced an "ownership change," which could limit the amount of our NOLs that we can use or, in the case of pre-2018 NOLs, eliminate our ability to use them altogether. The IRS has not audited or otherwise validated the amount of our NOLs. In addition, the complexity of Section 382's provisions and the limited knowledge any public company has about the ownership of its publicly traded stock make it difficult to determine whether an ownership change has occurred. Therefore, we cannot assure you that the IRS will not claim that we experienced an ownership change and attempt to reduce or eliminate the benefit of our NOLs even if the 2024 Tax Benefit Preservation Plan is in place.

Continued Risk of Ownership Change. Although the 2024 Tax Benefit Preservation Plan is a deterrent measure intended to reduce the likelihood of an "ownership change," we cannot assure you that it will be effective. The amount by which an ownership interest may change in the future could be affected by many factors, including purchases and sales of shares by stockholders holding 5% or more of our outstanding common stock notwithstanding the deterrent effects of the 2024 Tax Benefit Preservation Plan, decisions over which we have little or no effective control.

Potential Impact on Value. The 2024 Tax Benefit Preservation Plan could have a negative impact on the trading price and intrinsic value of our common stock by deterring persons or groups of persons from acquiring our common stock, including in acquisitions for which some stockholders might receive a premium above market value.

Potential Effects on Liquidity. The 2024 Tax Benefit Preservation Plan is intended to deter persons or groups of persons from acquiring beneficial ownership of our common stock in excess of the specified limitations. A stockholder's ability to dispose of our common stock may be limited if the 2024 Tax Benefit Preservation Plan reduces the number of persons willing to acquire our common stock or the amount they are willing to acquire.

Potential Anti-Takeover Effect. While the 2024 Tax Benefit Preservation Plan is not intended to prevent, or even discourage, a proposal to acquire us, it may have a potential anti-takeover effect because an Acquiring Person may have its ownership interest diluted upon the occurrence of a triggering event. Accordingly, the overall effects of the 2024 Tax Benefit Preservation Plan may be to render more difficult or discourage a merger, tender offer, or assumption of control by a substantial holder of our securities. However, as is the case with traditional shareholder rights plans, the 2024 Tax Benefit Preservation Plan should not interfere with any merger or other business combination approved by the Board.

Actions of Related Persons. A stockholder may become an Acquiring Person upon actions taken by persons related to, or affiliated with, them. Stockholders are advised to carefully monitor their ownership of our common stock and consult their own legal advisors and/or us to determine whether their ownership of the shares approaches the proscribed level.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Five requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present at the meeting or represented by proxy as a single class and voting at the Annual Meeting. If you abstain from voting on the proposal, it will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of the vote. In the event the stockholders do not approve the Board's adoption of the 2024 Tax Benefit Preservation Plan, the Board will not implement the 2024 Tax Benefit Preservation Plan.

Recommendation of our Board of Directors

The Board unanimously recommends that stockholders vote "FOR" the approval of our 2024 Tax Benefit Preservation Plan.

OTHER MATTERS

Meeting Admission. You are entitled to attend the Annual Meeting only if you were an Upland stockholder at the close of business on April 12, 2024, or hold a valid proxy for the Annual Meeting. If attending the meeting in person, you should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, meaning that you hold shares directly with Broadridge ("registered holders"), the inspector of election will have your name on a list, and you will be able to gain entry with a form of government-issued photo identification, such as a driver's license, state-issued ID card, or passport. If you are not a stockholder of record but hold shares through a broker, bank, or nominee ("street name" or "beneficial" owners), in order to gain entry, you must provide proof of beneficial ownership as of the Record Date, such as an account statement or similar.

Proxy Solicitation. Solicitation of proxies will be primarily by mail. We will bear the cost of soliciting proxies from stockholders.

In addition to solicitation by mail, our directors, officers, employees and agents may solicit proxies by telephone, internet, or otherwise. These directors, officers and employees will not be additionally compensated for the solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Copies of solicitation materials will be furnished to brokerage firms, fiduciaries, and other custodians who hold our Common Stock of record for beneficial owners for forwarding to such beneficial owners. We may also reimburse persons representing beneficial owners of our Common Stock for their reasonable expenses incurred in forwarding such materials.

Stockholders who authorize their proxies through the internet should be aware that they may incur costs to access the internet, such as usage charges from telephone companies or internet service providers and these costs must be borne by the stockholder.

Inspector of Election. Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of election to tabulate stockholder votes for the Annual Meeting.

Stockholder List. Upland's list of stockholders as of April 12, 2024 will be available for inspection for 10 days prior to the Annual Meeting. If you want to inspect the stockholder list, please call our Investor Relations department at (512) 960-1031 to schedule an appointment.

2025 Stockholder Proposals or Nominations. Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in our 2025 proxy statement. These stockholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8(b)(2), to our principal executive offices in care of our Corporate Secretary by one of the means discussed below in the section entitled "Communicating with Us." Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received. We must receive all submissions no later than the close of business (5:00 p.m. Central Standard Time) on December 31, 2024. Any submissions received after this time and date will be considered untimely.

We strongly encourage any stockholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and stockholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our proxy statement. Our Nominating and Governance Committee reviews all stockholder proposals and makes recommendations to the Board for action on such proposals. For information on recommending individuals for consideration as nominees, see the section of this Proxy Statement entitled "Corporate Governance—Director Nomination Procedures."

In addition, under our Bylaws, any stockholder intending to nominate a candidate for election to the Board or to propose any business at our 2025 Annual Meeting must give notice to our Corporate Secretary between February 10, 2025 and March 12, 2025, unless the notice also is made pursuant to Rule 14a-8. The notice must include information specified in our Bylaws, including information concerning the nominee or proposal, as the case may be, and information about the stockholder's ownership of and agreements related to our stock. If the 2025 Annual Meeting is held more than 30 days prior to or 60 days after the one-year anniversary of the 2024 Annual Meeting, then the stockholder notice must be received by our Corporate Secretary not earlier than the close of business on the 120th day prior to the 2025 Annual Meeting date and not later than the close of business on the later of (i) the 90th day prior to the 2025 Annual Meeting date or (ii) the tenth day following the day on which public announcement of the 2025 Annual Meeting date is first made. We will not entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our Bylaws. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination. The Bylaws were filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 4, 2020. To make a submission or to

request a copy of our Bylaws, stockholders should contact our Corporate Secretary. We strongly encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination.

Communicating with Us. Visit our main Internet site at http://www.uplandsoftware.com for information on our products and services, marketing programs, worldwide locations, customer support, and job listings. Our Investor Relations site at http://investor.uplandsoftware.com contains stock information, earnings and conference call replays, our annual report, corporate governance and historical financial information, and links to our SEC filings. We do not incorporate the information contained on, or accessible through, our corporate websites into this Proxy Statement.

If you would like to contact us, call our Investor Relations department at (512) 960-1031, or send correspondence to Upland Software, Inc., Attn: Investor Relations, 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

If you would like to communicate with our Board, see the procedures described in the section of this Proxy Statement entitled "Corporate Governance – Communications with the Board of Directors." You can also contact our Corporate Secretary at Upland Software, Inc., Attn: Corporate Secretary, 401 Congress Avenue, Suite 1850, Austin, Texas 78701 to communicate with the Board, suggest a director candidate, make a stockholder proposal, provide notice of an intention to nominate candidates or introduce business at the Annual Meeting, or revoke a prior proxy instruction.

We know of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the stockholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby in accordance with their best judgment.

STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Upland stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of our proxy materials, including the Notice of Internet Availability of proxy material, until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding and you would like to have separate copies of our Annual Report or Proxy Statement mailed to you, please submit a request to our Corporate Secretary, Upland Software, Inc., 401 Congress Avenue, Suite 1850, Austin, Texas 78701, or call our Investor Relations Department at (512) 960-1031, and we will promptly send you what you have requested. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

Whether or not you plan to attend the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors

John T. McDonald
Chief Executive Officer and Chair

Austin, Texas
April 26, 2024

APPENDIX A-
Upland Software, Inc. 2024 Omnibus Incentive Plan

UPLAND SOFTWARE, INC.

2024 OMNIBUS INCENTIVE PLAN

1. Purposes of the Plan. The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company.

2. Definitions. The following definitions shall apply as used herein and in the individual Award Agreements, except as defined otherwise in an individual Award Agreement. If a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

   a. "**Applicable Laws**" means the requirements applicable to the Plan and Awards under (i) any U.S. or non-U.S. federal, state or local law, statute, ordinance, rule, regulation or published administrative guidance or position, (ii) the rules of any stock exchange or national market system and (iii) generally accepted accounting principles or international financial reporting standards.

   b. "**Award**" means an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit or Other Award.

   c. "**Award Agreement**" means the written agreement or other instrument evidencing the grant of an Award, including any amendments thereto.

   d. "**Beneficial Ownership**" has the meaning defined in Rule 13d-3 under the Exchange Act.

   e. "**Board**" means the Board of Directors of the Company.

   f. "**Cause**" means, with respect to the termination by the Company or a Related Entity of a Grantee's Continuous Service, that such termination is for "Cause" as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or, in the absence of such then-effective written agreement and definition, is based on, in the determination of the Board, the Grantee's:

      i. failure to perform duties (other than as a result of death or Disability) as are reasonably requested by the Company, provided such requested duties are not inconsistent with the duties of the Grantee's job position, after written notice and a 10-day opportunity to cure (if curable);

      ii. willful misconduct, gross negligence or reckless disregard of the Grantee's duties or of the interest or property of the Company or any Related Entity;

      iii. intentional disclosure to an unauthorized person of confidential information or trade secrets of the Company or a Related Entity;

      iv. act of fraud against, misappropriation from, or dishonesty to either the Company or a Related Entity or any other party or engaging in conduct that has, or could reasonably be expected to have, an adverse impact on the reputation or business of the Company or any Related Entity, or that results in his improper gain or personal enrichment to the detriment of the Company or any Related Entity;

      v. commission of a felony or a lesser crime involving dishonesty, fraud, theft, wrongful taking of property, embezzlement, bribery, forgery, extortion; or other crime involving moral turpitude; or

      vi. illegal drug use, abuse of controlled substances, or habitual insobriety.

   g. "**Change in Control**" means the occurrence of any of the following events:

      i. the acquisition by any Person of Beneficial Ownership of securities possessing more than 50% of the total combined voting power of the Company's then outstanding securities; provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition by the Company; (2) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (3) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (ii) below;

      ii. consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (each, a "**Corporate Transaction**"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and

entities that had Beneficial Ownership of the Company's outstanding securities immediately prior to such Corporate Transaction have Beneficial Ownership, directly or indirectly, of more than 50% of the value of the then outstanding equity securities and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation or other entity resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Company's then outstanding equity securities and the combined voting power of the then outstanding voting securities, (B) no Person (excluding any employee benefit plan or related trust of the Company, a Related Entity or a corporation or other entity resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 50% or more of, respectively, the then outstanding shares of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation, except to the extent that such ownership of the Company existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation (or other governing board of a non-corporate entity) resulting from such Corporate Transaction were members of the Incumbent Board (as defined in subsection (iii)) at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

iii. individuals who, as of the date the Plan was adopted, constitute the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director after the date the Plan was adopted whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least 2/3 of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

With respect to Awards that are "deferred compensation" under Section 409A of the Code, to the extent necessary to avoid incurring adverse tax consequences under Section 409A of the Code with respect to such Awards, each of the foregoing events shall only be deemed to be a Change in Control for purposes of the Plan to the extent such event qualifies as a "change in control event" for purposes of Section 409A of the Code. For purposes of subsection (ii) above, "all or substantially all of the assets of the Company" means assets of the Company and each Related Entity that, in the aggregate, have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company and each Related Entity, in the aggregate, immediately prior to the acquisition or acquisitions, and gross fair market value means the value of the assets determined without regard to any liabilities associated with such assets. For clarity, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

h. "**Code**" means the Internal Revenue Code of 1986.

i. "**Committee**" means the Compensation Committee of the Board or any other committee composed of members of the Board that is appointed by the Board or the Compensation Committee of the Board to administer the Plan and constituted in accordance with Applicable Laws. Once appointed, the Committee shall continue to serve in its designated capacity until otherwise directed by the Board or the Committee.

j. "**Company**" means Upland Software, Inc., or any successor entity that adopts the Plan in connection with a Corporate Transaction.

k. "**Consultant**" means any natural person and other permitted recipients under the Applicable Laws (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

l. "**Continuous Service**" means that the provision of services to the Company and any Related Entities in any capacity as an Employee, Director or Consultant is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company or any Related Entity in any capacity as an Employee, Director or Consultant or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity as

an Employee, Director or Consultant (in each case, except as otherwise provided in the Award Agreement). Notwithstanding the foregoing, except as otherwise determined by the Committee, in the event of any spin-off of a Related Entity, service as an Employee, Director or Consultant for such Related Entity following such spin-off shall be deemed to be Continuous Service for purposes of the Plan and any Award. An approved leave of absence shall include sick leave, military leave or any other authorized personal leave. For purposes of an Incentive Stock Option, if such leave exceeds three months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then employment will be deemed terminated on the first day immediately following such three-month period and the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the date that is three months and one day following such deemed termination of employment.

m. "**Director**" means a member of the Board or the board of directors or board of managers of any Related Entity.

n. "**Disability**" means such term (or word of like import) as defined under the long-term disability policy of the Company or the Related Entity to which a Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides services does not have a long-term disability policy in place, "Disability" means that the Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than 90 consecutive days. A Grantee will not be considered to have incurred a Disability unless the Grantee furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

o. "**Dividend Equivalent Right**" means a right granted under the Plan entitling the Grantee to compensation measured by dividends paid to stockholders with respect to Shares.

p. "**Effective Date**" has the meaning set forth in Section 13.

q. "**Employee**" means any employee of the Company or any Related Entity.

r. "**Exchange Act**" means the Securities Exchange Act of 1934.

s. "**Fair Market Value**" means, as of any date, the value of a Share determined as follows:

i. if the Shares are listed on one or more established stock exchanges or national market systems, the closing sales price for a Share (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported);

ii. if the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, the closing sales price for a Share as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for a Share on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported); or

iii. in the absence of an established market for the Shares of the type described in (i) and (ii) above, the Fair Market Value shall be determined by the Committee in good faith and in a manner consistent with Applicable Laws.

t. "**Good Reason**" means, with respect to the termination by a Grantee of the Grantee's Continuous Service, that such termination is for "Good Reason" as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or a Related Entity, or in the absence of such then-effective written agreement and definition, means the occurrence of any of the following events or conditions unless consented to by the Grantee: (i) a change in the Grantee's authority, responsibilities or duties that represents a material and substantial diminution in the Grantee's authority, responsibilities or duties; (ii) a material reduction in the Grantee's base salary, provided, however, that an across-the-board reduction in the salary level of substantially all other individuals in positions similar to the Grantee's by approximately the same percentage amount shall not constitute such a salary reduction; or (iii) a change of more than 50 miles to the Grantee's primary place of employment that represents a material increase in the Grantee's commuting distance. Any such event or condition shall not constitute Good Reason unless (A) the Grantee provides the Company with written notice thereof no later than 90 days following the initial occurrence of such event or condition, (B) the Company fails to remedy such event or condition within 30

days after receipt of such notice and (C) the Grantee actually terminates his or her Continuous Service within 30 days after the expiration of such remedial period.

u. "**Grantee**" means an Employee, Director or Consultant who receives an Award under the Plan (and any permitted transferee of an Award or Shares).

v. "**Incentive Stock Option**" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

w. "**Non-Qualified Stock Option**" means an Option that is not intended to, or that does not, qualify as an incentive stock option within the meaning of Section 422 of the Code.

x. "**Officer**" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act.

y. "**Option**" means an option to purchase Shares granted under the Plan.

z. "**Other Award**" means an entitlement to Shares or cash (other than an Option, SAR, Restricted Stock or Restricted Stock Unit) granted under the Plan that may or may not be subject to restrictions upon issuance, as established by the Committee.

aa. "**Parent**" means a "parent corporation," whether now or hereafter existing, of the Company, as defined in Section 424(e) of the Code.

ab. "**Person**" means any natural person, entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act).

ac. "**Plan**" means this Upland Software, Inc. 2024 Omnibus Incentive Plan, as may be amended, modified or restated from time to time.

ad. "**Prior Plan**" means the Upland Software, Inc. 2014 Equity Incentive Plan.

ae. "**Post-Termination Exercise Period**" means, with respect to an Option or SAR, the period commencing on the Termination Date and ending on the date specified in the Award Agreement during which the vested portion of the Option or SAR may be exercised.

af. "**Related Entity**" means any (i) Parent or Subsidiary or (ii) other entity controlling, controlled by or under common control with the Company.

ag. "**Restricted Stock**" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to specified restrictions on transfer, forfeiture provisions and other specified terms and conditions.

ah. "**Restricted Stock Unit**" means a right granted under the Plan entitling the Grantee to receive the value of one Share in cash, Shares or a combination thereof.

ai. "**SAR**" means a stock appreciation right granted under the Plan entitling the Grantee to Shares or cash or a combination thereof, as measured by appreciation in the value of a Share.

aj. "**Section 409A**" means Section 409A of the Code.

ak. "**Securities Act**" means the Securities Act of 1933.

al. "**Share**" means a share of the common stock of the Company.

am. "**Subsidiary**" means any corporation in which the Company owns, directly or indirectly, at least 50% of the total combined voting power of all classes of stock, or any other entity (including partnerships and joint ventures) in which the Company owns, directly or indirectly, at least 50% of the combined equity thereof; provided, however, that for purposes of determining whether any individual may be a Grantee for purposes of any grant of an Incentive Stock Option, "Subsidiary" shall have the meaning ascribed to such term in Section 424(f) of the Code.

an. "**Termination Date**" means the date of termination of a Grantee's Continuous Service, subject to Section 7(c)(ii).

3. Stock Subject to the Plan.

a. Subject to Sections 3(b) and 10, the maximum number of Shares that may be issued pursuant to all Awards (including Incentive Stock Options) is equal to the sum of (i) 3,200,000 Shares, plus (ii) any Shares that, as of the Effective Date, have been reserved but not issued pursuant to any awards granted under the Prior Plan and are not subject to any awards granted thereunder, plus (iii) any Shares subject to awards granted under the

Prior Plan that, after the Effective Date, are forfeited, canceled or expire (whether voluntarily or involuntarily) without the issuance of Shares. The Shares to be issued pursuant to the Awards may be authorized, but unissued, or reacquired Shares.

b. Any Shares covered by an Award (or portion of an Award) that (i) is forfeited, is canceled or expires (whether voluntarily or involuntarily) without the issuance of Shares or (ii) is granted in settlement or assumption of, or in substitution for, an outstanding award pursuant to Section 6(d), shall be deemed not to have been issued for purposes of determining the maximum number of Shares that may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, such Shares shall become available for future issuance under the Plan. The following Shares may not again be made available for issuance as Awards under the Plan: (i) Shares covered by an Award that are surrendered or withheld in payment of the Award's exercise or purchase price (including pursuant to the "net exercise" of an Option pursuant to Section 7(b)(vi)), or in satisfaction of tax withholding obligations with respect to an Award, and (ii) shares of Common Stock repurchased on the open market with the proceeds of any Option exercise price. If a SAR payable in Shares is exercised, such exercise shall reduce the maximum aggregate number of Shares which may be issued under the Plan by the gross number of Shares subject the SAR (or, if less than the entire SAR is exercised, by the gross number of Shares subject to the portion of the SAR that is exercised).

4. Administration of the Plan.

a. Plan Administration. Unless determined otherwise by the Board, the Plan shall be administered by the Committee; provided, that with respect to Awards granted to Employees or Consultants who are neither Directors nor Officers, to the extent permitted by Applicable Law, the Board or the Committee may also authorize one or more Officers or Employees to administer the Plan and to grant such Awards, subject to such limitations and conditions as the Board or Committee deems appropriate, and to the extent such administrative authority has been so delegated, references in the Plan and Award Agreements to the "Committee" shall be deemed to be references to the Officers or Employees to whom such authority has been delegated.

b. Powers of the Committee. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Committee hereunder), and except as otherwise provided by the Board, the Committee shall have the authority, in its discretion:

i. to select the Employees, Directors and Consultants to whom Awards may be granted;

ii. to determine whether, when and to what extent Awards are granted;

iii. to determine the number of Shares or the amount of cash or other consideration to be covered by each Award;

iv. to approve forms of Award Agreements;

v. to determine the terms and conditions of any Award, including the vesting schedule, forfeiture provisions, payment contingencies, purchase price and any performance goals, and whether to waive or accelerate any such terms and conditions;

vi. to grant Awards to Employees, Directors and Consultants residing outside the U.S. or to otherwise adopt or administer such procedures or sub-plans on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to further the purposes of the Plan or comply with Applicable Laws;

vii. to amend the terms of any outstanding Award, subject to Section 14(c);

viii. to determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Grantee or of the Committee;

ix. to establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees;

x. to construe and interpret the terms of the Plan and Awards, including any Award Agreement;

xi. to approve corrections in the documentation or administration of any Award; and

xii. to take such other action, not inconsistent with the terms of the Plan, as the Committee deems appropriate.

The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Any decision or interpretation made, or action taken, by the Committee in connection with the administration of the Plan shall be final, conclusive and binding on all Grantees.

a. No Repricings. Notwithstanding anything in the Plan to the contrary, except as provided in Sections 10 and 11, the following actions shall not be taken without the requisite prior affirmative approval of the Company's stockholders: (i) reduce the exercise price or base amount, as applicable, of any Options or SARs, (ii) cancel, surrender, replace or otherwise exchange any outstanding Option or SAR where the Fair Market Value of the Shares underlying such Option or SAR is less than its exercise price or base amount, as applicable, of such Option or SAR for a new Option or SAR, another Award, cash, Shares or other securities or (iii) take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Shares are listed or quoted.

b. Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees, members of the Board and any Officers or Employees to whom authority to act for the Board, the Committee or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by Applicable Laws on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such individual is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within 30 days after the institution of such claim, investigation, action, suit or proceeding, such individual shall offer to the Company, in writing, the opportunity at the Company's expense to defend the same.

5. Eligibility. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or Subsidiary. Notwithstanding the foregoing, any Option or SAR intended to qualify as an exempt "stock right" under Section 409A may only be granted with respect to "service recipient stock" (as defined in Section 409A).

6. Terms and Conditions of Awards.

a. Types of Awards. The Committee may award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR or a similar right with a fixed or variable price related to the Fair Market Value of the Shares. Such awards may include Options, SARs, Restricted Stock, Restricted Stock Units, Other Awards or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two or more of them in any combination. Vesting, payment, settlement and other entitlements with respect to an Award may be conditioned upon such items or events as the Committee may determine, including the passage of time, Continuous Service, the occurrence of one or more events or the satisfaction of one or more performance goals selected by the Committee, either individually, alternatively or in any combination, applied to the Company as a whole or to a business unit, group, division and/or Subsidiary, and measured over an annual or other period, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group or index, in each case as specified by the Committee. Such performance goals may include (by way of example and not as an exhaustive list): cash flow, earnings measures (including earnings per share and earnings before interest, taxes and/or amortization and/or depreciation), stock price, return on equity, total stockholder return, return on capital, return on assets or net assets, revenue (including revenue from direct labor, subcontractors or any other category), income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, market share, contract win, renewal or extension, days sales outstanding, contract bookings, cost control, cash management, debt reduction, customer satisfaction, delivery schedule, cycle-time improvement, productivity, quality, workforce diversity, comparisons to budget items, implementation or completion of specified projects or processes, employee turnover, forecast accuracy of any performance criteria, staff hiring, and/or completion of mergers or acquisitions. Performance Goals need not be measured in accordance with generally accepted accounting principles and may include such adjustments as may be determined by the Committee. Additionally, the Committee may adjust Performance

Goals or evaluation of performance with respect to Performance Goals to take into account unusual or unanticipated occurrences or events, including asset write-downs, litigation, claims, judgments, settlements, currency fluctuations and other non-cash charges, changes in applicable law, rule or regulation or accounting principles, accruals for reorganization and restructuring programs, costs incurred in the pursuit of acquisition opportunities, strikes, delays or similar disruptions, macroeconomic conditions, terrorism and other international hostilities, significant regional weather events asset write-downs, litigation or claim judgments or settlements, or any other significant unusual or infrequently occurring items or events.

b. Dividends and Dividend Equivalent Rights. Dividends may be granted in connection with Restricted Stock, and Dividend Equivalent Rights may be granted in connection with Awards other than Options, SARs and Restricted Stock; provided, that dividends and Dividend Equivalents will only be paid with respect to Restricted Stock and Awards other than Options and SARs if and to the extent the Award (or portion of the Award to which the Dividend or Dividend Equivalent relates) vests.

c. Designation of Options. Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Non-Qualified Stock Option. Any Option designated as an Incentive Stock Option shall comply with the requirements of Section 422 of the Code, including the requirement that Incentive Stock Options may only be granted to individuals who are employed by the Company. Notwithstanding any designation as an Incentive Stock Option, to the extent the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Grantee during any calendar year (under this Plan or any other stock plan maintained by the Company or any of its affiliates) exceeds $100,000, such excess Options shall be treated as Non-Qualified Stock Options. If the Code is amended after the date the Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

d. Acquisitions and Other Transactions. The Committee may issue Awards in settlement or assumption of, or in substitution for, outstanding awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction. Any Shares issuable pursuant to such Awards shall not reduce the Share limit set forth in Section 3(a). Additionally, available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect such acquisition) may be used for Awards under the Plan and shall not reduce the Share limit set forth in Section 3(a), except as required by the rules of any applicable stock exchange.

e. Term of Award. The term of each Award, if any, shall be the term stated in the Award Agreement; provided, however, that the term of an Award shall be no more than 10 years from the grant date. In the case of an Incentive Stock Option granted to a Grantee who, on the grant date, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary, the term of the Incentive Stock Option shall be no more than five years from the grant date. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

f. Transferability of Awards. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Awards other than Incentive Stock Options shall be transferable (i) by will or by the laws of descent and distribution, (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Committee, but only to the extent such transfers are made in accordance with Applicable Laws to family members, to family trusts, to family controlled entities, to charitable organizations, and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the Grantee and (iii) as otherwise expressly permitted by the Committee and in accordance with Applicable Laws.

g. Grant Date of Awards. The grant date of an Award shall, for all purposes, be the date on which the Committee makes the determination to grant such Award, or such later date as determined by the Committee.

7. Exercise Price, Base Amount or Purchase Price, Consideration and Taxes.

a. Exercise Price, Base Amount or Purchase Price. The exercise price, base amount or purchase price, if any, for an Award shall be as follows:

i. In the case of an Incentive Stock Option:

1. granted to an Employee who, on the grant date, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall not be less than 110% of the Fair Market Value on the grant date; or
2. granted to any Employee other than an Employee described in the preceding clause (A), the per Share exercise price shall not be less than 100% of the Fair Market Value on the grant date.

ii. The per Share exercise price of an Option and the base amount of a SAR shall be such price as determined by the Committee in accordance with Applicable Laws; provided, that, other than an Option or SAR issued pursuant to Section 6(d) or adjusted pursuant to Section 10, the per Share exercise price of an Option and the base amount of a SAR shall not be less than the Fair Market Value on the grant date.

b. Consideration. In addition to any other types of consideration the Committee may determine, the Committee is authorized to accept as consideration for Shares issued under the Plan, and subject to Applicable Laws, the following:

i. cash;

ii. check;

iii. wire transfer;

iv. surrender of Shares, or delivery of a properly executed form of attestation of ownership of Shares as the Committee may require, that have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise or purchase price of the Award;

v. with respect to Options, payment through a broker-assisted cashless exercise program;

vi. with respect to Options, payment through a "net exercise" procedure established by the Company such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (A) the number of Shares as to which the Option is being exercised, multiplied by (B) a fraction, the numerator of which is the Fair Market Value on the exercise date less the exercise price per Share, and the denominator of which is such Fair Market Value (with the number of net Shares to be received rounded down to the nearest whole number of Shares); or

vii. any combination of the foregoing methods of payment.

The Committee may grant Awards that do not permit all of the foregoing forms of consideration to be used in payment for the Shares or that otherwise restrict one or more forms of consideration.

a. Taxes.

i. A Grantee shall, no later than the date as of which taxes are required by Applicable Laws to be withheld with respect to an Award, pay to the Company or a Related Entity, or make arrangements satisfactory to the Committee regarding payment of, such withholding taxes. The obligations of the Company under the Plan shall be conditional on the making of such payment or arrangements, and the Company shall, to the extent permitted by Applicable Laws, have the right to deduct any such taxes from any payment of any kind otherwise due to the Grantee. The Committee may require or may permit a Grantee to elect that the withholding requirement be satisfied in whole or in part, by having the Company withhold or by tendering to the Company, Shares having a Fair Market Value equal to the minimum statutory withholding with respect to an Award or such other amount that will not cause adverse accounting consequences for the Company and is permitted under Applicable Laws. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by Applicable Laws, to satisfy its withholding obligation with respect to an Award.

ii. The Plan and Awards (and payments and benefits thereunder) are intended to be exempt from, or to comply with, Section 409A, and, accordingly, to the maximum extent permitted, the Plan, Award Agreements and other agreements or arrangements relating to Awards shall be interpreted accordingly. Notwithstanding anything to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, (A) a Grantee shall not be considered to have terminated Continuous Service and no payment or benefit shall be due to the Grantee under the Plan or an Award until the Grantee would be considered to have incurred a "separation from service"

from the Company and the Related Entities within the meaning of Section 409A and (B) if the Grantee is a "specified employee" (as defined in Section 409A), amounts that would otherwise be payable and benefits that would otherwise be provided under the Plan or an Award during the six-month period immediately following the Grantee's separation from service shall instead be paid or provided on the first business day after the date that is six months following the Grantee's separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under the Plan or an Award shall be construed as a separate identified payment for purposes of Section 409A. The Company makes no representation that any or all of the payments or benefits provided under the Plan or an Award will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment or benefit. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A, and the Company, the Related Entities and their respective employees, officers, directors, agents and representatives (including legal counsel) will not have any liability to any Grantee with respect to any taxes, penalties, interest or other costs or expenses the Grantee or any related party may incur with respect to or as a result of Section 409A or for damages for failing to comply with Section 409A.

8. Exercise of Options and SARs.

   a. Procedure for Exercise.

      i. An Option or SAR shall be exercisable at such times and under such conditions as determined by the Committee under the terms of the Plan and specified in the Award Agreement.

      ii. An Option or SAR shall be deemed exercised when written notice of such exercise has been given to the Company (or a broker pursuant to Section 7(b)(v)) in accordance with the terms of the Award by the Grantee and, if applicable, full payment for the Shares with respect to which the Option or SAR is exercised has been made (together with applicable tax withholding).

   b. Exercise Following Termination of Continuous Service. If a Grantee's Continuous Service terminates, all or any portion of the Grantee's Options or SARs that were vested at the Termination Date (including any portion thereof that vested as a result of such termination) may be exercised during the applicable Post-Termination Exercise Period. Except as otherwise determined by the Committee or as set forth in the Grantee's Award Agreement, if the Grantee's Options or SARs are unvested on the Termination Date (and do not vest as a result of such termination), or if the vested portion of the Grantee's Options or SARs is not exercised within the applicable Post-Termination Exercise Period, the Options and SARs shall terminate.

      i. Termination for Cause. Except as otherwise determined by the Committee or set forth in the Grantee's Award Agreement, upon the termination of the Grantee's Continuous Service for Cause, the Grantee's right to exercise an Option or SAR (whether vested or unvested) shall terminate concurrently with the termination of the Grantee's Continuous Service.

      ii. Change in Status. If a Grantee's status changes from Employee to Consultant or non-Employee Director, the Employee's Incentive Stock Option shall automatically become a Non-Qualified Stock Option on the day that is three months and one day following such change of status.

      iii. Termination Due to Disability. If a Grantee's Continuous Service terminates as a result of Disability, if such Disability is not a "permanent and total disability" as such term is defined in Section 22(e)(3) of the Code, in the case of an Incentive Stock Option, such Incentive Stock Option shall automatically become a Non-Qualified Stock Option on the day that is three months and one day following such termination.

   c. Extension If Exercise Prevented by Applicable Laws. Notwithstanding the foregoing, if the exercise of an Option or SAR during the applicable Post-Termination Exercise Period is prevented by the provisions of Section 9, the Option or SAR shall remain exercisable until the 30th day (or such later date as determined by the Committee) after the date the Grantee is notified by the Company that the Option or SAR is exercisable, but in no event later than the expiration date of the term of such Option or SAR specified in the Award Agreement and only in a manner and to the extent permitted under Section 409A.

9. Conditions upon Issuance of Shares. If the Committee determines that the delivery of Shares with respect to an Award is or may be unlawful under Applicable Laws, the vesting or right to exercise an Award or to otherwise receive Shares with respect to an Award shall be suspended until the Committee determines that such delivery is lawful. An Incentive Stock Option may not be exercised until the Plan has been approved by the stockholders of the Company. The Company shall have no obligation to effect any registration or qualification of the Shares under Applicable Laws. A

Grantee's right to exercise an Award may be suspended for a limited period of time if the Committee determines that such suspension is administratively necessary or desirable. In no event shall the Company issue fractional Shares.

10. Adjustments upon Changes in Capitalization. Subject to any required action by the stockholders of the Company, Applicable Laws and Section 11, (a) the number and kind of Shares or other securities or property covered by each outstanding Award, (b) the number and kind of Shares that have been authorized for issuance under the Plan, (c) the exercise price, base amount or purchase price of each outstanding Award and (d) any other terms that the Committee determines require adjustment, shall be proportionately adjusted for: (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Shares, or similar transaction affecting the Shares, or other corporate transaction or event that would be considered an "equity restructuring" within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation, as amended or any successor accounting standard; (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; or (iii) any other transaction with respect to the Shares, including any distribution of cash, securities or other property to stockholders (other than a normal cash dividend), a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete), a "corporate transaction" as defined in Section 424 of the Code or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Any such adjustments to outstanding Awards shall be effected in a manner that is intended to preclude the enlargement or diminution of rights and benefits under such Awards. Except as the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11. Change in Control. Upon a merger, consolidation or other reorganization in which the Company does not survive or a Change in Control, all outstanding Awards shall be treated in the manner described in the definitive transaction agreement to which the Company is a party (or, if there is no such agreement, in the manner determined by the Committee), which agreement or determination need not treat all Awards in an identical manner. The treatment specified in the definitive transaction agreement or as determined by the Committee may include one or more of the following with respect to each outstanding Award:

    i. the cancellation of unvested Awards;

    ii. the acceleration of vesting of Awards;

    iii. the assumption or substitution of Awards with appropriate adjustments as to the number and kind of Shares or other securities or property and applicable exercise price, base amount or purchase price;

    iv. the cancellation of vested Awards, together with a payment to the Grantees holding such vested Awards so canceled of an amount based upon the consideration being paid per Share in connection with such transaction or Change in Control in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Grantee to receive property, cash or securities (or a combination thereof) as the Grantee would have been entitled to receive upon such transaction or Change in Control, if the Grantee had been, immediately prior to such transaction or Change in Control, the holder of the number of Shares covered by the Award at such time, less any applicable exercise price or base amount; provided, however, that holders of vested Options and vested SARs shall be entitled to such consideration only if the per-Share consideration exceeds the applicable exercise price or base amount, and to the extent that the per-Share consideration is less than or equal to the applicable exercise price or base amount, such vested Options and vested SARs shall be cancelled for no consideration; or

    v. the replacement of Awards with a cash incentive program that preserves the value of the Awards so replaced.

12. Non-Employee Director Limit. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value of Awards (determined in accordance U.S. generally accepted accounting principles) that may be granted during any calendar year to any Director who is not an Employee, when combined with cash compensation paid by the Company to such Director with respect to the same calendar year (whether or not such cash compensation is deferred), shall not exceed $750,000; provided, that the limit set forth in this sentence shall be $1,000,000 in the calendar year in which a Director who is not an Employee commences service on the Board. This limit will not be increased except with stockholder approval.

13. Effective Date and Term of Plan. The Plan shall become effective on June 5, 2024, the date it was first approved by the stockholders of the Company (the "**Effective Date**"). The Plan shall continue in effect for a term of 10 years from

the earlier of its adoption by the Board or its approval by the stockholders of the Company, unless sooner terminated pursuant to Section 14(a).

14. Amendment, Suspension or Termination of the Plan or Awards.

    a. The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws.

    a. No Award may be granted during any suspension of the Plan or after termination of the Plan.

    b. No amendment, suspension or termination of the Plan or any Award shall materially adversely affect the Grantee's rights under an Award without the Grantee's written consent; provided, however, that an amendment or modification that (i) may cause an Incentive Stock Option to become a Non-Qualified Stock Option or (ii) the Committee considers, in its sole discretion, necessary or advisable to comply with, take into account or otherwise respond to Applicable Laws, shall not be treated as materially adversely affecting the Grantee's right under an outstanding Award.

15. Clawback, Repayment or Recapture Policy. Notwithstanding anything to the contrary, to the extent allowed under Applicable Laws, unless otherwise determined by the Committee, all Awards, and any related payments made under the Plan, shall be subject to the requirements of any applicable clawback, repayment or recapture policy implemented by the Company, to the extent set forth in such policy and/or in an Award Agreement or other agreement with the Grantee.

16. Limitation of Liability. The Company is under no duty to ensure that Shares may legally be delivered under the Plan, and shall have no liability in the event such delivery of Shares may not be made.

17. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with the Grantee's right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Service at any time, with or without Cause, and with or without notice.

18. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a compensation or benefit plan, program or arrangement of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of such plans, programs or arrangements. The Plan is not a "pension plan" or "welfare plan" under the Employee Retirement Income Security Act of 1974.

19. Unfunded Obligation. A Grantee shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan or an Award shall be unfunded and unsecured obligations for all purposes, including Title I of the Employee Retirement Income Security Act of 1974. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, to create any trusts, or to establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, that the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Committee, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. A Grantee shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

20. Construction. The following rules of construction shall apply to the Plan and Award Agreements. Captions and titles are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan or Award Agreement. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the word "or" is not intended to be exclusive, unless the context clearly requires otherwise. The words "include," "includes" or "including" shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. The words "writing" and "written" and comparable words refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any reference to any federal, state or other statute or law shall be deemed also to refer to such statute or law as amended, and to all rules and regulations promulgated thereunder. References to "stockholders" shall be deemed to refer to "shareholders" to the extent required by Applicable Laws. References to the Company or any Related Entity shall include such entity's successors.

21. Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board, the submission of the Plan to the stockholders of the Company for approval nor any provision of the Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable.

22. Governing Law. Except as otherwise provided in an Award Agreement, the Plan, the Award Agreements and any other agreements or arrangements relating to Awards shall be interpreted and construed in accordance with the laws of Delaware, without regard to the conflicts of laws rules of such state, to the extent not preempted by federal law. If any provision of the Plan, the Award Agreements or any other agreements or arrangements relating to Awards is determined to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by Applicable Laws and the other provisions shall nevertheless remain effective and shall remain enforceable.

APPENDIX B-
2024 Tax Benefit Preservation Plan

TAX BENEFIT PRESERVATION PLAN

by and between

Upland Software, Inc.

and

Broadridge Corporate Issuer Solutions, LLC

as Rights Agent

Dated as of [__], 2024

TAX BENEFIT PRESERVATION PLAN
TABLE OF CONTENTS

Page

TAX BENEFIT PRESERVATION PLAN

Tax Benefit Preservation Plan, dated as of [__], 2024 (this "Plan"), by and between Upland Software, Inc., a Delaware corporation (the "Company"), and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent (the "Rights Agent"). All capitalized terms used in this Plan shall have the meanings ascribed to such terms in Section 1 or as otherwise defined elsewhere in this Plan.

RECITALS

WHEREAS, at the Company's 2024 annual meeting of stockholders (the "2024 Annual Meeting"), the Company stockholders approved the adoption by the Board of Directors of the Company (the "Board") of this Plan;

WHEREAS, on [__], 2024, the Board adopted this Plan, and has authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of Common Stock outstanding at the close of business on [__], 2024[2] (the "Record Date"), and has authorized and directed the issuance of one Right (subject to adjustment as provided herein) with respect to each share of Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date and the Expiration Date, each Right initially representing the right to purchase one one-thousandth (subject to adjustment) of a share of Series B Junior Participating Preferred Stock, par value $0.0001 per share (the "Series B Preferred"), of the Company having the rights, powers and preferences set forth in the form of Certificate of Designations of Series B Junior Participating Preferred Stock attached hereto as Exhibit A (as amended from time to time), upon the terms and subject to the conditions hereinafter set forth; provided, however, that Rights may be issued with respect to Common Stock that shall become outstanding after the Distribution Date and prior to the Expiration Date in accordance with Section 22; and

WHEREAS, the Company has generated net operating losses for U.S. federal income tax purposes ("NOLs") and certain other tax benefits, such NOLs and certain other tax benefits may potentially provide valuable tax benefits to the Company, the Company desires to avoid an "ownership change" within the meaning of Section 382 and thereby preserve the ability to utilize fully such NOLs and certain other tax benefits, and the Company believes that it is in the best interests of the Company and its stockholders that the Company provide for the protection of the NOLs and other tax benefits on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Certain Definitions. For purposes of this Plan, the following terms have the meanings indicated:

1.1 "Acquiring Person" shall mean any Person who or which, from and after the date of this Plan, shall be the Beneficial Owner of 4.9% or more of the Common Stock then outstanding, but shall not include (a) an Exempt Person or (b) any Existing Holder, unless and until such time as such Existing Holder shall, after the certification of the voting results of the 2024 Annual Meeting, become the Beneficial Owner of one or more additional shares of Common Stock or, in the case of Ulysses Aggregator, LP and its Affiliates and Associates only, become the Beneficial Owner of, in the aggregate, a number of additional shares of Common Stock equal to 1% or more of the shares of Common Stock then outstanding (other than, in each case with respect to any Existing Holder, pursuant to (i) a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or on the Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred"), of the Company in Series A Preferred or in Common Stock, (ii) a split or subdivision of the outstanding Common Stock or (iii) an Exempt Acquisition), unless upon acquiring such Beneficial Ownership, such Existing Holder does not Beneficially Own 4.9% or more of the Common Stock then outstanding. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of either (x) an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 4.9% or more of the Common Stock then outstanding or (y) an Exempt Acquisition; provided, however, that if a Person shall become an Acquiring Person solely by reason of share purchases by the Company or an Exempt Acquisition and shall, after such share purchases by the Company or Exempt Acquisition, become the Beneficial Owner of one or more additional shares of Common Stock (other than pursuant to (A) a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or on the Series A Preferred in Series A Preferred or in Common Stock, (B) a split or subdivision of the outstanding Common Stock or (C) an Exempt Acquisition), then such Person shall be deemed to be an "Acquiring Person" unless, upon becoming the Beneficial Owner of such additional Common Stock, such Person does not Beneficially Own 4.9% or more of the Common Stock then outstanding. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this Section 1.1, has become such inadvertently (including, without limitation, because (1) such Person was unaware that it Beneficially Owned a percentage of Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (2) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Plan), and such Person divests as promptly as practicable (as determined, in good faith, by the

[2] To be the date that is 10 days after the date of this Plan.

Board) a sufficient number of shares of Common Stock or Series A Preferred so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this Section 1.1, then such Person shall not be deemed to be or have become an "Acquiring Person" at any time for any purposes of this Plan. For all purposes of this Plan, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Stock of which any Person is the Beneficial Owner, shall be made pursuant to and in accordance with Section 382 and the Treasury Regulations promulgated thereunder.

1.2 "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of this Plan and, to the extent not included within the foregoing, shall also include, with respect to any Person, any other Person whose Stock or other securities (a) would be deemed constructively owned by such first Person for purposes of Section 382, (b) would be deemed owned by a single "entity" as defined in Treasury Regulation § 1.382-3(a)(1) in which both such first Person and such other Person are included or (c) otherwise would be deemed aggregated with the Stock or other securities owned by such first Person pursuant to the provisions of Section 382.

1.3 A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "Beneficially Own" or have "Beneficial Ownership" of any securities:

1.3.1which such Person, directly or indirectly, has the Right to Acquire; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own (a) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person, until such tendered securities are accepted for purchase or exchange; (b) securities which such Person has a Right to Acquire upon the exercise of Rights at any time prior to the time that any Person becomes an Acquiring Person or (c) securities issuable upon the exercise of Rights from and after the time that any Person becomes an Acquiring Person if such Rights were acquired by such Person prior to the Distribution Date or pursuant to Section 3.1 or Section 22 ("Original Rights") or pursuant to Section 11.9 or Section 11.15 with respect to an adjustment to Original Rights;

1.3.2which such Person, directly or indirectly, has or shares the right to vote or dispose of, or otherwise has "beneficial ownership" of (as defined under Rule 13d-3 of the General Rules and Regulations under the Exchange Act); provided, however, that Beneficial Ownership arising solely as a result of any such Person's participation in a "group" (within the meaning of Rule 13d-5(b) of the General Rules and Regulations under the Exchange Act) shall be determined under Section 1.3.3 of this Plan and not under this Section 1.3.2; or

1.3.3of which any other Person is the Beneficial Owner, if such Person has any agreement, arrangement or understanding (whether or not in writing) with such other Person with respect to acquiring, holding, voting or disposing of such securities of the Company, but only if the effect of such agreement, arrangement or understanding is to treat such Persons as an "entity" under Section 1.382-3(a)(1) of the Treasury Regulations; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, any security (a) if such Person has the right to vote such security pursuant to an agreement, arrangement or understanding (whether or not in writing) which (i) arises solely from a revocable proxy given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (ii) is not also then reportable on Schedule 13D or Schedule 13G under the Exchange Act (or any comparable or successor report), or (b) if such beneficial ownership arises solely as a result of such Person's status as a "clearing agency," as defined in Section 3(a)(23) of the Exchange Act; provided, further, that nothing in this Section 1.3.3 shall cause a Person engaged in business as an underwriter of securities or member of a selling group to be the Beneficial Owner of, or to Beneficially Own, any securities acquired through such Person's participation in good faith in an underwriting syndicate until the expiration of 40 calendar days after the date of such acquisition, and then only if such securities continue to be owned by such Person at the expiration of such 40 calendar days, or such later date as the Board may determine in any specific case.

Notwithstanding anything herein to the contrary, to the extent not within the foregoing provisions of this Section 1.3, a Person shall be deemed the Beneficial Owner of, and shall be deemed to Beneficially Own, Stock held by any other Person that such Person would be deemed to constructively own or that otherwise would be aggregated with Stock owned by such Person pursuant to Section 382, or any successor provision or replacement provision and the Treasury Regulations thereunder.

No Person who is an officer, director or employee of an Exempt Person shall be deemed, solely by reason of such Person's status or authority as such, to be the "Beneficial Owner" of, to have "Beneficial Ownership" of or to "Beneficially Own" any securities that are "Beneficially Owned" (as defined in this Section 1.3), including, without limitation, in a fiduciary capacity, by an Exempt Person or by any other such officer, director or employee of an Exempt Person.

1.4 "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

1.5 "close of business" on any given date shall mean 5:00 p.m., New York time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 p.m., New York time, on the next succeeding Business Day.

1.6 "Common Stock" when used with reference to the Company shall mean the Common Stock, par value $0.0001 per share, of the Company. "Common Stock" when used with reference to any Person other than the Company shall mean the capital stock with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management of such other Person or, if such Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person, and which has issued and outstanding such capital stock, equity securities or equity interest.

1.7 "Distribution Date" shall mean the earlier of (a) the close of business on the tenth (10th) day after the Stock Acquisition Date (or, if the tenth (10th) day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date) or (b) the close of business on the tenth (10th) Business Day (or, if such tenth (10th) Business Day occurs before the Record Date, the close of business on the Record Date), or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person, after the date that a tender or exchange offer by any Person (other than any Exempt Person) is commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), if upon consummation thereof, such Person would become an Acquiring Person.

1.8 "Exempt Acquisition" shall mean any increase in Beneficial Ownership by any holder of one or more additional shares of Common Stock, solely as a result of (a) equity granted to the officers, employees and members of the board of directors of the Company and any Subsidiary of the Company in their capacity as such officers, employees and directors, (b) the vesting of any equity compensation awards, options, warrants, rights or similar interests granted to any Person by the Company or any Subsidiary of the Company (including as a result of an adjustment to the number of shares of Common Stock represented by any such equity compensation award, option warrant, right, or similar interest pursuant to the terms thereof), or (c) any transaction deemed to be an "Exempt Transaction" in accordance with Section 28.

1.9 "Exempt Person" shall mean (a) the Company, any Subsidiary of the Company, in each case including, without limitation, the officers and members of the board of directors thereof acting in their fiduciary capacities, or any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company, and (b) any Person deemed to be an "Exempt Person" in accordance with Section 28.

1.10 "Existing Holder" shall mean any Person who, immediately prior to the certification of the voting results of the 2024 Annual Meeting, is the Beneficial Owner of 4.9% or more of the Common Stock then outstanding.

1.11 "Person" shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, or any group of such "Persons" having a formal or informal understanding among themselves to make a "coordinated acquisition" of shares within the meaning of Treasury Regulation § 1.382-3(a)(1) or who are otherwise treated as an "entity" within the meaning of Treasury Regulation § 1.382-3(a)(1), and shall include any successor (by merger or otherwise) of any such entity or group.

1.12 "Right to Acquire" shall mean a legal, equitable or contractual right to acquire (whether directly or indirectly and whether exercisable immediately, or only after the passage of time, compliance with regulatory requirements, fulfillment of a condition or otherwise), pursuant to any agreement, arrangement or understanding, whether or not in writing (excluding customary agreements entered into in good faith with and between an underwriter and selling group members in connection with a firm commitment underwriting registered under the Securities Act of 1933, as amended (the "Securities Act")), or upon the exercise of any option, warrant or right, through conversion of a security, pursuant to the power to revoke a trust, discretionary account or similar arrangement, pursuant to the power to terminate a repurchase or similar so-called "stock borrowing" agreement or arrangement, or pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

1.13 "Section 382" means Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor or replacement provisions and the Treasury Regulation promulgated thereunder.

1.14 "Stock" means with respect to any Person, such Person's (a) common stock, (b) preferred shares (other than preferred shares described in Section 1504(a)(4) of the Code) and (c) any other interest that would be treated as "stock" of such Person pursuant to Treasury Regulation § 1.382-2T(f)(18).

1.15 "Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include the filing of a report pursuant to Section 13(d) of the Exchange Act or pursuant to a comparable successor statute) by the Company or an Acquiring Person that an Acquiring Person has become such or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the Board shall become aware of the existence of an Acquiring Person.

1.16 "Subsidiary" of any Person shall mean any partnership, joint venture, limited liability company, firm, corporation, unincorporated association, trust or other entity of which a majority of the voting power of the voting equity securities or equity interests is owned, of record or beneficially, directly or indirectly, by such Person.

1.17 "Tax Benefits" shall mean NOLs, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers, foreign tax credit carryovers, any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382, of the Company or any of its Subsidiaries and any other tax attribute the benefit of which is subject to possible limitation under Section 382.

1.18 "Treasury Regulations" means the final and temporary regulations promulgated by the United States Department of the Treasury under the Code as amended or superseded from time to time.

1.19 "Trigger Event" shall be deemed to have occurred upon any Person becoming an Acquiring Person.

1.20 The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Adjustment Shares	11.1.2
Board	Recitals
Book Entry Shares	3.1
Code	Recitals
common stock equivalent	11.1.3
Company	Preamble
current per share market price	11.4.1
Current Value	11.1.3
equivalent preferred stock	11.2
Exchange Act	1.2
Exchange Consideration	27.1
Exemption Request	28
Expiration Date	7.1
Final Expiration Date	7.1
NASDAQ	9
Original Rights	1.3.2
Plan	Preamble
Principal Party	13.2
Purchase Price	4
Record Date	Recitals
Redemption Price	23.1
Requesting Person	28
Right	Recitals
Rights Certificate	3.1
Rights Agent	Preamble
Securities Act	1.11
Security	11.4.1
Series B Preferred	Recitals
Spread	11.1.3
Substitution Period	11.1.3
Trading Day	11.4.1
Trust	27.1
Trust Agreement	27.1

2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as rights agent for the Company in accordance with the express terms and conditions hereof, and the Rights Agent hereby accepts such appointment.

The Company may from time to time appoint such co-rights agents as it may deem necessary or desirable. In the event the Company appoints one or more co-rights agents, the Company shall notify the Rights Agent in writing ten (10) Business Days prior to such appointment, and the respective duties of the Rights Agent and any such other rights agents shall be as the Company shall determine, and the Company will notify, in writing, the Rights Agent and any co-rights agents of any such respective duties; provided that such duties and determination are consistent with the terms and provisions of this Plan. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-rights agent.

3. Issuance of Rights Certificates.

3.1 Rights Evidenced by Stock Certificates. Until the Distribution Date, (a) the Rights (unless earlier expired, redeemed or terminated) will be evidenced by the certificates for Common Stock registered in the names of the holders thereof or, in the case of uncertificated Common Stock registered in book entry form ("Book Entry Shares"), by notation in book entry (which certificates for Common Stock and Book Entry Shares shall also be deemed to be Rights Certificates) and not by separate certificates, and (b) the Rights (and the right to receive certificates therefor) will be transferable only in connection with the transfer of the underlying Common Stock. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign (provided the Company makes available all necessary information and documents (with e-mail being sufficient) in a form reasonably satisfactory to the Rights Agent) and the Company (or, if requested by the Company, the Rights Agent) will send, by first-class, postage-prepaid mail, to each record holder of Common Stock as of the close of business on the Distribution Date (other than any Acquiring Person or any Affiliate or Associate of an Acquiring Person), at the address of such holder shown on the records of the Company or the transfer agent or registrar for the Common Stock, one or more certificates for Rights, in substantially the form of Exhibit B hereto (a "Rights Certificate"), evidencing one Right (subject to adjustment as provided herein) issued to holders of Common Stock for each share of Common Stock so held; provided, however, that notwithstanding anything to the contrary herein, the Company may choose to use book entry in lieu of physical certificates, in which case "Rights Certificates" shall be deemed to mean the uncertificated book entry representing the related Rights. As of the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

3.2 New Certificates and Uncertificated Shares After Record Date. Certificates for Common Stock that become outstanding (whether upon issuance out of authorized but unissued Common Stock (including upon conversion of the Series A Preferred), disposition out of treasury or transfer or exchange of outstanding Common Stock) after the Record Date but prior to the earliest of the Distribution Date or the Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date, shall have impressed, printed, stamped, written or otherwise affixed onto them a legend in substantially the following form:

> This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Tax Benefit Preservation Plan between Upland Software, Inc. (the "Company") and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent, dated as of [__], 2024 (as the same may be amended from time to time, the "Plan"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Plan, such Rights (as defined in the Plan) will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Plan without charge after receipt of a written request therefor. ***As described in the Plan, Rights which are owned by, transferred to or have been owned by Acquiring Persons (as defined in the Plan) or any Affiliate or Associate (as defined in the Plan) of any Acquiring Person shall become null and void and will no longer be transferable***.

With respect to any Book Entry Shares, such legend shall be included in a notice to the record holder of such shares in accordance with applicable law. In the event that the Company purchases or otherwise acquires any Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such Common Stock shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Stock that are no longer outstanding.

Notwithstanding this Section 3.2, neither the omission of the legend required hereby, nor the failure to provide the notice thereof, shall affect the enforceability of any part of this Plan or the rights of any holder of the Rights.

Notwithstanding anything to the contrary contained in this Plan, shares of Common Stock, shares of Series A Preferred and Series B Preferred and Rights (and any securities issuable on their exercise) may be issued, evidenced and transferred by book-entry and not represented by physical certificates. Where shares of Common Stock, shares of Series A Preferred and Series B Preferred and Rights (and any securities issuable on their exercise) are held in uncertificated form, they shall be held subject to the terms and conditions of this Plan applicable to certificated shares or Rights, and the Company and the Rights Agent shall cooperate in all respects to give effect to the intent of the provisions contained herein.

4. Form of Rights Certificates. The Rights Certificates (and the forms of election to purchase shares and assignment, including the certifications therein, to be printed on the reverse thereof) shall each be substantially in the form set

forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Plan, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or trading system on which the Rights may from time to time be listed or quoted, or to conform to usage. Subject to the terms and conditions hereof, the Rights Certificates, whenever issued, shall be dated as of the Record Date, and shall show the date of countersignature by the Rights Agent, and on their face shall entitle the holders thereof to purchase such number of one one-thousandths of a share of Series B Preferred as shall be set forth therein at the price per one one-thousandth of a share of Series B Preferred set forth therein (the "Purchase Price"), but the number of such one one-thousandths of a share of Series B Preferred and the Purchase Price shall be subject to adjustment as provided herein.

5. Countersignature and Registration. The Rights Certificates (a) shall be executed on behalf of the Company by the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer or the Secretary of the Company, either manually, by facsimile signature or other recorded electronic form; (b) shall have affixed thereto the Company's seal (if any) or a facsimile thereof; and (c) shall be attested by the Secretary or any Assistant Secretary of the Company or by such officers as the Board may designate, either manually, by facsimile signature or other recorded electronic form. The Rights Certificates shall be countersigned, either manually, by facsimile signature or other recorded electronic form, by an authorized signatory of the Rights Agent, but it shall not be necessary for the same signatory to countersign all of the Rights Certificates hereunder. No Rights Certificate shall be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Rights Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates, nevertheless, may be countersigned by the Rights Agent, and issued and delivered by the Company with the same force and effect as though the Person who signed such Rights Certificates had not ceased to be such officer of the Company; and any Rights Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Rights Certificate, shall be a proper officer of the Company to sign such Rights Certificate, although at the date of the execution of this Plan any such Person was not such an officer.

Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its principal office, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates, the certificate number of each of the Rights Certificates and the date of each of the Rights Certificates.

6. Transfer, Split Up, Combination and Exchange of Rights Certificates; Mutilated, Destroyed, Lost or Stolen Rights Certificates. Subject to the provisions of this Plan, including, but not limited to, Section 11.1.2 and Section 14, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Rights Certificate or Rights Certificates (other than Rights Certificates representing Rights that have become null and void pursuant to Section 11.1.2 or that have been exchanged pursuant to Section 27) may be transferred, split up, combined or exchanged for another Rights Certificate or Rights Certificates, entitling the registered holder to purchase a like number of one one-thousandths of a share of Series B Preferred as the Rights Certificate or Rights Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate shall make such request in writing delivered to the Rights Agent, and shall surrender, together with any required form of assignment and certificate duly executed and properly completed, the Rights Certificate or Rights Certificates to be transferred, split up or combined or exchanged at the office of the Rights Agent designated for such purpose, along with such other and further documentation as the Company or the Rights Agent may reasonably request. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate or Rights Certificates until the registered holder shall have properly completed and duly executed the certificate contained in the form of assignment on the reverse side of such Rights Certificate or Rights Certificates and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof or any Affiliate or Associate of such registered holder or such Beneficial Owner (or such former Beneficial Owner), in each case, as the Company or the Rights Agent shall reasonably request and paid a sum sufficient to cover any tax or charge that may be imposed in connection with any such transfer. Thereupon, the Rights Agent shall, subject to the provisions of this Plan, countersign and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company or the Rights Agent may require payment from the holders of Rights Certificates of a sum sufficient to cover any tax or charge that may be imposed in connection with any transfer, split up or combination or exchange of such Rights Certificates. The Rights Agent shall have no duty or obligation to take any action with respect to a Rights holder under any Section of this Plan which requires the payment by such Rights holder of applicable taxes and/or governmental charges unless and until it is satisfied that all such taxes and/or governmental charges have been paid. The Rights Agent may require the owner of any lost, stolen or destroyed Rights Certificate, or their legal representative, to provide to the Rights Agent a bond sufficient to indemnify the Rights Agent against any claim that may be made against it on account of the alleged loss, theft or destruction of any such Rights Certificate or the issuance of any such new Rights Certificate.

Subject to the provisions of Section 11.1.2, at any time after the Distribution Date and prior to the Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Rights Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Rights Certificate if mutilated, the Company will make and deliver a new Rights Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Rights Certificate so lost, stolen, destroyed or mutilated.

7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

7.1 Exercise of Rights. Subject to Section 11.1.2 and except as otherwise provided herein, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and certification on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of one one-thousandths of a share of Series B Preferred (or other securities, cash or other assets) as to which the Rights are exercised, at or prior to the time (the "Expiration Date") that is the earliest of (a) the close of business on [__], 2027[3] (the "Final Expiration Date"), (b) the time at which the Rights are redeemed as provided in Section 23, (c) the time at which the Rights are exchanged as provided in Section 27, or (d) the time at which the Board determines that the Tax Benefits are utilized in all material respects or that an ownership change under Section 382 would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes.

7.2 Purchase. The Purchase Price for each one one-thousandth of a share of Series B Preferred pursuant to the exercise of a Right shall be initially $15.25, shall be subject to adjustment from time to time as provided in Sections 11, 13 and 26 and shall be payable in lawful money of the United States of America in accordance with Section 7.3.

7.3 Payment Procedures. Except as otherwise provided herein, upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and certification properly completed and duly executed, accompanied by payment of the aggregate Purchase Price for the total number of one one-thousandths of a share of Series B Preferred to be purchased and an amount equal to any applicable tax or charge required to be paid by the holder of such Rights Certificate in accordance with Section 9, in cash or by certified or cashier's check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (a)(i) requisition from any transfer agent of the Series B Preferred (or make available, if the Rights Agent is the transfer agent) certificates for the number of shares of Series B Preferred to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (ii) if the Company shall have elected to deposit the total number of shares of Series B Preferred issuable upon exercise of the Rights hereunder with a depositary agent and provides written notice of such election to the Rights Agent, requisition from such depositary agent depositary receipts representing interests in such number of one one-thousandths of a share of Series B Preferred as are to be purchased (in which case certificates for the Series B Preferred represented by such receipts shall be deposited by the transfer agent with such depositary agent) and the Company hereby directs such depositary agent to comply with all such requests; (b) when appropriate, requisition from the Company the amount of cash to be paid in lieu of the issuance of fractional shares in accordance with Section 14 or otherwise in accordance with Section 11.1.3; (c) promptly after receipt of such certificates or depositary receipts, cause the same to be delivered to the registered holder of such Rights Certificate, or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and (d) when appropriate, after receipt, promptly deliver such cash to the registered holder of such Rights Certificate, or upon the order of the registered holder of such Rights Certificate, to such other Person as designated by such holder. In the event that the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to Section 11.1.3, the Company will make all arrangements necessary so that such other securities, cash and/ or other property are available for distribution by the Rights Agent, if and when appropriate.

7.4 Partial Exercise. In case the registered holder of any Rights Certificate shall exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Rights Certificate or to his or her duly authorized assigns, subject to the provisions of Section 14.

7.5 Full Information Concerning Ownership. Notwithstanding anything in this Plan to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported transfer or exercise of Rights pursuant to Section 6 or as set forth in this Section 7 unless the certification contained in the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise shall have been properly completed and duly executed by the registered holder thereof and the

[3] To be the date that is two years and 364 days from the date of stockholder approval of this Plan.

Company and the Rights Agent shall have been provided with such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof or any Affiliate or Associate of such registered holder or such Beneficial Owner (or such former Beneficial Owner), in each case, as the Company or the Rights Agent shall reasonably request.

8. Cancellation and Destruction of Rights Certificates. All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Plan. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Rights Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. Subject to applicable law and regulation, the Rights Agent shall maintain in a retrievable database electronic records or physical records of all cancelled or destroyed Rights Certificates which have been cancelled or destroyed by the Rights Agent. The Rights Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation. Upon written request of the Company (and at the expense of the Company), the Rights Agent shall provide to the Company or its designee copies of such electronic records or physical records relating to Rights Certificates cancelled or destroyed by the Rights Agent.

9. Reservation and Availability of Capital Stock.

9.1 The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued Series B Preferred (and, following the occurrence of a Trigger Event, out of its authorized and unissued Common Stock or other securities or out of its shares held in its treasury) the number of shares of Series B Preferred (and, following the occurrence of a Trigger Event, Common Stock and/or other securities) that will be sufficient to permit the exercise in full of all outstanding Rights.

9.2 So long as the Series B Preferred (and, following the occurrence of a Trigger Event, Common Stock and/or other securities) issuable upon the exercise of Rights may be listed on the Nasdaq Global Market ("NASDAQ") or any other national securities exchange or traded in the over-the-counter market, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed or admitted to trading on NASDAQ and/or such other exchange or market, upon official notice of issuance and delivery of any other required documentation upon such exercise.

9.3 The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Series B Preferred (and, following the occurrence of a Trigger Event, Common Stock and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

9.4 From and after such time as the Rights become exercisable, the Company shall use its best efforts, if then necessary, to permit the issuance of Series B Preferred upon the exercise of Rights, to register and qualify such Series B Preferred under the Securities Act and any applicable state securities or "Blue Sky" laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as possible after such filing and keep such registration and qualifications effective until the earlier of the date as of which the Rights are no longer exercisable for such securities and the Expiration Date. The Company may temporarily suspend, from time to time for a period of time not to exceed one hundred twenty (120) days in any particular instance, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act and permit it to become effective or in order to prepare and file any supplement or amendment to such registration statement or filings that the Board determines to be necessary and appropriate under applicable law. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. Notwithstanding any provision of this Plan to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification or exemption in such jurisdiction shall have been obtained and until a registration statement under the Securities Act (if required) shall have been declared effective.

9.5 The Company further covenants and agrees that it will pay when due and payable any and all taxes and charges which may be payable in respect of the issuance or delivery of the Rights Certificates or of any Series B Preferred (or Common Stock and/or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any tax or charge which may be payable in respect of any transfer or delivery of Rights Certificates to a Person other than, or the issuance or delivery of certificates for the Series B Preferred (or Common Stock and/or other securities, as the case may be) in a name other than that of, the registered holder of the Rights Certificate evidencing Rights surrendered for exercise or to issue or deliver any certificates for Series B Preferred (or Common Stock and/or other securities, as the case may be) in a name other than that of the registered holder upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the registered holder of such Rights Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax or charge is due.

10. Series B Preferred Record Date. Each Person in whose name any certificate for Series B Preferred (or Common Stock and/or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Series B Preferred (or Common Stock and/or other securities, as the case may be) represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable taxes or charges) was duly made; provided, however, that if the date of such surrender and payment is a date upon which the Series B Preferred (or Common Stock and/or other securities, as the case may be) transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares (fractional or otherwise) on, and such certificate shall be dated, the next succeeding Business Day on which the Series B Preferred (or Common Stock and/or other securities, as the case may be) transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby (or an exchange pursuant to Section 27), the holder of a Rights Certificate shall not be entitled to any rights of a holder of Series B Preferred (or Common Stock or other securities, as the case may be) for which the Rights shall be exercisable, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

11. Adjustment of Purchase Price, Number of Shares or Number of Rights. The Purchase Price, the number of shares of Series B Preferred or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

11.1 Post-Execution Events.

11.1.1 Corporate Dividends, Reclassifications, Etc. In the event the Company shall, at any time after the date of this Plan, (a) declare and pay a dividend on the Series B Preferred payable in Series B Preferred, (b) subdivide the outstanding Series B Preferred, (c) combine the outstanding Series B Preferred into a smaller number of shares of Series B Preferred or (d) issue any shares of its capital stock in a reclassification of the Series B Preferred (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11.1.1, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Series B Preferred transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. If an event occurs which would require an adjustment under both Section 11.1.1 and Section 11.1.2, the adjustment provided for in this Section 11.1.1 shall be in addition to, and shall be made prior to, the adjustment required pursuant to, Section 11.1.2.

11.1.2 Acquiring Person Events; Triggering Events. Subject to Section 27, in the event that a Trigger Event occurs, then, from and after the first occurrence of such event, each holder of a Right, except as provided below, shall thereafter have a right to receive, upon exercise thereof at a price per Right equal to the then current Purchase Price multiplied by the number of one one-thousandths of a share of Series B Preferred for which a Right is then exercisable (without giving effect to this Section 11.1.2), in accordance with the terms of this Plan and in lieu of Series B Preferred, such number of shares of Common Stock as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one one-thousandths of a share of Series B Preferred for which a Right is then exercisable (without giving effect to this Section 11.1.2) and (y) dividing that product by 50% of the then-current per share market price of the Common Stock (determined pursuant to Section 11.4) on the first of the date of the occurrence of, or the date of the first public announcement of, a Trigger Event (such number of shares being referred to as, the "Adjustment Shares"); provided that the Purchase Price and the number of Adjustment Shares shall thereafter be subject to further adjustment as appropriate in accordance with Section 11.6. Notwithstanding the foregoing, upon and after the occurrence of a Trigger Event, any Rights that are or were acquired or Beneficially Owned by (i) any Acquiring Person or any Affiliate or Associate of an Acquiring Person, (ii) a transferee of any Acquiring Person (or any Affiliate or Associate of an Acquiring Person) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of any Acquiring Person (or any Affiliate or Associate of an Acquiring Person) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect avoidance of this Section 11.1.2, and subsequent transferees, shall become null and void without any further action, and any holder (whether or not such holder is an Acquiring Person or an Affiliate or Associate of an Acquiring Person) of such Rights

shall thereafter have no right to exercise such Rights under any provision of this Plan or otherwise. From and after the Trigger Event, no Rights Certificate shall be issued pursuant to Section 3 or Section 6 that represents Rights that are or have become null and void pursuant to the provisions of this paragraph, and any Rights Certificate delivered to the Rights Agent that represents Rights that are or have become null and void pursuant to the provisions of this paragraph shall be canceled.

The Company shall use all reasonable efforts to ensure that the provisions of this Section 11.1.2 are complied with, but shall have no liability to any holder of Rights Certificates as a result of its failure to make any determinations with respect to any Acquiring Person or any Affiliate or Associate of an Acquiring Person or transferees hereunder.

From and after the occurrence of an event specified in Section 13.1, any Rights that theretofore have not been exercised pursuant to this Section 11.1.2 shall thereafter be exercisable only in accordance with Section 13 and not pursuant to this Section 11.1.2.

11.1.3 Insufficient Shares. The Company may at its option substitute for Common Stock issuable upon the exercise of Rights in accordance with the foregoing Section 11.1.2 a number of shares of Series B Preferred or fraction thereof such that the then current per share market price of one share of Series B Preferred multiplied by such number or fraction is equal to the then current per share market price of one share of Common Stock. In the event that upon the occurrence of a Trigger Event there shall not be sufficient Common Stock authorized but unissued, or held by the Company as treasury shares, to permit the exercise in full of the Rights in accordance with the foregoing Section 11.1.2, the Company shall take all such action as may be necessary to authorize additional Common Stock for issuance upon exercise of the Rights, provided, however, that if the Company determines that it is unable to cause the authorization of a sufficient number of additional shares of Common Stock, then, in the event the Rights become exercisable, the Company, with respect to each Right and to the extent necessary and permitted by applicable law and any agreements or instruments in effect on the date hereof to which it is a party, shall: (a) determine the excess of (i) the value of the Adjustment Shares issuable upon the exercise of a Right (the "Current Value"), over (ii) the Purchase Price (such excess, the "Spread") and (b) with respect to each Right (other than Rights which have become null and void pursuant to Section 11.1.2), make adequate provision to substitute for the Adjustment Shares, upon payment of the applicable Purchase Price, (i) cash, (ii) a reduction in the Purchase Price, (iii) Series B Preferred, (iv) other equity securities of the Company (including, without limitation, shares, or fractions of shares, of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the Common Stock, the Board has deemed in good faith to have substantially the same value as the Common Stock) (each such Series B Preferred Stock, other preferred stock, other equity securities and fractions thereof constituting a "common stock equivalent"), (v) debt securities of the Company, (vi) other assets or (vii) any combination of the foregoing having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board based upon the advice of a nationally recognized investment banking firm selected in good faith by the Board; provided, however, that if the Company shall not have made adequate provision to deliver value pursuant to clause (b) above within thirty (30) days following the occurrence of a Trigger Event, then the Company shall be obligated to deliver, to the extent necessary and permitted by applicable law and any agreements or instruments in effect on the date hereof to which it is a party, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, Common Stock (to the extent available) and then, if necessary, such number or fractions of Series B Preferred (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If, upon the occurrence of a Trigger Event, the Board shall determine in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, then, if the Board so elects, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than one hundred twenty (120) days following the occurrence of a Trigger Event, in order that the Company may seek stockholder approval for the authorization of such additional shares (such thirty (30) day period, as it may be extended, is herein called the "Substitution Period"). To the extent that the Company determines that some actions need be taken pursuant to the second and/or third sentences of this Section 11.1.3, the Company (x) shall provide that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such second sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11.1.3, the value of a share of Common Stock shall be the then current per share market price (as determined pursuant to Section 11.4) on the date of the occurrence of a Trigger Event and the value of any "common stock equivalent" shall be deemed to have the same value as the Common Stock on such date. The Board may, but shall not be required to, establish procedures to allocate the right to receive Common Stock upon the exercise of the Rights among holders of Rights pursuant to this Section 11.1.3.

11.2 Dilutive Rights Offering. In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Series B Preferred entitling them (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Series B Preferred (or securities having the same rights, privileges and preferences as the Series B Preferred ("equivalent preferred stock")) or securities convertible into Series B Preferred or equivalent preferred stock at a price per share of Series B Preferred or per share of equivalent preferred stock (or having a conversion or exercise price per share, if a security convertible into or exercisable for Series B Preferred or equivalent preferred stock) less than the then current per share market price of the Series B Preferred (as determined pursuant to Section 11.4) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Series B Preferred and shares of equivalent preferred stock outstanding on such record date plus the number of shares of Series B Preferred and shares of equivalent preferred stock which the aggregate offering price of the total number of shares of Series B Preferred and/or shares of equivalent preferred stock to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such then-current per share market price and the denominator of which shall be the number of shares of Series B Preferred and shares of equivalent preferred stock outstanding on such record date plus the number of additional Series B Preferred and/or shares of equivalent preferred stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Series B Preferred and shares of equivalent preferred stock owned by or held for the account of the Company or any Subsidiary of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

11.3 Distributions. In case the Company shall fix a record date for the making of a distribution to all holders of the Series B Preferred (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness, cash, securities or assets or convertible securities, or subscription rights or warrants (excluding those referred to in Section 11.2), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Series B Preferred (as determined pursuant to Section 11.4) on such record date, less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent) of the portion of the cash, assets, securities or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one share of Series B Preferred and the denominator of which shall be such then-current per share market price of the Series B Preferred (as determined pursuant to Section 11.4); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

11.4 Current Per Share Market Value.

11.4.1 General. For the purpose of any computation hereunder, the "current per share market price" of any security (a "Security" for the purpose of this Section 11.4.1) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the thirty (30) consecutive Trading Days immediately prior to, but not including, such date; provided, however, that in the event that the then current per share market price of the Security is determined during any period following the announcement by the issuer of such Security of (a) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares or (b) any subdivision, combination or reclassification of such Security, and prior to the expiration of thirty (30) Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the "current per share market price" shall be appropriately adjusted to take into account such event. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on NASDAQ or, if the Security is not listed or admitted to trading on NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price or, if on such date the Security is not so quoted, the average of the high bid and low asked prices

in the over-the-counter market, as reported thereby or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day. If the Security is not publicly held or not so listed or traded, or if on any such date the Security is not so quoted and no such market maker is making a market in the Security, "current per share market price" shall mean the fair value per share as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

11.4.2Series B Preferred. Notwithstanding Section 11.4.1, for the purpose of any computation hereunder, the "current per share market price" of the Series B Preferred shall be determined in the same manner as set forth above in Section 11.4.1 (other than the last sentence thereof). If the then-current per share market price of the Series B Preferred cannot be determined in the manner described in Section 11.4.1, the "current per share market price" of the Series B Preferred shall be conclusively deemed to be an amount equal to 1,000 (as such number may be appropriately adjusted for such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock occurring after the date of this Plan) multiplied by the then-current per share market price of the Common Stock (as determined pursuant to Section 11.4.1). If neither the Common Stock nor the Series B Preferred are publicly held or so listed or traded, or if on any such date neither the Common Stock nor the Series B Preferred are so quoted and no such market maker is making a market in either the Common Stock or the Series B Preferred, "current per share market price" of the Series B Preferred shall mean the fair value per share as determined in good faith by the Board, which determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. For purposes of this Plan, the "current per share market price" of one one-thousandth of a share of Series B Preferred shall be equal to the "current per share market price" of one share of Series B Preferred divided by 1,000.

11.5 Insignificant Changes. No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price. Any adjustments which by reason of this Section 11.5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one-hundred thousandth of a share of Series B Preferred or the nearest ten-thousandth of a share of Common Stock or other share or security, as the case may be.

11.6 Shares Other Than Series B Preferred. If as a result of an adjustment made pursuant to Section 11.1, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Series B Preferred, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Series B Preferred contained in Sections 11.1, 11.2, 11.3, 11.5, 11.8, 11.9 and 11.13, and the provisions of Sections 7, 9, 10, 13 and 14 with respect to the Series B Preferred shall apply on like terms to any such other shares.

11.7 Rights Issued Subsequent to Adjustment. All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-thousandths of a share of Series B Preferred and shares of other capital stock or other securities, assets or cash of the Company, if any, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

11.8 Effect of Adjustments on Existing Rights. Unless the Company shall have exercised its election as provided in Section 11.9, upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11.2 and 11.3, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandths of a share of Series B Preferred (calculated to the nearest one-hundred thousandth of a share of Series B Preferred) obtained by (i) multiplying (x) the number of one one-thousandths of a share of Series B Preferred covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

11.9 Adjustment in Number of Rights. The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of one one-thousandths of a share of Series B Preferred issuable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-thousandths of a share of Series B Preferred for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the

date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11.9, the Company may, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

11.10 Rights Certificates Unchanged. Irrespective of any adjustment or change in the Purchase Price or the number of one one-thousandths of a share of Series B Preferred issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per share and the number of one one-thousandths of a share of Series B Preferred which were expressed in the initial Rights Certificates issued hereunder.

11.11 Par Value Limitations. Before taking any action that would cause an adjustment reducing the Purchase Price below one one-thousandth of the then par value, if any, of the Series B Preferred or other shares of capital stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Series B Preferred or other such shares at such adjusted Purchase Price.

11.12 Deferred Issuance. In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of that number of shares of Series B Preferred and shares of other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Series B Preferred and shares of other capital stock or other securities, assets or cash of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; *provided, however,* that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares upon the occurrence of the event requiring such adjustment.

11.13 Reduction in Purchase Price. Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that the Board in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Series B Preferred, issuance wholly for cash of any of the Series B Preferred at less than the then-current market price, issuance wholly for cash of Series B Preferred or securities which by their terms are convertible into or exchangeable for Series B Preferred, dividends on Series B Preferred payable in Series B Preferred or issuance of rights, options or warrants referred to hereinabove in this Section 11, hereafter made by the Company to holders of its Series B Preferred shall not be taxable to such stockholders.

11.14 Company Not to Diminish Benefits of Rights. After the later of the Stock Acquisition Date and Distribution Date, the Company will not, except as permitted by Section 23, Section 26 or Section 27, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights.

11.15 Adjustment of Rights Associated with Common Stock. Notwithstanding anything contained in this Plan to the contrary, in the event that the Company shall at any time after the date hereof and prior to the Distribution Date (a) declare or pay any dividend on the outstanding Common Stock payable in shares of Common Stock, (b) effect a subdivision or consolidation of the outstanding Common Stock (by reclassification or otherwise than by the payment of dividends payable in shares of Common Stock), or (c) combine the outstanding Common Stock into a greater or lesser number of shares of Common Stock, then in any such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date or in accordance with Section 22 shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event. The adjustments provided for in this Section 11.15 shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is effected.

12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Sections 11 or 13, the Company shall (a) promptly prepare a certificate setting forth such adjustment, and a brief statement of

the facts accounting for such adjustment, (b) promptly file with the Rights Agent and with each transfer agent for the Common Stock, Series A Preferred Stock or the Series B Preferred a copy of such certificate and (c) mail a brief summary thereof to each holder of a Rights Certificate (or, if before the Distribution Date, to each holder of a certificate representing shares of Common Stock, Series A Preferred Stock or Book Entry Shares in respect thereof) in accordance with Section 25. The Rights Agent shall be fully protected in relying, and may rely conclusively, on any such certificate and on any adjustment or statement therein contained and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such certificate.

13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power.

13.1 Certain Transactions. In the event that, from and after the first occurrence of a Trigger Event, directly or indirectly, (a) the Company shall consolidate with, or merge with and into, any other Person and the Company shall not be the continuing or surviving corporation, (b) any Person shall consolidate with the Company, or merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock or Series A Preferred Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (c) the Company (or one or more of its Subsidiaries) shall sell or otherwise transfer (for the avoidance of doubt, in any manner whatsoever, including by way of lease, sublease, license or sublicense and whether or not for value), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company or one or more wholly-owned Subsidiaries of the Company in one or more transactions each of which complies with Section 11.14), then, and in each such case, proper provision shall be made so that (i) each holder of a Right (other than Rights which have become null and void pursuant to Section 11.1.2) shall thereafter have the right to receive, upon the exercise thereof at a price per Right equal to the then current Purchase Price multiplied by the number of one one-thousandths of a share of Series B Preferred for which a Right is then exercisable, in accordance with the terms of this Plan and in lieu of Series B Preferred or Common Stock, such number of validly authorized and issued, fully paid, non-assessable and freely tradable Common Stock of the Principal Party not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by (A) multiplying the then current Purchase Price by the number of one one-thousandths of a share of Series B Preferred for which a Right is then exercisable and (B) dividing that product by 50% of the then current per share market price of the Common Stock of such Principal Party (determined pursuant to Section 11.4) on the date of consummation of such consolidation, merger, sale or transfer; provided that the price per Right so payable and the number of shares of Common Stock of such Principal Party so receivable upon exercise of a Right shall thereafter be subject to further adjustment as appropriate in accordance with Section 11.6 to reflect any events covered thereby occurring in respect of the Common Stock of such Principal Party after the occurrence of such consolidation, merger, sale or transfer; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all of the obligations and duties of the Company pursuant to this Plan; (iii) the term "Company" shall thereafter be deemed to refer to such Principal Party; (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Stock in accordance with Section 9) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its Common Stock thereafter deliverable upon the exercise of the Rights; and (v) such Principal Party shall take such steps as may be necessary to assure that, upon the subsequent occurrence of any consolidation, merger, sale or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Purchase Price as provided in this Section 13.1, such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Stock of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13.1, and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property. The Company shall not consummate any such consolidation, merger, sale or transfer unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement confirming that the requirements of this Section 13.1 and Section 13.2 shall promptly be performed in accordance with their terms and that such consolidation, merger, sale or transfer shall not result in a default by the Principal Party under this Plan as the same shall have been assumed by the Principal Party pursuant to this Section 13.1 and Section 13.2 and providing that, as soon as practicable after executing such agreement pursuant to this Section 13, the Principal Party, at its own expense, shall:

13.1.1prepare and file a registration statement under the Securities Act, if necessary, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date and similarly comply with applicable state securities laws;

13.1.2use its best efforts, if the Common Stock of the Principal Party shall be listed or admitted to trading on NASDAQ or on another national securities exchange, to list or admit to trading (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on NASDAQ and/or such securities exchange;

13.1.3deliver to holders of the Rights historical financial statements for the Principal Party which comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

13.1.4obtain waivers of any rights of first refusal or preemptive rights in respect of the Common Stock of the Principal Party subject to purchase upon exercise of outstanding Rights.

In case the Principal Party has a provision in any of its authorized securities or in its articles or certificate of incorporation or by-laws or other instrument governing its corporate affairs, which provision would have the effect of (v) causing such Principal Party to issue (other than to holders of Rights pursuant to this Section 13), in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, Common Stock or common stock equivalents of such Principal Party at less than the then current market price per share thereof (determined pursuant to Section 11.4) or securities exercisable for, or convertible into, Common Stock or common stock equivalents of such Principal Party at less than such then current market price (other than to holders of Rights pursuant to this Section 13), or (w) providing for any special payment, taxes, charges or similar provision in connection with the issuance of the Common Stock of such Principal Party pursuant to the provision of Section 13, then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

The Company covenants and agrees that it shall not, at any time after the Trigger Event, enter into any transaction of the type described in clauses (a) through (c) of this Section 13.1 if (x) at the time of or immediately after such consolidation, merger, sale, transfer or other transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (y) prior to, simultaneously with or immediately after such consolidation, merger, sale, transfer or other transaction, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13.2 shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates or (z) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights. The provisions of this Section 13 shall similarly apply to successive transactions of the type described in clauses (a) through (c) of this Section 13.1.

13.2 Principal Party. "*Principal Party*" shall mean:

13.2.1 in the case of any transaction described in clauses (a) or (b) of the first sentence of Section 13.1: (a) the Person that is the issuer of the securities into which the Common Stock or Series A Preferred Stock is converted in such merger or consolidation, or, if there is more than one such issuer, the issuer the Common Stock of which has the greatest aggregate market value of shares outstanding, or (b) if no securities are so issued, (A) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the Common Stock of which has the greatest aggregate market value of shares outstanding or (B) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives) or (C) the Person resulting from the consolidation; and

13.2.2 in the case of any transaction described in clause (c) of the first sentence in Section 13.1, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding; *provided, however,* that in any such case described in the foregoing Section 13.2.1 or Section 13.2.2, if the shares of Common Stock of such Person are not at such time or have not been continuously over the preceding twelve (12) month period registered under Section 12 of the Exchange Act, then (a) if such Person is a direct or indirect Subsidiary of another Person the shares of Common Stock of which are and have been so registered, the term "Principal Party" shall refer to such other Person, or (b) if such Person is a Subsidiary, directly or indirectly, of more than one Person, the shares of Common Stock of all of which are and have been so registered, the term "Principal Party" shall refer to whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding, or (c) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (a) and (b) above shall apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

14. Fractional Rights and Fractional Shares.

14.1 Cash in Lieu of Fractional Rights. The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the then-current market value of a whole Right. For the purposes of this Section 14.1, the then-current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on NASDAQ or, if the Rights are not listed or admitted to trading on NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board. If on any such date no such market maker is making a market in the Rights, the then-current market value of the Rights on such date shall be the fair value of the Rights as determined in good faith by the Board, which determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

14.2 Cash in Lieu of Fractional Shares of Series B Preferred. The Company shall not be required to issue fractions of shares of Series B Preferred (other than fractions which are integral multiples of one one-thousandth of a share of Series B Preferred) upon exercise or exchange of the Rights or to distribute certificates which evidence fractional shares of Series B Preferred (other than fractions which are integral multiples of one one-thousandth of a share of Series B Preferred). Interests in fractions of shares of Series B Preferred in integral multiples of one one-thousandth of a share of Series B Preferred may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as Beneficial Owners of the Series B Preferred represented by such depositary receipts. In lieu of fractional shares of Series B Preferred that are not integral multiples of one one-thousandth of a share of Series B Preferred, the Company shall pay to the registered holders of Rights Certificates at the time such Rights are exercised or exchanged as herein provided an amount in cash equal to the same fraction of the then-current per share market price of one share of Series B Preferred (as determined in accordance with Section 14.1) for the Trading Day immediately prior to the date of such exercise or exchange.

14.3 Cash in Lieu of Fractional Shares of Common Stock. The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock upon the exercise or exchange of Rights. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of the Rights Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of one share of Common Stock (as determined in accordance with Section 14.1) for the Trading Day immediately prior to the date of such exercise or exchange.

14.4 Waiver of Right to Receive Fractional Rights or Shares. The holder of a Right by the acceptance of the Rights expressly waives such holder's right to receive any fractional Rights or any fractional shares upon exercise or exchange of a Right, except as permitted by this Section 14.

15. Rights of Action. All rights of action in respect of this Plan, except the rights of action given to the Rights Agent under Section 18, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Rights Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of the Common Stock), may, on such holder's own behalf and for such holder's own benefit, enforce this Plan, and may institute and maintain any suit, action or proceeding against the Company to enforce this Plan, or otherwise enforce or act in respect of such holder's right to exercise the Rights evidenced by such Rights Certificate (or, prior to the Distribution Date, such Common Stock) in the manner provided in such Rights Certificate and in this Plan. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Plan and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person (including, without limitation, the Company) subject to this Plan.

16. Agreement of Right Holders. Every holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

16.1 prior to the Distribution Date, the Rights will not be evidenced by a Rights Certificate and will be transferable only in connection with the transfer of the Common Stock;

16.2 as of and after the Distribution Date, the Rights Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer with all required certifications properly completed and duly executed;

16.3 the Company and the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Distribution Date, the associated Common Stock certificate or Book Entry Share) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Stock certificate or Book Entry Share made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

16.4 notwithstanding anything in this Plan to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right as a result of the inability of the Company or the Rights Agent to perform any of the Company's or the Rights Agent's obligations under this Plan by reason of any preliminary or permanent injunction or other order, decree, judgment or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental, regulatory or administrative agency or commission, prohibiting or otherwise restraining performance of such obligation.

17. Rights Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Series B Preferred or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 24), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.

18. Concerning the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with a fee schedule to be mutually agreed upon and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the preparation, negotiation, delivery, amendment, administration and execution of this Plan and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent and its affiliates, employees, officers, directors, representatives and advisors for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, settlement cost or expense (including the documented fees and expenses of legal counsel and including fees and expenses arising from enforcing its rights hereunder), incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction), for anything done or omitted by the Rights Agent in connection with the acceptance, administration, exercise and performance of this Plan, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly or of enforcing its rights under this Plan. The costs and expenses incurred in enforcing this right of indemnification and defending against any claim of liability shall be paid by the Company. The provisions of this Section 18 and Section 20 shall survive the termination of this Plan, the exercise or expiration of the Rights and the resignation, replacement or removal of the Rights Agent. The Rights Agent shall not be deemed to have any knowledge of any event for which it was supposed to receive notice of hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith, unless and until it has received such notice in writing.

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in connection with its acceptance and administration of this Plan and the exercise and performance of its duties hereunder in reliance upon any Rights Certificate or certificate for the Series B Preferred or the Common Stock or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons and shall not be obligated to verify the accuracy or completeness of such instrument, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statements or other paper or document, or upon any written instructions or statements from the Company with respect to any matter relating to its acting as Rights Agent hereunder without further inquiry or examination on its part, or otherwise upon the advice or opinion of counsel as set forth in Section 20.1 hereof.

19. Merger or Consolidation or Change of Name of Rights Agent. Any corporation or limited liability company or other entity into which the Rights Agent or any successor Rights Agent may be merged or with which it may be

consolidated, or any corporation or limited liability company or other entity resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation or limited liability company succeeding to the corporate trust or stock transfer business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Plan without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation or limited liability company or other entity would be eligible for appointment as a successor Rights Agent under the provisions of Section 21. In case at the time such successor Rights Agent shall succeed to the agency created by this Plan, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Plan.

In case at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Plan.

20. Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations imposed by this Plan upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

20.1 Legal Counsel. The Rights Agent may consult with legal counsel selected by it (who may be legal counsel for the Rights Agent or the Company), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent, and the Rights Agent shall incur no liability for, or in respect of any action taken, suffered or omitted to be taken by it in good faith and in accordance with such advice or opinion.

20.2 Certificates as to Facts or Matters. Whenever in the performance of its duties under this Plan the Rights Agent shall deem it necessary or desirable that any fact or matter (including the identity of any Acquiring Person and the determination of the current per share market price) be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the officers of the Company and delivered to the Rights Agent; and such certificate shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Plan in reliance upon such certificate. The Rights Agent shall have no duty to act without such a certificate from an officer of the Company as set forth in the preceding sentence.

20.3 Standard of Care. The Rights Agent shall be liable hereunder to the Company and any other Person only for its own gross negligence, bad faith or willful misconduct (as determined by a final, non-appealable judgment of a court of competent jurisdiction). Anything to the contrary hereunder notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits or reputational harm), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of the action.

20.4 Reliance on Plan and Rights Certificates. The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Plan or in the Rights Certificates (except as to its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

20.5 No Responsibility as to Certain Matters. The Rights Agent shall not have any liability for nor be under any responsibility in respect of the validity of this Plan or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Rights Certificate (except its countersignature thereof) or any modification or order of any court, tribunal or governmental authority in connection with the foregoing; nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Plan or in any Rights Certificate; nor shall it be liable or responsible for any change in the exercisability of the Rights (including the Rights becoming null and void pursuant to Section 11.1.2) or any adjustment required under the provisions of Sections 3, 11, 13, 23 or 27 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after actual notice of any such change or adjustment, upon which the Rights Agent may conclusively rely); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Series B Preferred or other

securities to be issued pursuant to this Plan or any Rights Certificate or as to whether any Series B Preferred or other securities will, when so issued, be validly authorized and issued, fully paid and nonassessable.

20.6 Further Assurance by Company. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Plan. No provision of this Plan shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

20.7 Authorized Company Officers. The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer or the Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties under this Plan and the Rights Agent shall have no duty to independently verify the accuracy or completeness of such advice or such instructions, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for these instructions. The Rights Agent shall be fully authorized and protected in relying upon the most recent advice or instructions received by any such officer. The Rights Agent will not be held to have notice of any change of authority of any person until its receipt of written notice thereof from the Company. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent with respect to its duties or obligations under this Plan.

20.8 Freedom to Trade in Company Securities. The Rights Agent and any stockholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Plan. Nothing herein shall preclude the Rights Agent or any such stockholder, affiliate, director, officer or employee from acting in any other capacity for the Company or for any other legal entity.

20.9 Reliance on Attorneys and Agents. The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable, liable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction).

20.10 Incomplete Certificate. If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has not been completed to certify the holder is not an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) or any other actual or suspected irregularity exists, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

20.11 Rights Holders List. At any time and from time to time after the Distribution Date, upon the request of the Company, the Rights Agent shall promptly deliver to the Company a list, as of the most recent practicable date (or as of such earlier date as may be specified by the Company), of the holders of record of Rights.

21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Plan upon sixty (60) days' notice in writing mailed to the Company and to each transfer agent of the Common Stock and/or Series B Preferred, as applicable, by registered or certified mail. Following the Distribution Date, the Company shall promptly notify the holders of the Rights Certificates by first-class mail of any such resignation. In the event that the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Plan as of the effective date of such termination, and the Company shall be responsible for sending any required notice related thereto. The Company may remove the Rights Agent or any successor Rights Agent upon sixty (60) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock and/or Series B Preferred, as applicable, by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the resigning, removed, or incapacitated Rights Agent shall remit to the Company, or to any successor Rights Agent designated by the Company, all books, records, funds, certificates or other documents or instruments of any kind then in its possession which were acquired by such resigning, removed or incapacitated Rights Agent in connection with its services as Rights Agent hereunder, and shall thereafter be discharged from all duties and obligations hereunder. Following notice of such removal, resignation or incapacity, the Company shall appoint a successor to

such Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a Person organized and doing business under the laws of the State of New York or the State of Delaware (or any other state of the United States so long as such Person is authorized to do business as a banking institution in the State of New York or the State of Delaware) in good standing, having an office in the State of New York or the State of Delaware, which is authorized under such laws to exercise stock transfer or corporate trust powers and is subject to supervision or examination by Federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus or net assets, on a consolidated basis, of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock and/or Series B Preferred, as applicable, and, following the Distribution Date, mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

22. Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Plan or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Rights Certificates made in accordance with the provisions of this Plan. In addition, in connection with the issuance or sale of Common Stock following the Distribution Date and prior to the Expiration Date, the Company shall, with respect to Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, granted or awarded, or upon exercise, conversion or exchange of securities heretofore or hereinafter issued by the Company (excluding the Series A Preferred), in each case existing prior to the Distribution Date, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; *provided, however,* that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

23. Redemption.

23.1 Right to Redeem. The Board may, at its option, at any time prior to the earlier of (i) the Distribution Date and (ii) the close of business on the Final Expiration Date, redeem all, but not less than all, of the then-outstanding Rights at a redemption price of $0.0001 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being the "Redemption Price"). The Company may, at its option, pay the Redemption Price in Common Stock (based on the "current per share market price," determined pursuant to Section 11.4, of the Common Stock at the time of redemption), cash or any other form of consideration deemed appropriate by the Board. The redemption of the Rights by the Board may be made effective at such time, on such basis and subject to such conditions as the Board in its sole discretion may establish.

23.2 Redemption Procedures. Immediately upon the action of the Board ordering the redemption of the Rights (or at such later time as the Board may establish for the effectiveness of such redemption), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. The Company shall promptly give public notice of such redemption (with prompt written notice to the Rights Agent); provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. The Company shall promptly give, or cause the Rights Agent to give, notice of such redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last addresses as they appear upon the registry of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 27, and other than in connection with the purchase, acquisition or redemption of Common Stock prior to the Distribution Date.

24. Notice of Certain Events. In case the Company shall propose at any time after the earlier of the Stock Acquisition Date and the Distribution Date (a) to pay any dividend payable in stock of any class to the holders of Series B Preferred or to make any other distribution to the holders of Series B Preferred, or (b) to offer to the holders of Series B Preferred rights or warrants to subscribe for or to purchase any additional Series B Preferred or shares of stock of any class or any other securities, rights or options, or (c) to effect any reclassification of the Series B Preferred (other than a reclassification involving only the subdivision of outstanding Series B Preferred), or (d) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person, or (e) to effect the liquidation, dissolution or winding up of the Company, or (f) to declare or pay any dividend on the Common Stock payable in Common Stock or to effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of dividends in Common Stock), then, in each such case, the Company shall give to the Rights Agent and to each holder of a Rights Certificate, in accordance with Section 25, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Series B Preferred, Series A Preferred Stock and/or Common Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (a) or (b) above at least ten (10) days prior to the record date for determining holders of the Series B Preferred for purposes of such action, and in the case of any such other action, at least ten (10) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Series B Preferred, Series A Preferred Stock and/or Common Stock, whichever shall be the earlier.

In case any event set forth in Section 11.1.2 or Section 13 shall occur, then, in any such case, (i) the Company shall as soon as practicable thereafter give to the Rights Agent and to each holder of a Rights Certificate, in accordance with Section 25, a notice of the occurrence of such event, which notice shall describe the event and the consequences of the event to holders of Rights under Section 11.1.2 and Section 13, and (ii) all references in this Section 24 to Series B Preferred shall be deemed thereafter to refer to Common Stock and/or, if appropriate, other securities.

25. Notices. Notices or demands authorized by this Plan to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Upland Software, Inc.
401 Congress Ave., Suite 1850
Austin, Texas 78701
Attention: Matt Smith, General Counsel & Secretary
with a copy (which shall not constitute notice) to:
Morrison & Foerster LLP
701 Brazos Street, Suite 1100
Austin, Texas 78701
Attention: Steve Tyndall, Spencer Klein, Joseph Sulzbach

Subject to the provisions of Section 21 and Section 24, any notice or demand authorized by this Plan to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Broadridge Corporate Issuer Solutions, LLC
51 Mercedes Way
Edgewood, New York 11717
Attention: Corporate Actions Department

with a copy to:

Broadridge Financial Solutions, Inc.,
2 Gateway Center
Newark, New Jersey 07102
legalnotices@broadridge.com
Attention: General Counsel

Notices or demands authorized by this Plan to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, prior to the Distribution Date, to the holder of any certificate representing Common Stock or of any Book Entry Shares) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at

the address of such holder as shown on the registry books of the Company or the transfer agent or registrar for the Common Stock; provided that prior to the Distribution Date a filing by the Company with the Securities and Exchange Commission shall constitute sufficient notice to the holders of securities of the Company, including the Rights, for purposes of this Plan and no other notice need be given.

26. Supplements and Amendments. For so long as the Rights are then redeemable, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Plan in any respect without the approval of any holders of the Rights or Common Stock. At any time when the Rights are no longer redeemable, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Plan in any respect without the approval of any holders of Rights; provided, however, that no such supplement or amendment may (i) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any other holder of Rights that have become null and void pursuant to Section 11.1.2), (ii) cause this Plan again to become amendable other than in accordance with this sentence or (iii) cause the Rights again to become redeemable. Upon the delivery of a certificate from an officer of the Company which states that the supplement or amendment is in compliance with the terms of this Section 26, the Rights Agent shall execute such supplement or amendment; provided that such supplement or amendment does not adversely affect the rights, duties or obligations of the Rights Agent under this Plan. The Rights Agent agrees that time is of the essence in connection with any supplement or amendment to this Plan that it is directed by the Company to execute in accordance with this Section 26. For the avoidance of doubt, the Company shall be entitled to adopt and implement such procedures and arrangements (including with the Rights Agent or other third parties) as it may deem necessary or desirable to facilitate the exercise, exchange, subscription, trading, issuance or distribution of the Rights (and shares of preferred stock (or fractions thereof) or shares of Common Stock), including use of book entry, as contemplated hereby and to ensure that an Acquiring Person does not obtain the benefits thereof, and any supplement or amendment of this Plan in respect of the foregoing shall be deemed to not adversely affect the interests of the holders of Rights.

27. Exchange.

27.1 Exchange of Common Stock for Rights. The Board may, at its option, at any time after the occurrence of a Trigger Event, exchange Common Stock for all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 11.1.2) by exchanging at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such amount per Right being hereinafter referred to as the "Exchange Consideration"). Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after any Acquiring Person shall have become the Beneficial Owner of 50% or more of the Common Stock then outstanding. From and after the occurrence of an event specified in Section 13.1, any Rights that theretofore have not been exchanged pursuant to this Section 27.1 shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 27.1. The exchange of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Without limiting the foregoing, prior to effecting an exchange pursuant to this Section 27, the Board may direct the Company to enter into a Trust Agreement in such form and with such terms as the Board shall then approve (the "Trust Agreement"). If the Board so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the "Trust") all of the Common Stock issuable pursuant to the exchange (or any portion thereof that has not theretofore been issued in connection with the exchange). From and after the time at which such shares are issued to the Trust, all stockholders then entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement. Any Common Stock issued at the direction of the Board in connection herewith shall be validly issued, fully paid and nonassessable Common Stock or Series B Preferred (as the case may be), and the Company shall be deemed to have received as consideration for such issuance a benefit having a value that is at least equal to the aggregate par value of the shares so issued.

27.2 Exchange Procedures. Immediately upon the effectiveness of the action of the Board ordering the exchange for any Rights pursuant to Section 27.1 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive the Exchange Consideration. The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange shall state the method by which the exchange of the Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than the Rights that have become null and void pursuant to the provisions of Section 11.1.2) held by each holder of Rights.

27.3 Insufficient Shares. The Company may at its option substitute, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, (a) a number of shares of Series B Preferred or fraction thereof (or equivalent preferred stock, as such term is defined in Section 11.2), (b) cash, (c) other equity securities of the Company or common stock equivalents, as such term is defined in Section 11.1.3, (d) debt securities of the Company, (e) other assets or (f) any combination of the foregoing (the items described in (a) through (f), the "Equivalent Exchange Assets"), in each case having an aggregate value equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11.4) as of the date of such exchange. In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued and otherwise available for issuance to permit an exchange of Rights for Common Stock as contemplated in accordance with this Section 27, the Company shall substitute to the extent of such insufficiency, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, Equivalent Exchange Assets, which consideration shall have an aggregate current per share market price (determined pursuant to Section 11.4 hereof) equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11.4 hereof) as of the date of such exchange.

28. Process to Seek Exemption Prior to Trigger Event. Any Person who desires to effect any acquisition of Common Stock that would, if consummated, result in such Person becoming an Acquiring Person (a "Requesting Person") may, prior to the Stock Acquisition Date and in accordance with this Section 28, request that the Board grant an exemption with respect to such acquisition under this Plan so that either such transaction would be deemed an "Exempt Acquisition" or such Person would be deemed to be an "Exempt Person", in each case, for purposes of this Plan (an "Exemption Request"). An Exemption Request shall be in proper form and shall be delivered by registered or certified mail to the Secretary of the Company at the principal executive office of the Company. The Exemption Request shall be deemed made upon receipt by the Secretary of the Company. To be in proper form, an Exemption Request shall set forth (i) the name and address of the Requesting Person, (ii) the number and percentage of shares of Common Stock then Beneficially Owned by the Requesting Person, together with all Affiliates and Associates of the Requesting Person, and (iii) a reasonably detailed description of the transaction or transactions by which the Requesting Person would propose to acquire Beneficial Ownership of shares of Common Stock aggregating 4.9% or more of the then outstanding shares of Common Stock and the maximum number and percentage of shares of Common Stock that the Requesting Person proposes to acquire. The Board shall make a determination whether to grant an exemption in response to an Exemption Request as promptly as practicable (and, in any event, within ten (10) Business Days) after receipt thereof; provided, that the failure of the Board to make a determination within such period shall be deemed to constitute the denial by the Board of the Exemption Request. The Requesting Person shall respond promptly to reasonable and appropriate requests for additional information from the Board and its advisors to assist the Board in making its determination. For purposes of considering the Exemption Request, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made pursuant to and in accordance with Section 382. The Board shall only grant an exemption in response to an Exemption Request if the Board determines in its sole discretion that the acquisition of Beneficial Ownership of shares of Common Stock by the Requesting Person (A) will not adversely impact in any material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits or (B) is in the best interests of the Company despite the fact that it may adversely impact in a material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits. Any exemption granted hereunder may be granted in whole or in part, and may be subject to limitations or conditions (including a requirement that the Requesting Person agree that it will not acquire Beneficial Ownership of shares of Common Stock in excess of the maximum number and percentage of shares approved by the Board), in each case as and to the extent the Board shall determine necessary or desirable to provide for the protection of the Tax Benefits. Any Exemption Request may be submitted on a confidential basis and, except to the extent required by applicable law, the Company shall maintain the confidentiality of such Exemption Request and the Board's determination with respect thereto, unless the information contained in the Exemption Request or the Board's determination with respect thereto otherwise becomes publicly available. The Exemption Request shall be considered and evaluated by directors serving on the Board, or a duly constituted committee thereof, who are independent of the Company and the Requesting Person and disinterested with respect to the Exemption Request, and the action of a majority of such independent and disinterested directors shall be deemed to be the determination of the Board for purposes of such Exemption Request.

29. Successors. All the covenants and provisions of this Plan by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

30. Benefits of this Plan. Nothing in this Plan shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy or claim under this Plan; but this Plan shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Stock).

31. Determination and Actions by the Board or Committee Thereof. The Board, or a duly authorized committee thereof, shall have the exclusive power and authority to administer this Plan and to exercise the rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Plan, including, without limitation, the right and power to (a) interpret the provisions of this Plan and (b) make all determinations deemed necessary or advisable for the administration of this Plan (including, without limitation, a determination to redeem or not redeem the Rights or amend this Plan). In administering this Plan and exercising the rights and powers specifically granted to the Board and to the Company hereunder, and in interpreting this Plan and making any determination hereunder, the Board, or a duly authorized committee thereof, may consider any and all facts, circumstances or information it deems to be necessary, useful or appropriate. All such actions, calculations, interpretations and determinations that are done or made by the Board, or a duly authorized committee thereof, in good faith shall be final, conclusive and binding on the Company, the Rights Agent, and the holders of the Rights, as such, and all other parties to the fullest extent permitted by applicable law. Notwithstanding anything herein to the contrary, in no event shall a determination of the Board that may adversely affect the rights of the Rights Agent under this Plan be binding upon the Rights Agent without the express written consent of the Rights Agent, in its sole discretion.

32. Severability. If any term, provision, covenant or restriction of this Plan is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, that if any such excluded term, provision, covenant or restriction shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

33. Governing Law. This Plan and each Rights Certificate issued hereunder shall be deemed to be a contract made under the internal laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

34. Counterparts. This Plan may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Plan transmitted electronically shall have the same authority, effect and enforceability as an original signature.

35. Descriptive Headings; Interpretation. Headings of the sections of this Plan and of the exhibits hereto and the table of contents are for convenience of the parties hereto only and shall be given no substantive or interpretative effect whatsoever. As used in this Plan: (a) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”; (b) the words “hereof”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Plan, unless otherwise specified, shall refer to this Plan as a whole and not to any particular provision of this Plan; (c) whenever this Plan refers to a number of days, such number shall refer to calendar days unless Business Days are specified; and (d) unless otherwise expressly provided herein, any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes, and includes any rules or regulations promulgated thereunder. The definitions contained in this Plan are applicable to the singular as well as the plural forms of such terms.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties hereto have caused this Plan to be duly executed, as of the day and year first above written.

UPLAND SOFTWARE, INC.

By: ______________________________

Name:

Title:

BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC

By: ______________________________

Name:

Title:

EXHIBIT A

FORM OF

CERTIFICATE OF DESIGNATIONS

of

SERIES B JUNIOR PARTICIPATING PREFERRED STOCK

of

UPLAND SOFTWARE, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

Upland Software, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation (hereinafter called the "Board of Directors" or the "Board") as required by Section 151 of the General Corporation Law at a meeting duly called and held on May 2, 2023.

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, the Board hereby creates a series of Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, powers and preferences, and qualifications, limitations and restrictions thereof as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as "Series B Junior Participating Preferred Stock" (the "Series B Preferred") and the number of shares constituting the Series B Preferred shall be 500,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Preferred to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into or exchangeable for Series B Preferred.

Section 2. Dividends and Distributions.

a. Subject to the prior and superior rights of the holders of any shares of any class or series of stock of this Corporation ranking prior and superior to the Series B Preferred with respect to dividends, the holders of shares of Series B Preferred, in preference to the holders of Common Stock, par value $0.0001 per share (the "Common Stock"), of the Corporation, and of any other stock ranking junior to the Series B Preferred, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series B Preferred, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), in each case declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Preferred. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series B Preferred were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

b. No dividend or other distribution shall be paid on the Common Stock (other than a dividend payable in shares of Common Stock), unless the Corporation shall declare a dividend or distribution on the Series B Preferred as provided in paragraph (A) of this Section 2 immediately after it declares such dividend or distribution on the Common Stock.

c. Dividends shall begin to accrue and be cumulative on outstanding shares of Series B Preferred from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series B Preferred entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series B Preferred in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Preferred entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than sixty (60) days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series B Preferred shall have the following voting rights:

a. Subject to the provision for adjustment hereinafter set forth, each share of Series B Preferred shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series B Preferred were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

b. Except as otherwise provided herein, in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series B Preferred and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

c. Except as set forth herein, or as otherwise provided by law, holders of Series B Preferred shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

a. Whenever quarterly dividends or other dividends or distributions payable on the Series B Preferred as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred outstanding shall have been paid in full, the Corporation shall not:

(i)declare or pay dividends, or make any other distributions, on or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred, other than (A) such redemptions or purchases that may be deemed to occur upon the exercise of stock options, warrants or similar rights or grant, vesting or lapse of restrictions on the grant of any other performance shares, restricted stock, restricted stock units or other equity awards to the extent that such shares represent all or a portion of (x) the exercise or purchase price of such options, warrants or similar rights or other equity awards and (y) the amount of withholding taxes owed by the recipient of such award in respect of such grant, exercise, vesting or lapse of restrictions; (B) the repurchase, redemption, or other acquisition or retirement for value of any such shares from employees, former employees, directors, former directors, consultants or former consultants of the Corporation or their respective estate, spouse, former spouse or family member, pursuant to the terms of the agreements pursuant to which such shares were acquired; or (C) the redemption, purchase or other acquisition of shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series B Preferred Stock;

(ii)declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred, except dividends paid ratably

on the Series B Preferred and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii)redeem or purchase or otherwise acquire for consideration any shares of Series B Preferred, or any shares of stock ranking on a parity with the Series B Preferred, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

b. The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series B Preferred purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Amended and Restated Certificate of Incorporation of the Corporation, or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up.

a. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred, unless, prior thereto, the holders of shares of Series B Preferred shall have received the greater of (x) $1.00 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, and (y) an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to the holders of shares of Common Stock or (ii) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred, except distributions made ratably on the Series B Preferred and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series B Preferred were entitled immediately prior to such event pursuant to clause (i)(y) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event.

b. In the event, however, that there are not sufficient assets available to permit payment in full of the amount set forth in clause (i) of paragraph (A) of this Section 6 and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series B Preferred in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series B Preferred and the holders of such parity shares in proportion to their respective liquidation preferences.

c. Neither the merger or consolidation of the Corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 6.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series B Preferred shall at the same time be similarly exchanged for or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common

Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series B Preferred shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The Series B Preferred shall not be redeemable.

Section 9. Rank. The Series B Preferred shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, junior to all series of any other class of the Corporation's Preferred Stock, except to the extent that any such other series specifically provides that it shall rank on a parity with or junior to the Series B Preferred.

Section 10. Amendment. At any time any shares of Series B Preferred are outstanding, the Amended and Restated Certificate of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series B Preferred so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred, voting separately as a single class.

Section 11. Fractional Shares. Series B Preferred may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series B Preferred.

* * *

In witness whereof, the undersigned has executed this Certificate of Designations on behalf of the Corporation this May 2, 2023.

UPLAND SOFTWARE, INC.

By: ______________________________

Name:

Title:

EXHIBIT B

Form of Rights Certificate

Certificate No. R- _______ Rights

NOT EXERCISABLE AFTER THE EXPIRATION DATE (AS SUCH TERM IS DEFINED IN THE TAX BENEFIT PRESERVATION PLAN (THE "*PLAN*")). THE RIGHTS ARE SUBJECT TO REDEMPTION, EXCHANGE AND AMENDMENT AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE PLAN. UNDER CERTAIN CIRCUMSTANCES SPECIFIED IN THE PLAN, RIGHTS THAT ARE OR WERE BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR AN AFFILIATE OR AN ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE PLAN) OR A TRANSFEREE THEREOF WILL BECOME NULL AND VOID.

Rights Certificate

UPLAND SOFTWARE, INC.

This certifies that ________________, or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Tax Benefit Preservation Plan, dated as of [__], 2024, as the same may be amended from time to time (the "*Plan*"), between Upland Software, Inc., a Delaware corporation (the "*Company*"), and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent (the "*Rights Agent*"), to purchase from the Company at any time after the Distribution Date and prior to 5:00 P.M. (New York time) on [__], 2027, at the offices of the Rights Agent, or its successor as Rights Agent, designated for such purpose, one one-thousandth of a fully paid, nonassessable share of Series B Junior Participating Preferred Stock, par value $0.0001 per share (the "*Series B Preferred*"), of the Company, at a purchase price of $15.25 per one one-thousandth of a share of Series B Preferred, subject to adjustment (the "*Purchase Price*"), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and certification duly executed. The number of Rights evidenced by this Rights Certificate (and the number of one one-thousandths of a share of Series B Preferred which may be purchased upon exercise thereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of [__], 2024, based on the Series B Preferred. Capitalized terms used in this Rights Certificate without definition shall have the meanings ascribed to them in the Plan. As provided in the Plan, the Purchase Price and the number of shares of Series B Preferred (or other securities or property) which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events.

If the Rights evidenced by this Rights Certificate are at any time beneficially owned by or transferred to any person who is or becomes an Acquiring Person or an Affiliate or Associate of an Acquiring Person (each as defined in the Plan) or certain transferees thereof, such Rights will become null and void and will no longer be transferrable.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Plan, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Plan reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Plan are on file at the principal offices of the Company and the Rights Agent.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of one one-thousandths of a share of Series B Preferred as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered shall have entitled such holder to purchase. If this Rights Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Plan, the Board may, at its option, (i) redeem the Rights evidenced by this Rights Certificate at a redemption price of $0.0001 per Right or (ii) exchange Common Stock for the Rights evidenced by this Certificate, in whole or in part.

No fractional Series B Preferred will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions of Series B Preferred which are integral multiples of one one-thousandth of a share of Series B Preferred, which may, at the election of the Company, be evidenced by depository receipts), but in lieu thereof a cash payment will be made, as provided in the Plan.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Series B Preferred or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Plan or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Plan), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Rights Certificate shall have been exercised as provided in the Plan.

If any term, provision, covenant or restriction of the Plan is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

This Rights Certificate shall not be valid or binding for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of the Company.

Dated as of __________, 20__.

UPLAND SOFTWARE, INC.

By ____________________________________

Name:
Title:

Countersigned:

Broadridge Corporate Issuer Solutions, LLC,

as Rights Agent

By ____________________________________

Authorized Signature

Form of Reverse Side of Rights Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ____

hereby sells, assigns and transfers unto ____ _

____

____

(Please print name and address of transferee)

_____________ Rights evidenced by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________ Attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated: ___________

____

Signature

Signature Medallion Guaranteed:

____

Signatures must be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, which is a member of a recognized Medallion Signature Guarantee Program.

Certificate

The undersigned hereby certifies that the Rights evidenced by this Rights Certificate (1) are not Beneficially Owned by, and are not being sold, assigned or transferred by or on behalf of, a Person who is or was an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Plan), (2) are not being sold, assigned or transferred to or on behalf of any Acquiring Person or Affiliate or Associate thereof and (3) were not acquired from any Person who is or was an Acquiring Person or an Affiliate or Associate thereof.

Dated: ________.

____
Signature

FORM OF ELECTION TO PURCHASE

(To be executed if the registered holder desires to

exercise Rights represented by the Rights Certificate.)

To: UPLAND SOFTWARE, INC.

The undersigned hereby irrevocably elects to exercise __________________ Rights represented by this Rights Certificate to purchase the Series B Preferred issuable upon the exercise of such Rights (or such other securities or property of the Company or of any other Person which may be issuable upon the exercise of the Rights) and requests that certificates for such stock (or such other securities or property of the Company or of any other Person which may be issuable upon the exercise of the Rights) be issued in the name of (or to, as the case may be):

____

(Please print name and address)

____

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security

or other identifying number

____

(Please print name and address)

____

Dated: ________________________

____

Signature

Signature Medallion Guaranteed:

____

Signatures must be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, which is a member of a recognized Medallion Signature Guarantee Program.

Certificate

The undersigned hereby certifies that the Rights evidenced by this Rights Certificate (1) are not Beneficially Owned by, and are not being sold, assigned or transferred by or on behalf of, a Person who is or was an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Plan), (2) are not being sold, assigned or transferred to or on behalf of any Acquiring Person or Affiliate or Associate thereof and (3) were not acquired from any Person who is or was an Acquiring Person or an Affiliate or Associate thereof.

Dated: ______

____
Signature

NOTICE

The signature in the foregoing Form of Assignment and Form of Election to Purchase must conform to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or Form of Election to Purchase is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person and such Assignment or Election to Purchase will not be honored.

UPLAND SOFTWARE, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
PO BOX 1342
BRENTWOOD, NY 11717

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 PM ET on June 4, 2024. Have your proxy card in hand when accessing the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V48536-P07491 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

UPLAND SOFTWARE, INC.

The Board of Directors recommends you vote FOR the following:

1. Election of two Class I Directors

Nominees:	For	Withhold
1a. Stephen E. Courter	☐	☐
1b. Teresa Miles Walsh	☐	☐

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024.	☐	☐	☐
3. To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐
4. To approve the Upland Software, Inc. 2024 Omnibus Incentive Plan.	☐	☐	☐
5. To approve the Upland Software, Inc. 2024 Tax Benefit Preservation Plan.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Combined Document is available at www.proxyvote.com.

V48537-P07491

UPLAND SOFTWARE, INC.
Annual Meeting of Stockholders
June 5, 2024 11:00 AM
This proxy is solicited by the Board of Directors

The stockholder hereby appoints Michael D. Hill and Matthew H. Smith, or either of them, as proxies, each with the power to appoint a substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Upland Software, Inc. that the stockholder is entitled to vote at the Annual Meeting of Stockholders to be held at 11:00 AM, Central Daylight Time on June 5, 2024, at 401 Congress Ave., Suite 1850, Austin, Texas 78701, and at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-36720

Upland Software, Inc.
(Exact name of registrant as specified in its charter)

Delaware	27-2992077
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

401 Congress Ave., Suite 1850
Austin, Texas 78701
(512) 960-1010

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	UPLD	The Nasdaq Global Market
Preferred Stock Purchase Rights	-	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $108.9 million based upon the closing price of $3.60 of such common stock on the Nasdaq Global Market on June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter). Shares of common stock held as of June 30, 2023 by each director and executive officer of the registrant, as well as shares held by each holder of 10% of the common stock known to the registrant, have been excluded for purposes of the foregoing calculation. This determination of affiliate status is not a conclusive determination for other purposes.

As of February 20, 2024, 28,855,055 shares of the registrant's Common Stock were outstanding.

Documents incorporated by reference:

Certain portions, as expressly described in this Annual Report on Form 10-K, of the registrant's Proxy Statement for the 2024 Annual Meeting of the Stockholders, to be filed not later than 120 days after the end of the year covered by this Annual Report, are incorporated by reference into Part III of this Annual Report where indicated.

TABLE OF CONTENTS

PART I

Special Note Regarding Forward Looking Statements

This Annual Report on Form 10-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “continue,” “seek,” “estimate,” “intend,” “hope,” “predict,” “could,” “should,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements concerning the following:

- our financial performance and our ability to achieve or sustain profitability or predict future results;
- our plans regarding future acquisitions and our ability to consummate and integrate acquisitions;
- our ability to expand our go to market operations, including our marketing and sales organization, and successfully increase sales of our products;
- our ability to obtain financing in the future on acceptable terms or at all;
- our expectations with respect to revenue, cost of revenue and operating expenses in future periods;
- our expectations with regard to revenue from perpetual licenses, usage fees and professional services;
- our ability to adapt to macroeconomic factors impacting the global economy, including foreign currency exchange risk, inflation and supply chain constraints;
- our ability to attract and retain customers;
- our ability to successfully enter new markets and manage our international expansion;
- our ability to comply with privacy laws and regulations;
- our ability to incorporate and deliver artificial intelligence (“AI”) functionality into our products and services;
- our ability to deliver high-quality customer service;
- our plans regarding, and our ability to effectively manage, our growth;
- maintaining our senior management team and key personnel;
- the performance of our resellers;
- our ability to adapt to changing market conditions and competition;
- our ability to adapt to technological change and continue to innovate;
- global economic and financial market conditions and uncertainties;
- the growth of demand for cloud-based, digital transformation applications;
- our ability to integrate our applications with other software applications;
- maintaining and expanding our relationships with third parties;
- costs associated with defending intellectual property infringement and other claims;
- our ability to maintain, protect and enhance our brand and intellectual property;
- our expectations with regard to trends, such as seasonality, which affect our business;
- impairments to goodwill and other intangible assets;
- our beliefs regarding how our applications benefit customers and what our competitive strengths are;
- the operation, reliability and security of our third-party data centers;
- our expectations as to the payment of dividends;
- our Share Repurchase Plan (as defined in *Note 13. Stockholders' Equity*), including expectations regarding the timing and manner of repurchases made under the Share Repurchase Plan;
- our current level of indebtedness, including our exposure to variable interest rate risk;

- potential elimination or limitation of tax incentives or tax losses and/or reduction of U.S. federal net operating loss carryforwards ("NOLs"); and
- other risk factors included under "Risk Factors" in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

All references to "Upland," "we," "us" or "our" mean Upland Software, Inc.

Item 1. Business

Upland provides cloud-based software applications that enable our customers to drive digital transformation in the following business functions:

- *Marketing*. Digital marketing, e-commerce, and customer service teams use our applications to interact with consumers across multiple channels to acquire new customers, drive product and service utilization, resolve issues, and build brand loyalty. Our applications deliver value to organizations across a number of use cases including mobile messaging, mobile application marketing, Voice of the Customer (VOC), email marketing, knowledge management and call center productivity.
- *Sales*. Sales teams employ our applications to drive growth through deeper customer engagement, reduced sales cycle times, and improved collaboration between sales, marketing, and other customer-facing functions. We offer applications that help organizations optimize their sales opportunity and account management processes, coordinate proposal and reference activities, collaborate on the creation and publication of digital content and gain increased control over key sales and marketing workflows, activities and budgets.
- *Contact Center*. Customer service and support environments use our applications to enable agents to resolve issues and engage customers. We offer applications that improve customer experience and reduce call volume and cycle times through customer self-service products and VoC technology that captures customer sentiment in real-time. Upland also offers products that improve call center agent productivity by providing more direct access to knowledge and to customer sentiment thereby improving both inbound call outcomes and proactive outbound success. We also provide products that deliver knowledge-based, guided workflows for customer service environments supporting complex products in strict regulatory requirements. Additional solutions help call center leadership to manage agent performance and measure real-time performance relative to call resolution and customer sentiment, improve performance through gamification, and gather agent feedback to keep employee engagement high.
- *Knowledge Management.* In addition to contact centers, we provide knowledge management applications to a variety of lines of businesses to improve employee productivity and value by providing more direct access to information. Upland knowledge solutions provide access to time-critical information from within our applications or other systems that exist within an organization and delivers a unified view of all related content. We also provide products that deliver knowledge-based, guided workflows for customer service environments supporting complex products in strict regulatory requirements.
- *Project Management.* Business leaders and project management officers (PMOs) use our applications to optimize project portfolios, balance capacity against demand, improve financial-based decision making, align execution of projects to strategy across large organizations, and manage the project delivery lifecycle. Our applications deliver value to project management across a variety of use cases including continuous improvement, enterprise IT, new product development, and services departments along with industry depth in higher education, public sector, and healthcare IT.
- *Information Technology*. Information technology (IT) departments use our applications to manage a variety of IT activities and resources across the enterprise. Our applications help information technology departments ensure they are delivering against the objectives of the business by helping them select and prioritize the right investments, gain greater control of resource demand and allocation, and track and report benefit realization. Our applications enable executives to gain better insight into IT spending to help prevent cost overruns and understand the nature of consumption.
- *Business Operations*. Multiple functional departments use our applications to streamline operations and accelerate business performance across their value chains. Upland solutions in this area range from supply chain collaboration and factory management, back office document and vendor management, to applications that improve sales responsiveness. In addition, our products help operations team compose, automate and exchange documents based on content from existing back-office systems to produce interactive business communications, while maintaining compliance and reducing production costs.
- *Human Resources and Legal*. Human resources (HR), legal departments, and law firms use our applications to improve collaboration and operational control and streamline routine processes. We offer applications that automate document management and workflow including, contracts, records, and other documentation that require enhanced security and compliance requirements. Other applications support HR-specific workflows including onboarding, employee management, termination, HR support, and time and expense management.

Through a series of acquisitions and integrations, we have built a diverse family of software applications under the Upland brand. To support future growth, we intend to continue to pursue acquisitions within our core cloud offerings of complementary technologies and businesses. We expect that this will expand our customer base and market access, resulting in increased benefits of scale. Consistent with our growth strategy, we have made a total of 31 acquisitions in the 12 years ending December 31, 2023.

The operating platform we use to transform acquired companies in order to maintain a consistently high level of operating performance is called UplandOne. This platform consists of six key areas:

- *High-Touch Customer Success Program.* We have institutionalized a set of unique customer commitments and deliverables we call the Upland Customer Success Program that includes onboarding and training, a dedicated customer success representative, upgraded success plans, virtual user conferences, periodic executive outreach, Net Promoter Score (NPS), and an ongoing customer feedback loop.
- *Quality-Focused R&D*. Our approach to research and development (R&D) at Upland is straight-forward: prioritize the customer need, leverage a metrics-driven agile approach with visibility and accountability, and deploy up-to-date development systems and processes to ensure quality and security are built into every step of development. In 2022, we announced the creation of our own R&D Center of Excellence in India. In 2023, in an effort to achieve our strategic development objectives, we increased our hiring in the Center of Excellence while maintaining a similar cost structure, created development pods to partner specifically with our business units, and materially improved our development capacity and product competitiveness.
- *Customer-Driven Innovation.* Customer feedback is at the heart of the Upland customer experience. New features are added and prioritized in our product roadmaps, and then fine-tuned, based on direct customer input. Requests from our Premier Success Plan customers are given additional priority weighting for new features and minor issue resolution. Product feedback outlets include customer success account management, virtual user conferences, customer advisory boards, and Upland's online communities.
- *Expert Professional Services*. Through our Professional Services organization, Upland is committed to delivering the most value from a customer's Upland investment in the shortest possible time. Once we engage on a project, we dedicate a team to the planning, configuration, integration, launch, administration, and maintenance of the application.
- *Global Support.* Upland Global support includes: prioritized issue escalation and resolution; online and phone support; access to a community to share and discuss best practices, support tips, training materials, and custom reports; a knowledge-base with alerts, service recommendations, and troubleshooting content; unlimited case submissions and real-time case updates; and technical support access worldwide. For customers that have more urgent support requirements, Upland Premier Success Plans provide enhanced response times and availability for the most severe support requests.
- *Enterprise Cloud Platform.* Upland's products run on an enterprise-class cloud environment - delivering power, reliability, and flexibility. We utilize third-party cloud providers for our cloud-based products and move acquired products to third-party cloud providers in connection with our acquisition integration program. Our applications are scalable and can support large deployments while maintaining high levels of availability, performance and security levels.

Our Competitive Strengths

We believe the following competitive strengths are keys to our success:

- *Large, diversified customer base*. Our customer base is highly diverse and spans a broad array of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, retail and hospitality. We service customers of varying size, ranging from large global corporations and government agencies to medium-sized businesses. We have more than 10,000 customers, with no customer representing more than 10% of our revenue.
- *Diversified family of cloud applications*. We offer a family of cloud-based software applications that addresses a broad range of enterprise needs. We believe this benefits our customers as compared to many of our cloud-based competitors who offer only a single point solution for a more limited and discrete need.

- *Recurring revenue model with high visibility*. We believe we have an attractive operating model due to the recurring nature of our subscription revenue, which results in greater visibility and predictability of future revenue and enhances our ability to effectively manage our business. In addition, the cloud-based nature of our model accommodates significant additional business volume with limited incremental costs, providing us with opportunities to improve our operating margins.
- *Proven M&A capability*. We have a proven ability to successfully identify, acquire, and integrate complementary businesses to grow our company, as evidenced by the 31 acquisitions we have completed in the 12 years ending December 31, 2023. We believe that our acquisition experience and strategy give us a competitive advantage in identifying additional opportunities to expand our family of software applications to better serve our customers.
- *Experienced, proven management team*. Our management team has significant operating experience and previously occupied key leadership roles at both private and public companies. In addition, our management's extensive knowledge of the industry and experience in building businesses has enabled us to establish a leading position within the enterprise software market.
- *Cloud-based delivery*. We deliver our software applications and functionality primarily through the cloud, with no hardware or software installation required by our customers. This delivery model allows us to provide reliable, cost-effective applications to our customers, add subscribers with minimal incremental effort and deploy new functionality and upgrades quickly and efficiently. We believe our cloud-based delivery model provides us with a competitive advantage over legacy processes and on-premise systems.
- *Commitment to customer success*. We have a dedicated customer success organization whose mission is to drive adoption, value realization, retention, and loyalty across our customer base. Our focus on enabling our customers' success is a key reason our annual net dollar retention rate was 95% as of December 31, 2023. See "*Item 7. Management's Discussion and Analysis—Key Metrics and Non-GAAP Financial Measures*," for our definition of annual net dollar retention rate. Our commitment to customer success has enabled us to expand our footprint within customer organizations and facilitate the ongoing adoption of our enterprise software applications. We utilize NPS methodology to track our progress and drive continuous improvement.

Our Strategy for Growth

We believe the key elements of our strategy for growth are as follows:

- *Acquire complementary software businesses*. We intend to continue to pursue acquisitions of complementary technologies, products, and businesses to expand our footprint in target business functions, and to provide access to new markets and increased benefits of scale. Our experienced corporate development team continually monitors a pipeline of potential acquisition candidates. We believe that our acquisition experience and strategy give us a competitive advantage in identifying additional opportunities to expand our portfolio cloud-based applications to better serve our customers. We intend to prioritize acquisitions within the solution categories we currently offer.
- *Improve and enhance applications.* We intend to continue to invest in research and development and work closely with our customers to identify and improve applications, features and functionalities that address customer requirements across the enterprise spectrum. We also intend to continue to expand our support for key third-party integrations and presence in key partner marketplaces.
- *Increase sales to existing customers*. We believe there is a significant opportunity to expand the adoption of our applications within our existing customer organizations, particularly within divisions or departments that have not previously used our applications. We also intend to cross-sell additional applications to our existing customers, as very few of our customers currently use more than one of our applications. In addition, we intend to add new applications that will address additional functions within the enterprise spectrum. We believe these initiatives will significantly increase the value of our partnership with our customers, further strengthen our competitive position, and drive increased adoption of multiple applications by our customers.
- *Add new customers*. We maintain direct sales and marketing capabilities to further grow our customer base. We also maintain indirect sales channels through alliances with strategic partners that can leverage our applications with their complementary services and technologies. In addition, we continue to expand the range of integrations between our software and third-party applications and platforms, which we believe make our applications more attractive to a broader audience of potential customers.

Customers

We service customers ranging from large global corporations and various government agencies as well as small and medium-sized businesses. Our customers operate in a wide variety of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, retail and hospitality. For the year ended December 31, 2023, approximately 91% of our recurring revenue was generated from what we consider to be major accounts. We consider customers with contracted annual recurring revenue of $25,000 or more to be "major accounts."

Sales

We sell primarily through a direct sales organization comprised of inside sales and field sales personnel. In addition to our direct sales organization, we have an indirect sales organization that sells to distributors and value-added resellers. We employ a land-and-expand go-to-market strategy. After we demonstrate the value of an initial application to a customer, our sales and account management teams work to expand the adoption of that initial application across the customer, and cross-sell additional applications to address other software needs of the customer. Our customer success organization supports our direct sales efforts by managing the post-sale customer lifecycle.

Our subscription agreements are typically sold either on a per-seat basis or on a minimum contracted volume basis with overage fees billed in arrears, depending on the application being sold. Contract terms typically range from one to three years and are prepaid annually in advance.

Marketing

Our marketing activities are designed to build awareness of the Upland brand and the solutions we offer, generate thought leadership, and create demand, resulting in leads and opportunities for our sales organizations. We focus a significant portion of our marketing activities on new customer acquisition. Our marketing programs target business users, influencers, and decision makers who participate in the buying cycles of various business functions inside large organizations including marketing, sales, contact centers, knowledge management, project management, information technology, business operations, human resources and legal. Our lead and demand generation programs include:

- website improvements to provide information about us and our cloud software products and to serve as a platform to capture interest and leads;
- third-party data software platform utilization to identify prospects doing research on relevant software solutions;
- integrated digital marketing campaigns, including email, search and social media advertising, blogs, and webinars;
- search engine optimization to improve organic search keyword rankings;
- field marketing events for customers and prospective customers;
- participation in, and sponsorship of, executive events, trade shows, and industry events;
- our online virtual user conferences;
- public relations, analyst relations, and organic social media initiatives; and
- sales development representatives ("SDR") who respond to incoming leads to convert them into new sales opportunities.

Customer Success

Our customer success organization is structured to manage all aspects of our post-sale customer lifecycle. This organization consists of dedicated teams with a mission to drive adoption of our products, value realization, retention, and loyalty across our customer base. Our customer success organization has three core functional areas with strategic focus on customer relationship management:

- *Customer Success Management.* Our CSM team partners with customers throughout their lifecycle with the Upland family of products to ensure the customer is getting the most out of their technology investment. CSMs are experts in matching use of Upland products to a customer's individual business context – sometimes bringing in or coordinating across other teams and internal resources where necessary to achieve the customer's goals.

- *Professional Services.* Our professional services team provides critical expertise in Upland's product areas throughout the customer journey. During implementation, this team is responsible for coordinating all activities relating to the implementation, transition, and on-boarding of new customers and assisting new customers with the addition of new products to their accounts. Typical implementation professional services engagements vary in length from a few weeks to several months depending on the size and scope of the engagement and are in addition to services provided under our standard customer agreement and are fee-based. Beyond implementation, this team also provides advisory and consulting services, integration services and configuration change services as a customer's business needs change over time.
- *Customer Support.* Our customer support team is conveniently available through multiple channels to help our customers maximize the return on their investment in our technology. We also provide 24/7/365 coverage to help ensure our software products maintain global availability. In addition, our customer support team manages and administers the Upland customer community to provide an outstanding knowledge base and self-service experience.

Our customer success organization manages programs to reinforce the ongoing business value of our applications. These service offerings include:

- Health checks and business reviews where we engage core users and business buyer sponsors to deliver a detailed scorecard and recommendations on driving product adoption and business value.
- Consumption review and recommendations designed to deliver best practice recommendations for implementation strategy and a roadmap proposal for aligning the system with customers' evolving process maturity to increase application usage.
- Premier success plans that provide a bundled services, support, and product experience offering with two tiers (gold and platinum) designed to provide maximum customer value.
- Executive outreach where we promote open communication between the Upland leadership team and our customer's key stakeholders, which is fully committed to making sure customers are delighted with their Upland experience, and customer executives.

Technology and Operations

Our cloud-based family of applications utilizes a multi-tenant architecture and our customers access our applications using a secure Internet connection through a standard web browser. Our applications are easy to deploy, highly configurable, scalable, flexible, and secure, and provide our customers with a modern and intuitive user experience.

We have partnered with third-party hosting platforms to provide the hardware and infrastructure necessary to provide our services to our customers. Third-party hosting platform facilities provide 24/7/365 security, biometric access controls, redundant networking, power and environmental systems, and monitoring. Upland Software designs and operates the infrastructure architecture with fully redundant subsystems, highly available configurations, and defense in depth security zones.

Our applications are built on highly available and modular architectures that balance customer workloads across multiple servers. This allows us to provide a flexible method for scaling customers without impacting other parts of the architectural environment while maintaining the high levels of uptime our customers require.

Our family of applications offers high levels of security through logical data segregation of each customer's data from the data of other customers and through limiting access to our platform to only those individuals authorized by our customers. In addition, sensitive customer data is encrypted "at rest" and "in transit" over secure connections to redundant storage in a secondary location.

We maintain a formal and comprehensive security program designed to help preserve the security and integrity of customer data, protect against security threats or data breaches, and prevent unauthorized access to data. See *Item 1C. Cybersecurity.*

Competition

The overall markets we serve are rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. The intensity and nature of our competition varies significantly across our range of enterprise applications. We compete against larger enterprise software companies that provide a full suite of Software as a Service, or SaaS, solutions focused on the functional areas we serve or the problems our cloud offerings address. We face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based software vendors that may address one or more of the functional elements of our applications. In addition, we face competition from manual processes and traditional tools, such as paper-based procedures, spreadsheets, and email.

We believe the principal competitive factors in our market include the following:

- breadth and depth of application functionality;
- ease of deployment and use of applications;
- total cost of ownership;
- levels of customer support satisfaction;
- brand awareness and reputation;
- capability for configuration, integration, scalability, and reliability of applications;
- ability to innovate and respond to customer needs rapidly; and
- level of integration among applications and with other enterprise systems.

Our ability to remain competitive will largely depend on the strength of our applications, the effectiveness of our sales and marketing efforts, the quality of our customer success organization, and our ability to acquire complementary technologies, products, and businesses to enhance the features and functionality of our applications.

Intellectual Property and Proprietary Rights

We rely on a combination of trademark, copyright, trade secret, and patent laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our intellectual property.

Seasonality

We have historically experienced seasonality in terms of when we enter into customer agreements. We sign a significantly higher percentage of agreements with new customers, and renew agreements with existing customers, in the fourth quarter of each calendar year, resulting in our cash flow from operations historically being higher in the first quarter of each calendar year than in other quarters. We expect this seasonality to continue, or possibly increase in the future. See "*Risk Factors—Risks Related to Our Common Stock—Certain of our operating results and financial metrics are difficult to predict as a result of seasonality*."

Regulation

We believe that our businesses and operations are in substantial compliance with all applicable government laws and regulations. Any additional measures to maintain compliance are not expected to materially affect our capital expenditures, competitive position, financial position or results of operations. Various legislative and administrative regulations applicable to us have become effective or are under consideration in many parts of the world. To date, such developments have not had a substantial adverse impact on our revenues, earnings or cash flows. However, if new or amended laws or regulations impose significant operational restrictions and compliance requirements upon us or our business, our capital expenditures, results of operations, financial condition and competitive position could be negatively impact. Refer to "*Risk Factors*" for further information.

Human Capital

We believe that our ability to attract and retain highly skilled employees is critical to our success. As of December 31, 2023, we had 1,061 full time employees, with the majority of our employees located in the United States, Australia, Canada, India, Ireland, and the United Kingdom. None of our employees are covered by a collective bargaining agreement. We have never experienced a strike or similar work stoppage, and we consider our relations with our employees to be good. Human capital measures and objectives we focus on in managing its business include the following:

- *Recognition of Collaborative Problem Solvers.* We have clearly defined company values that highlight the importance of collaboration, clear communication, and solving problems. We have annual awards that celebrate these values with both peer and management nominations at the business unit, function, and company-wide levels.
- Employee Talent Acquisition and Retention. We have always supported a "work anywhere" philosophy that allows us to recruit and retain top talent throughout the world. Our team members have the flexibility to work remotely, in an office where available, or a hybrid of the two, according to their preferences. We believe that this "work anywhere" philosophy ultimately promotes global sustainability, as it has allowed us to reduce our worldwide corporate office footprint, lower employee travel and commuting – and the associated green house gas emissions. In addition to a flexible "work anywhere" philosophy, our total compensation and benefits packages are market competitive. Additionally, we maintain a system for providing our personnel an opportunity to express grievances or concerns, which includes an anonymous whistleblower hotline.
- *Employee Engagement.* We survey team members twice a year to gather feedback on key factors of employee experience, including work/life blend, social connection and learning and development. As part of our Diversity, Equity, and Inclusion initiatives, we also have a formal Employee Resource Group ("ERG") program that fosters the formation of and provides support to employee-led groups dedicated to education and building community for team members with a shared characteristic or interest. The current ERG programs include:
    - Upland Women in Tech: Our mission is to foster an inclusive equitable professional community for women at Upland by providing collaboration, resources, mentorship, and professional opportunities and development.
    - Upland International: Our mission is to build a unified global community for Uplanders and customers by empowering all to feel respected, visible, and heard.
    - Upland Pride: Our mission is to create and foster a space for LGBTQIA+ employees and allies to feel included, empowered, and recognized. We seek to improve company policies, trainings, and culture through education, resources, and communication across Upland.
- *Development and Promotion of Leaders.* Our high annual growth provides consistent promotion opportunities for our team members. We provide career ladders and development resources for all of our key functions. We provide leadership training for our managers. In addition, team members that join us through regular acquisitions have access to career development and promotion opportunities that would not have been available at their smaller companies.
- *Creating a Culture of Customer Value and Improvement.* Delivering customer value is core to our mission. Our UplandOne operating processes focus on quantifying customer satisfaction through NPS surveys, maintaining customer-driven software roadmaps, and empowering our team members to leverage expert resources from across the company to drive business success for our customers.

Available Information

We were incorporated in Delaware in 2010. Our principal executive offices are located at 401 Congress Avenue, Suite 1850, Austin, TX 78701. Our main telephone number is (512) 960-1010. Our website address is www.uplandsoftware.com. Information on our website is not part of this report and should not be relied upon in determining whether to make an investment decision. The inclusion of our website address in this report does not include or incorporate by reference into this report any information on our website.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). Additionally, the SEC maintains an internet site that contains reports, proxy, information statements, and other information. The address of the SEC's website is www.sec.gov.

Item 1A. Risk Factors

Risk Factor Summary

Our business is subject to numerous risks. You should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this Annual Report, together with any other documents we file with the SEC. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline. Among these important risks are the following:

Risks Related to Our Business

- We have made, and expect to continue to make, acquisitions as a primary component of our growth strategy. We may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.
- We face various risks associated with operating as a multinational corporation and our growth depends on our ability to retain existing customers and secure additional subscriptions and cross-sell opportunities from existing customers.
- Failure to maintain, expand and enhance our sales organization may negatively impact our revenue growth.
- We depend on our senior management team and the loss of one or more key personnel, or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.
- Because we generally recognize revenue from our customers over the terms of their agreements, downturns or upturns in our business may not be immediately reflected in our operating results.
- We face various risks associated with operating as a multinational corporation and our growth and long-term success depends, in part, on our ability to expand our international sales and operations.
- Our sales cycles can be lengthy and variable, which may cause changes in our operating results.
- The failure to timely and accurately implement AI, and other new technologies, successfully in our product offerings could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects, and also result in reputational harm or liability.
- Perpetual license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.
- We may be forced to change the prices we charge for our applications or the pricing models upon which they are based.
- Any disruption of service at the data centers that house our equipment and deliver our applications or with our hosting service provider could harm our business.
- Actual or perceived security vulnerabilities in our solutions and services or cyberattacks on our networks could have a material adverse impact on our business, results of operations and financial condition.
- Our success depends on our ability to adapt to technological change and continue to innovate.
- If our applications contain serious errors or defects, we may lose revenue and market acceptance, and we may incur costs to defend or settle product-related claims.
- If we fail to integrate our applications with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our applications available on mobile and other handheld devices, our applications may become less marketable, less competitive or obsolete, and our operating results could be harmed.
- Our use of open source software could negatively affect the performance of our applications and our ability to sell our applications and subject us to possible litigation.
- Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.
- We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.
- We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.

- We rely on third-party software that is required for the development and deployment of our applications, which may be difficult to obtain or which could cause errors or failures of our applications.

Market Risks

- The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.
- Mergers of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenue.
- Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline, and you may lose part or all of your investment.

Financial Risks

- We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders. We may seek to renegotiate or refinance our loan facility, and we may be unable to do so on acceptable terms or at all.
- Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
- Our loan facility contains operating and financial covenants that may restrict our business and financing activities.
- Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.
- If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be negatively affected.
- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
- We may be required to record charges to future earnings if our Goodwill or Intangible Assets become impaired.
- We may be adversely affected by the effects of inflation.

Legal and Regulatory Risks

- Unanticipated challenges by tax authorities could harm our future results.
- Taxing authorities may successfully assert that we should have collected or, in the future, should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.
- Our operating results could be adversely affected by an increase in our effective tax rate as a result of U.S. and foreign tax law changes, outcomes of current or future tax examinations, or by material differences between our forecasted and actual effective tax rates.
- Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.
- Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.
- New laws and increasing levels of regulation in the areas of privacy and protection of user data could harm our business.
- Any failure to comply with governmental export and import control laws and regulations could adversely affect our business.

Risks Related to Ownership of Our Common Stock

- If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.

- Because we do not expect to pay any dividends on our common stock for the foreseeable future, our investors may never receive a return on their investment.
- Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our board of directors or management and, therefore, depress the trading price of our common stock.
- Pursuant to the terms of the Purchase Agreement (as defined herein), we have issued shares of our Series A Preferred Stock that ranks senior to our common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up and has additional corporate governance rights.
- The fundamental change redemption feature of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company.
- Our Board has adopted a Tax Benefit Preservation Plan, which may not protect the future availability of the Company's tax assets in all circumstances and which could delay or discourage takeover attempts that some shareholders may consider favorable.
- We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term stockholder value.

General Risks

- An epidemic, pandemic or contagious disease and measures intended to prevent the spread of such an event could adversely affect our business, results of operations and financial condition.
- Adverse economic conditions may reduce our customers' ability to spend money on information technology or software, or our customers may otherwise choose to reduce their spending on information technology or software, which may adversely impact our business.
- The market price of our common stock may be volatile, which could result in substantial losses for investors.

Risks Related to Our Business

We have made, and expect to continue to make, acquisitions as a primary component of our growth strategy. We may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.

A primary component of our growth strategy has been to acquire complementary businesses to grow our company. We have completed 31 acquisitions in the 12 years ending December 31, 2023. We intend to continue to pursue acquisitions of complementary technologies, products, and businesses as a primary component of our growth strategy to enhance the features and functionality of our applications, expand our customer base, provide access to new markets, and increase benefits of scale. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations. Generally, our acquisition activity presents three areas of risk to our business, risks related to: identifying the correct candidates for acquisition, completing the acquisition of identified targets, and integrating acquired companies following closing of the acquisition.

Acquisition Candidate Identification

As we seek to find the best candidates for acquisition:

- we may not be able to identify suitable acquisition candidates or to consummate acquisitions on acceptable terms;
- we may pursue international acquisitions, which inherently pose more risks than domestic acquisitions;
- we compete with others to acquire complementary products, technologies, and businesses, which may result in decreased availability of, or increased price for, suitable acquisition candidates;
- we may not be able to obtain the necessary financing, on favorable terms, including as a result of rising interest rates, or at all, to finance any or all of our potential acquisitions;
- we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a technology, product, or business; and

- acquired technologies, products, or businesses may not perform as we expect, and we may fail to realize anticipated revenue and profits.

In addition, our acquisition strategy may divert management's attention away from our existing business, resulting in the loss of key customers or employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor for undisclosed or contingent liabilities of acquired businesses or assets.

Consummation of Targeted Acquisitions

If we fail to adequately conduct due diligence on our potential targets effectively, we may not identify problems at target companies or fail to recognize incompatibilities or other obstacles to successful integration. Additionally, the consummation of acquisition transactions involves the coordination of multiple personnel within Upland and at the third party partners that assist our acquisition strategy. If we are unable to properly coordinate amongst these groups and individuals, our ability to effectively manage our acquisition activity may be compromised.

Further, in the course of acquiring companies, we may:

- issue common stock that would dilute our current stockholders' ownership percentage;
- use a substantial portion of our cash resources;
- increase our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition;
- assume liabilities for which we do not have indemnification from the former owners; further, indemnification obligations may be subject to dispute or concerns regarding the creditworthiness of the former owners;
- record goodwill and non-amortizable intangible assets that are subject to impairment testing and potential impairment charges;
- experience volatility in earnings due to changes in contingent consideration related to acquisition earnout liability estimates;
- incur amortization expenses related to certain intangible assets;
- lose existing or potential contracts as a result of conflict of interest issues;
- become subject to adverse tax consequences or deferred compensation charges;
- incur large and immediate write-offs; or
- become subject to litigation.

Integration of Acquired Companies

Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if new technologies, products, or businesses are not implemented effectively, may preclude the realization of the full benefits expected by us and could harm our results or operations. In addition, the overall integration of new technologies, products, or businesses may result in unanticipated problems, expenses, liabilities, and competitive responses. The difficulties of integrating an acquisition include, among other things:

- issues in integrating the target company's technologies, products, or businesses with ours;
- incompatibility of marketing and administration methods;
- maintaining employee morale and retaining key employees;
- integrating the cultures of both companies;
- preserving important strategic customer relationships;
- consolidating corporate and administrative infrastructures and eliminating duplicative operations; and
- coordinating and integrating geographically separate organizations.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings, or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

We face various risks associated with operating as a multinational corporation and our growth depends on our ability to retain existing customers and secure additional subscriptions and cross-sell opportunities from existing customers.

In order to improve our operating results, it is important that our customers renew or upgrade their agreements with us when the applicable contract term expires, and also purchase additional applications from us. Typically contract terms are one to three years for subscription agreements. Upon expiration, customers can renew their existing subscriptions, upgrade their subscriptions to add more seats or additional minimum contracted volume, downgrade their subscriptions to fewer seats or lower minimum contracted volume, or not renew. A renewal constitutes renewing an existing contract for an application under the same terms, and an upgrade includes purchasing additional seats or volume under an existing contract. We may also cross-sell additional applications to existing customers. Our ability to grow revenue and achieve profitability depends, in part, on customer renewals, customer upgrades, and cross-sales to existing customers exceeding downgrades and non-renewals. However, we may not be able to increase our penetration within our existing customer base as anticipated, and we may not otherwise retain subscriptions from existing customers.

Failure to maintain, expand and enhance our sales organization may negatively impact our revenue growth.

We sell our applications primarily through a direct sales organization comprised of inside sales and field sales personnel. In addition, we have an indirect sales organization, which sells to distributors and value-added resellers. Growing sales to both new and existing customers is, in part, dependent on our ability to maintain, expand and enhance our sales force. Identifying, recruiting and training additional sales personnel requires significant time, expense, and attention. It can take several quarters or longer before our sales representatives are fully-trained and productive. Our business may be adversely affected if our efforts to expand and train our sales organization do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop, and retain sales personnel, or if our new sales personnel are unable to achieve expected sales productivity levels in a reasonable period of time or at all, our revenue may grow more slowly than expected or decline and our business may be harmed.

We depend on our senior management team and the loss of one or more key personnel, or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.

Our success depends, in part, upon the continued service of our key executive officers, as well as other key personnel. The employment agreements with our executive officers and other key personnel do not require them to continue to work for us for any specified period; therefore, they may terminate employment with us at any time with no advance notice. The replacement of our senior management team or other key personnel likely would involve significant time and costs, and the loss of these employees may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology and software companies. If we fail to attract and retain suitably qualified individuals, including software engineers and sales personnel, our ability to implement our business plan and develop and maintain our applications could be adversely affected. As a result, our ability to compete would decrease, our operating results would suffer, and our revenue would decrease.

Because we generally recognize revenue from our customers over the terms of their agreements, downturns or upturns in our business may not be immediately reflected in our operating results.

We recognize revenue from customer agreements over the terms of these agreements. As a result, a significant portion of the revenue we report in each quarter is generated from customer agreements entered into during previous periods, which is reflected as deferred revenue on our balance sheet. Consequently, a decline in new or renewed agreements, or a downgrade of renewed agreements to fewer seats or less minimum contracted volume, in any one quarter may not be fully reflected in our revenue in that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our applications, and potential changes in our pricing policies or rates of renewals, may not be fully reflected in our results of operations until future periods. Similarly, it would be difficult for us to rapidly increase our revenue through new sales, renewals, and upgrades of existing customer agreements, or through additional cross-selling opportunities, in a given period due to the timing of revenue recognition inherent in our subscription model.

We face various risks associated with operating as a multinational corporation and our growth and long-term success depends, in part, on our ability to expand our international sales and operations.

As our operations have expanded, we have established and currently maintain offices in the United States, Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, Netherlands, Romania and the United Kingdom. For the year ended December 31, 2023, we generated approximately 30% of our total revenue from customers outside of the U.S. As a result, we are subject to a number of risks, including:

- inflation and actions taken by central banks to counter inflation;

- foreign currency fluctuations and controls;
- international and regional economic, political and labor conditions, including any instability or security concerns abroad, such as uncertainty caused by economic sanctions, trade disputes, armed conflicts and wars, including the Russia-Ukraine and Israeli-Hamas wars;
- tax laws (including U.S. taxes on foreign subsidiaries);
- increased financial accounting and reporting burdens and complexities;
- changes in, or impositions of, legislative or regulatory requirements;
- changes in laws governing the free flow of data across international borders;
- failure of laws to protect our intellectual property rights adequately;
- inadequate local infrastructure and difficulties in managing and staffing international operations;
- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers;
- the imposition of governmental economic sanctions on countries in which we do business or where we plan to expand our business;
- costs and delays associated with developing products in multiple languages;
- operating in locations with a higher incidence of corruption and fraudulent business practices; and
- other factors beyond our control, such as terrorism, war, natural disasters, climate change and pandemics and resulting restrictions on business activity, which may vary significantly by region.

Some of our third-party business partners have international operations and are also subject to these risks, and our business may be harmed if such partners are unable to appropriately manage these risks. If sales to any of our customers outside of the Americas are reduced, delayed or canceled because of any of the above factors, our revenue may decline.

We have limited experience in operating in certain foreign jurisdictions and expect to continue to expand our relationship with international customers. Managing a global organization is difficult, time-consuming and expensive. Because of our limited experiences with international operations, any international efforts that we may undertake may not be successful in creating demand for our applications outside of the U.S. or in effectively selling subscriptions to our cloud offerings in all of the international markets that we enter.

Our sales cycles can be lengthy and variable, which may cause changes in our operating results.

Our sales cycle can vary substantially from customer to customer. A number of factors influence the length and variability of our sales cycles, including, for example:

- the need to educate potential customers about the uses and benefits of our applications;
- the duration of the commitment customers make in their agreements with us, which are typically one to three years;
- the discretionary nature of potential customers' purchasing and budget cycles and decisions;
- the competitive nature of potential customers' evaluation and purchasing processes;
- the functionality demands of potential customers;
- fluctuations in the software needs of potential customers;
- the announcement or planned introduction of new products by us or our competitors; and
- the purchasing approval processes of potential customers.

Our sales cycles can make it difficult to predict the quarter in which revenue from a new customer may first be recognized. We may incur significant sales and marketing expenses and invest significant time and effort in anticipation of a sale that may never occur or only occur in a smaller amount or at a later date than anticipated. Delays inherent to our sales cycles could cause significant variability in our revenue and operating results for any particular period.

The failure to timely and accurately implement Artificial Intelligence ("AI"), and other new technologies, successfully in our product offerings could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects, and also result in reputational harm or liability.

We currently incorporate AI capabilities into certain of our offerings, and our research into and continued development of, such capabilities remain ongoing. As with many innovations, AI presents risks, challenges, and potential unintended consequences that could affect its adoption, and therefore our business. Many generative AI solutions and implementations rely on third-parties, where ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to our customers, individuals or society. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. If we enable or offer AI solutions that result in (i) potential bias or inaccuracy, or (ii) a negative impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience competitive, brand, or reputational harm or legal and/or regulatory action.

However, failing to successfully adopt new technologies, including generative AI, may result in product offerings that are either unreliable or noncompetitive. If we are unable to develop and commercialize product offerings that are compatible with new technologies or competitors are successful in developing compatible technologies more quickly or efficiently than we can, our business, competitive position, results of operations, financial condition and prospects may be materially and adversely affected. Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges. While we aim to use AI ethically and attempt to identify and mitigate ethical or legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. The use of AI in our products and to support business operations carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary or sensitive information. Further, dependence on AI without adequate safeguards to make certain business decisions may introduce additional operational vulnerabilities by impacting our relationships with customers, partners, and suppliers; by producing inaccurate outcomes based on flaws in the underlying data; or other unintended results.

Further, incorporating AI may increase IP, cybersecurity, operational, data protection and technological risks and result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could materially and adversely affect our business, as AI is an emerging technology for which the legal and regulatory landscape is not fully developed (including potential liability for breaching intellectual property or privacy rights or laws). As a result of the complexity and rapid development of new technologies, it is not possible to predict all of the legal, operational or technological risks related to use of such technologies. Furthermore, new technologies, such as AI, are the subject of evolving review by various governmental and regulatory bodies and agencies, and changes in laws, rules, directives and regulations governing the use of such technologies may adversely affect the ability of our business to develop and use such technologies.

Perpetual license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.

Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses relating to our workflow automation and enterprise content management applications to new customers and additional licenses for such applications to existing customers. We generally recognize the license fee portion of the arrangement at the time of delivery. Perpetual licenses of our workflow automation and enterprise content management applications are sold through third-party resellers, and as such, the timing of sales of perpetual licenses is difficult to predict with the timing of recognition of associated revenue unpredictable. A material increase or decrease in the sale of perpetual licenses from period to period could produce substantial variation in the revenue we recognize. Accordingly, comparing our perpetual license revenue on a period to period basis may not be a meaningful indicator of a trend or future results.

We may be forced to change the prices we charge for our applications or the pricing models upon which they are based.

As the markets for our applications mature, or as competitors introduce products or services that compete with ours, including bundling competing offerings with additional products or services, we may be unable to attract new customers at the same price or based on the same pricing models as we have used historically. As a result, in the future we may be required to reduce our prices, which could adversely affect our financial performance. In addition, we may offer volume price discounts based on the number of seats purchased by a customer or the number of our applications purchased by a customer, which would effectively reduce the prices we charge for our applications. Also, we may be unable to renew existing customer agreements or enter into new customer agreements at the same prices or upon the same terms that we have historically, which could have a material adverse effect on our financial position.

Any disruption of service at the data centers that house our equipment and deliver our applications or with our hosting service providers could harm our business.

Our reputation and ability to attract, retain, and serve our customer is dependent upon the reliable performance of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, vendor limitations, computer viruses, computer denial of service attacks, or other attempts to harm these systems. Supply chain disruptions stemming from the Russia-Ukraine or Israeli-Hamas wars may harm our customers and suppliers and further complicate existing supply chain constraints. Interruptions in these systems, or with the Internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver application data to our customers. Service interruptions, errors in our software, or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our applications to existing and potential customers.

Our servers and those of third parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We have implemented security protocols within our applications; however, we have no assurance that our systems are completely secure. Our insurance does not cover expenses related to disruptions to our service or unauthorized access to our applications. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We primarily utilize communications and computer hardware systems operated by third-party Web hosting providers. In addition, we utilize third-party hosting services in connection with our business operations and have migrated most of our applications to third-party hosting platforms. Problems faced by us or our third-party hosting providers, including technological or business-related disruptions, could adversely impact the experience of our customers.

Actual or perceived security vulnerabilities in our solutions and services or cyberattacks on our networks could have a material adverse impact on our business, results of operations and financial condition.

Our applications involve the storage and transmission of our customers' proprietary and confidential information, including personal or identifying information regarding their employees and customers and are subject to attempted cyberattacks. Any security breaches, unauthorized access, unauthorized usage, virus, or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations, or other liabilities. If our security measures or those of our third-party software providers and data centers are breached as a result of third-party action, employee error, malfeasance or otherwise, resulting in unauthorized access to customer data, our reputation will be damaged, our business may suffer, and we could incur significant liability. Unauthorized parties may attempt to misappropriate or compromise our confidential information or that of third parties, create system disruptions, product or service vulnerabilities or cause shutdowns. These perpetrators of cyberattacks also may be able to develop and deploy viruses, worms, malware and other malicious software programs that directly or indirectly attack our products, services or infrastructure (including our third party cloud service providers). Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect not to renew or upgrade their subscriptions, result in reputational damage, or subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our operating results. In addition, to the extent we are diverting our resources to address and mitigate these vulnerabilities, it may hinder our ability to deliver and support our solutions and customers in a timely manner. Despite our efforts to build secure services, we can make no assurance that we will be able to detect, prevent, timely and adequately address, or mitigate the negative effects of cyberattacks or other security breaches.

Our success depends on our ability to adapt to technological change and continue to innovate.

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications, including without limitation AI in its multiple forms. Our ability to attract new customers and increase revenue from existing customers will depend, in large part, on our ability to develop or acquire new applications and enhance and improve existing applications. To achieve market acceptance for our applications, we must effectively anticipate and offer applications that meet changing customer demands in a timely manner. Customers may require features and capabilities not offered by our current applications. We may experience difficulties that could delay or prevent our development, acquisition, or implementation of new applications and enhancements.

If we are unable to successfully develop or acquire new software capabilities and functionality, enhance our existing applications to anticipate and meet customer preferences, sell our applications into new markets, or adapt to changing industry standards in software, our revenue and results of operations would be adversely affected.

If our applications contain serious errors or defects, we may lose revenue and market acceptance, and we may incur costs to defend or settle product-related claims.

Complex software applications such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Our current and future applications may contain serious defects.

The costs incurred in correcting any material errors or defects might be substantial and could adversely affect our operating results. Although our customer agreements typically contain provisions designed to limit our exposure to certain of the claims above, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a breach of warranty or other claim brought against us would likely be a distraction to management, time-consuming and costly to resolve, and could seriously damage our reputation in the marketplace, making it harder for us to sell our applications. Additionally, our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all, and our policy may not cover all claims made against us. Further, defending a suit, regardless of its merit, could be costly and divert management's attention.

If we fail to integrate our applications with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our applications available on mobile and other handheld devices, our applications may become less marketable, less competitive or obsolete, and our operating results could be harmed.

Our applications integrate with a variety of other software applications, and also with competing and adjacent third-party offerings. We need to continuously modify and enhance our platform to adapt to changes in cloud-enabled hardware, software, networking, browser and database technologies. Any failure of our applications to integrate effectively with other software applications and product offerings could reduce the demand for our applications or result in customer dissatisfaction and harm to our business. If we are unable to respond to changes in the applications and tools with which our applications integrate in a cost-effective manner, our applications may become less marketable, less competitive, or obsolete. Competitors may also impede our attempts to create integration between our applications and competitive offerings, which may decrease demand for our applications. In addition, an increasing number of individuals within organizations are utilizing devices other than personal computers, such as mobile phones, tablets and other handheld devices, to access the Internet and corporate resources and to conduct business. If we cannot effectively make our applications available on these devices, we may experience difficulty attracting and retaining customers.

Our use of open source software could negatively affect our ability to sell our applications and subject us to possible litigation.

A portion of our applications incorporate open source software, and we expect to continue to incorporate open source software in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary software may be uncertain. Moreover, we cannot provide any assurance that we have not incorporated additional open source software in our applications in a manner that is inconsistent with the terms of the license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our applications that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our applications that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our applications. In addition, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming infringement due to the reliance by our applications on certain open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our applications.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have historically experienced seasonality in terms of when we enter into customer agreements. We sign a significantly higher percentage of agreements with new customers, and renew agreements with existing customers, in the fourth quarter of each calendar year as our customers tend to follow budgeting cycles at the end of the calendar year. Our cash flow from operations has historically been higher in the first quarter of each calendar year than in other quarters. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we defer revenue recognition. In addition, seasonality may be difficult to observe in our financial results during periods in which we acquire businesses, as such results typically are most significantly impacted by such acquisitions. We expect this seasonality

to continue, or possibly increase in the future, which may cause fluctuations in our operating results and financial metrics. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in our industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. We do not have a significant patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation and may not have adequate insurance coverage for these types of actions. If we sue to enforce our rights or are sued by a third-party that claims that our applications infringe its rights, the litigation could be expensive and could divert our management resources. Moreover, our acquisition strategy could expose us to additional risk of intellectual property litigation as we acquire new businesses with diverse software offerings and intellectual property assets.

In addition, in most instances, we have agreed to indemnify our customers against claims that our applications infringe the intellectual property rights of third parties. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using applications that incorporate the intellectual property that we allegedly infringe;
- make substantial payments for legal fees, settlement payments or other costs or damages;
- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or
- redesign the allegedly infringing applications to avoid infringement, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.

Our success and ability to compete depend, in part, upon our intellectual property. We seek to protect the source code for our proprietary software and other proprietary technology and information under a combination of copyright, trade secrets, and patent law, and we seek to protect our brands through trademark law. Our policy is to enter into confidentiality agreements, or agreements with confidentiality provisions, with our employees, consultants, vendors, and customers, and to control access to our software, documentation, and other proprietary information. Despite these precautions, it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our applications or to obtain and use information that we regard as proprietary. Policing unauthorized use of our applications is difficult, and we are unable to determine the extent to which piracy of our software exists or will occur in the future. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming, and distracting to management, result in a diversion of resources or the narrowing or invalidation of portions of our intellectual property, and have a material adverse effect on our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant's own intellectual property. These steps may be inadequate to protect our intellectual property. Third parties may challenge the validity or ownership of our intellectual property, and these challenges could cause us to lose our rights, in whole or in part, to such intellectual property or narrow its scope such that it no longer provides meaningful protection. We will not be able to

protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our applications may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer, and use of our applications and proprietary technology or information may increase.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, our business, brands, operating results and financial condition could be materially harmed.

We rely on third-party software that is required for the development and deployment of our applications, which may be difficult to obtain or which could cause errors or failures of our applications.

We rely on software licensed from or hosted by third parties to offer our applications. In addition, we may need to obtain licenses from third parties to use intellectual property associated with the development of our applications, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development, maintenance, and delivery of our applications could result in delays in the provision of our applications until equivalent technology is either developed by us or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our applications, which could harm our business.

Market Risks

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs and frequent introductions of new applications. The intensity and nature of our competition varies significantly across our family of software applications. Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets, and significantly greater resources than we do. Some of our smaller competitors may offer applications on a stand-alone basis at a lower price than our price due to lower overhead or other factors, while some of our larger competitors may offer applications at a lower price in an attempt to cross-sell additional products in the future or retain a customer using a different application.

We believe there are a limited number of direct competitors that provide a comprehensive software offering. However, we face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based work management software vendors that may address one or more of the functional elements of our applications, but are not designed to address a broad range of software needs. In addition, we face competition from manual processes and traditional tools, such as paper-based techniques, spreadsheets, and email.

If our competitors' products, service, or technologies become more accepted than our software applications, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, our revenues could be adversely affected.

Mergers of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenue.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. In order to take advantage of customer demand for cloud-based software applications, vendors of legacy systems are expanding their cloud-based software applications through acquisitions and internal development. A potential result of such expansion is that certain of our current or potential competitors may be acquired by third parties with greater available resources and the ability to further invest in product improvements and initiate or withstand substantial price competition. Our competitors also may establish or strengthen cooperative relationships with our current or future value-added resellers, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our applications. Disruptions in our business caused by these events could reduce our revenue.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline, and you may lose part or all of your investment.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Accordingly, the results of any one quarter may not fully reflect the underlying performance of our business and should not be relied upon as an indication of future performance. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

Financial Risks

We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders. We may seek to renegotiate or refinance our loan facility, and we may be unable to do so on acceptable terms or at all.

We have funded our operations since inception primarily through equity financings, cash from operations, and cash available under our loan facility. We may need to raise funds in the future, for example, to expand our business, acquire complementary businesses, develop new technologies, respond to competitive pressures, or react to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships, or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance, and investor interest. In addition, under the terms of our Series A Preferred Stock, holders of our Series A Preferred Stock have certain approval rights over additional financings. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, reducing our product-development efforts, or foregoing acquisitions. If we succeed in raising additional funds through the issuance of equity or convertible securities, it could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences, and privileges senior to those of the holders of our common stock. In addition, any debt financing obtained by us in the future or issuance of preferred stock could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. For example, our Series A Preferred Stock contains a number of restrictive covenants. See "*—Risks Related to Our Common Stock*." Additionally, we may need to renegotiate the terms of our loan facility, and our lender may be unwilling to do so, or may agree to such changes subject to additional restrictive covenants on our operations and ability to raise capital.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations and interest expense to increase significantly.

At December 31, 2023, the total outstanding indebtedness under our Credit Facility (as defined herein) was $482.1 million.

Interest rates may remain at existing levels or may further increase in the near term which could cause our debt service obligations and interest expense to increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, could correspondingly decrease.

We have floating-to-fixed interest rate swap agreements in order to reduce interest rate volatility in connection with $258.5 million of the outstanding term debt on our Credit Facility, but $223.5 million of our outstanding term debt and all our $60.0 million Revolver (as defined herein), which remains undrawn, are not currently subject to any interest rate instruments.

Our Credit Facility contains operating and financial covenants that may restrict our business and financing activities.

Our obligations under our Credit Facility are secured by a security interest in substantially all of our assets and assets of the co-borrowers' and of any guarantors, including intellectual property. The terms of the Credit Facility limit, among other things, our ability to

- Incur additional indebtedness or guarantee indebtedness of others;
- Create liens on their assets;
- Make investments, including certain acquisitions;
- Enter into mergers or consolidations;
- Dispose of assets;
- Pay dividends and make other distributions on the Company's capital stock, and redeem and repurchase the Company's capital stock;

- Enter into transactions with affiliates; and
- Prepay indebtedness or make changes to certain agreements.

Furthermore, the Credit Facility requires us and our subsidiaries to comply with certain financial covenants if greater than 35% of revolving credit facility is drawn. The operating and other restrictions and covenants in the Credit Facility, and in any future financing arrangements that we may enter into, may restrict our ability to finance our operations, engage in certain business activities, or expand or fully pursue our business strategies, or otherwise limit our discretion to manage our business. Our ability to comply with these restrictions and covenants may be affected by events beyond our control, and we may not be able to meet those restrictions and covenants. A breach of any of the restrictions and covenants could result in a default under the loan facility or any future financing arrangements, which could cause any outstanding indebtedness under the loan facility or under any future financing arrangements to become immediately due and payable, and result in the termination of commitments to extend further credit.

Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.

Our customers are generally invoiced in the currency of the country in which they are located. In addition, we incur a portion of our operating expenses in foreign currencies, including Australian dollars, British pounds, Canadian dollars, Indian Rupees, Euros and Israeli New Shekels, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. As a result, we are exposed to foreign exchange rate fluctuations as the financial results of our international operations and our revenue and operating results could be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and that our independent registered public accounting firm issue an attestation report annually regarding the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal controls over financial reporting in the past and if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis, and our financial statements may be materially misstated. We may need additional finance and accounting personnel with certain skill sets to assist us with the reporting requirements we will encounter as a public company and to support our anticipated growth. In addition, implementing internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete.

If we identify material weaknesses in our internal controls over financial reporting, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports; the market price of our common stock could be negatively affected; and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2023, the Company had total net operating loss carryforwards of approximately $304.2 million consisting of $256.0 million and $48.2 million related to the U.S. federal and foreign net operating loss carryforwards, respectively. In addition, as of December 31, 2023, the Company had research and development credit carryforwards of approximately $4.0 million. The U.S. federal net operating loss and credit carryforwards will expire beginning in 2024, if not utilized. The annual limitation will result in the expiration of approximately $155.0 million of U.S. federal net operating losses and $4.0 million of credit carryforwards before utilization. $48.0 million of foreign net operating loss carryforwards carry forward indefinitely, and the remainder will expire beginning in 2041.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Based on analysis of acquired net operating losses and credits, utilization of our net operating losses and research and development credits will be subject to annual limitations. The

annual limitation will result in the expiration of $155.0 million of federal net operating losses and $4.0 million of research and development credit carryforwards before utilization. In the event that it is determined that we have in the past experienced additional ownership changes, or if we experience one or more ownership changes as a result of future transactions in our stock, then we may be further limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, and operating results. As noted below, we entered into a Tax Benefit Preservation Plan in an effort to preserve our net operating loss carryforwards but cannot ensure that the plan will provide for full or partial utilization of our net operating losses.

We may be required to record charges to future earnings if our Goodwill or Intangible Assets become impaired.

Accounting principles generally accepted in the United States of America ("GAAP") require us to assess Goodwill for impairment at least annually. In addition, we assess our Goodwill and Intangible Assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Depending on the results of our review, we could be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets were determined, negatively impacting our results of operations. See "*Note 5. Goodwill and Other Intangible Assets*" in the notes to our consolidated financial statements for more information regarding our first quarter 2023 and fourth quarter 2022 Goodwill impairments.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Legal and Regulatory Risks

Unanticipated challenges by tax authorities could harm our future results.

We are subject to income taxes in the United States and various non-U.S. jurisdictions. We may be subject to income tax audits by various tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of cloud-based companies. The application of tax laws in such jurisdictions may be subject to diverging and sometimes conflicting interpretations by tax authorities in these jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

Taxing authorities may successfully assert that we should have collected or, in the future, should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We have not historically filed sales and use tax returns or collected sales and use taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. While operations of these jurisdictions are managed based on our interpretation of local regulations, a change in regulations or interpretations of legislation may result in an obligation that we are not aware of. Taxing authorities may seek to impose such taxes on us, including for past sales, which could result in penalties and interest. Any such tax assessments may adversely affect the results of our operations.

Our operating results could be adversely affected by an increase in our effective tax rate as a result of U.S. and foreign tax law changes, outcomes of current or future tax examinations, or by material differences between our forecasted and actual effective tax rates.

Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions, with a significant amount of our foreign earnings generated by our subsidiaries organized in Australia, Canada, Ireland and the United Kingdom. Any significant change in our future effective tax rates could adversely impact our results of operations for future periods. Our future effective tax rates could be adversely affected by the following:

- changes in tax laws or the interpretation of such tax laws as applied to our business and corporate structure in the United States, Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, the Netherlands, Romania and the United Kingdom, or other international locations where we have operations;
- earnings being lower than anticipated in countries where we are taxed at lower rates as compared to the United States federal and state statutory tax rates;
- an increase in expenses not deductible for tax purposes;
- changes in tax benefits from stock-based compensation;
- changes in the valuation allowance against our deferred tax assets;
- changes in judgment from the evaluation of new information that results in a recognition, derecognition or change in measurement of a tax position taken in a prior period;
- increases to interest or penalty expenses classified in the financial statements as income taxes;
- new accounting standards or interpretations of such standards; or
- results of examinations by the Internal Revenue Service (“IRS”), state, and foreign tax or other governmental authorities.

The IRS and other tax authorities regularly examine our income tax returns and other non-income tax returns, such as payroll, sales, use, value-added, net worth or franchise, property, goods and services, consumption, import, stamp, and excise taxes, in both the United States and foreign jurisdictions. The calculation of our provision for income taxes and our accruals for other taxes requires us to use significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of our provision for income taxes, we regularly assess the potential settlement outcomes resulting from income tax examinations. However, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty. In addition, we cannot be certain that such amount will not be materially different from the amount that is reflected in our historical income tax provisions and accruals for other taxes. Should the IRS or other tax authorities assess additional taxes, penalties or interest as a result of a current or a future examination, we may be required to record charges to operations in future periods that could have a material impact on our results of operations, financial position or cash flows in the applicable period or periods.

Forecasts of our annual effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of estimating our annual income or loss, the mix of profits and losses earned by us and our subsidiaries in tax jurisdictions with a broad range of income tax rates, as well as benefits from available deferred tax assets, the impact of various accounting rules, our interpretations of changes in tax laws and results of tax audits. Forecasts of our annual effective tax rate do not include the anticipation of future tax law changes. In addition, we report for certain tax benefits from stock-based compensation in the period the stock compensation vests or is settled, which may cause increased variability in our quarterly effective tax rates. If there were a material difference between forecasted and actual tax rates, it could have a material impact on our results of operations.

Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.

The U.S. Tax Cuts and Jobs Act (the “Tax Act”) was enacted in December 2017 and significantly affected U.S. tax law by changing how the United States imposes income tax on multinational corporations. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations. As additional interpretative guidance is issued by the applicable authorities, we may need to revise our provision (benefit) for income taxes in future periods. These revisions could materially affect our results of operations, cash flow and financial position.

Further, the Inflation Reduction Act of 2022 was enacted in August 2022, which contained provisions effective January 1,

2023, including a 15% corporate alternative minimum tax and a 1% excise tax on certain stock repurchases by public corporations, both of which we do not expect to have a material impact on our results of operations, financial condition or cash flows. While we do not anticipate these changes to be significant, these revisions could materially affect our results of operations, cash flow and financial position.

Tax laws, regulations, and administrative practices in various jurisdictions are evolving and may be subject to significant changes due to economic, political and other conditions. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Governments are increasingly focused on ways to increase tax revenues, particularly from multinational corporations, which may lead to an increase in audit activity and harsher positions taken by tax authorities. We are currently subject to tax audits in various jurisdictions and these jurisdictions may assess additional tax liabilities against us.

The Organisation for Economic Co-operation and Development ("OECD"), an international association of countries, including the United States, released the final reports from its Base Erosion and Profit Shifting ("BEPS") Action Plans, which aim to standardize and modernize global tax policies. The BEPS Action Plans propose revisions to numerous tax rules, including country-by-country reporting, permanent establishment, hybrid entities and instruments, transfer pricing, and tax treaties. The BEPS Action Plans have been or are being enacted by countries where we have operations. The European Commission ("EC") has conducted investigations in multiple countries focusing on whether local country tax rulings provide preferential tax treatment that violates European Union state aid rules and concluded that certain countries, including Ireland, have provided illegal state aid in certain cases. The EC and OECD have also been evaluating new rules on the taxation of the digital economy to provide greater taxing rights to jurisdictions where customers or users are located and to address additional base erosion and profits shifting issues. In addition, many countries have recently introduced new laws or proposals to tax digital transactions. These developments in tax laws and regulations, and compliance with these rules, could have a material adverse effect on our operating results, financial position and cash flows.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct integrated operations internationally through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries and between our subsidiaries and us. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Such reallocations may subject us to interest and penalties that would increase our consolidated tax liability, and could adversely affect our financial condition, results of operations, and cash flows.

New laws and increasing levels of regulation in the areas of privacy and protection of user data could harm our business

The regulatory framework for privacy and data security matters around the world is rapidly evolving and is likely to remain volatile for the foreseeable future. We are subject to privacy and data security obligations in the United States, United Kingdom, European Union and other foreign jurisdictions relating to the collection, use, sharing, retention, security, transfer and other handling of personal data about individuals, including our users and employees around the world. Data protection, consumer protection and privacy laws may differ, conflict and be interpreted and applied inconsistently, from country to country. In many cases, these laws apply not only to user data, employee data and third-party transactions, but also to transfers of personal data between or among ourselves, our subsidiaries, and other parties with which we have commercial relations, in addition to methods of communication and consent for such communication. These laws continue to develop in the U.S. and around the globe, including through regulatory and legislative action and judicial decisions, in ways we cannot predict and that may harm our business. For example, a new Quebec data protection law took effect in September 2023, and updates to Canadian federal privacy legislation are pending. India passed the Digital Personal Data Protection Act in 2023. In addition, the United States, through the Federal Communications Commission, recently implemented new lead generation "robot-text" and "robo-calls" regulations under the Telephone Consumer Protection Act (TCPA). As the particulars of these regulations are unknown at this time, these new consumer protection regulations could impact our organization's corporate go-to-market sales initiatives, as well as certain feature sets in our current product stack.

Any failure to comply with applicable laws, regulations or contractual obligations may harm our business, results of operations and financial condition. If we are subject to an investigation or litigation or suffer a breach of security of personal data, we may incur costs or be subject to forfeitures and penalties that could reduce our profitability. In addition, compliance

with these laws may restrict our ability to provide services to our customers that they may find to be valuable. For example, the General Data Protection Regulation ("GDPR") became effective in May 2018. The GDPR, which applies to personal data collected in the context of all of our activities conducted from an establishment in the European Union, related to products and services offered to individuals in the European Union or related to the monitoring of individuals' behavior in Europe, imposes a range of significant compliance obligations regarding the handling of personal data. Actions required to comply with these obligations depend in part on how particular and strict regulators interpret and apply them. If we fail to comply with the GDPR, or if regulators assert we have failed to comply with the GDPR, we may be subject to, for example, regulatory enforcement actions, that can result in monetary penalties of up to 4% of our annual worldwide revenue or EUR 20 million (whichever higher), private lawsuits, class actions, regulatory orders to stop processing and delete data, and reputational damage. In June 2021, the European Commission published new versions of the Standard Contractual Clauses, which are used as a legal cross-border mechanism allowing companies to transfer/allow access to personal data outside the European Economic Area. Use of the previous versions of the Standard Contractual Clauses is no longer allowed and all contracts that include the earlier versions should have been amended to replace them with the new versions by December 27, 2022. Also in June 2021, the European Data Protection Board finalized its recommendations regarding supplemental transfer measures to protect personal data during cross-border transfers. We must incur costs and expenses to comply with the new requirements, which may impact the cross-border transfer of personal data throughout our organization and to/from third parties.

In the United States, at least thirteen states have adopted generally applicable and comprehensive privacy laws. These new and developing state laws provide a number of new privacy rights for residents of these states and impose corresponding obligations on organizations doing business in these states. Not only do these laws require that we make new disclosures to consumers, business contacts, employees, job applicants and others about our data collection, use and sharing practices, but they also require that we provide new rights, such as the rights to access, delete and correct personal data. While the California Consumer Privacy Act (the "CCPA") became effective in 2020, it has already been amended significantly, and compliance with the amended law, the California Privacy Protection Act (the "CPRA") was required as of January 2023. Compliance with the other states' laws will be required at different times during 2023. In addition, a number of other U.S. states are considering adopting laws and regulations imposing obligations regarding the handling of personal data. Compliance with the GDPR, the new state laws, and other current and future applicable U.S. and international privacy, data protection, cybersecurity, artificial intelligence and other data-related laws can be costly and time-consuming. Complying with these varying requirements could cause us to incur substantial costs and/or require us to change our business practices in a manner adverse to our business. Violations of data and privacy-related laws can result in significant penalties.

Australia recently amended its Privacy Act, increasing the maximum penalties available for serious or repeated data breaches from AUS 2.2 million to the greater of: (i) AUS 50 million; (ii) three times the value of any benefit obtained through misuse of the information; or (iii) 30% of a company's adjusted turnover in the relevant period.

We also may be bound by additional, more stringent contractual obligations relating to our collection, use and disclosure of personal data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or security related organizations that require compliance with their rules pertaining to privacy and data protection.

We post on our websites our privacy notices and practices concerning the collection, use, sharing, disclosure, deletion and retention of our user data. Any failure, or perceived failure, by us to comply with our posted privacy notices or with any regulatory requirements or orders or other federal, state or international privacy -related laws and regulations, including the GDPR, CCPA and CPRA, could result in proceedings or actions against us by governmental entities or others (e.g., class action plaintiffs), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business. We may also experience security breaches and likely will in the future, which themselves may result in a violation of these laws and give rise to regulatory enforcement and/or private litigation.

Any failure to comply with governmental export and import control laws and regulations could adversely affect our business.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our applications are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. Exports of our applications must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-

consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. In addition, changes in our applications or changes in applicable export or import regulations may create delays in the introduction and sale of our applications in international markets, prevent our customers with international operations from deploying our applications, or, in some cases, prevent the export or import of our applications to certain countries, governments, or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our applications, or in our decreased ability to export or sell our applications to existing or potential customers with international operations. Any decreased use of our applications or limitation on our ability to export or sell our applications would likely adversely affect our business.

Furthermore, we incorporate encryption technology into certain of our applications. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our applications or could limit our customers' ability to implement our applications in those countries. Encrypted applications and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our applications, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our applications, including with respect to new releases of our applications, may create delays in the introduction of our applications in international markets, prevent our customers with international operations from deploying our applications throughout their globally-distributed systems or, in some cases, prevent the export of our applications to some countries altogether.

Moreover, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments, and persons that are subject to U.S. economic embargoes and trade sanctions. Even though we take precautions to prevent our applications from being shipped or provided to U.S. sanctions targets, our applications and services could be shipped to those targets or provided by third parties despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm.

Risks Related to Ownership of Our Common Stock

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If few analysts commence coverage of us, the trading price of our stock would likely decrease if one or more of the analysts covering our business downgrade their evaluation of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline. Furthermore, if our operating results fail to meet analysts' expectations our stock price would likely decline.

Because we do not expect to pay any dividends on our common stock for the foreseeable future, our investors may never receive a return on their investment.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay cash dividends is currently limited by the terms of our existing Credit Facility (as defined herein), which prohibits our payment of dividends on our capital stock without prior consent, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our board of directors or management and, therefore, depress the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated, will contain provisions that may depress the market price of our common stock by acting to discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or

remove members of our board of directors or our management. These provisions include the following:

- our certificate of incorporation provides for a classified board of directors with staggered three-year terms so that not all members of our board of directors are elected at one time;
- directors may be removed by stockholders only for cause;
- our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
- special meetings of our stockholders may be called only by our Chief Executive Officer, our board of directors or holders of not less than the majority of our issued and outstanding capital stock limiting the ability of minority stockholders to take certain actions without an annual meeting of stockholders;
- our stockholders may not act by written consent unless the action to be effected and the taking of such action by written consent are approved in advance by our board of directors and, as a result, a holder, or holders, controlling a majority of our capital stock would generally not be able to take certain actions without holding a stockholders' meeting;
- our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates;
- stockholders must provide timely notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at an annual meeting of stockholders and, as a result, these provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and
- our board of directors may issue, without stockholder approval, shares of undesignated preferred stock, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock from engaging in certain business combinations with us.

Any provision of our certificate of incorporation and bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock. The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Pursuant to the terms of the Purchase Agreement (as defined herein), we have issued shares of our Series A Preferred Stock that ranks senior to our common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up and has additional corporate governance rights.

On July 14, 2022, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with Ulysses Aggregator, LP (the "Purchaser"), an affiliate of HGGC, LLC, to issue and sell at closing 115,000 shares of Series A Preferred Stock of the Company, par value $0.0001 per share, at a price of $1,000 per share (the "Initial Liquidation Preference") for an aggregate purchase price of $115.0 million. As of December 31, 2023, we had 115,000 shares of newly designated Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to dividends payable quarterly in arrears, which may be paid, at our option, in cash or by increasing the Liquidation Preference (as defined below) of each share of Series A Preferred Stock by the amount of the applicable dividend. The holders of Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") will be entitled to dividends (i) at the rate of 4.5% per annum until but excluding the seven year anniversary of the Closing, and (ii) at the rate of 7% per annum on and after the seven year anniversary of the Closing. Our ability to pay cash dividends is subject to the restrictions under our existing credit agreement. The Series A Preferred Stock has no mandatory conversion feature and is a perpetual security. Although we have the ability to redeem the shares of Series A Preferred Stock beginning on the date that is seven years from the Closing date, we may be unable to do so at that time, and we will be forced to pay the higher dividend rate of 7% per annum until the time that the holders of Series A Preferred Stock convert their shares into shares of common stock or we obtain sufficient capital to redeem the Series A Preferred Stock.

The Series A Preferred Stock ranks senior to our common stock with respect to distribution rights and rights upon our

liquidation, dissolution or winding up, on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock with respect to distribution rights and rights upon our upon liquidation, dissolution or winding up, junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock with respect to distribution rights and rights upon our upon liquidation, dissolution or winding up and junior in right of payment to our existing and future indebtedness. Further, upon our liquidation, dissolution or winding up, holders of our Series A Preferred Stock will receive a distribution of our available assets before common stockholders in an amount equal to (i) the Initial Liquidation Preference, plus (ii) any accrued and unpaid dividends on such share of Series A Preferred Stock to, but excluding, the date of payment of such amounts (the "Liquidation Preference").

The holders of Series A Preferred Stock generally are entitled to vote with the holders of our common stock on all matters submitted for a vote of holders of our common stock (voting together with the holders of our common stock as one class) on an as-converted basis. In addition, so long as the Purchaser and its affiliates beneficially own in the aggregate at least 5% of the shares of our common stock on a fully diluted basis including the shares of common stock issuable upon conversion of shares of Series A Preferred Stock, the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a single class, are entitled to nominate and elect one individual to serve on our board of directors. In addition, the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, will have the right to elect, for so long as the Purchaser and its affiliates own in the aggregate at least 10% of the shares of Series A Preferred Stock (or common stock into which it is convertible) outstanding as of the Closing, one non-voting observer to our board of directors. Such governance rights may grant the holders of our Series A Preferred Stock additional control rights, which may impact our ability to run our business, and may adversely affect the trading price of our common stock. Upon issuance of the Series A Preferred Stock, holders of our common stock will experience dilution of both economic and voting rights, and, because we may pay dividends in kind by increasing the liquidation value of each share of Series A Preferred Stock, holders of common stock will be further diluted at each regular dividend payment date.

The fundamental change redemption feature of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company.

Upon a "Fundamental Change" (involving a change of control as further described in the certificate of designation governing our Series A Preferred Stock), each holder of Series A Preferred Stock shall have the right to require us to redeem all or any part of the holder's Series A Preferred Stock for an amount equal to greater of (i) the sum of 105% of the Liquidation Preference and a customary make-whole amount, and (ii) the amount that such Holder would have received had such Holder, immediately prior to such "Fundamental Change," converted the Holder's Series A Preferred Stock into common stock, without regard to the Issuance Limitation. The mandatory redemption option conferred to holders of our Series A Preferred Stock upon certain events constituting a Fundamental Change (involving a change of control) under the Series A Preferred Stock, may have the effect of discouraging a third party from making an acquisition proposal for our company or of delaying, deferring or preventing certain change of control transactions of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

Our Board has adopted a Tax Benefit Preservation Plan, which may not protect the future availability of the Company's tax assets in all circumstances and which could delay or discourage takeover attempts that some shareholders may consider favorable.

As of December 31, 2023, we had approximately $304.2 million of NOLs as well as other tax attributes that could be available in certain circumstances to reduce future U.S. corporate income tax liabilities. Pursuant to Section 382 ("Section 382") of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations issued thereunder, a corporation that undergoes an "ownership change" is subject to limitations on its use of its existing NOL and interest expense carryforwards and certain other tax attributes (collectively, "Tax Assets"), which can be utilized in certain circumstances to offset future U.S. tax liabilities. Generally, an "ownership change" occurs if the percentage of the Company's stock owned by one or more "five percent stockholders" increases by more than fifty percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last "ownership change" experienced by the Company. In the event of such an "ownership change," Section 382 imposes an annual limitation on the amount of post-change taxable income a corporation may offset with pre-change Tax Assets. Similar rules apply in various U.S. state and local jurisdictions. However, with respect to the substantial majority of our Tax Assets, while we have in recent years experienced significant changes in the ownership of our stock, we do not believe we have undergone an "ownership change" that would limit our ability to use these Tax Assets. However, there can be no assurance that the Internal Revenue Service will not challenge this position.

On May 2, 2023, our Board of Directors authorized and declared a dividend of one preferred stock purchase right for each outstanding share of Common Stock. See "*Note 11. Stockholders' Equity"* for additional information on the terms and

operation of the Plan. By adopting the Plan, the Board of Directors is seeking to protect the Company's ability to use its NOLs and other tax attributes to offset potential future income tax liabilities. The Company's ability to use such NOLs and other tax attributes would be substantially limited if the Company experiences an "ownership change," as defined in Section 382. The Plan is intended to make it more difficult for the Company to undergo an ownership change by deterring any person from acquiring 4.9% or more of the outstanding shares of stock without the approval of the Board of Directors. However, there can be no assurance that the Plan will prevent an "ownership change" from occurring for purposes of Section 382, and events outside of our control and which may not be subject to the Plan, such as sales of our stock by certain existing shareholders, may result in such an "ownership change" in the future. While we currently have a full valuation allowance against our NOLs and other historic Tax Assets for financial accounting purposes, if we have undergone or in the future undergo an ownership change that applies to our Tax Assets, our ability to use these Tax Assets could be substantially limited after the ownership change, and this limit could have a substantial adverse effect on our cash flows and financial position. The Plan will expire on May 1, 2024, but we may adopt a new tax benefit preservation plan after the expiration of the Plan.

While the Plan is not,and a future tax benefit preservation plan will not be, principally intended to prevent a takeover, it may have an anti-takeover effect because an "acquiring person" thereunder may be diluted upon the occurrence of a triggering event. Accordingly, the Plan or a future tax benefit preservation plan may complicate or discourage a merger, tender offer, accumulations of substantial blocks of our stock, or assumption of control by a substantial holder of our securities. The Plan or a future tax benefit preservation plan should not interfere with any merger or other business combination approved by the Board of Directors. Because the Board of Directors may consent to certain transactions, the Plan gives, and a future tax benefit preservation plan is expected to give, our Board of Directors significant discretion to act in the best interests of shareholders.

We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term stockholder value.

On September 1, 2023 and October 31, 2023, the Board of Directors authorized the Stock Repurchase Plan (as defined in *Note 13. Stockholders' Equity*) in the aggregate amount of up to $15,000,000 and $10,000,000, respectively, for a total of $25,000,000 authorized, which allows the Company to repurchase shares of its issued and outstanding Common Stock, from time to time in the open market or otherwise including pursuant to a Rule 10b5-1 trading plan and in compliance with Rule10b-18 under the Exchange Act.

Our repurchase program does not have an expiration date and we are not obligated to repurchase a specified number or dollar value of shares. Further, our stock repurchase program may be accelerated, suspended, delayed or discontinued at any time. Even if fully implemented, our stock repurchase program may not enhance long-term stockholder value. In addition, the Inflation Reduction Act, signed into law on August 16, 2022, imposes an excise tax of 1% (potentially increasing to 4% under certain U.S. tax proposals) on certain corporate stock repurchases.

As of December 31, 2023, we have repurchased 3,245,100 shares of our common stock for a total cost of $14.2 million, inclusive of commissions and excise tax.

General Risks

An epidemic, pandemic or contagious disease and measures intended to prevent the spread of such an event could adversely affect our business, results of operations and financial condition.

We face risks related to an epidemic, pandemic or contagious disease which has impacted, and in the future could impact, the markets in which we operate and could have a material adverse effect on our business, results of operations and financial condition. The impact of an epidemic, pandemic or other health crisis and measures to prevent the spread of such an event could materially and adversely affect our business in a number of ways. For example, existing and potential customers may choose to reduce or delay technology spending in response, or attempt to renegotiate contracts and obtain concessions, which could materially and negatively impact our operating results, financial condition and prospects.

Adverse economic conditions may reduce our customers' ability to spend money on information technology or software, or our customers may otherwise choose to reduce their spending on information technology or software, which may adversely impact our business.

Our business depends on the overall demand for information technology and software spend and on the economic health of our current and prospective customers. If worldwide economic conditions become unstable, including as a result of protectionism and nationalism, other unfavorable changes in economic conditions, such as inflation, rising interest rates, a U.S. government default on its obligations or a recession, and other events beyond our control, such as economic sanctions, natural disasters, results of global epidemics, pandemics, or contagious diseases, political instability, and armed conflicts and wars, such as the Russia-Ukraine and Israeli-Hamas wars, then our existing customers and prospective customers may re-

evaluate their decision to purchase our applications. Weak global economic conditions or a reduction in information technology or software spending by our customers could harm our business in a number of ways, including longer sales cycles and lower prices for our applications.

The market price of our common stock may be volatile, which could result in substantial losses for investors.

The market price of our common stock could be subject to significant fluctuations. Some of the factors that may cause the market price of our common stock to fluctuate include:

- actual or anticipated changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;
- price and volume fluctuations in the overall equity markets from time to time;
- significant volatility in the market price and trading volume of comparable companies;
- changes in the market perception of software generally or in the effectiveness of our applications in particular;
- disruptions in our services due to computer hardware, software or network problems;
- announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;
- announcements of new customer agreements or upgrades and customer downgrades or cancellations or delays in customer purchases;
- litigation involving us;
- our ability to successfully consummate and integrate acquisitions;
- investors' general perception of us;
- recruitment or departure of key personnel;
- sales of our common stock by us or our stockholders;
- fluctuations in the trading volume of our shares or the size of our public float; and
- general economic, legal, industry and market conditions and trends unrelated to our performance.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. If we were to become involved in securities litigation, it could result in substantial costs, divert management's attention and resources from our business and adversely affect our business.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity represents a critical component of the Company's overall approach to risk management. Our customers expect us to protect their data and the impact of not doing so has financial, reputational, and regulatory implications. Disruptions caused by cyberattacks, data breaches, or system compromises can impact our business operations and financial performance. The Company maintains a global presence, with cybersecurity threat operations functioning 24/7 with the specific goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with established plans.

Cybersecurity risks are among the core enterprise risks that are subject to oversight by the Company's Audit Committee and ultimately, the Board of Directors (the "Board") where that oversight and review takes place at a regular cadence. The Company's Security & Compliance Team ("S&C Team") has established policies, procedures, and controls to protect information assets, mitigate risks, and ensure compliance with relevant laws and regulations. The S&C Team regularly reviews and updates security practices, and stays updated on emerging threats, best practices, and evolving regulatory requirements to adapt Upland's security measures accordingly.

Risk Management and Strategy

A key part of the Company's strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of the Company's processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee, the Board, and, if needed, the Company adjusts its cybersecurity policies, standards, processes and practices based on the information provided by the assessments, audits and reviews.

The Company's Chief Security Officer ("CSO") and the S&C Team, work collaboratively across the Company to implement a program designed to protect our customer's data and the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company's incident response and recovery plans. Through the ongoing communications from these teams, the Chief Information Security Officer monitors the prevention, detection, mitigation and remediation of cybersecurity incidents in real time, and reports such incidents to Senior Leadership and the Audit Chair when appropriate.

In addition, the Company has established a Security Incident Response Team ("SIRT") led by the CSO and consisting of (i) Chief Executive Officer, (ii) Chief Product Officer, (iii) Chief Financial Officer, (iv) President, Chief Operating Officer, and (v) Chief Legal Officer/ General Counsel and others. When any defined incident occurs, the SIRT convenes to drive a remediation plan based on its security incidence response escalation process designed to contain potential incidents, investigate the root causes and corrective action required, notify relevant stakeholders and determine reporting requirements.

Governance

The Company's CSO is the member of the Company's management that is principally responsible for overseeing the Company's cybersecurity risk management program, in partnership with other business leaders across the Company. Our CSO has held leadership positions in information security for over 30 years, including serving as Chief Security Officer of large public and private organizations, with a high focus on data security. Team members that support the CSO and our information security program have relevant educational and industry experience, including holding Certified Information Systems Security Professional certifications.

The Audit Committee receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. At least once each year, the Audit Committee discusses the Company's approach to cybersecurity risk management with the Company's CSO and Company management. This discussion may include reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company's peers and third parties.

The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company's technology, operations, legal, risk management, internal audit and other key business functions, as well as the members of the Board and the Audit Committee in an ongoing dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

Item 2. Properties

Our principal corporate offices are located in Austin, Texas, where we occupy approximately 15,400 square feet of space under leases that expire in 2025. We also lease office facilities domestically, some of which we sublease, located in Massachusetts, Nebraska, North Carolina, Texas and Washington. Internationally, we lease office space in Australia, Canada, India, Ireland, Israel, Malaysia, Netherlands, Romania and the United Kingdom. We believe that our properties are generally suitable to meet our needs for the foreseeable future.

Item 3. Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that we believe would, individually or taken together, have a material adverse effect on our business, operating results, financial condition, or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Market, or Nasdaq, under the symbol "UPLD".

As of February 20, 2024, the last reported sales price of our common stock on the Nasdaq Global Market was $4.74 and there were 30 stockholders of record of our common stock, including Broadridge Financial Solutions, Inc., which holds shares of our common stock on behalf of an indeterminable number of beneficial owners.

We have never declared or paid dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors. In addition, the terms of our loan facility currently restrict our ability to pay dividends.

Performance Graph

Notwithstanding any statement to the contrary in any of our filings with the SEC, the following information shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934 and shall not be incorporated by reference into any such filings irrespective of any general incorporation language contained in such filing.

The following graph compares the total cumulative stockholder return on our common stock with the total cumulative return of the Nasdaq Computer Technology Index (the "Computer Technology Index") and the S&P 500 Composite Index during the period commencing on December 29, 2017 and ending on December 29, 2023. The graph assumes a $100 investment at the beginning of the period in our common stock, the stocks represented in the S&P 500 Composite Index and the stocks represented in Computer Technology Index, and reinvestment of any dividends. The Computer Technology Index is designed to represent a cross section of widely-held U.S. corporations involved in various phases of the computer industry. The Computer Technology Index is market-value (capitalization) weighted, based on the aggregate market value of its 27 component stocks. Historical stock price performance should not be relied upon as an indication of future stock price performance.

Comparison of Cumulative Total Return of Upland Software, Inc.



$400
$300
$200
$100
12/31/18
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Upland Software, Inc.
NASDAQ Computer Index
S&P 500 Index

Recent Sales of Unregistered Securities

None

Issuer Purchases of Equity Securities

On September 1, 2023 and October 31, 2023, the Board of Directors authorized the Stock Repurchase Plan (as defined in *Note 13. Stockholders' Equity*) in the aggregate amount of up to $15,000,000 and $10,000,000, respectively, for a total of $25,000,000 authorized, which allows the Company to repurchase shares of its issued and outstanding Common Stock, from time to time in the open market or otherwise including pursuant to a Rule 10b5-1 trading plan and in compliance with Rule10b-18 under the Exchange Act. The authorization does not have a specified expiration date. Accordingly, unless terminated earlier by resolution of the Board, the stock repurchase program will expire when the Company has repurchased all shares authorized for repurchase. The Company is not obligated to acquire any particular amount of Common Stock and may modify or suspend the repurchases at any time in the Company's discretion.

In September 2023, the Company purchased 783,356 shares at an average price of $4.10 under the Share Repurchase Plan. Disclosures of repurchased amounts and related average costs exclude the impact of excise taxes. The following table provides information about purchases of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act during the three months ended December 31, 2023.

Period	Total number of shares purchased (1)	Average price paid per share (2)	Total number of shares purchased as part of the publicly announced plan	Maximum approximate dollar value of shares that may yet be purchased under the plan
10/01/2023 - 10/31/2023	752,968	$ 4.07	752,968	
11/01/2023 - 11/30/2023	830,915	$ 4.57	830,915	
12/01/2023 - 12/31/2023	953,648	$ 4.54	877,861	
Total	2,537,531	$ 4.41	2,461,744	$ 10,798,936

(1) The total number of shares repurchased during the three months ended December 31, 2023 includes 75,787 shares withheld from employees to satisfy either the exercise price of stock options or the statutory withholding tax liability upon the vesting of share-based awards, which are not part of the Share Repurchase Program.

(2) Average price paid per share excludes costs and excise taxes associated with the above mentioned repurchases.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Item 1A. Risk Factors."

This section and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking words such as "anticipate," "believe," "may," "will," "continue," "seek," "estimate," "intend," "hope," "predict," "could," "should," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled "Item 1A. Risk Factors" above, which are incorporated herein by reference. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. For a comparison of the years ended December 31, 2022 and 2021 refer to "Item 7. Management's Discussion and Analysis" in the Company's Annual Report on Form 10-K for the years ended December 31, 2022 filed with the SEC on February 28, 2023. All information presented herein is based on our fiscal calendar. Unless otherwise stated, references in this report to particular years or quarters refer to our fiscal years ended December 31 and the associated quarters of those fiscal years. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Overview

We service customers ranging from large global corporations and government agencies to small- and medium-sized businesses. We have more than 10,000 customers across a broad range of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, retail and hospitality.

Through a series of acquisitions and integrations, we have established a library of diverse, cloud-based software applications under the Upland brand that address specific digital transformation needs. Our revenue has grown from $149.9 million in the year ended December 31, 2018 to $297.9 million in the year ended December 31, 2023, representing a compound annual growth rate of 15%. During each of the years ended December 31, 2023 and December 31, 2022, non-US revenue as a percent of total revenue was 30% .

Our operating results in a given period can fluctuate based on the mix of subscription and support, perpetual license and professional services revenue. For the years ended December 31, 2023, 2022 and 2021, our subscription and support revenue represented 95%, 94% and 95% of our total revenue, respectively. Historically, we have sold certain of our applications under perpetual licenses, which also are paid in advance. For the years ended December 31, 2023, 2022 and 2021, our perpetual license revenue accounted for 2%, 2% and 1% of our total revenue, respectively. The support agreements related to our perpetual licenses are one-year in duration and entitle the customer to support and unspecified upgrades. The revenue related to such support agreements is included as part of our subscription and support revenue. Professional services revenue consists of fees related to implementation, data extraction, integration and configuration and training on our applications. For the years ended December 31, 2023, 2022 and 2021, our professional services revenue accounted for 3%, 4%, and 4% of our total revenue, respectively.

To support continued growth, we intend to pursue acquisitions of complementary technologies, products and businesses. This will expand our product families, customer base and market access, resulting in increased benefits of scale. We will prioritize acquisitions within our current enterprise solution categories as described in "*Item 1. Business*" herein. Consistent with our growth strategy, we have completed a total of 31 acquisitions from February 2012 through December 31, 2023.

Acquisitions completed during the years ended December 31, 2023, 2022 and 2021 include the following:

Acquisitions

2023 Acquisitions

- None

2022 Acquisitions

- **BA Insight** - On February 22, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BA Insight Inc., ("BA Insight"), a cloud-based enterprise knowledge management solution.
- **Objectif Lune** - On January 7, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Objectif Lune Inc., a Quebec proprietary company ("Objectif Lune"), a cloud-based document workflow product.

2021 Acquisitions

- **Panviva** - On June 24, 2021, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Panviva Pty Ltd, an Australian proprietary company ("Panviva"), a cloud-based enterprise knowledge management solution.
- **BlueVenn** - On February 28, 2021 the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BlueVenn Group Limited, a company limited by shares organized and existing under the laws of England and Wales ("BlueVenn"), a cloud-based customer data platform.
- **Second Street** - On January 19, 2021, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Second Street Media, Inc., a Missouri corporation ("Second Street"), an audience engagement platform.

Sunset Assets

In connection with periodic reviews of our business, we have decided to discontinue the availability of certain non-strategic product offerings and a limited number of non-strategic customer contracts (collectively referred to as "Sunset Assets").

During the three months ended December 31, 2022, we decided to classify as Sunset Assets certain non-strategic product offerings representing an estimated $27.9 million of 2023 annual total revenue. During the second quarter of 2023, we determined that certain product offerings that had previously been placed in Sunset Assets did have use cases that would be strategic and, as a result, we removed them from our Sunset Assets. At the same time, we identified other product offerings and certain non-strategic customer contracts to include in Sunset Assets. The net effect of these actions in the second quarter of 2023 resulted in the estimated addition of approximately $5.0 million in 2023 annual total revenues to our Sunset Assets. Subsequently, during the three months ended December 31, 2023, a non-strategic product offering was identified and included in Sunset Assets adding an additional estimated $9.9 million in 2023 annual total revenues to our Sunset Assets. As a result of the discontinuation of these Sunset Assets, the Company has established end of life targets and reduced certain expenditures related to the sales and marketing of the Sunset Assets.

It is possible that during future periodic reviews of our business we may determine to add additional non-strategic product offerings or non-strategic customer contracts to Sunset Assets or remove certain product offerings or customer contracts from the classification of Sunset Assets. In either case, we will adjust the revenues attributable to Sunset Assets for the then current period and properly reflect the year over year change for such addition or removal.

Components of Operating Results

Revenue

Subscription and support revenue. We derive our subscription revenue from fees paid to us by our customers for use of our cloud-based applications. We recognize the revenue associated with subscription agreements ratably over the term of the agreement as the customer receives and consumes the benefits of the cloud services through the contract period. Our subscription agreements typically have terms of one to three years.

Our support revenue consists of maintenance fees associated with our perpetual licenses and hosting fees paid to us by our customers. Typically, when purchasing a perpetual license, a customer also purchases maintenance for which we charge a fee, priced as a percentage of the perpetual license fee. Maintenance agreements include the right to support and unspecified upgrades. We recognize the revenue associated with maintenance ratably over the term of the contract. In limited instances, at the customer's option, we may host the software purchased by a customer under a perpetual license on systems at our third-party data centers.

Perpetual license revenue. Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses to new customers and additional perpetual licenses to existing customers. We generally recognize the license fee portion of the arrangement up-front at a point in time when the software is made available to the customer.

Professional services revenue. Professional services revenue consists of fees related to implementation, data extraction, integration and configuration and training on our applications. We generally recognize the revenue associated with these professional services over time as services are performed. Revenues for fixed price services are generally recognized over time applying input methods to estimate progress to completion. Revenues for consumption-based services are generally recognized as the services are performed.

Cost of Revenue

Cost of product revenue. Cost of product revenue consists primarily of hosting costs, personnel-related costs of our customer success and cloud operations teams, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, and allocated overhead, as well as software license fees, internet connectivity, depreciation expenses, amortization of acquired intangible assets, specifically developed technology, as a result of business combination purchase accounting adjustments and pass-through costs directly related to delivering our applications. We expect that cost of revenues may increase in the future depending on the growth rate of our new customers and billings and our need to support the implementation, hosting and support of those new customers. We intend to continue to invest additional resources in expanding the delivery capability of our applications. As we add hosting infrastructure capacity and support personnel in advance of anticipated growth, our cost of product revenue will increase, and if such anticipated revenue growth does not occur, our product gross profit will be adversely affected both in terms of absolute dollars and as a percentage of total revenues in any particular quarterly or annual period. Our cost of product revenue is generally expensed as the costs are incurred. Developed technology is valued using a cost-to-recreate approach and is generally amortized over a four- to nine-year period.

Cost of professional services revenue. Cost of professional services revenue consists primarily of personnel-related costs, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as the costs of contracted third-party vendors and reimbursable expenses. As most of our personnel are employed on a full-time basis, our cost of professional services revenue is largely fixed in the short-term, while our professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. We expect that cost of professional services as a percentage of total revenues could fluctuate from period to period depending on the growth of our professional services business, the timing of sales of applications, and any associated costs relating to the delivery of services. Our cost of professional services revenue is generally expensed as costs are incurred.

Operating Expenses

Our operating expenses are classified into six categories: sales and marketing, research and development, general and administrative, depreciation and amortization, acquisition-related expenses and impairment of goodwill. For each category, other than depreciation and amortization and impairment of goodwill, the largest expense component is primarily personnel-related costs, which includes salaries, employee benefit costs, bonuses, commissions, stock-based compensation, and payroll taxes. Operating expenses also include allocated overhead costs for facilities, which are allocated to each department based on relative department headcount. Operating expenses are generally recognized as incurred.

Sales and marketing. Sales and marketing expenses primarily consist of personnel-related costs for our sales and marketing staff, including salaries, benefits, deferred commission amortization, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as costs of promotional events, corporate communications, online marketing, product marketing and other brand-building activities. Sales commissions earned by our sales force, and related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions and other costs for a particular customer agreement for initial contracts are amortized over the expected life of the customer relationships while deferred commissions related to contract renewals are amortized over average renewal term. Sales commissions, and related payroll taxes, are earned when the initial customer contract is signed and upon any renewal as our obligation to pay a sales commission arises at these times. Sales and marketing expenses may fluctuate as a percentage of total revenues for a variety of reasons including the timing of such expenses, in any particular quarter or annual period.

Research and development. Research and development expenses primarily consist of personnel-related costs of our research and development staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, allocated overhead and costs of certain third-party contractors. Research and development costs related to the development of our software applications are generally recognized as incurred. We have devoted our product development efforts primarily to enhancing the functionality, and expanding the capabilities, of our applications. Investment tax credits are included as a reduction of research and development costs. Investment tax credits are recorded in the year in which the research and development costs of the capital expenditures are incurred, provided that we are reasonably certain that the credits will be received. The investment tax credit must be examined and approved by the tax authorities, and it is possible that the amounts granted will differ from the amounts recorded.

General and administrative. General and administrative expenses primarily consist of personnel-related costs for our executive, administrative, accounting and finance, information technology, legal, accounting and human resource staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, allocated overhead, professional fees and other corporate expenses. We have recently incurred, and expect to continue to incur, additional expenses as we grow our operations, including potentially higher legal, corporate insurance, accounting and auditing expenses and the additional costs of enhancing and maintaining our internal control environment. General and administrative expenses may fluctuate as a percentage of revenue, and overtime we expect that general and administrative expenses will decrease as a percent of revenue due to operational efficiencies.

Depreciation and amortization. Depreciation and amortization expenses primarily consist of depreciation and amortization of acquired intangible assets, specifically customer relationships and trade names, as a result of business combination purchase accounting adjustments. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using an income approach, which estimates fair value based on the earnings and cash flow capacity of the subject asset and are amortized over a seven to ten-year period. The value of the trade name intangibles are determined using a relief from royalty method, which estimates fair value based on the value the owner of the asset receives from not having to pay a royalty to use the asset and are amortized over mostly a three-year period.

Acquisition-related expenses. Acquisition-related expenses are typically incurred for up to four quarters after each acquisition, with the majority of these costs being incurred within six to nine months, to transform the acquired business into the Company's UplandOne platform. These expenses can vary based on the size, timing and location of each acquisition. These acquisition-related expenses include transaction related expenses such as banker fees, legal and professional fees, insurance costs and deal bonuses. These acquisition-related expenses also include transformational expenses such as severance, compensation for transitional personnel, office lease terminations and vendor cancellations. Generally these acquisition-related expenses should no longer be material if the Company has done no acquisitions after one year.

Impairment of Goodwill. Goodwill impairment is recognized on a non-recurring basis when the Carrying Value (or GAAP basis book value) of our Company (which is our only reporting unit) exceeds the estimated fair value of our Company as determined by reference to a number of factors and assumptions, including the spot closing price of our Common Stock as of a certain reporting or measurement date. We assess Goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the Carrying Value of our Company to exceed the estimated fair value of our Company. See "*Note 5. Goodwill and Other Intangible Assets*" in the notes to our consolidated financial statements for more information regarding our first quarter 2023 and our fourth quarter 2022 Goodwill impairment charges. We will continue to evaluate Goodwill impairment in future periods.

Total Other Expense

Total other expense consists primarily of amortization of debt issuance costs over the term of the related term loan, revaluation of foreign subsidiaries, interest expense on outstanding debt, partially offset by interest income on our interest-bearing cash balances held in money market accounts. We participate in interest rate swap agreements for the purpose of reducing variability in interest rate payments on the Company's outstanding term loans. These interest rate swaps fix a portion of the Company's interest rate (including the hedge premium) at 5.4% for the term of the Credit Facility (as hereinafter defined in "*Liquidity and Capital Resources—Credit Facility*"). In addition, gains/losses on divested assets that meet the definition of a business under ASC 805-10, *Business Combination—Overall*, are included in Total other expense.

Income Taxes

Because we have not generated domestic net income in any period to date, we have recorded a full valuation allowance against our domestic net deferred tax assets, exclusive of tax deductible goodwill. We have historically not recorded any material provision for federal or state income taxes, other than deferred taxes related to tax deductible goodwill and current taxes in certain separate company filing states and states in which loss carryforwards do not fully offset taxable income. The balance of the tax benefit for the years ended December 31, 2023, 2022 and 2021, outside of tax deductible goodwill and current taxes in separate filing states, is related to foreign income taxes, primarily operations of our subsidiaries in Canada and Ireland, and to the release of valuation allowances associated with acquisitions of domestic entities with a benefit generated in the UK and Australia fully offset by valuation allowances. Realization of any of our domestic deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Based on analysis of acquired net operating losses, utilization of our net operating losses will be subject to annual limitations due to the ownership change rules under the Internal Revenue Code of 1986, as amended, or the Code, and similar state provisions. In the event we have subsequent changes in ownership, the availability of net operating losses and research and development credit carryovers could be further limited.

Results of Operations

Consolidated Statements of Operations Data

The following tables set forth our results of operations for the specified periods, as well as our results of operations for the specified periods as a percentage of revenue. The period-to-period comparisons of results of operations are not necessarily indicative of results for future periods (dollars in thousands, except share and per share data).

	Year Ended December 31,					
	2023		2022		2021	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue
Revenue:						
Subscription and support	$ 281,554	95%	$ 297,887	94%	$ 287,621	95%
Perpetual license	6,077	2%	6,948	2%	2,150	1%
Total product revenue	287,631	97%	304,835	96%	289,771	96%
Professional services	10,221	3%	12,468	4%	12,245	4%
Total revenue	297,852	100%	317,303	100%	302,016	100%
Cost of revenue:						
Subscription and support (1)(2)	88,894	30%	93,948	30%	92,168	31%
Professional services and other	7,467	2%	9,793	3%	7,285	2%
Total cost of revenue	96,361	32%	103,741	33%	99,453	33%
Gross profit	201,491	68%	213,562	67%	202,563	67%
Operating expenses:						
Sales and marketing (1)	64,342	22%	59,416	19%	55,097	18%
Research and development (1)	49,375	17%	46,187	15%	42,693	14%
General and administrative (1)	61,264	21%	70,462	22%	76,901	25%
Depreciation and amortization	58,614	20%	43,669	14%	41,315	14%
Acquisition-related expenses	3,060	—%	21,556	6%	21,234	8%
Impairment of goodwill	128,755	43%	12,500	4%	—	—%
Total operating expenses	365,410	123%	253,790	80%	237,240	79%
Loss from operations	(163,919)	(55)%	(40,228)	(13)%	(34,677)	(12)%
Other Expense:						
Interest expense, net	(18,684)	(6)%	(29,145)	(9)%	(31,626)	(10)%
Other expense, net	236	—%	(781)	—%	(253)	(1)%
Total other expense	(18,448)	(6)%	(29,926)	(9)%	(31,879)	(11)%
Loss before benefit from income taxes	(182,367)	(61)%	(70,154)	(22)%	(66,556)	(23)%
Benefit from income taxes	2,493	1%	1,741	—%	8,344	4%
Net loss	(179,874)	(60)%	(68,413)	(22)%	(58,212)	(19)%
Preferred stock dividends and accretion	(5,347)	(2)%	(1,846)	(1)%	—	—%
Net loss attributable to common stockholders (3)	$ (185,221)	(62)%	$ (70,259)	(22)%	$ (58,212)	(19)%
Net loss per common share:						
Loss from continuing operations per common share, basic and diluted (3)	$ (5.77)		$ (2.23)		$ (1.92)	
Weighted-average common shares outstanding, basic and diluted (3)	32,074,906		31,528,881		30,295,769	

(1) Includes stock-based compensation. See table below for stock-based compensation by operating expense line item.

	Year Ended December 31,		
	2023	2022	2021
	(dollars in thousands)		
Stock-based compensation:			
Cost of revenue	$ 952	$ 1,984	$ 2,088
Research and development	2,463	2,733	3,085
Sales and marketing	2,059	4,239	5,957
General and administrative	17,400	32,646	42,743
Total	$ 22,874	$ 41,602	$ 53,873

(2) Includes depreciation and amortization of $13.4 million, $12.5 million and $11.6 million in the years ended December 31, 2023, 2022 and 2021, respectively.

(3) See "*Note 8 Net Loss Per Share*", in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion and a reconciliation of historical net loss attributable to common stockholders and weighted average shares outstanding for historical basic and diluted net loss per share calculations.

Comparison of Years Ended December 31, 2023 and December 31, 2022

Revenue

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Revenue:						
Subscription and support	$ 281,554	95%	$ 297,887	94%	$ (16,333)	(5)%
Perpetual license	6,077	2%	6,948	2%	(871)	(13)%
Total product revenue	287,631	97%	304,835	96%	(17,204)	(6)%
Professional services	10,221	3%	12,468	4%	(2,247)	(18)%
Total revenue	$ 297,852	100%	$ 317,303	100%	$ (19,451)	(6)%

Subscription and support revenue was $281.6 million in the year ended December 31, 2023, compared to $297.9 million in the year ended December 31, 2022, a decrease of $16.3 million, or 5%. $13.9 million of the decrease relates to declining revenue from Sunset Assets as a result of reduced sales and marketing focus on those assets. Subscription and support revenues related to overage charges decreased by $1.1 million as a result of variable demand fluctuations in the year ended December 31, 2023. The subscription and support revenue decline includes a negative impact of $0.3 million from changes in foreign currency exchange rates. Additional decreases in Subscription and support revenue of $4.6 million are due to decreases in customer renewals across product lines and industries. These decreases are offset by revenue of $3.7 million from prior year acquisitions not fully reflected in the year ended December 31, 2022.

Perpetual license revenue was $6.1 million in the year ended December 31, 2023, compared to $6.9 million in the year ended December 31, 2022, a decrease of $0.8 million, or 13%. The decrease is attributable to decreases in customer purchases of on-premise software.

Professional services revenue was $10.2 million in the year ended December 31, 2023, compared to $12.5 million in the year ended December 31, 2022, a decrease of $2.3 million, or 18%. Professional services revenue related to our Sunset Assets decreased by $0.4 million. The remaining decrease in professional services revenue is attributable to fewer implementation projects in the year ended December 31, 2023.

Cost of Revenue and Gross Profit Margin

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Cost of revenue:						
Subscription and support (1)	$ 88,894	30%	$ 93,948	30%	$ (5,054)	(5)%
Professional services	7,467	2%	9,793	3%	(2,326)	(24)%
Total cost of revenue	96,361	32%	103,741	33%	(7,380)	(7)%
Gross profit	$ 201,491	68%	$ 213,562	67%	$ (12,071)	(6)%
(1) Includes depreciation and amortization expense as follows:						
Depreciation	$ 5	—%	$ 8	—%	$ (3)	(38)%
Amortization	$ 13,366	4%	$ 12,469	4%	$ 897	7%

Cost of subscription and support revenue was $88.9 million in the year ended December 31, 2023, compared to $93.9 million in the year ended December 31, 2022, a decrease of $5.0 million, or 5%. Variable telecom carrier costs decreased $6.5 million as a result of reduced customer demand and non-cash stock based compensation decreased $1.1 million. These decreases were offset by increased hosting expenses for all of our products and increased non-cash amortization of intangible assets associated with our Sunset Assets.

Cost of professional services revenue was $7.5 million in the year ended December 31, 2023, compared to $9.8 million in the year ended December 31, 2022, a decrease of $2.3 million, or 24%. The decrease in cost of professional services revenue is primarily related to a decrease in personnel-related costs resulting from decreased professional services delivered.

Operating Expenses

Sales and Marketing Expense

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Sales and marketing	$ 64,342	22%	$ 59,416	19%	$ 4,926	8%

Sales and marketing expense was $64.3 million in the year ended December 31, 2023, compared to $59.4 million in the year ended December 31, 2022, an increase of $4.9 million, or 8%. Sales and marketing expense increased approximately $8.8 million as a direct result of our intentional investment in our go to market strategy, including increased marketing spend and increased sales headcount and personnel-related costs to strengthen our marketing and demand generation. This increase is partially offset by a $2.1 million decrease in stock based compensation expense and a decrease of $1.8 million in sales and marketing expense related to our Sunset Assets.

Research and Development Expense

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Research and development	$ 49,375	17%	$ 46,187	15%	$ 3,188	7%

Research and development expense was $49.4 million in 2023, compared to $46.2 million in 2022, an increase of $3.2 million, or 7%. Research and development expense increased approximately $5.4 million due to product investments as part of our growth initiative by building our India Center of Excellence. This increase was partially offset by a decrease of $2.2 million of research and development costs related to our Sunset Assets.

General and Administrative Expense

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
General and administrative	$ 61,264	21%	$ 70,462	22%	$ (9,198)	(13)%

General and administrative expense was $61.3 million in 2023, compared to $70.5 million in 2022, a decrease of $9.2 million, or 13%. This decrease was driven primarily by $15.2 million in lower non-cash stock compensation expense due to lower grant date fair values partially offset by an increase in general and administrative expense of $3.7 million due to higher personnel-related costs and an increase in legal and professional fees of $2.3 million, which includes $1.1 million in non-recurring litigation costs.

Depreciation and Amortization Expense

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Depreciation and amortization:						
Depreciation	$ 1,414	1%	$ 1,529	1%	$ (115)	(8)%
Amortization	57,200	19%	42,140	13%	15,060	36%
Total depreciation and amortization	$ 58,614	20%	$ 43,669	14%	$ 14,945	34%

Depreciation and amortization expense was $58.6 million in 2023, compared to $43.7 million in 2022, an increase of $14.9 million, or 34%. The increase in amortization relates to the reduced useful life expected for the acquired intangible assets such as customer relationships and tradenames for our Sunset Assets. The offsetting decrease in depreciation is due to assets becoming fully depreciated during the period.

Acquisition-related Expense

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
	(dollars in thousands)					
Acquisition-related expense	$ 3,060	—%	$ 21,556	6%	$ (18,496)	(86)%

Acquisition-related expense was $3.1 million in 2023, compared to $21.6 million for 2022, a decrease of $18.5 million, or 86%. The decrease in expense was a result of no acquisitions in 2023 compared to two acquisitions in 2022. Expense in 2023 primarily related to final settlements of the 2022 acquisitions.

Impairment of goodwill

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
Impairment of goodwill	$ 128,755	43%	$ 12,500	4%	$ 116,255	930%

Impairment of goodwill was $128.8 million in 2023, compared to $12.5 million for 2022. This increase was a result of the goodwill impairment evaluation we performed as of March 31, 2023 due to the decline of our stock price.

Other Expense, net

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
Other Expense:						
Interest expense, net	$ (18,684)	(6)%	$ (29,145)	(9)%	$ 10,461	(36)%
Other expense, net	236	—%	(781)	—%	1,017	(130)%
Total other expense	$ (18,448)	(6)%	$ (29,926)	(9)%	$ 11,478	(38)%

Interest expense, net was $18.7 million in 2023, compared to $29.1 million for 2022, a change of $10.4 million, or 36%, due primarily to higher interest income on our interest-bearing cash balances, a decrease in outstanding borrowings on our Credit Facility and the $2.5 million amortization of the deferred gain on the liquidation of a portion of our interest rate swaps as well as a $2.8 million benefit related to the deferred gain recognized immediately into earnings upon the $35 million prepayment on our Term Loans.

Other income, net was $0.2 million in 2023, compared to other expense of $0.8 million in 2022, a change $1.0 million. The difference in other expense is primarily due to an increase in foreign currency exchange gains compared to 2022.

Benefit from Income Taxes

	Year Ended December 31,					
	2023		2022		Change	
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	% Change
			(dollars in thousands)			
Benefit from (provision for) income taxes	$ 2,493	1%	$ 1,741	—%	$ 752	43%
Effective income tax rate	(1.4)%		(2.5)%			

Benefit from income taxes was $2.5 million in 2023, compared to a benefit for income taxes of $1.7 million in 2022, an increase in the benefit from income taxes of $0.8 million, or 43%. This increased benefit was related primarily to the reduction of uncertain tax positions due to expiration of related statute of limitation for a Canadian exposure and foreign income taxes associated with our combined non-U.S. operations which is offset in Australia and the UK by valuation allowances. These tax benefits are offset by the impact of a material goodwill impairment in 2023, changes in deferred tax liabilities associated with amortization of U.S. tax deductible goodwill and U.S. state taxes in certain states in which the Company does not file on a consolidated basis or have net operating loss carryforwards.

Comparison of Years Ended December 31, 2022 and December 31, 2021

For a comparison of the years ended December 31, 2022 and 2021 refer to "*Item 7. Management's Discussion and Analysis*" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 28, 2023.

Key Metrics and Non-GAAP Financial Measures

In addition to the GAAP financial measures described in "*Results of Operations*" above, we regularly review the following key metrics and non-GAAP financial measures to evaluate and identify trends in our business, measure our performance, prepare financial projections and make strategic decisions (in thousands, except percentages):

	As of December 31,		
	2023	2022	2021
Other Financial Data (unaudited):			
Annualized recurring revenue value at year-end	$242,136	$266,278	$257,056
Annual net dollar retention rate	95%	95%	94%
Adjusted EBITDA	$ 64,438	$ 97,105	$ 96,657

Annualized recurring revenue value at year-end

We define annualized recurring revenue ("ARR") as the value as of December 31 that equals the monthly value of our recurring revenue under support and subscription contracts excluding month-to-month contracts measured as of December 31 multiplied by 12. This measure excludes the revenue value of uncontracted overage fees, on-demand or monthly usage service fees and Sunset Assets. As a metric, ARR mitigates fluctuations in revenue recognition due to certain factors, including contract term and the sales mix of recurring revenue contracts and perpetual licenses. ARR does not have any standardized meaning and may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenues and deferred revenues and is not intended to be combined with or to replace either of those elements of our financial statements. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our clients. Refer to "*Note 3 Acquisitions*" and "*Note 5 Goodwill and Other Intangible Assets*" in the notes to the consolidated financial statements for further discussion.

Our ARR was $242.1 million, $266.3 million and $257.1 million as of December 31, 2023, 2022 and 2021, respectively.

Annual net dollar retention rate

We measure our ability to grow and retain ARR from existing clients using a metric we refer to as our annual net dollar retention rate. We define annual net dollar retention rate as of December 31 as the aggregate ARR as of December 31 from those customers that were also customers as of December 31 of the prior fiscal year, divided by the aggregate ARR value from all customers as of December 31 of the prior fiscal year. This measure excludes the revenue value of uncontracted overage fees, on-demand service fees and our Sunset Assets.

Our annual net dollar retention rate was 95%, 95% and 94% as of December 31, 2023, 2022 and 2021.

Adjusted EBITDA

We monitor Adjusted EBITDA to help us evaluate the effectiveness and efficiency of our operations. We define Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, adjusted for depreciation and amortization expense, net interest expense, loss on debt extinguishment, net other expense, benefit from income taxes, stock-based compensation expense, acquisition-related expense, purchase accounting deferred revenue discount and impairment of goodwill.

Adjusted EBITDA is a non-GAAP financial measure that our management believes provides useful information to management, investors and others in understanding and evaluating our operating results for the following reasons:

- Adjusted EBITDA is widely used by our investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired;
- Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, in the preparation of our annual operating budget, as a measure of our operating performance, to assess the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance because Adjusted EBITDA eliminates the impact of items that we do not consider indicative of our core operating performance;
- Adjusted EBITDA provides more consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our operations and also facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

- Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The use of Adjusted EBITDA as an analytical tool has limitations such as:

- Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.
- Impairment of goodwill and depreciation and amortization are non-cash charges, and the assets being depreciated or amortized, which contribute to the generation of revenue, will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements; however, much of the depreciation and amortization relates to amortization of acquired intangible assets as well as the goodwill as a result of business combination purchase accounting adjustments, which will not need to be replaced in the future;
- Adjusted EBITDA may not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;
- Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation;
- Adjusted EBITDA does not reflect interest or tax payments that could reduce cash available for use; and,
- other companies, including companies in our industry, might calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider Adjusted EBITDA together with other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of Net loss from continuing operations to Adjusted EBITDA for each of the periods indicated (in thousands).

	Year Ended December 31,		
	2023	**2022**	**2021**
Net loss	$(179,874)	$ (68,413)	$ (58,212)
Depreciation and amortization expense	71,985	56,146	52,928
Interest expense, net	18,684	29,145	31,626
Other expense, net	(236)	781	253
Benefit from income taxes	(2,493)	(1,741)	(8,344)
Stock-based compensation expense	22,874	41,602	53,873
Acquisition-related expense	3,060	21,556	21,234
Non-recurring litigation costs	1,126	33	—
Purchase accounting deferred revenue discount	557	5,496	3,299
Impairment of goodwill	128,755	12,500	—
Adjusted EBITDA	$ 64,438	$ 97,105	$ 96,657

Core Organic Growth Rate

Beginning with the three months ended June 30, 2023, we began disclosing our Core Organic Growth Rate, a non-GAAP financial measure. We use Core Organic Growth Rate as a key performance measure to assess our consolidated operating performance over time and for planning and forecasting purposes. Core Organic Growth Rate is the percentage change between two reported periods in subscription and support revenue, excluding subscription and support revenue from Sunset Assets and Overage Charges, as defined below. We calculate our year-over-year Core Organic Growth Rate as though all acquisitions or dispositions closed as of the end of the latest period were closed as of the first day of the prior year period presented. Core Organic Growth Rate does not represent actual organic revenue generated by our business as it stood at the beginning of the respective period.

For the three-month period ended December 31, 2023, our Core Organic Growth Rate was negative 0.9%.

Core Organic Growth Rates are not necessarily indicative of either future results of operations or actual results that might have been achieved had certain Sunset Asset classifications not been made or had certain acquisitions or dispositions been consummated on the first day of the prior year period presented. We believe that this metric is useful to management and investors in analyzing our financial and operational performance period-over-period along with evaluating the growth of our

business normalized for the impact of acquisitions and dispositions, as well as adjusting for the exclusion of non-core Sunset Assets and non-committed Overage Charges. For example, by including pre-acquisition revenue, Core Organic Growth Rate allows us to measure the underlying revenue growth of our business as of the end of the period presented, which we believe provides insight into our current performance.

Related Defined Terms

Overage Charges are subscription and support revenues earned in addition to contractual minimum customer commitments as a result of the usage volume of services including text and e-mail messaging and third-party pass-through costs that exceed the levels stipulated in contracts with the Company.

The following table represents a reconciliation of total revenue, the most comparable GAAP measure, to core organic revenue for each of the periods indicated.

	Three Months Ended December 31,	
	2023	2022
	(dollars in thousands)	
Reconciliation of total revenue to core organic revenue:		
Total revenue	$ 72,178	$ 78,811
Less:		
Perpetual license revenue	1,760	1,628
Professional services revenue	2,234	3,035
Subscription and support revenue from Sunset Assets	10,211	14,982
Overage Charges	1,422	2,089
Core organic revenue	$ 56,551	$ 57,077

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operating activities, the raising of capital including sales of our common stock and our convertible preferred stock, and borrowings under our Credit Facility (as hereinafter defined). We believe that current cash and cash equivalents, cash flows from operating activities and availability under our existing Credit Facility will be sufficient to fund our operations for at least the next twelve months. In addition, we intend to utilize the sources of capital available to us under our Revolver to support our continued growth via acquisitions.

The following table summarizes our liquidity for the periods indicated:

	Year Ended December 31,	
	2023	2022
	(dollars in thousands)	
Cash and cash equivalents	$ 236,559	$ 248,653
Available borrowings from our Revolving Credit Facility (1)	60,000	60,000
Total Liquidity	$ 296,559	$ 308,653

(1) Loans under the Revolver may be borrowed, repaid and reborrowed until August 6, 2024.

The $12.1 million decrease in cash and cash equivalents from December 31, 2022 to December 31, 2023 was due primarily to the $35 million pay down on our outstanding borrowings and the $14.1 million paid to repurchase shares of the Company's Common Stock, partially offset by the cash gain of $20.5 million from the sale of a portion of our interest rate swaps and other cash flows from operations.

Our cash and cash equivalents held by our foreign subsidiaries was $29.2 million as of December 31, 2023. If these funds held by our foreign subsidiaries are needed for our domestic operations, we would be required to accrue and pay U.S. taxes to repatriate these funds to the U.S. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our domestic operations. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries.

As of December 31, 2023 and 2022, we had a working capital surplus of $169.6 million and $170.1 million, respectively.

Series A Convertible Preferred Stock

In August of 2022, we issued Series A Preferred Stock as discussed in "*Note 12. Series A Convertible Preferred Stock*" which provided us an additional $110.4 million in liquidity, net of issuance costs of $4.6 million, that we are using for general corporate purposes and intend to use for future acquisitions.

Credit Facility

Our Credit Facility, as defined and described in *"Note 7. Debt"*, is comprised of fully drawn Term Loans as of December 31, 2023 and a $60.0 million revolving credit facility which was fully available as of December 31, 2023.

2022 S-3

On October 21, 2022 we filed a resale registration statement on Form S-3 (File No. 333-267973) (the "2022 S-3"), on behalf of the Purchaser and pursuant to the Registration Rights Agreement, which became effective on November 1, 2022 and covers (i) the issued Series A Convertible Preferred Stock and (ii) the number of shares of the Company's common stock issuable upon conversion of such Series A Convertible Preferred Stock, which amount includes and assumes that dividends on the Series A Preferred Stock are paid by increasing the Liquidation Preference of the Series A Convertible Preferred Stock for a period of sixteen dividend payment periods from the initial issuance date. See "*Note 12. Series A Convertible Preferred Stock*" for further details.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2023	**2022**
	(dollars in thousands)	
Consolidated Statements of Cash Flow Data:		
Net cash provided by operating activities	$ 49,943	$ 29,979
Net cash used in investing activities	(1,220)	(63,222)
Net cash provided by (used in) financing activities	(61,384)	94,151
Effect of exchange rate fluctuations on cash	567	(1,413)
Change in cash and cash equivalents	(12,094)	59,495
Cash and cash equivalents, beginning of period	248,653	189,158
Cash and cash equivalents, end of period	$ 236,559	$ 248,653

Cash Flows from Operating Activities

Cash provided by operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business. Included in net cash provided by operations are one-time acquisition related expenses incurred for up to four quarters after each acquisition to transact and transform the acquired business into the Company's UplandOne platform. Additionally, operating cash flows includes the impact of earnout payments in excess of original purchase accounting estimates. Our working capital consists primarily of cash, receivables from customers, prepaid assets, unbilled professional services, deferred commissions, accounts payable, accrued compensation and other accrued expenses, acquisition related earnout and holdback liabilities, lease liabilities and deferred revenues. The volume of professional services rendered, the volume and timing of customer bookings and contract renewals, and the related timing of collections and renewals on those bookings, as well as the timing of spending commitments and payments of our accounts payable, accrued expenses, accrued payroll and related benefits, all affect these account balances.

Cash provided by operating activities was $49.9 million for 2023 compared to $30.0 million for 2022, an increase of $20.0 million. This increase in operating cash flow is generally attributable to the working capital sources of cash outweighing the working capital uses of cash outlined below. Working capital sources of cash for the year ended December 31, 2023 included a one-time $20.5 million cash gain on the sale of a portion of our interest rate swaps in August 2023.

A substantial source of cash is invoicing for subscriptions and support fees in advance, which is recorded as deferred revenue, and is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of booked fees for our software subscriptions and support and for professional services, which is amortized into revenue in accordance with our revenue recognition policy. We assess our liquidity, in part, through an analysis of new subscriptions invoiced, expected cash receipts on new and existing subscriptions, and our ongoing operating expense requirements.

Cash Flows from Investing Activities

Our primary investing activities have consisted of acquisitions of complementary technologies, products and businesses. As our business grows, we expect our primary investing activities to continue to further expand our family of software applications and infrastructure and support additional personnel.

Cash used in investing activities decreased $62.0 million in 2023 compared to 2022 primarily as a result of closing no acquisitions during the period compared to two acquisition in the comparable prior year period.

Cash Flows from Financing Activities

Our primary financing activities have consisted of capital raised to fund our acquisitions, proceeds from debt obligations incurred to finance our acquisitions, repayments of our debt obligations, and share based tax payment activity.

Cash from financing activities decreased $155.5 million in 2023 compared to 2022. The decrease in cash provided by financing activities relates primarily to 2022 net cash proceeds of $110.4 million related to our Series A Preferred Stock, which did not reoccur in 2023, and by the use of $35 million used to pay down our Credit Facility in 2023 and $14.1 million of cash used for Common Stock repurchases in 2023.

Contractual Payment Obligations

The following table summarizes our future contractual obligations as of December 31, 2023 (in thousands):

	Next 12 Months	Beyond 12 Months	Total
Debt Obligations [1]	$ 5,400	$ 476,650	$ 482,050
Interest on Debt Obligations [2]	35,240	54,994	90,234
Operating Lease Obligations [3]	2,540	1,719	4,259
Purchase Commitments [4]	22,852	7,326	30,178
Total	$ 66,032	$ 540,689	$ 606,721

(1) Consists of contractual principal payments on our Credit Facility. See "*Liquidity and Capital Resources*" above for further discussion regarding our Credit Facility.

(2) Future interest on debt obligations is calculated using the interest rate effective as of December 31, 2023. We have entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to a portion of our debt. See "*Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk*" for further discussion.

(3) We lease office space under operating leases that expire between 2024 and 2029. Operating lease obligations above do not include the impact of future rental income related to agreements we have entered into to sublet excess office space as a result of our transformation activities.

(4) We define a purchase commitment as an agreement that is enforceable and legally binding and that specifies all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included. In addition, purchase orders are not included as they represent authorizations to purchase rather than binding agreements.

The Company has purchase commitments related to hosting services, third-party technology used in the Company's solutions and for other services the Company purchases as part of normal operations. In certain cases these arrangements require a minimum annual purchase commitment.

Critical Accounting Policies and the Use of Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial

statement presentation, financial condition, results of operations and cash flows will be affected.

While our significant accounting policies are more fully described in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*" in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Income Taxes

We are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. The Tax Act has provisions that require additional guidance on specific interpretations of the tax law changes. Our provision for income taxes could be adversely affected by our earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, losses incurred in jurisdictions for which we are not able to realize the related tax benefit, changes in foreign currency exchange rates, entry into new businesses and geographies and changes to our existing businesses, acquisitions and investments, changes in our deferred tax assets and liabilities including changes in our assessment of valuation allowances, changes in the relevant tax laws or interpretations of these tax laws, and developments in current and future tax examinations.

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. We make significant estimates in determining the value of our deferred tax assets. These estimates include, but are not limited to, the expected reversal periods of deferred tax assets and liabilities, the availability of net operating losses and other carryovers and consideration of the future ability to generate taxable income. These estimates are inherently uncertain and unpredictable, and if different estimates were used, it would impact the value of our deferred tax assets and the income tax benefit recognized in fiscal 2023 and in future periods when the deferred taxes are realized.

A valuation allowance is established against our deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. As of December 31, 2023 we recorded a valuation allowance of $41.3 million against our deferred tax assets. If, in the future, we evaluate that our deferred tax assets are not more likely than not to be realized, an increase in the related valuation allowance could result in a material income tax expense in the period such determination is made.

The Company has adopted an indefinite reinvestment position whereby foreign earnings for foreign subsidiaries are expected to be reinvested and future earnings are not expected to be repatriated. As a result of this policy, no deferred tax liability has been accrued in anticipation of future dividends from foreign subsidiaries.

The Company accounts for the uncertainty of income taxes based on a "more likely than not" threshold for the recognition and derecognition of tax positions. The Company's policy is to account for interest and penalties as a component of income tax expense.

Goodwill Impairment

We assess Goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the Carrying Value (or GAAP basis book value) of our Company to exceed the estimated fair value of our Company.

As we operate as one reporting unit, the Goodwill impairment evaluation is performed at the consolidated entity level by comparing the estimated fair value of the Company to its Carrying Value. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its Carrying Value. qualitative factors considered include: industry and market considerations; macroeconomic conditions; and other relevant events and factors. Based on the qualitative assessment, if it is determined that it is more likely than not that the Company's fair value is less than its Carrying Value, then we perform a quantitative analysis using a fair-value-based approach to determine if the fair value of our reporting unit is less than its Carrying Value. Performing a quantitative goodwill impairment test includes the determination of the fair value of a reporting unit and involves significant estimates and assumptions. These estimates and assumptions include, among others, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and the determination of appropriate market comparables. See "*Note 5. Goodwill and Other Intangible Assets*" for more information regarding our 2022 and 2023 Goodwill impairments.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, refer to "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*" in the notes to the consolidated financial statements included in "*Part II—Item 8. Financial Statements and Supplementary Data*" of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. The statement of operations impact is mitigated by having an offsetting liability in deferred revenue to partially or completely offset against the outstanding receivable if an account should become uncollectible. Our cash balances are kept in customary operating accounts, a portion of which are insured by the Federal Deposit Insurance Corporation, and uninsured money market accounts. The majority of our cash balances are with top tier banks held in investment grade money market accounts and short term US treasury bills. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We also have not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

Our exposure to market risk for changes in interest rates primarily relates to our cash equivalents in money market funds and any variable rate indebtedness.

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished currently by making diversified investments, consisting only of money market mutual funds and certificates of deposit. As of December 31, 2023, we had $211.7 million in money market mutual funds. Based on the Company's balance of money market mutual funds at December 31, 2023, a hypothetical change of 100 basis point could have resulted in a $2.1 million change in interest income.

In conjunction with our Term Loans under the Credit Facility, we had entered into interest rate swaps for the total outstanding Term Loans for the full seven-year term, effectively fixing the interest rate of our Term Loans at 5.4% prior to August 2023. On August 24, 2023, the Company sold a portion of their interest rate swaps with a total notional amount of $259.9 million and received $20.5 million of net cash proceeds. After giving effect to such sale and principal payments on the Term Loans, $258.5 million of the Term Loans has an effective annualized fixed interest rate of 5.4%, and the remaining principal outstanding at December 31, 2023 of $223.5 million has a floating interest rate of 9.2% based on the interest rate as described in *"Note 7. Debt.*

The interest rate associated with our $60 million, 5 year, revolving credit facility remains floating.

As of December 31, 2023, we had an outstanding balance of $482.1 million under our Credit Facility. Based on the Company's outstanding balance of variable rate debt at December 31, 2023, a hypothetical change of 100 basis points could have resulted in a $1.0 million increase to total interest expense for the year ended December 31, 2023.

Foreign Currency Exchange Risk

Our customers are generally invoiced in the currency of the country in which they are located. In addition, we incur a portion of our operating expenses in foreign currencies, including Australian dollars, British pounds, Canadian dollars, Indian Rupees, Euros and Israeli New Shekels, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. As a result, we are exposed to foreign exchange rate fluctuations as the financial results of our international operations and our revenue and operating results could be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have resulted in a change in revenue of $7.3 million for the year ended December 31, 2023. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign currency exchange rates.

The non-financial assets and liabilities of our foreign subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded in a separate component of stockholders' equity in accumulated other comprehensive loss. In addition, we have intercompany loans that were used to fund the acquisition of foreign subsidiaries. Due to the long-term nature of these loans, the foreign currency gains (losses) resulting from remeasurement are recognized as a component of accumulated other comprehensive loss.

Item 8. Financial Statements and Supplementary Data

UPLAND SOFTWARE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Upland Software, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Upland Software, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 22, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of goodwill for impairment

Description of the Matter

At December 31, 2023, the Company's goodwill balance was $354 million. As discussed in Note 2 to the consolidated financial statements, goodwill is tested at least annually for impairment and more frequently when indicators of impairment are identified. Estimating fair values in connection with this impairment evaluation involves the utilization of the discounted cash flow and guideline public company approaches. As described in Note 5 to the consolidated financial statements, the Company recorded a goodwill impairment charge of $129 million during the year ended December 31, 2023.

Auditing management's goodwill impairment assessment was complex and required auditor judgment because the estimation of fair values involves subjective management assumptions, including estimation of future cash flows, the long-term rate of growth for the Company's business and weighted average cost of capital. Assumptions used in these valuation models are forward-looking, and changes in these assumptions can have a material effect on the determination of fair value.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain controls over the Company's impairment assessment process, including controls over management's review of the valuation models and its determination of the significant assumptions described above.

To test the Company's impairment evaluation, our audit procedures included, among others, assessing the valuation methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its evaluation. For example, we compared the significant assumptions to current industry, market, and economic trends, to historical results of the Company and to other guideline companies within the same industry. We also performed independent sensitivity analyses to evaluate the changes in the fair value of the reporting unit that would result from changes in the significant assumptions. We involved our valuation specialists to assist in evaluating the methodologies and auditing the significant assumptions used to calculate the estimated fair values.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.
Austin, Texas
February 22, 2024

Upland Software, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 236,559	$ 248,653
Accounts receivable, net of allowance for credit losses	38,765	47,594
Deferred commissions, current	10,429	10,961
Unbilled receivables	2,701	5,313
Income tax receivable, current	3,775	542
Prepaid expenses and other current assets	8,004	8,232
Total current assets	300,233	321,295
Tax credits receivable	1,657	2,411
Property and equipment, net	1,932	1,830
Operating lease right-of-use asset	2,929	5,719
Intangible assets, net	182,349	248,851
Goodwill	353,778	477,043
Deferred commissions, noncurrent	12,568	13,794
Interest rate swap assets	14,270	41,168
Other assets	308	1,348
Total assets	$ 870,024	$ 1,113,459
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,137	$ 14,939
Accrued compensation	7,174	7,393
Accrued expenses and other current liabilities	7,050	10,644
Deferred revenue	102,763	106,465
Liabilities due to sellers of businesses	—	5,429
Operating lease liabilities, current	2,351	3,205
Current maturities of notes payable (includes unamortized discount of $2,228 and $2,264 at December 31, 2023 and December 31, 2022, respectively)	3,172	3,136
Total current liabilities	130,647	151,211
Notes payable, less current maturities (includes unamortized discount of $3,148 and $5,203 at December 31, 2023 and December 31, 2022, respectively)	473,502	511,847
Deferred revenue, noncurrent	3,860	4,707
Operating lease liabilities, noncurrent	1,597	4,947
Noncurrent deferred tax liability, net	16,025	18,416
Other long-term liabilities	461	1,170
Total liabilities	626,092	692,298
Series A Convertible Preferred stock, 0.0001 par value; 5,000,000 shares authorized: 115,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	117,638	112,291
Stockholders’ equity:		
Common stock, $0.0001 par value; 75,000,000 and 50,000,000 shares authorized as of December 31, 2023 and December 31, 2022, respectively; 29,908,407 and 32,221,855 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	3	3
Additional paid-in capital	608,995	606,755
Accumulated other comprehensive income	6,168	11,110
Accumulated deficit	(488,872)	(308,998)
Total stockholders’ equity	126,294	308,870
Total liabilities, convertible preferred stock and stockholders’ equity	$ 870,024	$ 1,113,459

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue:			
Subscription and support	$ 281,554	$ 297,887	$ 287,621
Perpetual license	6,077	6,948	2,150
Total product revenue	287,631	304,835	289,771
Professional services	10,221	12,468	12,245
Total revenue	297,852	317,303	302,016
Cost of revenue:			
Subscription and support	88,894	93,948	92,168
Professional services	7,467	9,793	7,285
Total cost of revenue	96,361	103,741	99,453
Gross profit	201,491	213,562	202,563
Operating expenses:			
Sales and marketing	64,342	59,416	55,097
Research and development	49,375	46,187	42,693
General and administrative	61,264	70,462	76,901
Depreciation and amortization	58,614	43,669	41,315
Acquisition-related expenses	3,060	21,556	21,234
Impairment of goodwill	128,755	12,500	—
Total operating expenses	365,410	253,790	237,240
Loss from operations	(163,919)	(40,228)	(34,677)
Other expense:			
Interest expense, net	(18,684)	(29,145)	(31,626)
Other income (expense), net	236	(781)	(253)
Total other expense	(18,448)	(29,926)	(31,879)
Loss before benefit from income taxes	(182,367)	(70,154)	(66,556)
Benefit from income taxes	2,493	1,741	8,344
Net loss	$ (179,874)	$ (68,413)	$ (58,212)
Preferred stock dividends	(5,347)	(1,846)	—
Net loss attributable to common shareholders	$ (185,221)	$ (70,259)	$ (58,212)
Net loss per common share:			
Net loss per common share, basic and diluted	$ (5.77)	$ (2.23)	$ (1.92)
Weighted-average common shares outstanding, basic and diluted	32,074,906	31,528,881	30,295,769

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Net loss	$ (179,874)	$ (68,413)	$ (58,212)
Other comprehensive income (loss):			
Foreign currency gain (loss) translation adjustment	2,685	(16,975)	(6,301)
Unrealized translation gain (loss) on intercompany loans with foreign subsidiaries	4,096	(9,978)	(602)
Interest rate swaps	(11,723)	49,577	21,623
Other comprehensive income (loss):	$ (4,942)	$ 22,624	$ 14,720
Comprehensive loss	$ (184,816)	$ (45,789)	$ (43,492)

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Equity

(*in thousands, except share amount*)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	—	—	29,987,114	$ 3	$ 515,219	$ (26,234)	$ (182,373)	$ 306,615
Issuance of stock under Company plans, net of shares withheld for tax	—	—	1,109,434	—	(708)	—	—	(708)
Stock-based compensation	—	—	—	—	53,873	—	—	53,873
Foreign currency translation adjustment	—	—	—	—	—	(6,301)	—	(6,301)
Unrealized translation loss on foreign currency denominated intercompany loans	—	—	—	—	—	(602)	—	(602)
Interest rate swaps	—	—	—	—	—	21,623	—	21,623
Net loss	—	—	—	—	—	—	(58,212)	(58,212)
Balance at December 31, 2021	—	—	31,096,548	$ 3	$ 568,384	$ (11,514)	$ (240,585)	$ 316,288
Issuance of Convertible Preferred Stock	115,000	$ 110,445	—	—	—	—	—	—
Dividends accrued - Convertible Preferred Stock	—	1,846	—	—	(1,846)	—	—	(1,846)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	1,125,307	—	(1,385)	—	—	(1,385)
Stock-based compensation	—	—	—	—	41,602	—	—	41,602
Foreign currency translation adjustment	—	—				(16,975)		(16,975)
Unrealized translation loss on intercompany loans with foreign subsidiaries	—	—				(9,978)		(9,978)
Interest rate swaps	—	—				49,577		49,577
Net loss	—	—	—	—	—	—	(68,413)	(68,413)
Balance at December 31, 2022	115,000	$ 112,291	32,221,855	$ 3	$ 606,755	$ 11,110	$ (308,998)	$ 308,870
Dividends accrued - Convertible Preferred Stock	—	5,347	—	—	(5,347)	—	—	(5,347)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	931,652	—	(1,086)	—	—	(1,086)
Stock repurchases and retirements			(3,245,100)		(14,201)			(14,201)
Stock-based compensation	—	—	—	—	22,874	—	—	22,874
Foreign currency translation adjustment		—	—	—	—	2,685	—	2,685
Unrealized translation loss on foreign currency denominated intercompany loans		—	—	—	—	4,096	—	4,096
Interest rate swaps		—	—	—	—	(11,723)	—	(11,723)
Net loss	—	—	—	—	—	—	(179,874)	(179,874)
Balance at December 31, 2023	115,000	$ 117,638	29,908,407	$ 3	$ 608,995	$ 6,168	$ (488,872)	$ 126,294

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Operating activities			
Net loss	$ (179,874)	$ (68,413)	$ (58,212)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	71,985	56,146	52,928
Change in fair value of liabilities due to sellers of businesses	—	(75)	(4,510)
Deferred income taxes	(4,209)	(7,075)	(11,179)
Amortization of deferred costs	13,170	12,198	8,948
Foreign currency re-measurement loss	(538)	(12)	25
Non-cash interest, net and other income, net	(2,976)	2,256	2,249
Non-cash stock-based compensation expense	22,874	41,602	53,873
Non-cash loss on impairment of goodwill	128,755	12,500	—
Non-cash loss on retirement of fixed assets	47	79	—
Changes in operating assets and liabilities, net of purchase business combinations:			
Accounts receivable	8,916	9,691	(1,665)
Prepaid expenses and other current assets	(471)	10,070	5,761
Other assets	10,866	(12,811)	(13,260)
Accounts payable	(6,896)	(7,175)	10,865
Accrued expenses and other liabilities	(6,188)	(14,013)	(9,660)
Deferred revenue	(5,518)	(4,989)	5,575
Net cash provided by operating activities	49,943	29,979	41,738
Investing activities			
Purchase of property and equipment	(1,220)	(866)	(1,115)
Purchase business combinations, net of cash acquired	—	(62,356)	(92,417)
Net cash used in investing activities	(1,220)	(63,222)	(93,532)
Financing activities			
Payments on finance leases	—	—	(12)
Payments of debt costs	(221)	(203)	(122)
Payments on notes payable	(40,400)	(5,400)	(5,400)
Stock repurchases and retirement	(14,060)	—	—
Issuance of Series A Convertible Preferred stock, net of issuance costs	—	110,445	—
Taxes paid related to net share settlement of equity awards	(1,091)	(1,576)	(982)
Issuance of common stock, net of issuance costs	5	191	274
Additional consideration paid to sellers of businesses	(5,617)	(9,306)	(1,938)
Net cash provided by (used in) financing activities	(61,384)	94,151	(8,180)
Effect of exchange rate fluctuations on cash	567	(1,413)	(897)
Change in cash and cash equivalents	(12,094)	59,495	(60,871)
Cash and cash equivalents, beginning of period	248,653	189,158	250,029
Cash and cash equivalents, end of period	$ 236,559	$ 248,653	$ 189,158
Supplemental disclosures of cash flow information:			
Cash paid for interest, net of interest rate swaps	$ 32,137	$ 29,120	$ 29,427
Cash paid for taxes	$ 7,106	$ 3,876	$ 2,846
Non-cash investing and financing activities:			
Business combination consideration including holdbacks and earnouts	$ —	$ 8,126	$ 11,670

See accompanying notes.

Upland Software, Inc.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Upland Software, Inc. ("Upland," "we," "us," "our," or the "Company"), a Delaware corporation, is a provider of cloud-based software that enables organizations to plan, manage and execute projects and work. Upland's cloud offerings address a broad range of software needs, from strategic planning to task execution in the following functional areas: Sales, Marketing, Contact Center, Knowledge Management, Project Management, Information Technology, Business Operations, and Human Resources and Legal.

To support continued growth, Upland intends to pursue acquisitions within its cloud offerings of complementary technologies and businesses. Upland expects that this will expand its product offerings, customer base and market access, resulting in increased benefits of scale. Consistent with Upland's growth strategy, Upland has made a total of 31 acquisitions in the 12 years ended December 31, 2023.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. There have been no significant changes in the Company's accounting policies since December 31, 2022.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include those related to revenue recognition, deferred commissions, allowance for credit losses, stock-based compensation, contingent consideration, acquired intangible assets, the useful lives of intangible assets and property and equipment, and income taxes. In accordance with GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ from those estimates.

Upland is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of February 22, 2024, the date of issuance of this Annual Report on Form 10-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and liquid investments with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value, because of the short maturity of these instruments.

Accounts Receivable and Allowance for Credit Losses

The Company extends credit to the majority of its customers. Issuance of credit is based on ongoing credit evaluations by the Company of customers' financial condition and generally requires no collateral. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Invoices generally require payment due upon receipt of invoice. The Company generally does not charge interest on past due payments, although the Company's contracts with its customers usually allow it to do so.

To manage accounts receivable credit risk, the Company performs periodic credit evaluations of its customers and maintains current expected credit losses which considers such factors as historical loss information, geographic location of customers, current market conditions, and reasonable and supportable forecasts.

The following table presents the changes in the allowance for credit losses (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Balance at beginning of year	$ 1,158	$ 1,107	$ 1,465
Provision for credit losses	(569)	556	694
Writeoffs, net of recoveries and other	(17)	(505)	(1,052)
Balance at end of year	$ 572	$ 1,158	$ 1,107

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are placed with high-quality financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and the Company does not believe it is exposed to any significant credit risk related to cash and cash equivalents. The Company provides credit, in the normal course of business, to a number of its customers. The Company performs periodic credit evaluations of its customers and generally does not require collateral. No individual customer represented more than 10% of total revenues or more than 10% of accounts receivable in the years ended December 31, 2023, 2022 or 2021.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over each asset's useful life. Leasehold improvements are amortized over the shorter of the lease term or of the estimated useful lives of the related assets. Upon retirement or disposal, the cost of each asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs, maintenance, and minor replacements are expensed as incurred. The estimated useful lives of property and equipment are as follows:

Computer hardware and equipment	3 - 5 years
Purchased software and licenses	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or lease term

Business Combinations

We apply the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*, in accounting for our acquisitions which requires the acquisition purchase price to be allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over these estimated fair values is recorded to goodwill.

Significant estimates and assumptions, including fair value estimates, are used to determine the fair value of assets acquired, liabilities assumed, and contingent consideration transferred as well as the useful lives of long-lived assets acquired. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill based on changes to our initial estimates and assumptions. Upon conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to Acquisition-related expenses on our consolidated statement of operations.

Tangible assets are valued at their respective carrying amounts, which approximates their estimated fair value. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using the multi-period excess earnings method income approach, which estimates fair value based on the earnings and cash flow capacity of the subject asset. Developed technology and trade names are valued using the relief-from-royalty method, which estimates fair value based on the value the owner of the asset receives from not having to pay a royalty to use the asset.

The purchase price transferred in our acquisitions often contain holdback and contingent consideration provisions. Holdbacks are subject to reduction for indemnification claims and are typically payable within 12 to 18 months of the acquisition date and are recorded in Liabilities due to sellers of businesses on our consolidated balance sheets. Contingent consideration typically includes earnout payments payable within 6 to 18 months of the date of acquisition based on attainment of certain performance goals. Contingent consideration liabilities are recorded at fair value on the acquisition date and are remeasured periodically based on the then assessed fair value and adjusted, if necessary. Holdback and contingent consideration liabilities are recorded in Liabilities due to sellers of businesses on our consolidated balance sheet based on their estimated fair values. The estimated fair value of contingent consideration related to potential earnout payments is calculated utilizing a binary option model, and this amount is recorded in Liabilities due to sellers of businesses on our consolidated balance sheets. The fair value of contingent consideration is estimated on a quarterly basis through a collaborative effort by our sales and finance departments. Changes in the fair value of contingent consideration subsequent to the purchase price finalization are recorded as Acquisition-related expenses or Other income (expense), net on our consolidated statements of operations based on management's assessment of the nature of the liability. In the event a holdback is reduced subsequent to the finalization of purchase accounting, the reduction is recorded as a gain in Acquisition-related expenses or Other income (expense), net on our consolidated statements of operations based on management's assessment of the nature of the liability.

Goodwill Intangible Assets and Impairment Assessments

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. We assess Goodwill for impairment annually on October 1st, or more frequently when events or circumstances occur which could cause the Carrying Value (or GAAP basis book value) of our Company to exceed the estimated fair value of our Company.

As we operate as one reporting unit, the Goodwill impairment evaluation is performed at the consolidated entity level by comparing the estimated fair value of the Company to its Carrying Value. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its Carrying Value. Based on the qualitative assessment, if it is determined that it is more likely than not that the Company's fair value is less than its Carrying Value, then we perform a quantitative analysis using a fair-value-based approach to determine if the fair value of our reporting unit is less than its Carrying Value. See "*Note 5. Goodwill and Other Intangible Assets" f*or more information regarding our 2023 and 2022 Goodwill impairments.

Identifiable intangible assets consist of customer relationships, marketing-related intangible assets and developed technology. Intangible assets with definite lives are amortized over their estimated useful lives on a straight-line basis. The straight-line method of amortization represents the Company's best estimate of the distribution of the economic value of the identifiable intangible assets. Each period the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of intangible assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. The Company evaluates the recoverability of intangible assets by comparing their carrying amounts to the future net undiscounted cash flows expected to be generated by the intangible assets. If such intangible assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the intangible assets exceeds the fair value of the assets.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset's carrying value to determine whether impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of the carrying value or net realizable value. No indicators of impairment were identified during the years ended December 31, 2023, 2022 or 2021.

Software Development Costs

Software development costs for software to be sold are expensed as incurred until the point the Company establishes technological feasibility. Technological feasibility is established upon the completion of a working model. Costs incurred by the Company between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, and amortized over the economic life of the related products. Because the Company believes its current process for developing its software products essentially results in the completion of a working product concurrent with the establishment of technological feasibility, no software development costs have been capitalized to date. There were no software development costs required to be capitalized under ASC 985-20, *Costs of Software to be Sold, Leased or Marketed*. Software development costs associated with internal use software are incurred in three stages of development: the preliminary project stage, the application development stage, and the post-implementation stage. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Eligible internal and external costs associated with significant upgrades and enhancements incurred during the application development stage are capitalized as property and equipment. During the years ended December 31, 2023, 2022 or 2021, there were no internal use software development costs capitalized under ASC 350-40, *Internal-Use Software*.

ASC 350-40 also requires hosting arrangements that are service contracts to follow the guidance for internal-use software to determine which implementation costs can be capitalized. In accordance with ASC 350-40, (i) capitalized implementation costs are classified in the same balance sheet line item as the amounts prepaid for the related hosting arrangement; (ii) amortization of capitalized implementation costs are presented in the same income statement line item as the service fees for the related hosting arrangement; and (iii) cash flows related to capitalized implementation costs are presented within the same category of cash flow activity as the cash flows for the related hosting arrangement (i.e. operating activity).

As of December 31, 2023 and 2022, the net carrying value of capitalized implementation costs related to hosting arrangements that were incurred during the application development stage were not material. Capitalized implementation costs are amortized over the expected term of the arrangement and are amortized in the same line item on our consolidated statements of operations as the expense for fees for the associated hosting arrangement.

Debt Issuance Costs

The Company capitalizes underwriting, legal, and other direct costs incurred related to the issuance of debt, which are recorded as a direct deduction from the carrying amount of the related debt liability and amortized to interest expense, net over the term of the related debt using the effective interest rate method. Upon the extinguishment of the related debt, any unamortized capitalized debt issuance costs are recorded to Interest expense, net on our consolidated statement of operations. In 2023 and 2022, the Company had no write offs of debt issuance costs.

Derivatives

In 2019, the Company entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to our debt. Until the termination of a portion of the interest rate swaps as described in "*Note 7. Debt*", these interest rate swaps effectively converted $258.5 million and $522.5 million of our term loans as of December 31, 2023 and 2022, respectively, from variable interest payments to fixed interest rate payments, based on an annualized fixed rate of 5.4%, for the remaining term of the debt.

ASC 815, *Derivatives and Hedging*, requires entities to recognize derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. The Company assessed the effectiveness of the hedging relationship under the hypothetical derivative method and noted that all of the critical terms of the hypothetical derivative and hedging instrument were the same. The hedging relationship continues to limit the Company's exposure to the variability in interest rates under the Company's term loans and related cash outflows. As such, the Company has deemed this hedging relationship as highly effective in offsetting cash flows attributable to hedged risk (variability in forecasted monthly interest payments) for the term of the term loans and interest rate swap agreements. All derivative financial instruments are recorded at fair value as a net asset or liability on our consolidated balance sheets. As of December 31, 2023, the fair value of interest rate swaps included in Interest rate swap assets on our consolidated balance sheets was $14.3 million. As of December 31, 2022, the fair value of interest rate swaps included in Interest rate swap assets was $41.2 million.

The change in the fair value of the hedging instruments is recorded in Interest Rate Swaps on our consolidated statements of comprehensive loss. Amounts deferred on interest rate swaps in our consolidated statements of comprehensive income will be reclassified to Interest expense, net on our consolidated statements of operations in the period in which the hedged item affects earnings. Cash flows from hedging instruments are classified in the same category as the cash flows for the underlying item being hedged within "Net cash provided by operating activities" on the consolidated statements of cash flows.

Fair Value of Financial Instruments

The Company recognizes financial instruments in accordance with the authoritative guidance on fair value measurements and disclosures for financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

These tiers include Level 1, defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

Preferred Stock

In August 2022, the Company closed on the issuance and sale of its Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Company issued 115,000 shares of Series A Preferred Stock, par value $0.0001 per share, at a price of $1,000 per share, for an initial investment amount of $115.0 million. Pursuant to the Certification of Designation, cumulative preferred dividends accrue quarterly on the Series A Preferred Stock at a rate of (i) 4.5% per annum until but excluding the seven year anniversary of the closing, and (ii) 7.0% per annum on and after the seven year anniversary of the closing. See "*Note 12. Series A Convertible Preferred Stock—Series A Convertible Preferred Stock"* for further details.

The Series A Preferred Stock and cumulative preferred dividends, net of preferred issuance costs, is presented as Mezzanine Equity of $117.6 million as of December 31, 2023 in the Company's consolidated balance sheets. The Series A Preferred Stock is classified as Mezzanine Equity because it is redeemable at the option of its holders (upon a deemed liquidation event as defined in "*Note 12. Series A Convertible Preferred Stock—Series A Convertible Preferred Stock—Deemed Liquidation Event Redemption"*) and has a condition for redemption that is not solely within the control of the issuer.

Revenue Recognition

Refer to "*Note 14 Revenue Recognition*" for a detailed discussion of accounting policies related to revenue recognition, including deferred revenue and deferred commissions.

Cost of Revenue

Cost of revenue primarily consists of salaries and related expenses (e.g. bonuses, employee benefits, and payroll taxes) for personnel directly involved in the delivery of services and products directly to customers. Cost of revenue also includes the amortization of acquired technology, and hosting and infrastructure costs related to the delivery of the Company's products and services.

Customer Relationship Acquisition Costs

Costs associated with the acquisition or origination of customer relationships are capitalized as customer relationship assets as incurred and amortized over the estimated life of the customer relationship. Refer to "*Note 14. Revenue Recognition*" for further discussion regarding deferred commissions.

Advertising Costs

Advertising costs are expensed in the period incurred. Advertising expenses were $2.0 million, $0.8 million and $0.9 million for the years ended December 31, 2023, 2022 or 2021, respectively. Advertising costs are recorded in Sales and marketing expenses on our consolidated statement of operations.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date.

A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized.

The Company has adopted a permanent reinvestment position whereby foreign earnings for foreign subsidiaries are expected to be reinvested and future earnings are not expected to be repatriated. As a result of this policy, no tax liability has been accrued in anticipation of future dividends from foreign subsidiaries.

The Company accounts for uncertainty of income taxes based on a “more likely than not” threshold for the recognition and derecognition of tax positions. Interest and penalties are recorded as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception. This determination includes the review of contracts with third parties to identify the existence of potential embedded leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, current and noncurrent operating lease liabilities on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, accrued expenses and other liabilities, and other noncurrent liabilities on the Company’s consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset includes any initial direct costs incurred and is reduced for any tenant incentives. As the Company’s leases do not provide an implicit rate, the net present value of future minimum lease payments is determined using the Company’s incremental borrowing rate. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Stock-Based Compensation

We measure all share-based payments, including grants of options to purchase common stock and the issuance of restricted stock or restricted stock units to employees, service providers and board members, using the fair-value at grant date. We record forfeitures as they occur. The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized on our consolidated statement of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period. We value restricted stock and restricted stock units at the closing price of our common stock on the grant date. We value stock option awards using the Black-Scholes option-pricing model. For the years ended December 31, 2023, 2022 and 2021, stock-based compensation awards consisted primarily of restricted stock and restricted stock units.

From time to time, we grant restricted stock units that also include performance or market-based conditions (“PRSUs”). For PRSUs granted with a market condition, we use a Monte Carlo simulation analysis to value the award. Compensation expense for awards with marked-based conditions is recognized over the required service period of the grant based on the grant date fair value of the award and is not subject to fluctuation due to achievement of the underlying market-based condition.

Comprehensive Income (Loss)

The Company utilizes the guidance in ASC 220, *Income Statement—Reporting Comprehensive Income*, for the reporting and display of comprehensive income (loss) and its components in the consolidated financial statements. Comprehensive income (loss) consists of net loss, foreign currency translation adjustments for subsidiaries with functional currencies other than the United States dollar (“USD”), unrealized translation gains (losses) on foreign currency denominated intercompany loans, and unrealized gains (losses) on interest rate swaps. Refer to “*Note 13. Stockholders' Equity*—Accumulated Other Comprehensive Income (Loss)” for further discussion of the components of accumulated other comprehensive income (loss) for the years ended December 31, 2023, 2022 or 2021.

Foreign Currency Transactions

The functional currency of our foreign subsidiaries are generally the local currencies. Results of operations for foreign subsidiaries are translated into USD using the average exchange rates on a monthly basis during the year. The assets and liabilities of those subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded as a separate component of the Company's consolidated statements of stockholders' equity in accumulated other comprehensive loss. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for non-monetary accounts, with exchange differences on remeasurement included in other expense, net in the accompanying statements of operations. For the years ended December 31, 2023, 2022 and 2021, net gains of $0.3 million, net losses of $1.0 million and net gains of $48.6 thousand, respectively, were recorded in Other expense, net on our consolidated statements of operations, related to remeasurement of foreign currency transactions.

We have foreign currency denominated intercompany loans that were used to fund the acquisition of foreign subsidiaries. Due to the long-term nature of the loans, the foreign currency gains (losses) resulting from remeasurement are recognized as a separate component of the Company's consolidated statements of stockholders' equity in accumulated other comprehensive loss. During the years ended December 31, 2023, 2022 and 2021, a translation gain of $4.1 million, loss of $10.0 million, and loss of $0.6 million, respectively, were recognized as a component of accumulated other comprehensive income (loss) in the Company's statements of stockholders' equity, related to long-term intercompany loans.

Recent Accounting Pronouncements

Recently issued accounting pronouncements - Adopted

In March 2020, the Financial Standards Accounting Board ("FASB") issued accounting standards update ("ASU") 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,* which provides optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference the London Interbank Offer Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. We adopted ASU 2020-04 during the first quarter of 2023. On February 21, 2023, the Company entered into an amended and restated credit agreement to, among other things, provide for the replacement of LIBOR with the Secured Overnight Financing Rate ("SOFR"), an index measuring the cost of borrowing cash overnight collateralized by Treasury securities. The Company elected to apply the debt agreement modification expedients related to changes to the reference rate from LIBOR to SOFR in the Company's Credit Agreement, which it completed during the three months ended March 31, 2023. Application of these expedients allowed the Company to account for the modification as not substantial. As a result, the debt agreement modification was accounted for by prospectively adjusting the Credit Agreement's effective interest rate, any existing unamortized debt discount was carried forward and continued to be amortized and no remeasurement of the Credit Agreement at the modification date was required.

The Company has also elected to apply the hedge accounting expedients and exceptions related to changes to the reference rate from LIBOR to SOFR in the Company's interest rate swaps, which it completed during the three months ended March 31, 2023. Application of these exceptions preserves the cash flow hedge designation of the interest rate swaps and the related accounting and presentation consistent with past presentation. The replacement of LIBOR with SOFR in the credit agreement did not have a material impact on the Company's consolidated financial statements and related disclosures. See "*Note—7. Debt*" for additional information.

In August 2020, the FASB issued accounting standards update ASU *2020-06, "Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* (the "ASU 2020-06). ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments and convertible preferred stock. This update also amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The update also requires entities to provide expanded disclosures about the terms and features of convertible instruments, how the instruments have been reported in the entity's financial statements, and information about events, conditions, and circumstances that can affect how to assess the amount or timing of an entity's future cash flows related to those instruments. The guidance is effective for interim and annual periods beginning after December 15, 2021. The Company adopted this guidance in the first quarter of fiscal 2022 with an immaterial impact to the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. The new guidance will require companies to apply the definition of a performance obligation under ASC Topic 606 to recognize and measure contract assets and contract liabilities (i.e., deferred revenue) relating to contracts with customers that are acquired in a business combination. Under current GAAP, an acquirer in a business combination is generally required to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The new guidance will result in the acquirer recording acquired contract assets and liabilities on the same basis that would have been recorded by the acquiree before the acquisition under ASC Topic 606. These amendments are effective for fiscal years beginning after December 15, 2022, with early adoption permitted. We adopted ASU 2021-08 on January 1, 2023 and our adoption did not have a material impact on our consolidated financial statements.

Recently issued accounting pronouncements - Not Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

3. Acquisitions

The Company performs quantitative and qualitative analyses to determine the significance of each acquisition to its consolidated financial statements. As such, the acquisitions below were deemed to be insignificant on an individual and cumulative basis.

2023 Acquisitions

The Company had no acquisitions during the year ended December 31, 2023.

2022 Acquisitions

Acquisitions completed during the year ended December 31, 2022 include the following:

- **BA Insight** - On February 22, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BA Insight Inc., (“BA Insight”), a cloud-based enterprise knowledge management solution.
- **Objectif Lune** - On January 07, 2022, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Objectif Lune Inc., a Quebec proprietary company (“Objectif Lune”), cloud-based document workflow product.

2021 Acquisitions

Acquisitions completed during the year ended December 31, 2021 include the following:

- **Panviva** - On June 24, 2021, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Panviva Pty Ltd, an Australian proprietary company (“Panviva”), a cloud-based enterprise knowledge management solution.
- **BlueVenn** - On February 28, 2021 the Company entered into an agreement to purchase the shares comprising the entire issued share capital of BlueVenn Group Limited, a company limited by shares organized and existing under the laws of England and Wales (“BlueVenn”), a cloud-based customer data platform.

- **Second Street** - On January 19, 2021, the Company entered into an agreement to purchase the shares comprising the entire issued share capital of Second Street Media, Inc., a Missouri corporation ("Second Street"), an audience engagement platform.

Consideration

The following table summarizes the consideration transferred for the acquisitions described above (in thousands):

	BA Insight	Objectif Lune	Panviva	BlueVenn	Second Street
Cash	$ 33,355	$ 29,750	$ 19,931	$ 53,535	$ 25,436
Holdback[(1)]	645	5,250	3,517	2,429	5,000
Contingent consideration[(2)]	—	—	—	2,535	1,650
Working capital and other adjustments	1,587	644	379	(537)	(1,365)
Total consideration	$ 35,587	$ 35,644	$ 23,827	$ 57,962	$ 30,721

(1) Represents cash holdbacks subject to indemnification claims that are payable 12 months from closing for Objectif Lune, Panviva, and Second Street, 15 months following closing for BA Insight and 18 months following the closing of BlueVenn. As of December 31, 2023, all of the holdbacks had been paid.

(2) Represents the acquisition date fair value of anticipated earnout payments which are based on the estimated probability of attainment of the underlying future performance-based conditions at the time of acquisition. The maximum potential payout for the BlueVenn and Second Street were $21.7 million and $3.0 million, respectively. As of March 31, 2022, the earnout payments for BlueVenn and Second Street were finalized resulting in no payments made. Refer to "*Note 4. Fair Value Measurements*" for further discussion regarding the calculation of fair value of acquisition related earnouts and subsequent payouts.

Fair Value of Assets Acquired and Liabilities Assumed

The Company recorded the purchase of the acquisitions described above using the acquisition method of accounting, and has recognized the assets acquired and liabilities assumed at their fair values as of the date of the acquisition.

The following condensed table presents the finalized acquisition-date fair value of the assets acquired and liabilities assumed for the acquisitions closed in 2022 and 2021 (in thousands):

	Final				
	BA Insight	Objectif Lune	Panviva	BlueVenn	Second Street
Year Acquired	**2022**	**2022**	**2021**	**2021**	**2021**
Cash	$ 4	$ 745	$ 132	$ 1,115	$ —
Accounts receivable	2,466	5,677	2,122	1,289	1,105
Other current assets	4,080	7,183	4,985	2,002	89
Operating lease right-of-use asset	110	1,905	197	1,357	489
Property and equipment	3	248	26	611	156
Customer relationships	10,500	17,717	9,757	18,888	14,600
Trade name	150	362	76	238	200
Technology	2,000	5,512	2,194	4,337	3,400
Favorable leases	—	291	—	—	—
Goodwill	25,495	23,797	16,604	44,892	16,586
Other assets	25	744	33	24	13
Total assets acquired	44,833	64,181	36,126	74,753	36,638
Accounts payable	(236)	(2,001)	(1,257)	(2,772)	(230)
Accrued expense and other	(4,083)	(9,431)	(5,053)	(2,429)	(378)
Deferred tax liabilities	—	(6,353)	(2,395)	(3,640)	(4,320)
Deferred revenue	(4,817)	(8,847)	(3,397)	(6,593)	(500)
Operating lease liabilities	(110)	(1,905)	(197)	(1,357)	(489)
Total liabilities assumed	(9,246)	(28,537)	(12,299)	(16,791)	(5,917)
Total consideration	$ 35,587	$ 35,644	$ 23,827	$ 57,962	$ 30,721

The Company uses third party valuation consultants to determine the fair values of assets acquired and liabilities assumed. Tangible assets are valued at their respective carrying amounts, which approximates their estimated fair value. The valuation of identifiable intangible assets reflects management's estimates based on, among other factors, use of established valuation methods. Customer relationships are valued using the multi-period excess earnings method. Developed technology and trade names are valued using the relief-from-royalty method.

The following table summarizes the weighted-average useful lives, by major finite-lived intangible asset class, for intangibles acquired during the year ended December 31, 2022 (in years):

Customer relationships	7.0
Trade name	2.0
Developed technology	6.2
Favorable Leases	6.3
Total weighted-average useful life	6.8

During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill based on changes to management's estimates and assumptions.

The $127.4 million goodwill for the above acquisitions is primarily attributable to the synergies expected to arise after the acquisition. Goodwill deductible for tax purposes related to the above acquisitions was $6.6 million.

Total transaction costs incurred with respect to acquisition activity in the years ended December 31, 2023, 2022 and 2021 were nil, $4.6 million and $6.6 million, respectively. These costs are included in Acquisition-related expenses on our consolidated statement of operations.

4. Fair Value Measurements

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 211,661	$ —	$ —	$ 211,661
Interest rate swaps	$ —	$ 14,270	$ —	$ 14,270
Total	$ 211,661	$ 14,270	$ —	$ 225,931

	Fair Value Measurements at December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 172,849	$ —	$ —	$ 172,849
Interest rate swaps	—	41,168	—	41,168
Total	$ 172,849	$ 41,168	$ —	$ 214,017

The Company's cash equivalents - money market funds are measured at fair value using quoted market prices and active markets, therefore are categorized as Level 1.

In connection with entering into, and expanding, the Company's credit facility, as discussed further in "*Note 7. Debt*", the Company entered into interest rate swaps. The fair value of these swaps are measured at the end of each interim reporting period based on the then assessed fair value and adjusted if necessary. As the fair value measure is based on the market approach, they are categorized as Level 2. As of December 31, 2023, the fair value of the interest rate swaps is included in the "*Interest rate swap assets*" on the Company's consolidated balance sheets.

The Company’s other financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, and long–term debt. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value, primarily due to short maturities. The Company believes the carrying value of its long-term debt at December 31, 2023 approximates its fair value based on its variable interest rate feature and interest rates currently available to the Company. The estimated fair value and carrying value of the Company's debt, before debt discount, at December 31, 2023 and December 31, 2022 are $482.1 million and $522.5 million, respectively, based on valuation methodologies using interest rates currently available to the Company which are Level 2 inputs.

5. Goodwill and Other Intangible Assets

Changes in the Company’s Goodwill balance for each of the two years in the period ended December 31, 2023 are summarized in the table below (in thousands):

Balance at December 31, 2021	$	457,472
Acquired in business combinations		48,768
Adjustment related to prior year business combinations		1,466
Adjustment related to finalization of current year business combinations		109
Impairment of goodwill		(12,500)
Foreign currency translation adjustment		(18,272)
Balance at December 31, 2022	$	477,043
Adjustment related to prior year business combinations		415
Impairment of goodwill		(128,755)
Foreign currency translation adjustment		5,075
Balance at December 31, 2023	$	353,778

We performed a qualitative annual goodwill impairment test in October 2023 and concluded there was no impairment of Goodwill.

As a result of the decline of our stock price impacting our market capitalization during the quarters ended March 31, 2023 and December 31, 2022, we performed quantitative impairment evaluations, which resulted in a goodwill impairments of $128.8 million and $12.5 million during the quarters ended March 31, 2023 and December 31, 2022, respectively. Our quantitative goodwill impairment analysis applied two methodologies to estimate the Company’s fair value which were: a) a discounted cash flow method and b) a guideline public company method. The two methods generated similar results and indicated that the fair value of the Company was less than its carrying value. The discounted cash flow method requires significant judgments, including estimation of future cash flows, which is dependent on internally developed forecasts, estimation of the long-term rate of growth for our business, and determination of our weighted average cost of capital. Under the guideline public company method, we estimate fair value based on a market multiple of revenues and earnings derived for comparable publicly traded companies with similar operating characteristics as the Company. We did not record a goodwill impairment charge for the year ended December 31, 2021.

Intangible assets, net, include the estimated acquisition-date fair values of customer relationships, marketing-related assets and developed technology that the Company recorded as part of its business acquisitions purchases and from acquisitions of customer relationships. The following is a summary of the Company’s Intangible assets, net (in thousands):

	Estimated Useful Life (Years)		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
December 31, 2023							
Customer relationships	1-10	$	378,923	$	222,436	$	156,487
Trade name	1.5-10		10,012		7,862		2,150
Developed technology	4-9		94,103		70,582		23,521
Favorable leases	6.3	$	280	$	89	$	191
Total intangible assets		$	483,318	$	300,969	$	182,349

	Estimated Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2022				
Customer relationships	1-10	$ 372,162	$ 162,995	$ 209,167
Trade name	1.5-10	9,837	6,728	3,109
Developed technology	4-9	92,585	56,240	36,345
Favorable leases	6.3	273	43	230
Total intangible assets		$ 474,857	$ 226,006	$ 248,851

The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life.

Total amortization expense was $70.6 million, $54.6 million, and $50.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

No impairment of intangible assets were recorded during the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023, the estimated annual amortization expense for the next five years and thereafter is as follows (in thousands):

Year ending December 31:	**Amortization Expense**
2024	$ 54,232
2025	39,163
2026	36,934
2027	28,028
2028	18,284
Thereafter	5,708
Total	$ 182,349

6. Income Taxes

The Company's loss from continuing operations before income taxes was as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Loss before provision for income taxes:			
United States	$ (117,208)	$ (40,818)	$ (53,981)
Foreign	(65,159)	(29,336)	(12,575)
	$ (182,367)	$ (70,154)	$ (66,556)

The components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current			
Federal	$ —	$ —	$ —
State	901	971	363
Foreign	1,613	4,776	2,349
Total Current	$ 2,514	$ 5,747	$ 2,712
Deferred			
Federal	$ (468)	$ 84	$ (5,180)
State	(771)	1,062	(1,033)
Foreign	(3,768)	(8,634)	(4,843)
Total Deferred	(5,007)	(7,488)	(11,056)
(Benefit from) provision for income taxes	$ (2,493)	$ (1,741)	$ (8,344)

As of December 31, 2023 the Company had total net operating loss carryforwards of approximately $304.2 million consisting of $256.0 million and $48.2 million related to the U.S federal and foreign net operating loss carryforwards, respectively. $200.0 million of the U.S. federal net operating loss carryforwards are related to year prior to 2018 and begin to expire in 2024. The remaining $56.0 million carryforward indefinitely. In addition, $48.0 million of foreign net operating loss carryforwards carry forward indefinitely, and the remainder will expire beginning in 2041. In addition, as of December 31, 2023, the Company had research and development credit carryforwards of approximately $4.0 million which will expire beginning in 2024, if not utilized. Utilization of the U.S. federal net operating losses and tax credits may be subject to substantial annual limitation due to the “change of ownership” provisions of the Internal Revenue Code of 1986. The annual limitation will result in the expiration of approximately $155.0 million of U.S. federal net operating losses and $4.0 million of credit carryforwards before utilization.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows (in thousands):

	As of December 31,		
	2023	2022	2021
Deferred tax assets:			
Accrued expenses and allowances	$ 583	$ 1,640	$ 2,197
Deferred revenue	571	608	536
Stock compensation	489	612	1,558
Net operating loss and tax credit carryforwards	40,222	52,149	53,388
Disallowed interest expense carryforwards	17,670	17,181	15,654
Capital expenses	66	295	321
Tax credit carryforwards	—	348	—
Lease liability	960	2,139	2,340
Unrealized losses	—	—	1,974
Research and development expenses	13,247	6,243	—
Other	410	461	638
Valuation allowance	(41,259)	(20,482)	(28,627)
Net deferred tax assets	$ 32,959	$ 61,194	$ 49,979
Deferred tax liabilities:			
Prepaid expenses	$ —	$ (161)	$ (272)
Intangible assets	(36,342)	(54,153)	(59,092)
Goodwill	(2,850)	(7,382)	(6,570)
Tax credit carryforwards	(15)	—	(99)
Right of use asset	(670)	(1,504)	(1,330)
Unrealized gains	(4,049)	(10,705)	—
Deferred commissions	(5,003)	(5,705)	(5,409)
Net deferred tax liabilities	$ (48,929)	$ (79,610)	$ (72,772)
Net deferred taxes	$ (15,970)	$ (18,416)	$ (22,793)

Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its net deferred tax assets, exclusive of goodwill. During the year ended December 31, 2023, the valuation allowance increased by $20.8 million and during the year ended December 31, 2022 the valuation allowance decreased by $8.1 million. The valuation allowance for the year ended December 31, 2023 increased $7.1 million due to the tax effect of items recorded in other comprehensive income with the remaining increase of $13.7 million related primarily to current U.S., U.K. and Australia operations, which have current year losses. The valuation allowance for the year ended December 31, 2022 decreased by $13.0 million due to the tax effect of items recorded in other comprehensive income which is partially offset with the remaining increase of approximately $4.9 million related primarily to current operations.

At December 31, 2023, we did not provide deferred income taxes on temporary differences resulting from earnings of certain foreign subsidiaries which are indefinitely reinvested. The reversal of these temporary differences could result in additional tax; however, it is not practicable to estimate the amount of any unrecognized deferred income tax liabilities at this time. Deferred income taxes are provided as necessary with respect to earnings that are not indefinitely reinvested.

The Company's provision for income taxes differs from the expected tax expense (benefit) computed by applying the statutory federal income tax rate to income before taxes due to the following:

	Year Ended December 31,		
	2023	2022	2021
Federal statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	1.1 %	(0.2)%	1.5 %
Tax credits	— %	0.6 %	0.6 %
Effect of foreign operations	(0.4)%	0.1 %	(0.6)%
Stock compensation	(2.2)%	(9.5)%	(5.4)%
Disallowed excess executive compensation	— %	(0.6)%	(5.3)%
Goodwill impairment	(12.5)%	(3.6)%	— %
Permanent items and other	(0.3)%	(0.5)%	0.1 %
Change in valuation allowance	(5.9)%	(6.9)%	1.1 %
Change in tax rates	0.6 %	2.1 %	(2.6)%
Australia tax basis uplift	— %	— %	2.1 %
	1.4 %	2.5 %	12.5 %

Under ASC 740-10, *Income Taxes - Overall*, the Company periodically reviews the uncertainties and judgments related to the application of complex income tax regulations to determine income tax liabilities in several jurisdictions. The Company uses a "more likely than not" criterion for recognizing an asset for unrecognized income tax benefits or a liability for uncertain tax positions. The Company has determined it has an immaterial exposure related to uncertain tax positions as of December 31, 2023. The $0.8 million exposure at December 31, 2022 was released in 2023 due to a lapse in the statute of limitations for a Canadian exposure. To the extent the Company is required to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability.

A reconciliation of the beginning and ending amount of unrecognized tax exposure is as follows (in thousands):

Balance at December 31, 2021	$ 772
Additions for tax positions of prior years	45
Balance at December 31, 2022	$ 817
Reductions for tax positions of prior years	(817)
Balance at December 31, 2023	$ —

The Company's assessment of its unrecognized tax benefits is subject to change as a function of the Company's financial statement audit.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2023, the Company has not accrued any interest or penalties related to uncertain tax positions.

The Company and its subsidiaries file tax returns in the U.S. federal jurisdiction and in several state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2019 and is no longer subject to state and local or foreign income tax examinations by tax authorities for years ending before December 31, 2018. The Company is not currently under audit for federal, state or any foreign jurisdictions. US operating losses generated in years prior to 2019 remain open to adjustment until the statute of limitations closes for the tax year in which the net operating losses are utilized.

7. Debt

Long-term debt consisted of the following at December 31, 2023 and December 31, 2022 (in thousands):

	December 31,	
	2023	**2022**
Senior secured loans (includes unamortized discount of $5,376 and $7,467 based on an imputed interest rate of 7.6% and 5.8%, at December 31, 2023 and December 31, 2022, respectively)	$ 476,674	$ 514,983
Less current maturities	(3,172)	(3,136)
Total long-term debt	$ 473,502	$ 511,847

Credit Facility

In 2019, the Company entered into a credit agreement (the "Credit Facility") which provided for (i) a fully-drawn $350 million, 7 year, senior secured term loan facility (the "Term Loan") and (ii) a term loan facility to be established under the Credit Facility in an aggregate principal amount of $190.0 million (the "2019 Incremental Term Loan" and together with the Term Loan, the "Term Loans") and (iii) a $60 million, 5 year, revolving credit facility (the "Revolver") that was fully available as of December 31, 2023.

Revolver

Loans under the Revolver are available up to $60 million, of which none is currently outstanding. The Revolver provides a sub facility whereby the Company may request letters of credit (the "Letters of Credit") in an aggregate amount not to exceed, at any one time outstanding, $10.0 million for the Company. The aggregate amount of outstanding Letters of Credit are reserved against the credit availability under the Maximum Revolver Amount. The Company incurs a 0.50% per annum unused line fee on the unborrowed balance of the Revolver which is paid quarterly.

Loans under the Revolver may be borrowed, repaid and reborrowed until August 6, 2024 (the "Maturity Date"), at which time all amounts borrowed under the Revolver must be repaid. As of December 31, 2023, the Company had no borrowings outstanding under the Revolver or related sub facility.

Payment terms

The Term Loans are repayable on a quarterly basis beginning on December 31, 2019 by an amount equal to 0.25% (1.00% per annum) of the aggregate principal amount of such loan. Any amount remaining unpaid is due and payable in full on August 6, 2026 (the "Term Loan Maturity Date").

Initially, at the option of the Company, the Term Loans (including the 2019 Incremental Term Loan) accrued interest at a per annum rate based on (i) the Base Rate plus a margin of 2.75% or (ii) the rate (not less than 0.00%) for Eurodollar deposits quoted on the LIBOR01 or LIBOR02 pages on the Reuters Screen, or as otherwise determined in accordance with the Credit Facility (based on a period equal to 1, 2, 3 or 6 months or, if available and agreed to by all relevant Lenders and the Agent, 12 months or such period of less than 1 month) plus a margin of 3.75%. The Base Rate for any day was a rate per annum equal to the greatest of (i) the prime rate in effect on such day, (ii) the federal funds effective rate (not less than 0.00%) in effect on such day plus ½ of 1.00%, and (ii) the Eurodollar rate for a one month interest period beginning on such day plus 1.00%. On February 21, 2023, the Company entered into an amendment to its Credit Facility. The amendment amended the interest rate benchmark from LIBOR to SOFR. Other than the foregoing, the material terms of the Credit Agreement remain unchanged. After giving effect to the interest rate swaps described below, $258.5 million of the Term Loans has an effective annualized fixed interest rate of 5.4%, and the remaining principal outstanding at December 31, 2023 has a floating interest rate of 9.2%

Accrued interest is paid quarterly or, with respect to Term Loans that are accruing interest based on the Federal Funds Effective Rate, at the end of the applicable interest rate period.

On August 31, 2023, the Company prepaid $35.0 million of the Term Loans.

Interest rate swaps

In 2019, the Company entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to our debt. Until the termination of a portion of the interest rate swaps as described below, these interest rate swaps effectively converted the entire balance of the Company's $540.0 million original principal Term Loans from variable interest payments to fixed interest rate payments, based on an annualized fixed rate of 5.4%, for the 7-year term of debt. The interest rate associated with our undrawn $60 million Revolver remains floating.

In August 2023, the Company sold $259.9 million of the notional amount of its interest rate swap assets back to the counterparties for $20.5 million, reducing the total notional amount of the interest rate swap assets to $259.9 million. The $20.5 million gain in accumulated other comprehensive income related to the $259.9 million amount sold is being released to interest expense, net as interest is accrued on the Company’s variable-rate debt over the remaining term of the Term Loans as a decrease to interest expense, net, the amortization of which totaled $2.5 million for the year ended December 31, 2023.

As discussed above, on September 1, 2023, the Company prepaid $35.0 million of the Term Loans. As a result of this prepayment, $2.8 million of the deferred gain in accumulated comprehensive income was released immediately into earnings as interest expense, net.

In the next twelve months, the Company estimates that $5.9 million will be reclassified from Accumulated other comprehensive income (loss) to Interest expense, net on our consolidated statement of operations.

Amounts reported in accumulated other comprehensive income related to the Company's derivatives are reclassified to interest expense, net as interest is accrued on the Company’s variable-rate debt. The impact of the Company’s derivative financial instruments on its consolidated statements of comprehensive loss was as follows (in thousands):

	Year Ended December 31		
	2023	**2022**	**2021**
Unrealized gain (loss) recognized in Other comprehensive income (loss) on interest rate swaps	$ (6,434)	$ 49,577	$ 21,623
Amounts reclassified from Accumulated other comprehensive income (loss) to interest expense, net	(5,289)	—	—
Total Other comprehensive income (loss) on interest rate swaps	$ (11,723)	$ 49,577	$ 21,623

Cash interest costs averaged 7.2%, 5.4%, and 5.4% for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, the Company had $5.4 million of unamortized debt issuance costs associated with the Credit Facility. These issuance costs will be amortized to Interest expense, net on our consolidated statement of operations, over the term of the Credit Facility.

Covenants

The Credit Facility contains customary affirmative and negative covenants. The negative covenants limit the ability of the Loan Parties to, among other things (in each case subject to customary exceptions for a credit facility of this size and type):

- Incur additional indebtedness or guarantee indebtedness of others;
- Create liens on our assets;
- Make investments, including certain acquisitions;
- Enter into mergers or consolidations;
- Dispose of assets;
- Pay dividends and make other distributions on the Company’s capital stock, and redeem and repurchase the Company’s capital stock;
- Enter into transactions with affiliates; and
- Prepay indebtedness or make changes to certain agreements.

The Credit Facility has no financial covenants as long as less than 35% of the Revolver is drawn as of the last day of any fiscal quarter. If 35% of the Revolver is drawn as of the last day of a given fiscal quarter, the Company will be required to maintain a Total Leverage Ratio (the ratio of funded indebtedness as of such date less the amount of unrestricted cash and cash equivalents of the Company and its guarantors in an amount not to exceed $50.0 million, to Adjusted EBITDA (calculated on a pro forma basis including giving effect to any acquisition)), measured on a quarter-end basis for each four consecutive fiscal quarters then ended, of not greater than 6.00 to 1.00.

The Credit Facility contains customary events of default subject to customary cure periods for certain defaults that include, among others, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness, change in control, bankruptcy and insolvency defaults and material judgment defaults. The occurrence of an event of default could result in the acceleration of Term Loans and Revolver and a right by the agent and lenders to exercise remedies. At the election of the lenders, a default interest rate shall apply on all obligations during an event of default, at a rate per annum equal to 2.00% above the applicable interest rate. The Term Loan and Revolver are secured by substantially all of the Company's assets.

As of December 31, 2023 the Company was in compliance with all covenants under the Credit Facility.

Debt Maturities

Under the terms of the Credit Facility, future debt maturities of long-term debt excluding debt discounts at December 31, 2023 are as follows (in thousands):

Year ending December 31:	Amount
2024	$ 5,400
2025	5,400
2026	471,250
Total debt outstanding	$ 482,050
Less unamortized discount	5,376
Total debt outstanding, net of discount	$ 476,674

8. Net Loss Per Share

We compute loss per share of our Common Stock and Series A Preferred Stock using the two-class method. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. We consider our Series A Preferred Stock to be a participating security, as its holders are entitled to fully participate in any dividends or other distributions declared or paid on our Common Stock on an as-converted basis.

The following table sets for the computations of net loss per share:

	Year Ended December 31,		
(In thousands, except share and per share amounts)	**2023**	**2022**	**2021**
Numerators:			
Net loss	$ (179,874)	$ (68,413)	$ (58,212)
Preferred stock dividends and accretion	(5,347)	(1,846)	—
Net loss attributable to common stockholders	$ (185,221)	$ (70,259)	$ (58,212)
Denominator:			
Weighted–average common shares outstanding, basic and diluted	32,074,906	31,528,881	30,295,769
Net loss per common share, basic and diluted	$ (5.77)	$ (2.23)	$ (1.92)

Due to the net losses incurred for the years ended December 31, 2023, 2022 and 2021, basic and diluted loss per share were the same, as the effect of all potentially dilutive securities would have been anti-dilutive. The Company adopted ASU 2020-06 on January 1, 2022 as detailed in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies—Recent Accounting Pronouncements—Recently issued accounting pronouncements - Adopted*." As such, the Company is required to use the application of the if-converted method for calculating diluted earnings per share on our Series A Preferred Stock. The Company applies the treasury stock method for calculating diluted earnings per share on our stock options, restricted stock awards, restricted stock units and performance restricted stock units.

The following table sets forth the anti-dilutive common share equivalents excluded from the weighted-average shares used to calculate diluted net loss per common share:

	Year Ended December 31,		
	2023	2022	2021
Stock options	149,914	154,321	227,605
Restricted stock units	1,758,847	1,509,273	1,379,747
Performance restricted stock units	100,000	93,750	63,537
Series A Preferred Stock on an as-converted basis[(1)]	6,982,493	6,676,923	—
Total anti–dilutive common share equivalents	8,991,254	8,434,267	1,670,889

(1) Per ASU 2020-06, the Company is applying the if-converted method to calculated diluted earnings per share. As of December 31, 2023, the Series A Preferred Stock plus accumulated dividends totaled $122.2 million. The Series A Preferred Stock has a conversion price of $17.50 per share, as detailed in "*Note 12. Series A Convertible Preferred Stock"*

9. Leases

Operating Leases

The Company leases office space under operating leases that expire between 2024 and 2029. The terms of the Company's non-cancelable operating lease arrangements typically contain fixed rent increases over the term of the lease, rent holidays and provide for additional renewal periods. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis.

Finance Leases

The current and long-term portion of finance lease obligations are included in Accrued expenses and other current liabilities and Other long-term liabilities line items on the consolidated balance sheet, respectively. The Company has had no finance lease agreements since December 31, 2021.

Lease Expense

Total office rent expense for the years ended December 31, 2023, 2022 and 2021 were approximately $1.4 million, $2.5 million and $6.2 million, respectively. The $2.5 million office rent expense in 2022 includes approximately $1.1 million of transformation charges in conjunction with the closures of the BA Insight and Objectif Lune offices as we continue to consolidate and integrate these acquisitions. The $6.2 million office rent expense in 2021 includes approximately $4.4 million of transformation charges in conjunction with the closures of the the Panviva, BlueVenn, Second Street and Localytics offices as we continue to consolidate and integrate these acquisitions.

The Company has entered into sublease agreements related to excess office space as a result of the Company's transformation activities related to its acquisitions. The Company's current sublease agreements terminate in 2027. For the years ended December 31, 2023, 2022 and 2021, the Company recognized rental income on subleases, as offsets to rental expense, of $1.8 million, $1.4 million and $1.1 million, respectively. Operating lease obligations in the future minimum payments table below do not include the impact of future rental income of $2.5 million related to these subleases as of December 31, 2023.

The components of lease expense were as follows (in thousands):

	Year Ended December 31,	
	2023	2022
Operating lease cost	$ 3,243	3,959
Sublease income	(1,762)	(1,428)
Total lease expense	$ 1,481	2,531

Other information about lease amounts recognized on our consolidated financial statements is summarized as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities (in thousands):		
Operating cash flows from operating leases	$ 3,908	$ 4,658
Right-of-use assets obtained in exchange for lease obligations (in thousands):		
Operating leases	$ 653	$ 1,943
Weighted average remaining lease term (in years):		
Operating leases	2.2	3.2
Weighted average discount rate		
Operating leases	6.2 %	5.4 %

As of December 31, 2023, the Company no longer had any finance lease agreements. Future minimum payments for operating lease obligations and purchase commitments are as follows (in thousands):

	Operating Leases
2024	$ 2,540
2025	1,013
2026	520
2027	122
2028	52
Thereafter	12
Total minimum lease payments	4,259
Less amount representing interest	(311)
Present value of lease liabilities	$ 3,948
Operating lease liabilities, current	2,351
Operating lease liabilities, noncurrent	1,597
Total lease liabilities	$ 3,948

10. Commitments and Contingencies

Purchase Commitments

The Company has purchase commitments related to hosting services, third-party technology used in the Company's solutions and for other services the Company purchases as part of normal operations. In certain cases these arrangements require a minimum annual purchase commitment.

Future minimum payments for purchase commitments are as follows (in thousands):

Year	Purchase Commitments
2024	$ 22,852
2025	7,326
Thereafter	—
Total minimum payments	$ 30,178

Litigation

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. As of December 31, 2023, the Company is not involved in any current or pending legal proceedings that it believes may have a material adverse effect on its consolidated financial position or results of operations.

In addition, when we acquire companies, we require that the sellers provide industry standard indemnification for breaches of representations and warranties contained in the acquisition agreement and we will withhold payment of a portion of the purchase price for a period of time in order to satisfy any claims that we may make for indemnification. In certain transactions, we agree with the sellers to purchase a representation and warranty insurance policy that will pay such claims for indemnification. From time to time we may have one or more claims for indemnification pending. Similarly, we may have one or more ongoing negotiations related to the amount of an earnout. Gain contingencies related to indemnification claims are not recognized on our consolidated financial statements until realized.

11. Property and Equipment, Net

Property and equipment consisted of the following (in thousands) at:

	December 31,	
	2023	2022
Equipment	$ 5,722	$ 6,211
Furniture and fixtures	279	355
Leasehold improvements	836	1,037
Accumulated depreciation	(4,905)	(5,773)
Property and equipment, net	$ 1,932	$ 1,830

Amortization of assets recorded under finance leases is included with depreciation expense. Depreciation and amortization expense on Property and equipment, net was $1.4 million, $1.5 million and $2.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company recorded no impairment of property and equipment during the years ended December 31, 2023, 2022 and 2021. During the years ended December 31, 2023, 2022 and 2021, we recognized a $47.0 thousand, $79.0 thousand and nil losses on disposal of assets related primarily to leasehold improvements associated with the consolidation and integration of prior year acquisitions.

12. Series A Convertible Preferred Stock

On July 14, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Ulysses Aggregator, LP (the “Purchaser”), an affiliate of HGGC, LLC, to issue and sell at closing 115,000 shares of Series A Preferred Stock of the Company, par value $0.0001 per share, at a price of $1,000 per share (the “Initial Liquidation Preference”) for an aggregate purchase price of $115.0 million (the “Investment”). The Company is using the proceeds of the Investment for general corporate purposes and transaction-related fees and expenses.

On August 23, 2022 (the “Closing Date”), the closing of the Investment (the “Closing”) occurred, and the Series A Preferred Stock was issued to the Purchaser. In connection with the issuance of the Series A Preferred Stock, the Company incurred direct and incremental expenses comprised of transaction fees, and financial advisory and legal expenses (the “Series A Preferred Stock Issuance Costs”), which reduced the carrying value of the Series A Preferred Stock. Total Series A Preferred Stock Issuance Costs totaled $4.6 million.

Contemporaneous with the Closing Date, the Company and the Purchaser entered into a Registration Rights Agreement (the “Registration Rights Agreement”) and the Company filed a Certificate of Designation (the “Certificate of Designation”) setting out the powers, designations, preferences, and other rights of the Series A Preferred Stock with the Secretary of State of the State of Delaware in connection with the Closing. Pursuant to the Registration Rights Agreement, the Purchaser has certain customary registration rights with respect to any shares of Series A Preferred Stock or the common stock of the Company issuable upon conversion of the Series A Preferred Stock, including rights with respect to the filing of a shelf registration statement, underwritten offering rights and piggy back rights.

Dividend Provisions

The Series A Preferred Stock rank senior to the Company's common stock with respect to payment of dividends and rights on the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Stock has an Initial Liquidation Preference of $1,000 per share, representing an aggregate Liquidation Preference (as defined below) of $1,000 upon issuance. Holders of the Series A Preferred Stock are entitled to the dividend at the rate of 4.5% per annum, within first seven years after the Closing Date regardless of whether declared or assets are legally available for the payment. Such dividends shall accrue and compound quarterly in arrears from the date of issuance of the shares. The dividend rate will increase to 7.0% on the seven-year anniversary of the Closing Date. The dividend can be paid, in the Company's sole discretion, in cash or dividend in kind by adding to the Liquidation Preference of each share of Series A Preferred Stock outstanding. On June 7, 2023, the stockholders of the Company authorized, for purposes of complying with Nasdaq Listing Rules 5635(b) and (d), the issuance of shares of Common Stock underlying shares of Series A Preferred Stock in an amount equal to or in excess of 20% of the Common Stock outstanding immediately prior to the issuance of such Series A Preferred Stock (including upon the operation of anti-dilution provisions contained in the Certificate of Designation designating the terms of such Series A Preferred Stock). The Series A Preferred Stock is also entitled to fully participate in any dividends paid to the holders of common stock in cash, in stock or otherwise, on an as-converted basis. The Series A Preferred Stock had accrued unpaid dividends of $7.2 million as of December 31, 2023.

Liquidation Rights

In the event of any Liquidation, holders of the Series A Preferred Stock are entitled to receive an amount per share equal to the greater of (1) the Initial Liquidation Preference per share plus any accrued or declared but unpaid dividends on such shares (the "Liquidation Preference") or (2) the amount payable if the Series A Preferred Stock were converted into common stock. The Series A Preferred Stock will have distribution and liquidation rights senior to all other equity interests of the Company. As of December 31, 2023, the Liquidation Preference of the Series A Preferred Stock was $122.2 million.

Optional Redemption

On or after the 7th anniversary of the original issue date of the Series A Preferred Stock, the Company has the right to redeem any outstanding shares of the Series A Preferred Stock for a cash purchase price equal to 105% of the Liquidation Preference plus accrued and unpaid dividends as of the date of redemption.

Deemed Liquidation Event Redemption

Upon a fundamental change, holders of the Series A Preferred Stock have the right to require the Company to repurchase any or all of its Series A Preferred Stock for cash equal to the greater of (1) 105% of the Liquidation Preference plus the present value of the dividend payments the holders would have been entitled to through the fifth anniversary of the issue date and (2) the amount that such Preferred Stock would have been entitled to receive as if converted into common shares immediately prior to the fundamental change.

A fundamental change ("Deemed Liquidation Event") is defined as either the direct or indirect sale, lease, transfer, conveyance or other disposition of all or substantially all the properties or assets of the Company and its subsidiaries to any third party or the consummation of any transaction, the result of which is that any third party or group of third parties become the beneficial owner of more than 50% of the voting power of the Company.

Voting Rights

The Series A Preferred Stock will vote together with the Common Shares on all matters and not as a separate class (except as specifically provided in the Certificate of Designation or as otherwise required by law) on an as-if-converted basis.

The holders of the Series A Preferred Stock will have the right to elect one member of the Board of Directors for so long as holders of the Series A Preferred Stock own in the aggregate at least 5% of the shares of common stock on a fully diluted basis.

In addition, the holders of the Series A Preferred Stock will have the right to elect one non-voting observer to the Board of Directors for so long as they hold at least 10% of the shares of Convertible Preferred Stock outstanding as of the date of the issue date.

Conversion Feature

The Series A Preferred Stock may be converted, at any time in whole or in part at the option of the holder into a number of shares of common stock equal to the quotient obtained by dividing the sum of the Liquidation Preference plus all accrued and unpaid dividends by the conversion price of $17.50 (the "Conversion Price"). The Conversion Price is subject to adjustment in the following events:

- Stock splits and combinations
- Tender offers or exchange offers
- Distribution of rights, options, or warrants at a price per share that is less than the average of the last reported sale prices per share of Common Stock for the ten consecutive trading days
- Spin-offs and other distributed property
- Issuance of equity-linked securities at a price per share less than the conversion price

Anti-Dilution Provisions

The Series A Preferred Stock has customary anti-dilution provisions for stock splits, stock dividends, mergers, sales of significant assets, and reorganization events and recapitalization transactions or similar events, and weighted average anti-dilution protection, subject to customary exceptions for issuances pursuant to current or future equity-based incentive plans or arrangements (including upon the exercise of employee stock options).

13. Stockholders' Equity

Common and Preferred Stock

At the Company's annual meeting on June 7, 2023, the stockholders of the Company adopted a Certificate of Amendment (the "Certificate of Amendment") to the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"). Among other things, the Certificate of Amendment amended the Certificate of Incorporation to increase the number of authorized shares of the Company's Common Stock, from 50,000,000 to 75,000,000.

The common stock has a par value of $0.0001 per share. Each share of common stock is entitled to one vote at all meetings of stockholders. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote. The holders of common stock are also entitled to receive dividends, when, if and as declared by our board of directors, whenever funds are legally available therefore, subject to the priority rights of any outstanding preferred stock.

See "*Note 12. Series A Convertible Preferred Stock*" for a description of our Series A Preferred Stock, which is the only class of preferred stock outstanding.

Registration Statements

2022 S-3

On October 21, 2022 we filed a resale registration statement on Form S-3 (File No. 333-267973) (the "2022 S-3"), on behalf of the Purchaser and pursuant to the Registration Rights Agreement, which became effective on November 1, 2022 and covers (i) the issued Series A Preferred Stock and (ii) the number of shares of the Company's common stock issuable upon conversion of such Series A Preferred Stock, which amount includes and assumes that dividends on the Series A Preferred Stock are paid by increasing the Liquidation Preference of the Series A Preferred Stock for a period of sixteen dividend payment periods from the initial issuance date. See "*Note 12. Series A Convertible Preferred Stock*" for further details.

Share repurchase program

On September 1, 2023, the Board of Directors authorized a stock repurchase program (the "Share Repurchase Plan") in the aggregate amount of up to $15.0 million. In October 2023, the Board of Directors authorized an increase to the Share Repurchase Plan to allow the Company to repurchase up to an additional $10 million of shares. The Share Repurchase Plan allows the Company to repurchase shares of its issued and outstanding Common Stock, from time to time in the open market or otherwise (including in negotiated transactions, open market transactions, through accelerated share repurchase, through indirect purchases of Common Stock such as by using derivatives or in other transactions) in each case in accordance with applicable securities laws, so long as the aggregate purchase price paid for such transactions does not exceed $25 million for all such purchases. The Share Repurchase Plan does not have a specified expiration date. Accordingly, unless terminated earlier by resolution of the Board, the Share Repurchase Plan will expire when the Company has repurchased all shares authorized for repurchase.

In fiscal year 2024, the Company's net stock repurchases are subject to a 1 percent excise tax under the Inflation Reduction Act. The excise tax is included as a reduction to accumulated deficit in the consolidated statements of stockholders equity. Total accrued excise tax of $0.1 million is included in total cost of shares repurchases, excluded from average cost per share and excluded from total cash paid during the year ended December 31, 2023 as amounts were unpaid at year end.

During the year ended December 31, 2023, the Company repurchased and subsequently retired 3,245,100 shares of Common Stock, for a total of $14.2 million under the Share Repurchase Plan, inclusive of excise tax and other costs directly related to the repurchased shares. As of December 31, 2023, approximately $10.8 million remained available for additional share repurchases. The Company is not obligated to acquire any particular amount of Common Stock and may modify or suspend the repurchases at any time in the Company's discretion.

Tax Benefit Preservation Plan and Preferred Stock Purchase Rights

On May 2, 2023, our Board of Directors authorized and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company as of May 12, 2023 (the "Record Date"). 32,441,010 Rights were issued to the holders of record of shares of Common Stock. The description and terms of the Rights are set forth in a Tax Benefit Preservation Plan, dated as of May 2, 2023, as the same may be amended from time to time (the "Plan"), between the Company and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent.

By adopting the Plan, the Board of Directors is seeking to protect the Company's ability to use its net operating loss carryforwards ("NOLs") and other tax attributes to offset potential future income tax liabilities. The Company's ability to use such NOLs and other tax attributes would be substantially limited if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code (the "Code"). Generally, an "ownership change" occurs if the percentage of the Company's stock owned by one or more "five percent stockholders" increases by more than fifty percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last "ownership change" experienced by the Company. The Plan is intended to make it more difficult for the Company to undergo an ownership change by deterring any person from acquiring 4.9% or more of the outstanding shares of stock without the approval of the Board of Directors. The Board of Directors believes it is in the best interest of the Company and its stockholders to reduce the likelihood of an ownership change, which could harm the Company's future operating results by effectively increasing the Company future tax liabilities.

The Rights trade with, and are inseparable from, the Common Stock, and the record holders of shares of Common Stock are the record holders of the Rights. The Rights are evidenced only by certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) that represent shares of Common Stock. Rights will also be issued in respect of any shares of Common Stock that shall become outstanding after the Record Date (including upon conversion of any shares of Series A Preferred Stock of the Company) and, subject to certain exceptions specified in the Plan, prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below).

The Rights are not exercisable until the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the "Series B Preferred"), at a purchase price of $18.00 per one one-thousandth of a share of Series B Preferred (the "Purchase Price"), subject to adjustment as provided in the Plan.

The “Distribution Date” is the earlier of (i) the close of business on the tenth day after the public announcement that a person or group has become an Acquiring Person (as defined below) or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the Board shall become aware of the existence of an Acquiring Person (the date described in this clause (i), the “Stock Acquisition Date”) and (ii) the close of business on the tenth business day (or such later date as the Board of Directors shall determine prior to such time as any person or group becomes an Acquiring Person) after the date that a tender or exchange offer by any person is commenced, the consummation of which would result in such person becoming an Acquiring Person. A person or group becomes an “Acquiring Person” upon acquiring beneficial ownership of 4.9% or more of the outstanding shares of Common Stock, except in certain situations specified in the Plan.

The Rights will expire on the earliest of (a) the close of business on May 1, 2024, (b) the time at which the Rights are redeemed or exchanged pursuant to the Plan, or (c) the time at which the Board of Directors determines that the Tax Benefits are utilized in all material respects or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes (such earliest date, the “Expiration Date”).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company by virtue of holding such Right, including, without limitation, the right to vote and to receive dividends.

The Board of Directors may adjust the Purchase Price, the number of shares of Series B Preferred issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series B Preferred or Common Stock or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.

In connection with the adoption of the Plan, the Board of Directors approved a Certificate of Designations of the Series B Junior Participating Preferred Stock (the “Certificate of Designations”). The Certificate of Designations was filed with the Secretary of State of the State of Delaware on May 2, 2023.

Each one one-thousandth of a share of Series B Preferred, if issued:

- Will not be redeemable.
- Will entitle holders to quarterly dividend payments of $0.001 per one one-thousandth of a share of Series B Preferred, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater.
- Will entitle holders upon liquidation either to receive $0.001 per one one-thousandth of a share of Series B Preferred, or an amount equal to the payment made on one share of Common Stock, whichever is greater.
- Will have the same voting power as one share of Common Stock.
- If shares of Common Stock are exchanged as a result of a merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) consists of two elements, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) items are recorded in the stockholders’ equity section on our consolidated balance sheets and excluded from net income (loss). Other comprehensive income (loss) consists primarily of foreign currency translation adjustments for subsidiaries with functional currencies other than the USD, unrealized translation gains (losses) on intercompany loans with foreign subsidiaries, and unrealized gains (losses) on interest rate swaps.

The following table shows the ending balance of the components of accumulated other comprehensive loss, net of income taxes, in the stockholders' equity section on our consolidated balance sheets at the dates indicated (in thousands):

	December 31,	
	2023	2022
Other comprehensive income (loss)		
Foreign currency translation adjustment	$ (19,947)	$ (22,632)
Unrealized translation loss on intercompany loans with foreign subsidiaries, net of taxes	(3,330)	(7,426)
Unrealized gain on interest rate swaps	14,270	41,168
Realized gain on interest rate swap sale, net of amounts reclassified into interest expense, net	15,175	—
Total accumulated other comprehensive income (loss)	$ 6,168	$ 11,110

The Unrealized translation gain on intercompany loans with foreign subsidiaries as of December 31, 2023 is net of unrealized income tax expense of $1.6 million. The income tax expense (benefit) allocated to each component of other comprehensive income (loss) for all other periods and components was not material.

Stock Compensation Plans

The Company maintains two stock-based compensation plans, the 2010 Stock Option Plan (the "2010 Plan") and the 2014 Stock Option Plan (the "2014 Plan"), which are described below.

2010 Plan

At December 31, 2023, there were 27,939 options outstanding under the 2010 Plan. Following the effectiveness of the Company's 2014 Plan in November 2014, no further awards have been made under the 2010 Plan, although each option previously granted under the 2010 Plan will remain outstanding subject to its terms. Any such shares of common stock that are subject to awards under the 2010 Plan which are forfeited or lapse unexercised and would otherwise have been returned to the share reserve under the 2010 Plan instead will be available for issuance under the 2014 Plan.

2014 Plan

In November 2014, the Company adopted the 2014 Plan, providing for the granting of incentive stock options, as defined by the Internal Revenue Code, to employees and for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to employees, directors and consultants. The 2014 Plan also provides for the automatic grant of option awards to our non-employee directors. As of December 31, 2023, there were 121,975 options outstanding under the 2014 Plan, and 737,581 shares of common stock reserved for issuance under the 2014 Plan. The number of shares available for issuance under the 2014 Plan will be increased annually through 2024 in an amount equal to the least of (i) 4% of the outstanding Shares on the last day of the immediately preceding Fiscal Year or (ii) such number of Shares determined by the Board. At December 31, 2023, there were 1,758,847 restricted stock units and 100,000 performance based restricted stock units outstanding under the 2014 Plan.

Under both the 2010 Plan and 2014 Plan, options granted to date generally vest over a three or four year period, with a maximum term of ten years. Shares issued upon any stock option exercise and restricted under the 2010 Plan or 2014 Plan will be issued from the Company's authorized but unissued shares.

Share-based Compensation

The Company recognized share-based compensation expense from all awards in the following expense categories (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Cost of revenue	$ 952	$ 1,984	$ 2,088
Research and development	2,463	2,733	3,085
Sales and marketing	2,059	4,239	5,957
General and administrative [(1)]	17,400	32,646	42,743
Total	$ 22,874	$ 41,602	$ 53,873

(1) For the year ended December 31, 2021, a former executive resigned from his positions that resulted in stock-based compensation of $6.3 million related to the acceleration and deemed modification of the unvested portion of grants held at the time of transition. In accordance with ASC 718, *Compensation—Stock Compensation*, the fair value of these awards were modified and all related expense accelerated on the date of modification as a result of the reduction in required service.

Our income tax benefits recognized from stock-based compensation arrangements in each of the periods presented were immaterial due to cumulative losses and valuation allowances.

Restricted Stock Units ("RSU")

During the year ended December 31, 2023 the Company granted restricted stock units under its 2014 Stock Incentive Plan, in lieu of restricted stock awards, primarily for stock plan administrative purposes.

Performance-Based Restricted Stock Units ("PRSU")

In 2023 and 2022, fifty percent of the awards granted to our Chief Executive Officer were PRSUs. The 2023 and 2022 PRSU agreements provide that the quantity of units subject to vesting may range from 0% to 300% of the units granted per the table below based on the Company's absolute total shareholder return ("TSR") at the end of the thirty-six and eighteen month performance periods, respectively. At the end of the performance period, the 2022 PRSU resulted in no units granted.

The following table summarizes PRSU and RSU activity during the year ended December 31, 2023 :

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested restricted units outstanding as of December 31, 2022	1,603,023	$ 21.33
Granted	1,850,357	7.66
Vested	(1,189,806)	17.72
Forfeited[(1)]	(404,727)	22.60
Unvested restricted units outstanding as of December 31, 2023	1,858,847	$ 9.76

[(1)]Includes forfeited awards related to the 2022 PRSUs. At June 30, 2023, or the end of the performance period for the 2022 PRSUs, none of the awards vested.

The total fair value of the RSUs vested during the years ended December 31, 2023, 2022 and 2021 was approximately $5.0 million, $13.9 million and $28.2 million, respectively. As of December 31, 2023, $16.0 million of unrecognized compensation cost related to unvested restricted stock units (including performance based awards) is expected to be recognized over a weighted-average period of 1.77 years.

The PRSU and RSU activity table above includes PRSU units granted that are based on a 100% target payout.

The total fair value of PRSUs vested during the years ended December 31, 2023, 2022 and 2021 was nil , nil and $5.6 million, respectively.

Significant assumptions used in the Monte Carlo simulation model for the PRSUs granted during the year ended December 31, 2023 and year ended December 31, 2022 are as follows:

	December 31, 2023	December 31, 2022
Expected volatility	55.5%	49.5%
Risk-free interest rate	4.4%	0.7%
Remaining performance period (in years)	2.86	1.46
Dividend yield	—	—

Stock Option Activity

Stock option activity during the year ended December 31, 2023 is as follows:

	Number of Options Outstanding	Weighted–Average Exercise Price	Weighted–Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	154,321	$ 11.19		
Options granted	—	—		
Options exercised	(3,026)	1.78		
Options forfeited				
Options expired	(1,381)	4.42		
Outstanding at December 31, 2023	149,914	$ 11.44	2.38	$ —
Options vested and expected to vest at December 31, 2023	149,914	$ 11.44	2.39	$ —
Options vested and exercisable at December 31, 2023	149,914	$ 11.44	2.38	$ —

The aggregate intrinsic value of options exercised at December 31, 2023, 2022, and 2021, was approximately nil, $0.6 million, and $1.1 million, respectively. All of the Company’s outstanding stock options were fully vested as of December 31, 2019.

As of December 31, 2022, there was no remaining unrecognized compensation cost related to stock options.

14. Revenue Recognition

Revenue Recognition Policy

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services over the term of the agreement, generally when made available to the customers. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales credits and allowances. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenue is recognized based on the following five step model in accordance with ASC 606, *Revenue from Contracts with Customers*:

- Identification of the contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

Performance obligations under our contracts consist of subscription and support, perpetual licenses, and professional services revenue within a single operating segment.

Subscription and Support Revenue

The Company's software solutions are available for use as hosted application arrangements under subscription fee agreements without licensing perpetual rights to the software. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company's solution is made available to the customer. As our customers have access to use our solutions over the term of the contract agreement we believe this method of revenue recognition provides a faithful depiction of the transfer of services provided. Our subscription contracts are generally 1 to 3 years in length. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or subscription and support revenue, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as subscription and support revenue at the end of each month and is invoiced concurrently. Subscription and support revenue includes revenue related to the Company's digital engagement application which provides short code connectivity for its two-way short message service ("SMS") programs and campaigns. As discussed further in the "*Principal vs. Agent Considerations*" section below, the Company recognizes revenue related to these messaging-related subscription contracts on a gross basis.

Perpetual License Revenue

The Company also records revenue from the sales of proprietary software products under perpetual licenses. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer. The Company's products do not require significant customization.

Professional Services Revenue

Professional services provided with subscription and support licenses and perpetual licenses consist of implementation fees, data extraction, configuration, and training. The Company's implementation and configuration services do not involve significant customization of the software and are not considered essential to the functionality. Revenue from professional services are recognized over time as such services are performed. Revenue for fixed price services are generally recognized over time applying input methods to estimate progress to completion. Revenue for consumption-based services are generally recognized as the services are performed.

Performance Obligations and Standalone Selling Price

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting. The Company has contracts with customers that often include multiple performance obligations, usually including professional services sold with either individual or multiple subscriptions or perpetual licenses. For these contracts, the Company records individual performance obligations separately if they are distinct by allocating the contract's total transaction price to each performance obligation in an amount based on the relative standalone selling price ("SSP") of each distinct good or service in the contract. We only include estimated amounts of variable consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. We determine the SSP based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within our contracts.

Principal vs. Agent Considerations

The Company evaluates whether it is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) for vendor reseller agreements and messaging-related subscription agreements. Where the Company is the principal, it first obtains control of the inputs to the specific good or service and directs their use to create the combined output. The Company's control is evidenced by its involvement in the integration of the good or service on its platform before it is transferred to its customers, and is further supported by the Company being primarily responsible to its customers and having a level of discretion in establishing pricing. While none of the factors individually are considered presumptive or determinative, in reaching conclusions on gross versus net revenue recognition, the Company places the most weight on the analysis of whether or not it is the primary obligor in the arrangement.

Generally, the Company reports revenue from vendor reseller agreements on a gross basis, meaning the amounts billed to customers are recorded as revenue, and expenses incurred are recorded as cost of revenue. As the Company is primarily obligated in its messaging-related subscription contracts, has latitude in establishing prices associated with its messaging program management services, is responsible for fulfillment of the transaction, and has credit risk, we have concluded it is appropriate to record revenue on a gross basis with related pass-through telecom messaging costs incurred from third parties recorded as cost of revenue. Revenue provided from agreements in which the Company is an agent are immaterial.

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables, and deferred revenue. Billings scheduled to occur after the performance obligation has been satisfied and revenue recognition has occurred result in unbilled receivables, which are expected to be billed during the succeeding twelve-month period and are recorded in Unbilled receivables in our consolidated balance sheets. A contract liability results when we receive prepayments or deposits from customers in advance for implementation, maintenance and other services, as well as subscription fees. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. We recognize contract liabilities as revenue upon satisfaction of the underlying performance obligations. Contract liabilities that are expected to be recognized as revenue during the succeeding twelve-month period are recorded in Deferred revenue and the remaining portion is recorded in Deferred revenue, noncurrent on the accompanying consolidated balance sheets at the end of each reporting period.

Deferred revenue primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for maintenance and other services, as well as initial subscription fees. We recognize deferred revenue as revenue when the services are performed, and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

Unbilled Receivables

Unbilled receivables represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered and professional services already performed, but invoiced in arrears and for which the Company believes it has an unconditional right to payment. As of December 31, 2023 and 2022 unbilled receivables were $2.7 million and $5.3 million, respectively.

Deferred Commissions

Sales commissions earned by our sales force, and related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions and other costs for new customer contracts are capitalized upon contract signing and amortized on a systematic basis that is consistent with the transfer of goods and services over the expected life of the customer relationships, which has been determined to be approximately 6 years. The expected life of our customer relationships is based on historical data and management estimates, including estimated renewal terms and the useful life of the associated underlying technology. Commissions paid on renewal contracts are not commensurate with commissions paid on new customer contracts, as such, deferred commissions related to renewals are capitalized and amortized over the estimated contractual renewal term of 18 months. We utilized the 'portfolio approach' practical expedient, which allows entities to apply the guidance to a portfolio of contracts with similar characteristics as the effects on the financial statements of this approach would not differ materially from applying the guidance to individual contracts. The portion of capitalized costs expected to be amortized during the succeeding twelve-month period is recorded as Deferred commissions, current, and the remainder is recorded as Deferred commissions, noncurrent, in our consolidated balance sheets. Amortization expense is included in sales and marketing expenses on our consolidated statements of operations. Deferred commissions are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable consistent with the Company's long-lived assets policy as described in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*". No indicators of impairment of deferred commissions were identified during the years ended December 31, 2023, 2022 or 2021.

The following table presents the activity impacting deferred commissions for the year ended December 31, 2023 (in thousands):

	Deferred Commissions
Deferred commissions balance at December 31, 2022	$ 24,755
Capitalized deferred commissions	11,350
Amortization of deferred commissions	(13,108)
Deferred commissions balance at December 31, 2023	$ 22,997

Amortization of deferred commissions in excess of amounts capitalized for the year ended December 31, 2023 was $1.8 million.

Deferred Revenue

Deferred revenue represents either customer advance payments or billings for which the aforementioned revenue recognition criteria have not yet been met.

Deferred revenue is mainly unearned revenue related to subscription services and support services. During the year ended December 31, 2023, we recognized $102.3 million and $3.7 million of subscription services and professional services revenue, respectively, that was included in the deferred revenue balances at the beginning of the period.

Remaining Performance Obligations

As of December 31, 2023, approximately $268.6 million of revenue is expected to be recognized from remaining performance obligations. We expect to recognize revenue on approximately 68% of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by geography and revenue generating activity, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue by geography is based on the ship-to address of the customer, which is intended to approximate where the customers' users are located. The ship-to country is generally the same as the billing country. The Company has operations primarily in the U.S., United Kingdom and Canada. Information about these operations is presented below (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Subscription and support:			
United States	$ 201,252	$ 211,440	$ 205,882
United Kingdom	37,004	41,728	45,673
Canada	13,644	17,304	13,870
Other International	29,654	27,415	22,196
Total subscription and support revenue	281,554	297,887	287,621
Perpetual license:			
United States	2,654	3,284	1,840
United Kingdom	589	425	11
Canada	199	264	109
Other International	2,635	2,975	190
Total perpetual license revenue	6,077	6,948	2,150
Professional services:			
United States	5,961	6,871	8,104
United Kingdom	1,318	2,269	2,666
Canada	827	947	410
Other International	2,115	2,381	1,065
Total professional service revenue	10,221	12,468	12,245
Total revenue	$ 297,852	$ 317,303	$ 302,016

15. Employee Benefit Plans

The Company has established various international defined contribution plans and one voluntary defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code. The Company made no material contributions to the 401(k) plans for the years ended December 31, 2023, 2022 and 2021.

16. Segment and Geographic Information

ASC 280, *Segment Reporting*, establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding how to allocate resources and in assessing performance. Our Chief Executive Officer is considered to be our CODM. Our CODM manages the business as a multi-product business that utilizes its model to deliver software products to customers regardless of their geography or IT environment. Operating results are reviewed by the CODM primarily at the consolidated entity level for purposes of making resource allocation decisions and for evaluating financial performance. Accordingly, we considered ourselves to be in a single operating and reporting segment structure.

Revenue

See "*Note 14 Revenue Recognition—Disaggregated Revenue*" for a detail of revenue by geography.

Identifiable Long-Lived Assets

	December 31,	
	2023	**2022**
Identifiable long-lived assets:		
United States	$ 713	$ 879
United Kingdom	152	252
Canada	680	390
Other International	387	309
Total identifiable long-lived assets	$ 1,932	$ 1,830

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) of the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer (our principal executive officer and principal financial officer, respectively), has evaluated our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023.

Our management does not expect that our disclosure controls and procedures will prevent or detect all errors and all fraud. Disclosure controls and procedures, no matter how well designed, operated and managed, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations of disclosure controls and procedures, no evaluation of such disclosure controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management Report on Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) . Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on those criteria.

The independent registered public accounting firm of Ernst & Young LLP, as auditors of the Company's consolidated financial statements, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, included herein.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K) during the quarter ended December 30, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Sholders and the Board of Directors of Upland Software, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Upland Software, Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Upland Software, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 22, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Austin, Texas

February 22, 2024

PART III

Item 10. Directors, Officers and Corporate Governance

We have adopted a code of ethics that applies to the Company's directors, officers and employees, including the Chief Executive Officer and the Chief Financial Officer and any other persons performing similar functions. The text of our code of ethics, "Code of Business Conduct and Ethics," has been posted on our website at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx. We will provide a copy of the code of ethics without charge upon request to Corporate Secretary, Upland Software, Inc., 401 Congress Ave., Suite 1850, Austin, Texas 78701.

Additional information required by this item is incorporated by reference from our 2024 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2024 Annual Meeting of Stockholders ("2024 Proxy Statement), under the headings "Proposal One: Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Directors and Corporate Governance" and "Executive Officers." The 2024 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from our 2024 Proxy Statement, under the headings "Executive Compensation" and "Directors and Corporate Governance-Compensation Committee Interlocks and Insider Participation." The 2024 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from our 2024 Proxy Statement under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management." The 2024 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 13. Certain Relationships, and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from our 2024 Proxy Statement under the headings "Certain Relationships and Related Party Transactions" and "Directors and Corporate Governance-Director Independence." The 2024 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference from our 2024 Proxy Statement under the heading "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm." The 2024 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements

The financial statements filed as part of this Annual Report on Form 10-K are listed on the "Index to Consolidated Financial Statements" included in *"Item 8. Financial Statements and Supplementary Data" h*erein.

(b) Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is otherwise included in the consolidated financial statements or notes thereto set forth under Item 8 above.

(c) Exhibits

See Exhibit Index at the end of this Annual Report on Form 10-K, which is incorporated by reference.

Item 16. Form 10-K Summary

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Incorporated by Reference Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation, as currently in effect	10-K	001-36720	3.1	March 30, 2016
3.2	Amended and Restated By-laws of Upland Software, Inc., effective February 3, 2020	8-K	001-36720	3.1	February 4, 2020
3.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock	8-K	001-36720	3.1	August 23, 2022
3.4	Certificate of Designations of Series B Junior Participating Preferred Stock of Upland Software, Inc., filed with the Secretary of State of the State of Delaware on May 2, 2023.	8-K	001-36720	3.1	May 3, 2023
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Upland Software, Inc.	8-K	001-36720	3.1	June 8, 2023
4.1*	Description of Capital Stock				
4.2	Tax Benefit Preservation Plan, dated as of May 2, 2023, by and between Upland Software, Inc. and Broadridge Corporate Issuer Solutions, LLC, as rights agent.	8-K	001-36720	4.1	May 3, 2023
10.1+	Form of Indemnification Agreement for directors and officers	S-1	333-198574	10.2	October 27, 2014
10.2+	Amended and Restated 2010 Stock Plan, as amended September 2, 2014	S-1	333-198574	10.3.1	September 4, 2014
10.3+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Standard)	S-1	333-198574	10.4	September 4, 2014
10.3.1+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Former ComSci, LLC Employees)	S-1	333-198574	10.4.1	September 4, 2014
10.3.2+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Executive)	S-1	333-198574	10.4.2	September 4, 2014
10.3.3+	Form of Amendment to Stock Option Agreement under Amended and Restated 2010 Stock Plan with Certain Executives	S-1	333-198574	10.4.3	September 4, 2014
10.4+	Form of Restricted Stock Purchase Agreement under Amended and Restated 2010 Stock Plan	S-1	333-198574	10.5	September 4, 2014
10.4.1+	Form of Amendment to Restricted Stock Purchase Agreement under Amended and Restated 2010 Stock Plan	S-1	333-198574	10.5.1	September 4, 2014
10.5+	2014 Equity Incentive Plan	S-1	333-198574	10.6	October 27, 2014
10.6+	Form of Stock Option Award Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.7	October 27, 2014
10.6.1+	Form of Stock Option Award Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.7.1	October 27, 2014
10.7+	Form of Restricted Stock Purchase Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.8	October 27, 2014
10.7.1+	Form of Restricted Stock Purchase Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.8.1	October 27, 2014
10.8+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.9	October 27, 2014
10.8.1+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.9.1	October 27, 2014
10.11.2	Second Amendment to Office Lease between Registrant and CSHV-401 Congress LLC	10-K	001-36720	10.11.2	March 15, 2019
10.20+	Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.21	March 30, 2017
10.21+	Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.23	March 30, 2017
10.22+	Amendment #1 to Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.23	March 15, 2019
10.23+	Amendment #1 to Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.25	March 15, 2019

		Incorporated by Reference			
10.24	Credit Agreement by and among, inter alios, Upland Software, Inc., Credit Suisse AG, Cayman Islands Branch and the lenders party thereto Credit Agreement by and among, inter alios, Upland Software, Inc., Credit Suisse AG, Cayman Islands Branch and the lenders party thereto dated as of August 6, 2019 as of August 6, 2019	8-K	001-36720	10.1	August 7, 2019
10.25	First Incremental Assumption Agreement by and among, inter alios, Upland Software, Inc. and Credit Suisse AG, Cayman Islands Branch, as Agent and 2019 Incremental Lender, dated as of November 26, 2019	8-K	001-36720	10.1	November 26, 2019
10.27+	Amendment #2 to Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.29	February 25, 2021
10.28+	Amendment #2 to Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.31	February 25, 2021
10.29	Amendment No. 1 to Credit Agreement, dated as of February 21, 2023, by and between Upland Software, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent	8-K	001-36720	10.1	February 23, 2023
10.35	Securities Purchase Agreement, by and between Upland Software, Inc. and Ulysses Aggregator, LP, dated as of July 14, 2022	8-K	001-36720	10.1	July 14, 2022
10.36	Registration Rights Agreement, by and between Upland Software, Inc. and Ulysses Aggregator, LP, dated as of August 23, 2022	8-K	001-36720	10.1	August 23, 2022
21.1*	List of subsidiaries of Upland Software, Inc.				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm				
24.1*	Power of Attorney (included on signature pages hereto)				
31.1*	Certification of the Principal Executive Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of the Principal Financial Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*(1)	Certification of Principal Executive Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*(1)	Certification of Principal Financial Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1*	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1				
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

+ Indicates management contract, compensatory plan or arrangement.

* Filed herewith.

(1) The material contained in Exhibit 32.1 and Exhibit 32.2 is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except to the extent that the Company specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirement of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2024

Upland Software, Inc.

By: /s/ John T. McDonald

John T. McDonald

Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John T. McDonald and Michael D. Hill and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent the full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John T. McDonald John T. McDonald	Chief Executive Officer and Chairman (*Principal Executive Officer*)	February 22, 2024
/s/ Michael D. Hill Michael D. Hill	Chief Financial Officer and Treasurer (*Principal Financial Officer and Principal Accounting Officer*)	February 22, 2024
/s/Tim Mattox Tim Mattox	Director	February 22, 2024
/s/ David D. May David D. May	Director	February 22, 2024
/s/ Stephen E. Courter Stephen E. Courter	Director	February 22, 2024
/s/ Teresa M. Walsh Teresa M. Walsh	Director	February 22, 2024
/s/ David H.S. Chung David H.S. Chung	Director	February 22, 2024